Filed Pursuant to Rule 424b(3)
Registration No. 333-172945

MERGER PROPOSAL – YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On behalf of the board of directors of Centra Financial Holdings, Inc., or Centra, I cordially invite you to attend a special meeting of shareholders of Centra, to be held on June 6, 2011, at 4:30 p.m., at the Operations and Training Center of Centra Bank, 3040 University Avenue, Suite 250, Morgantown, West Virginia. At the special meeting, you will be asked to approve the proposed merger of Centra with and into a subsidiary of United Bankshares Inc., or United Bankshares, which we refer to as the merger. In the merger, each share of Centra common stock that you own will be exchanged for 0.7676 shares of United Bankshares common stock. You will receive cash in lieu of any fractional shares of United Bankshares common stock that you may otherwise receive.

On December 15, 2010, Centra entered into an Agreement and Plan of Reorganization with United Bankshares, which we refer to as the merger agreement. Pursuant to the merger agreement, Centra will merge with and into UBC Holding Company, Inc., or UBC Holding, a subsidiary of United Bankshares, with UBC Holding surviving the merger as a subsidiary of United Bankshares.

The exchange ratio in the merger is fixed and will not be adjusted to stock price changes prior to the completion of the merger, except for a limited circumstance described in the accompanying proxy statement/prospectus. The market value of the aggregate merger consideration will fluctuate with the market price of United Bankshares common stock. The following table shows the closing sale price of United Bankshares common stock as reported on the NASDAQ Global Select Market on December 10, 2010, which is the date Centra and United Bankshares agreed to the exchange ratio, on December 15, 2010, the last trading day before public announcement of the merger, and on April 28, 2011, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of Centra common stock on each date, which we calculated by multiplying the closing price of United Bankshares common stock on those dates by the exchange ratio of 0.7676. We urge you to obtain current market quotations for the common stock of United Bankshares.

	UNITED BANKSHARES Common Stock (NASDAQ: UBSI)	Implied Value of One Share of Centra Common Stock
At December 10, 2010	$27.36	$21.00
At December 15, 2010	$26.94	$20.68
At April 28, 2011	$26.15	$20.07

Based on the merger agreement, we expect the merger to be tax-free with respect to the shares of United Bankshares common stock that you receive. If you receive cash in the merger in lieu of any fractional shares of United Bankshares common stock, you may have to recognize income or gain for tax purposes.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. If you neither return your card nor vote in person, the effect will be to vote against the merger.

The accompanying proxy statement/prospectus provides you with additional information about the special meeting, the merger agreement and the merger. We encourage you to read this entire document carefully, including the “Risk Factors” section beginning on page 13. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus. In arriving at its recommendations, Centra’s board of directors gave careful consideration to a number of factors that are described in the accompanying proxy statement/prospectus. We encourage you to read the entire proxy statement/prospectus and its annexes, including the merger agreement, carefully before making an investment decision.

After careful consideration, Centra’s board of directors unanimously adopted and approved the merger agreement and the merger and determined that the merger agreement, the merger and the other transactions contemplated thereby are fair to and in the best interests of Centra and its shareholders. Accordingly, Centra’s board of directors unanimously recommends that you vote “FOR” approval of the proposal to approve and adopt the merger agreement, the merger, and the other transactions contemplated thereby, and “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Douglas J. Leech

Chairman, President and Chief Executive Officer

Centra Financial Holdings, Inc.

An investment in United Bankshares common stock in connection with the merger involves certain risks and uncertainties. See “Risk Factors” beginning on page 13 of this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the United Bankshares common stock to be issued in the merger and pursuant to this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either United Bankshares or Centra and they are not insured by the Federal Deposit Insurance Corporation or any other federal or state governmental agency.

This proxy statement/prospectus is dated April 28, 2011 and it is first being mailed to Centra shareholders on or about May 4, 2011.

CENTRA FINANCIAL HOLDINGS, INC.

990 Elmer Prince Drive

P.O. Box 656

Morgantown, West Virginia 26507-0656

(304) 598-2000

NOTICE OF SPECIAL MEETING OF CENTRA SHAREHOLDERS

TO BE HELD ON JUNE 6, 2011

A special meeting of shareholders of Centra Financial Holdings, Inc., or Centra, will be held on June 6, 2011, at the Operations and Training Center of Centra Bank, 3040 University Avenue, Morgantown, West Virginia 26505, at 4:30 p.m., local time, for the following purposes:

1.	To approve and adopt the Agreement and Plan of Reorganization dated as of December 15, 2010, or the merger agreement, between Centra and United Bankshares, Inc, or United Bankshares, the merger and the other transactions contemplated thereby. The merger agreement provides that Centra will merge with and into UBC Holding, a subsidiary of United Bankshares, upon the terms and subject to the conditions set forth in the merger agreement, as more fully described in the accompanying proxy statement/prospectus. (See Proposal One–Approval of the Merger.)

2.	To adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting, as more fully described in the accompanying proxy statement/prospectus. (See Proposal Two–Adjournment of the Meeting.)

3.	To transact such other business as may properly come before the special meeting.

Our board of directors has determined that the terms of the merger are fair to and in the best interests of Centra and our shareholders, has approved and adopted the merger agreement, and unanimously recommends that our shareholders vote “FOR” the approval and adoption of the merger agreement, the merger and the other transactions contemplated thereby.

Shareholders who are holders of record on April 28, 2011, may vote at the special meeting. The special meeting may be adjourned or postponed from time to time upon approval of our shareholders without any notice other than by announcement at the special meeting of the adjournment or postponement thereof, and any and all business for which notice is hereby given may be transacted at such adjourned or postponed special meeting.

The presence, in person or by proxy, of the holders of a majority of Centra common stock entitled to vote at the special meeting is necessary to constitute a quorum. If a quorum exists, the affirmative vote of a majority of the votes cast is required to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby. Please vote, sign, date and return the enclosed proxy card in the enclosed, self-addressed envelope as promptly as possible, even if you plan to attend the special meeting. You may also vote online at https://www.proxyvotenow.com/cfh or by telephone. The telephone number is 1-866-874-4882. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. If you attend the special meeting, you may vote your shares in person, even though you have previously signed and returned your proxy. You may revoke your proxy before it is voted at the special meeting. Failure to return a properly executed proxy card, or to vote at the special meeting, will have the same effect as a vote against the merger agreement, the merger and the other transactions contemplated thereby.

By Order of the Board of Directors

/s/ Douglas J. Leech

Chairman, President and Chief Executive Officer

Morgantown, West Virginia

April 28, 2011

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ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates certain important and financial information about United Bankshares and Centra from other documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon written or telephone request from the appropriate company at the following addresses:

United Bankshares, Inc.	Centra Financial Holdings, Inc.
514 Market Street	990 Elmer Prince Drive
Parkersburg, West Virginia 26102	Morgantown, West Virginia 26505
Attention: Jennie Singer	Attention: Timothy P. Saab
Telephone: (304) 424-8800	Telephone: (304) 581-6002

If you would like to request any documents, please do so by May 30, 2011 in order to receive them before the special meeting.

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which we refer to as the SEC, by United Bankshares (File No. 0-13322), constitutes a prospectus of United Bankshares under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of United Bankshares common stock to be issued to holders of Centra common stock as required by the merger agreement. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of Centra common stockholders, at which Centra common stockholders will be asked to vote upon a proposal to adopt the merger agreement.

You should rely on the information contained or incorporated by reference into this proxy statement/prospectus with respect to the merger agreement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated April 28, 2011. You should not assume that the information contained, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this proxy statement/prospectus to Centra shareholders nor the issuance by United Bankshares of common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Centra has been provided by Centra and information contained in this document regarding United Bankshares has been provided by United Bankshares.

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDER MEETING AND THE MERGER

Q:	What am I being asked to vote on at the special meeting?

A:	Centra’s shareholders will be voting on the following two matters:

•	A proposal to approve and adopt the merger agreement between Centra and United Bankshares, the merger and the other transactions contemplated thereby.

•

A proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting.

Centra shareholders will also transact such other business that may properly come before the special meeting.

Q:	Why is Centra proposing the merger?

A:	We believe the proposed merger is fair to and in the best interests of Centra and its shareholders. Our board of directors believes that combining with United Bankshares provides significant value to our shareholders and provides our shareholders with opportunities for growth offered by the combined company.

You should review the reasons for the merger described in greater detail under the caption “Proposal One – Approval of the Merger – Centra’s Reasons for the Merger; Recommendation of the Centra Board of Directors” beginning on page 39.

Q:	When and where is the special meeting?

A:	The special meeting is scheduled to take place on June 6, 2011, at 4:30 p.m., local time, at the Operations and Training Center of Centra Bank, 3040 University Avenue, Suite 250, Morgantown, West Virginia.

Q:	What does the Centra board of directors recommend?

A:	The Centra board of directors has unanimously approved the merger agreement. The Centra board recommends that shareholders vote “FOR” the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby.

Q:	What will I receive for my Centra common stock?

A:	For each share of Centra common stock that you own, you will receive 0.7676 shares of United Bankshares common stock. If you are to receive a fractional share of United Bankshares common stock, you will receive cash in lieu of that fractional share.

Q:	What should I do now?

A:	After you have read this document carefully, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and return your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. Alternatively, you may vote by telephone or the internet. It is important that the proxy card be received as soon as possible and in any event before the special meeting.

Q:	If my shares are held by my broker in “street name,” will my broker vote my shares for me?

A:

No. Without instructions from you, your broker will not be able to vote your shares on the proposal to approve and adopt the merger agreement. You should instruct your broker to vote your shares, following the directions provided by your broker to vote your shares. If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares on the proposal to approve and adopt the merger agreement, which will have the effect of a “NO” vote on the items being considered. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q:	Can I change my vote after I mail my proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the shareholder meeting. You can do this in one of three ways:

•	First, you can send a written notice to the Corporate Secretary of Centra stating that you would like to revoke your proxy.

•

Second, you can complete and submit a new proxy card or vote again by telephone or internet. Your latest vote actually received by Centra before the special meeting will be counted, and any earlier votes will be revoked.

•	Third, you can attend the shareholder meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the special meeting will not revoke your earlier proxy.

If you choose either of the first or second methods, you must submit your notice of revocation or your new proxy card to Centra prior to the special meeting. Your submissions must be mailed to the Corporate Secretary of Centra at the address listed on the Notice of Special Meeting.

Q:	What if I do not vote or I abstain from voting?

A:	Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to routine matters, they do not have discretionary power to vote your shares on non-routine matters. Both proposals are non-routine and therefore your broker will not be able to vote your shares with respect to either proposal unless the broker receives appropriate instructions from you.

Centra common stock owned by holders electing to abstain from voting with respect to any agenda item and broker non-votes will be regarded as present at the meeting and counted towards the determination of whether a quorum exists.

Q:	What is the vote required to approve each proposal at the special meeting?

A:	The presence, in person or by proxy, of the holders of a majority of the shares of Centra common stock entitled to vote at the special meeting is necessary to constitute a quorum. For purposes of the approval and adoption of the merger agreement and the approval of the adjournment proposal, if a quorum exists, the affirmative vote of a majority of the votes cast is required. In determining whether this proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will be disregarded and have no effect on the outcome of the proposals.

Q:	How will I receive my shares of United Bankshares common stock?

A:	Following the consummation of the merger, the exchange agent will mail transmittal forms to each Centra shareholder. You should complete the transmittal form and return it to the exchange agent as soon as possible, along with your Centra stock certificate(s) or any appropriate guarantee of delivery. Once the exchange agent has received the proper documentation, it will forward to you the United Bankshares common stock to which you are entitled.

Centra shareholders will not receive any fractional shares of United Bankshares common stock. Instead, they will receive cash, without interest, for any fractional share of United Bankshares common stock that they might otherwise have been entitled to receive based on the average of the daily closing prices for United Bankshares common stock for the 20 consecutive full trading days on which shares of United Bankshares common stock are actually traded on the NASDAQ Global Select Market ending on the tenth trading day prior to the date of completion of the merger.

Q:	What should I do if my shares of Centra are held by my broker or otherwise in “street name?”

A:	If you hold your shares of Centra common stock in “street name” (i.e., your bank or broker holds your shares for you), you should receive instructions regarding exchange procedures directly from your bank or broker. If you have any questions regarding these procedures, you should contact your bank or broker directly, or you may contact United Bankshares or Centra at the addresses or telephone numbers listed on pages 4 and 124.

Q	Will I be able to sell the shares of United Bankshares common stock that I receive in the merger?

A:	Yes, in most cases. The shares of United Bankshares common stock to be issued in the merger will be registered under the Securities Act of 1933 and listed on the NASDAQ Global Select Market. However, certain shareholders who are deemed to be “affiliates” of United Bankshares or Centra under the Securities Act (generally, directors, executive officers and shareholders of United Bankshares or Centra holding 10% or more of the outstanding shares of common stock) must abide by certain transfer restrictions under the Securities Act.

Q:	When will we complete the merger?

A:	We expect to complete the merger in the third quarter of 2011. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Centra shareholders and the necessary regulatory approvals and the other conditions to the closing need to be satisfied or waived.

The regulatory approvals are described under “Proposal One – Approval of the Merger – Regulatory Approvals” beginning on page 55.

Q:	What are the tax consequences of the merger to me?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of Centra common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Centra common stock for shares of United Bankshares common stock in the merger, except with respect to any cash received instead of fractional shares of United Bankshares common stock. For greater detail, see “Certain Federal Income Tax Consequences of the Merger” beginning on page 61.

Q:	Do I have appraisal rights in connection with the merger?

A:	No. Under West Virginia law, holders of Centra common stock are not entitled to any dissenters’ rights of appraisal in connection with the merger. See the section entitled “Proposal One – Approval of the Merger – Dissenters’ or Appraisal Rights” beginning on page 59.

Q:	Who should shareholders call with questions?

A:	If you have more questions about the merger or the special meeting you should contact:

Centra Financial Holdings, Inc.

990 Elmer Prince Drive

Morgantown, West Virginia 26505

Attention: Timothy P. Saab

Telephone: (304) 581-6002

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to carefully read this entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers to fully understand the merger and the other matters to be considered at the special meeting. See “Where You Can Find More Information” on page 123 to obtain the information incorporated by reference into this proxy statement/prospectus without charge. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger (page 33)

We have attached the merger agreement to this proxy statement/prospectus as Annex A. We encourage you to read the merger agreement. It is the legal document that governs the merger.

In the merger, United Bankshares will acquire Centra by means of the merger of Centra into UBC Holding Company, Inc., or UBC Holding, which is a subsidiary of United Bankshares. UBC Holding will be the surviving entity in the merger.

Each share of Centra common stock outstanding will be converted in the merger into 0.7676 shares of United Bankshares common stock as further described below. We expect to complete the merger in the third quarter of 2011, although there can be no assurance in this regard.

Exchange Ratio in the Merger (page 33)

Upon completion of the merger, each Centra shareholder will receive 0.7676 shares of United Bankshares common stock for each share of Centra common stock held immediately prior to the merger. We refer to this ratio as the exchange ratio. The aggregate number of shares of United Bankshares common stock to which a Centra shareholder will be entitled upon completion of the merger will equal 0.7676 multiplied by the number of shares of Centra common stock held by that Centra shareholder. However, United Bankshares will not issue any fractional shares. A Centra shareholder entitled to a fractional share of United Bankshares common stock will instead receive an amount in cash equal to the fraction of a whole share of United Bankshares common stock to which such shareholder would otherwise be entitled multiplied by the average of the daily closing prices for the shares of United Bankshares common stock for the 20 consecutive full trading days on which such shares are actually traded on the NASDAQ Global Select Market, ending at the close of trading on the tenth trading day immediately prior to the date on which the merger is completed. As an example, a holder of 100 shares of Centra common stock would receive 76 shares of United Bankshares common stock and an amount of cash equal to the product of 0.76 and the average of the daily closing prices for the shares of United Bankshares common stock for the 20 consecutive full trading days on which United Bankshares common stock is traded ending at the close of trading on the tenth trading day immediately prior to the date on which the merger is completed.

The exchange ratio is a fixed ratio. Therefore, the number of shares of United Bankshares common stock to be received by holders of Centra common stock in the merger will not change if the trading price of United Bankshares common stock or the market value of Centra common stock changes between now and the time the merger is completed, except in limited circumstances where the trading price of United Bankshares common stock falls below certain thresholds when measured during a period shortly before the date that the merger is scheduled to be completed, in which case, Centra will have an opportunity to terminate the merger agreement if United Bankshares elects not to adjust the exchange rate accordingly.

Upon completion of the merger, we expect that United Bankshares shareholders will own approximately 87% of the combined company and former Centra shareholders will own approximately 13% of the combined company.

The market prices of both United Bankshares common stock and Centra common stock will fluctuate prior to the merger. You should obtain current stock price quotations for United Bankshares common stock.

Our Reasons for the Merger (page 39)

Centra’s board of directors is proposing the merger because, among other reasons:

•

the Centra board of directors, with the assistance of its legal and financial advisors, evaluated the financial, legal and market considerations bearing on the decision to adopt and recommend the merger agreement. In reaching its conclusion that the merger agreement is in the best interests of Centra and its shareholders, Centra’s board of directors carefully considered several material factors, which are discussed under “Proposal One – Approval of the Merger – Centra’s Reasons for the Merger; Recommendation of the Centra Board of Directors”;

•

the Centra board of directors believes that United Bankshares has the size, financial strength and stability to meet the challenges faced by financial institutions in the future, from changes in earnings due to new regulations, additional regulatory burdens, and the overall economy, both generally and in the markets served by Centra, much better than community banks that are of similar size to Centra;

•

the Centra board of directors believes that United Bankshares’ stock, which is traded on the NASDAQ Global Select Market, is more liquid than the stock of Centra, which is privately traded and not listed on any market;

•	based on dividends historically paid by United Bankshares to its shareholders, Centra’s shareholders would receive an increase in the amount of dividends on a pro forma basis;

•

the cultures of United Bankshares and Centra are similar, with respect to relationships with their customers, community and employees and the synergies potentially available in the merger create the opportunity for the combined company to have superior future earnings and prospects compared to Centra’s earnings and prospects on a stand-alone basis; and

•	the opinion of Keefe, Bruyette & Woods, Inc., or KBW, rendered to the Centra board of directors as to the fairness, from a financial point of view, of the exchange ratio.

Our Recommendation (page 39)

The Centra board of directors believes that the merger is fair to and in the best interests of the Centra shareholders. Centra’s board of directors unanimously recommends that shareholders vote “FOR” the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby. For the factors considered by the Centra board of directors in reaching its decision to approve the merger agreement, see the section entitled “Proposal One – Approval of the Merger – Centra’s Reasons for the Merger; Recommendation of the Centra Board of Directors.”

Opinion of Centra’s Financial Advisor (page 42 and Annex B)

In considering whether to approve the merger, the Centra board of directors considered the opinion of its financial advisor, KBW who delivered a written opinion to the Centra board of directors that, as of December 15, 2010, the exchange ratio is fair to the holders of Centra common stock from a financial point of view. We have attached the full text of this opinion, dated as of December 15, 2010, to this proxy statement/prospectus as Annex B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by KBW in providing its opinion.

KBW’s opinion is directed to Centra’s board of directors, addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to the holders of shares of Centra common stock and does not address any other aspect of the merger or constitute a recommendation as to how any Centra shareholder should vote at the special meeting held in connection with the merger.

No Dissenters’ or Appraisal Rights (page 59)

Shareholders will not have any dissenters’ or appraisal rights in connection with the merger and the other matters described in this proxy statement/prospectus.

Accounting Treatment (page 59)

United Bankshares will account for the merger as a business combination as that term is used under U.S. generally accepted accounting principles.

Certain Federal Income Tax Consequences (page 61)

The merger is intended to qualify as a tax-free reorganization for federal income tax purposes, and assuming the merger will so qualify, you will not recognize any gain or loss for U.S. federal income tax purposes as a result of your exchange of shares of Centra common stock solely for shares of United Bankshares common stock. Centra shareholders may, however, have to recognize income or gain in connection with the receipt of any cash received in the merger. Because this tax treatment may not apply to all of Centra’s shareholders, you should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you. It is a condition to our obligation to complete the merger that we receive a legal opinion that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code. This opinion, however, will not bind the Internal Revenue Service, which could take a different view.

Shareholders will also be required to file certain information with their federal income tax returns and to retain certain records with regard to the merger.

The discussion of U.S. federal income tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of Centra common stock. Shareholders of Centra are strongly urged to consult their tax advisors to determine the particular tax consequences to them of the merger, including the application and effect of federal, state, local, foreign and other tax laws.

The Companies (page 63)

United Bankshares, Inc.

500 Virginia Street, East

Charleston, West Virginia 25301

(304) 348 8400

United Bankshares is a West Virginia corporation registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, or the BHCA. United Bankshares was incorporated and organized in 1982 and began conducting business in 1984 with the acquisition of three wholly owned subsidiaries. Since its formation in 1982, United Bankshares has acquired 27 banking institutions. United Bankshares has two banking subsidiaries “doing business” under the name United Bank, one operating under the laws of West Virginia and the other operating under the laws of Virginia. United Bankshares’ banking subsidiaries offer a full range of commercial and retail banking services and products. United Bankshares also owns nonbank subsidiaries that engage in other community banking services such as asset management, real property title insurance, investment banking, financial planning and brokerage services.

The headquarters of United Bankshares is located in United Center at 500 Virginia Street, East, Charleston, West Virginia. United Bankshares’ executive offices are located in Parkersburg, West Virginia at Fifth and Avery Streets. United Bankshares operates 111 full service offices – 52 located throughout West Virginia, 56 throughout the Northern Virginia, Maryland and Washington, DC areas and three in Ohio.

As of December 31, 2010, United Bankshares had total assets of $7.2 billion, total deposits of $5.7 billion, and shareholders’ equity of $793 million.

Centra Financial Holdings, Inc.

990 Elmer Prince Drive

Morgantown, West Virginia 26505

(304) 581-6002

Centra is a bank holding company organized under the laws of the State of West Virginia and is registered under the BHCA.

Centra was formed on October 25, 1999, as a bank holding company. Centra Bank, Inc., its wholly owned subsidiary, was formed on September 27, 1999, and chartered under the laws of the State of West Virginia. Centra Bank commenced operations on February 14, 2000. During the first quarter of 2001, Centra formed two second-tier holding companies, Centra Financial Corporation-Morgantown, Inc., and Centra Financial Corporation-Martinsburg, Inc. On August 25, 2006, Centra completed its acquisition of Smithfield State Bank, of Smithfield, Pennsylvania, which merged into Centra Bank. During the first quarter of 2007, Centra formed two additional second-tier holding companies, Centra Financial Corporation-Uniontown, Inc., and Centra Financial Corporation-Hagerstown, Inc. These four entities were formed to manage the banking operations of Centra Bank, the sole bank subsidiary, in those markets.

Centra operates in the Suncrest, Waterfront, Cheat Lake, Sabraton and the Westover areas of Morgantown, West Virginia; Foxcroft Avenue, North Martinsburg, South Berkeley, and Spring Mills areas of Martinsburg, West Virginia; the Uniontown, Smithfield, Walnut Hill and Point Marion areas of Fayette County, Pennsylvania; and the Pennsylvania Avenue, Kenley Square and North Pointe areas of Hagerstown, Maryland.

Centra’s business activities are currently combined to a single segment, community banking. As a community banking entity, Centra offers its customers a full range of products through various delivery channels. Such products and services include checking accounts, NOW accounts, money market and savings accounts, time certificates of deposit, commercial, installment, commercial real estate and residential real estate mortgage loans, debit cards, and safe deposit rental facilities. Centra also offers official checks. Services are provided through Centra’s walk-in offices, automated teller machines, automobile drive-in facilities, banking by phone, and Internet-based banking. In addition, Centra offers a full line of investment products through an unaffiliated registered broker-dealer.

As of December 31, 2010, Centra reported, on a consolidated basis, total assets of $1.4 billion, total loans of $1.1 billion, total deposits of $1.2 billion and shareholders’ equity of $135.8 million.

The Shareholder Meeting (page 28)

The special meeting will be held on June 6, 2011 at 4:30 p.m. at the Operations and Training Center of Centra Bank, 3040 University Avenue, Suite 250, Morgantown, West Virginia. At the special meeting, you will be asked:

•	to approve the merger agreement, the merger and the other transactions contemplated thereby (See Proposal One – Approval of the Merger); and

•

to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to approve the matter to be considered by the shareholders at the meeting (See Proposal Two – Adjournment of the Meeting).

Record Date; Vote Required (pages 28-29)

You can vote at the special meeting if you owned shares of Centra common stock at the close of business on April 28, 2011, which is the record date for the special meeting. On the record date, Centra had approximately 8,515,368 shares of common stock outstanding and entitled to vote. You can cast one vote for each share of Centra common stock that you owned on that date.

The presence, in person or by proxy, of the holders of a majority of the shares of Centra common stock entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker “non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares of Centra common stock with respect to routine matters, they do not have discretionary power to vote your shares of Centra common stock on non-routine matters. Both proposals are non-routine and therefore your broker will not be able to vote your shares of Centra common stock with respect to either proposal unless the broker received appropriate instructions from you.

If a quorum exists, the approval of the merger agreement, the merger and the other transactions contemplated thereby require the affirmative vote of a majority of votes cast at the special meeting.

Approval of the adjournment of the special meeting requires the affirmative vote of a majority of the votes cast at the special meeting.

In determining whether either proposal has received the requisite number of affirmative votes, abstentions and broker “non-votes” will be disregarded and have no effect on the outcome of the vote on each proposal.

As of the record date, Centra’s directors and executive officers, and their affiliates, held approximately 15.50% of the outstanding shares of Centra common stock entitled to vote at the special meeting. The Centra directors have indicated that they plan to vote the shares of Centra common stock that they own for approval of the merger agreement, the merger and the other transactions contemplated thereby, although none of them have entered into any agreements obligating them to do so.

Conditions to Completion of the Merger (page 51)

The obligations of United Bankshares and Centra to complete the merger depend on a number of conditions being satisfied or waived. These conditions include:

•	Centra’s shareholders’ approval of the merger agreement;

•	approval of the merger by the necessary federal and state regulatory authorities;

•

the effectiveness of this registration statement filed on From S-4 and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	authorization for the listing on the NASDAQ Global Select Market of the shares of United Bankshares common stock to be issued in the merger;

•	absence of any law or court order prohibiting the merger;

•	receipt of opinions from counsel to Centra and United Bankshares that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the accuracy of the other party’s representations and warranties subject to the material adverse effect standard in the merger agreement; and

•	the performance in all material respects of all obligations contained in the merger agreement.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals (page 55)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the West Virginia Board of Banking and Financial Institutions. Once the Federal Reserve approves the merger, we have to wait from 15 to 30 days before we can complete it. During that time, the Department of Justice may challenge the merger. As of the date of this proxy statement/prospectus, we have not yet received the required regulatory approvals. While we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will receive them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after completion of the merger.

Termination of the Merger Agreement (page 53)

Centra and United Bankshares may mutually agree to terminate the merger agreement at any time.

Either Centra or United Bankshares may terminate the merger agreement if any of the following occurs:

•	the merger is not complete by October 31, 2011, unless the failure of the merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate; or

•	the approval of any governmental entity required for consummation of the merger is denied or the shareholders of Centra do not approve the merger agreement.

United Bankshares may terminate the merger agreement if any of the following occurs:

•	Centra materially breaches any of its representations or obligations under the merger agreement and does not cure the breach within 30 days of written notice of the breach;

•

Centra is not able to confirm, as of the effective date of the merger, (i) the continued accuracy of its representations and warranties in the merger agreement or (ii) the performance in all material respects of all of its obligations in the merger agreement; or

•	Centra’s board fails to recommend approval of the merger agreement to the Centra shareholders, withdraws its recommendation or modifies its recommendation in a manner adverse to United Bankshares.

Centra may terminate the merger agreement if any of the following occurs:

•	United Bankshares materially breaches any of its representations or obligations under the merger agreement and does not cure the breach within 30 days of written notice of the breach;

•

United Bankshares is not able to confirm, as of the effective date of the merger, (i) the continued accuracy of its representations and warranties in the merger agreement or (ii) the performance in all material respects of all of its obligations in the merger agreement; or

•

the price of United Bankshares common stock declines by more than 20% from $26.94 and underperforms an index of banking companies by more than 15% over a designated measurement period unless United Bankshares agrees to increase the number of shares of United Bankshares common stock to be issued to holders of Centra common stock who are to receive shares of United Bankshares common stock in the merger.

Additionally, Centra may terminate the merger agreement in order to enter into an agreement with respect to an unsolicited acquisition proposal that if consummated would result in a transaction more favorable to Centra’s shareholders from a financial point of view than the merger, provided that United Bankshares does not make a counteroffer that the Centra board of directors determines is at least as favorable to the other proposal and Centra pays the termination fee described below.

Termination Fee (page 54)

In the event that the merger agreement is terminated (i) by Centra because it has received an unsolicited acquisition proposal that is more favorable to its shareholders from a financial point of view than the merger with United Bankshares and United Bankshares does not make a counteroffer that the Centra board of directors determines is at least as favorable to the unsolicited acquisition proposal or (ii) by United Bankshares because the Centra board of directors fails to recommend, withdraws, modifies or changes its recommendation of the merger in a manner adverse in any respect to the interests of United Bankshares and within 12 months after the date of termination of the merger agreement, Centra enters into an agreement with respect to another acquisition proposal or consummates another acquisition proposal, then Centra must pay United Bankshares a termination fee of $7,500,000.

Waiver and Amendment (page 55)

We may jointly amend the merger agreement, and each of us may waive our right to require the other party to adhere to the terms and conditions of the merger agreement. However, we may not do so after Centra’s shareholders approve the necessary transactions if the amendment or waiver would violate the West Virginia Business Corporation Act.

Interests of Directors and Officers in the Merger that Differ from Your Interests (page 50)

Some of the directors and officers of Centra have interests in the merger that differ from, or are in addition to, their interests as shareholders of Centra. These interests exist because of, among other things, employment or severance agreements that the officers entered into with Centra, and rights that these officers and directors have under Centra’s benefit plans including equity plans and supplemental executive retirement plans. These employment and severance agreements provide certain officers with severance benefits if their employment is terminated in connection with the merger. The merger agreement provides that as of the effective date, Douglas J. Leech, Chairman, President and Chief Executive Officer of Centra, will have terminated his full employment. As a result, he will be entitled to separation pay and continued benefits under his employment agreement and payments pursuant to supplemental executive retirement plans as more fully described under “The Merger – Interests of Certain Persons in the Merger.” In addition, two of the members of the Centra board of directors will join the board of United Bankshares, and three of its members will join the board of directors of United Bank (West Virginia).

The members of the Centra board of directors knew about these additional interests and considered them when they approved the merger agreement and the merger.

Stock Options (page 59)

Under the merger agreement, each stock option to buy Centra common stock granted under Centra’s stock option plan that is outstanding and not yet exercised immediately prior to the merger, whether vested or unvested, will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the difference between the value of (a) $21.00 and (b) the exercise price (rounded to the nearest cent) for each outstanding stock option by (ii) the number of shares of common stock of Centra subject to the stock option. There will be no payment made in connection with the merger to any holder of a stock option with an exercise price equal to or greater than $21.00 and any such stock option will be terminated as of the effective time of the merger.

Material Differences in the Rights of United Bankshares Shareholders and Centra Shareholders (page 114)

The rights of United Bankshares’ shareholders are governed by West Virginia law and by United Bankshares’ articles of incorporation and bylaws. The rights of Centra’s shareholders are governed by West Virginia law and by Centra’s articles of incorporation and bylaws. Upon completion of the merger, the rights of the United Bankshares shareholders, including former shareholders of Centra, will be governed by West Virginia law and the articles of incorporation and bylaws of United Bankshares.

This proxy statement/prospectus contains descriptions of the material differences in shareholder rights under each of the United Bankshares and Centra governing documents.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements’ on page 27 and the matters described under the caption “Risk Factors” in the Annual Reports on Forms 10-K filed by United Bankshares and Centra for the year ended December 31, 2010, you should carefully read and consider the following risk factors concerning United Bankshares, Centra and the merger before you decide whether to vote to approve the merger and/or the other matters to be considered and voted upon at the shareholder meeting.

Risks Associated with the Merger

Fluctuations in the trading price of United Bankshares common stock will change the value of the shares of United Bankshares common stock you receive in the merger.

The exchange ratio is set at 0.7676 shares of United Bankshares common stock for each share of Centra common stock. As a result, the market value of the United Bankshares common stock that you receive in the merger will depend on the market price of United Bankshares common stock at the time the shares are issued. Because the exchange ratio is fixed, the value of the shares of United Bankshares common stock that will be issued to you in the merger will depend on the market price of United Bankshares common stock at the time the shares are issued. After the merger, the market value of United Bankshares common stock may decrease and be lower than the market value of United Bankshares common stock that was used in calculating the exchange ratio in the merger. Except as described in this proxy statement/prospectus, there will be no adjustment to the fixed number of shares of United Bankshares common stock that will be issued to you based upon changes in the market price of United Bankshares common stock or Centra common stock prior to the closing.

There may be an adjustment to the fixed number of shares of United Bankshares common stock that will be issued to you based upon changes in the market price of United Bankshares common stock and the NASDAQ Bank Index prior to the closing. However, any changes to the fixed number of shares of United Bankshares common stock will not increase the per share value you will receive in the merger to the value calculated using the pre-announcement market price of United Bankshares common stock. Furthermore, the Centra board of directors may terminate the merger agreement if the market price of United Bankshares common stock falls more than 20% on an actual basis and 15% on a relative basis to the NASDAQ Bank Index prior to the closing, in which case the merger will not occur.

The market price of United Bankshares common stock at the time the merger is completed may vary from the price of United Bankshares common stock on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the Centra special meeting as a result of various factors that are beyond the control of United Bankshares and Centra, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. In addition to the approval of the merger agreement by Centra shareholders, completion of the merger is subject to receipt of required regulatory approvals and satisfaction of other conditions that may not occur until after the Centra special meeting. Therefore, at the time of the Centra special meeting you will not know the precise value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of United Bankshares common stock.

The market price of United Bankshares common stock after the merger may be affected by factors different from those affecting the shares of Centra or United Bankshares currently.

Upon completion of the merger, holders of Centra common stock will become holders of United Bankshares common stock. United Bankshares’ business differs from that of Centra, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of United Bankshares and Centra. For a discussion of the businesses of United Bankshares and Centra and of certain factors to consider in connection with those businesses, see the documents incorporated by reference or described elsewhere in this proxy statement/prospectus.

The integration of the operations of United Bankshares and Centra may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including (but not limited to) United Bankshares’ ability to:

•	timely and successfully integrate the operations of United Bankshares and Centra;

•	retain key employees of United Bankshares and Centra;

•	maintain existing relationships with depositors in Centra to minimize withdrawals of deposits prior to and subsequent to the merger;

•	maintain and enhance existing relationships with borrowers to limit unanticipated losses from loans of Centra;

•	control the incremental non-interest expense from United Bankshares to maintain overall operating efficiencies;

•	retain and attract qualified personnel at United Bankshares and Centra; and

•	compete effectively in the communities served by United Bankshares and Centra and in nearby communities.

United Bankshares may not be able to manage effectively its growth resulting from the merger.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the merger may be completed, we must obtain various approvals or consents from the Federal Reserve and various bank regulatory and other authorities. These regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Although United Bankshares and Centra do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of United Bankshares following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “Proposal One – Approval of the Merger – Regulatory Approvals” on page 55.

Combining the two companies may be more difficult, costly or time-consuming than expected.

United Bankshares and Centra have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger will depend, in part, on our ability to successfully combine the businesses of United Bankshares and Centra. To realize these anticipated benefits, after the completion of the merger, United Bankshares expects to integrate Centra’s business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The loss of key employees could adversely affect United Bankshares’ ability to successfully conduct its business in the markets in which Centra now operates, which could have an adverse effect on United Bankshares’ financial results and the value of its common stock. If United Bankshares experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Centra to lose customers or cause customers to remove their accounts from Centra and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Centra and United Bankshares during this transition period and for an undetermined period after consummation of the merger.

The merger with Centra may distract management of United Bankshares from its other responsibilities.

The acquisition of Centra could cause the management of United Bankshares to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of United Bankshares. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of United Bankshares.

Centra’s shareholders will have less influence as shareholders of United Bankshares than as shareholders of Centra.

Centra’s shareholders currently have the right to vote in the election of the board of directors of Centra and on other matters affecting Centra. Following the merger, the shareholders of Centra as a group will own approximately 13% of the combined organization. When the merger occurs, each shareholder that receives shares of United Bankshares common stock will become a shareholder of United Bankshares with a percentage ownership of the combined organization much smaller than such shareholder’s percentage ownership of Centra. Because of this, Centra’s shareholders will have less influence on the management and policies of United Bankshares than they now have on the management and policies of Centra.

Directors and officers of Centra have interests in the merger that differ from the interests of non-director or non-management shareholders.

Some of the directors and officers of Centra have interests in the merger that are in addition to their interests as shareholders of Centra generally. These interests exist because of, among other things, employment or severance agreements that the officers entered into with Centra, rights that Centra officers and directors have under Centra’s benefit plans (including the treatment of their stock options in connection with the merger and rights under supplemental executive retirement plans) and rights to indemnification and directors and officers insurance following the merger. In addition, two of the members of the Centra board of directors will join the board of United Bankshares, and three of its members will join the board of directors of United Bank (West Virginia). Although the members of each of United Bankshares’ and Centra’s board of directors knew about these additional interests and considered them when they approved the merger agreement and the merger, you should understand that some of the directors and officers of Centra will receive benefits or other payments in connection with the merger that you will not receive. See “Proposal One – Approval of the Merger – Interests of Certain Persons in the Merger” on page 50.

The fairness opinion obtained by Centra from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Centra has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from KBW, Centra’s financial advisor. Changes in the operations and prospects of Centra or United Bankshares, general market and economic conditions and other factors that may be beyond the control of Centra and United Bankshares, and on which the fairness opinion was based, may alter the value of Centra or United Bankshares or the prices of shares of Centra common stock or United Bankshares common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Centra does not anticipate asking its financial advisor to update its opinion, the

December 15, 2010 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion is included as Annex B to this proxy statement/prospectus. For a description of the opinion that Centra received from its financial advisor, please refer to “Proposal One – Approval of the Merger – Opinion of Centra’s Financial Advisor” on page 42. For a description of the other factors considered by Centra’s board of directors in determining to approve the merger, please refer to “Proposal One – Approval of the Merger; Recommendation of the Centra Board of Directors” on page 39.

If the merger does not constitute a reorganization under Section 368(a) of the Code, then Centra shareholders may be responsible for payment of U.S. federal income taxes.

The U.S. Internal Revenue Service, or IRS, may determine that the merger does not qualify as a tax-free reorganization under Section 368(a) of the Code. In that case, each Centra shareholder would recognize a gain or loss equal to the difference between (i) the fair market value of the United Bankshares common stock and cash received by the shareholder in the Merger and (ii) the shareholder’s adjusted tax basis in the shares of Centra common stock exchanged therefor.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of United Bankshares and Centra may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or waived, if permissible, before United Bankshares and Centra are obligated to complete the merger:

•	the merger agreement and merger must be duly approved by the requisite vote of the shareholders of Centra;

•	all required regulatory approvals must be obtained;

•	the absence of any law or order by a court or regulatory authority that prohibits, restricts or makes illegal the merger;

•	the registration statement shall become effective under the Securities Act and no stop order shall have been issued or threatened by the SEC; and

•	to the extent required, the shares of United common stock to be issued in the merger must be approved for listing on the NASDAQ Global Select Market.

Termination of the merger agreement could negatively impact Centra.

If the merger agreement is terminated, there may be various consequences. For example, Centra’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. If the merger agreement is terminated and Centra’s board of directors seeks another merger or business combination, Centra shareholders cannot be certain that Centra will be able to find a party willing to pay the equivalent or greater consideration than that which United Bankshares has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Centra’s board of directors, Centra may be required to pay United Bankshares a termination fee of $7,500,000.

Centra will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Centra. These uncertainties may impair Centra’s ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Centra to seek to change existing business relationships with Centra. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of Centra may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If strategic Centra employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, Centra’s business following the merger could be harmed. In addition, the merger agreement restricts Centra from making certain acquisitions and taking other specified actions until the merger occurs without the consent of United Bankshares. These restrictions may prevent Centra from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Proposal One – Approval of the Merger – Conduct of Business Pending the Merger” on page 57.

Risks Associated with United Bankshares

United Bankshares’ business may be adversely affected by conditions in financial markets and economic conditions generally.

United Bankshares’ business is concentrated in the West Virginia, Northern Virginia and Shenandoah Valley Virginia market areas. As a result, its financial condition, results of operations and cash flows are subject to changes if there are changes in the economic conditions in these areas. A prolonged period of economic recession or other adverse economic conditions in these areas could have a negative impact on United Bankshares. A significant decline in general economic conditions nationally, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets, declines in the housing market, a tightening credit environment or other factors could impact these local economic conditions and, in turn, have a material adverse effect on United Bankshares’ financial condition and results of operations which occurred during this past year.

Economic conditions began deteriorating during the latter half of 2007 and continued throughout 2010. Business activity across a wide range of industries and regions has been greatly reduced and many businesses are experiencing serious difficulties due to a lack of consumer spending and the lack of liquidity in credit markets. Unemployment has also increased significantly. As a result of this economic crises, many lending institutions, including United Bankshares, have experienced declines in the performance of their loans, including construction, land development and land loans, commercial loans and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Overall, the general business environment has had an adverse effect on United Bankshares’ business, and there can be no assurance that the environment will improve in the near term. Accordingly, until conditions improve, United Bankshares’ business, financial condition and results of operations could continue to be adversely affected.

The value of certain investment securities is volatile and future declines or other-than-temporary impairments could have a materially adverse affect on future earnings and regulatory capital.

Continued volatility in the fair value for certain investment securities, whether caused by changes in market conditions, interest rates, credit risk of the issuer, the expected yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities. This could have a material adverse impact on United Bankshares’ accumulated other comprehensive income and shareholders’ equity depending on the direction of the fluctuations. Furthermore, future downgrades or defaults in these securities could result in future classifications as other-than-temporarily impaired. This could have a material impact on United Bankshares’ future earnings, although the impact on shareholders’ equity will be offset by any amount already included in other comprehensive income for securities that were temporarily impairment.

There are no assurances as to adequacy of the allowance for loan losses

United Bankshares believes that its allowance for loan losses is maintained at a level adequate to absorb any probable losses in its loan portfolio given the current information known to management.

Management establishes the allowance based upon many factors, including, but not limited to:

•	historical loan loss experience;

•	industry diversification of the commercial loan portfolio;

•	the effect of changes in the local real estate market on collateral values;

•	the amount of nonperforming loans and related collateral security;

•	current economic conditions that may affect the borrower’s ability to pay and value of the collateral;

•	sources and cost of funds;

•	volume, growth and composition of the loan portfolio; and

•	other factors management believes are relevant.

These determinations are based upon estimates that are inherently subjective, and their accuracy depends on the outcome of future events, so ultimate losses may differ from current estimates. Changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond United Bankshares’ control, can affect its loan losses. With the deterioration of economic conditions throughout 2010, United Bankshares’ loan losses increased. If the economic conditions do not improve or continue to decline, United Bankshares’ loan losses could continue to increase, perhaps significantly. As a result, such losses could exceed United Bankshares’ current allowance estimates. United Bankshares can provide no assurance that its allowance is sufficient to cover actual loan losses should such losses differ substantially from our current estimates.

In addition, federal and state regulators, as an integral part of their respective supervisory functions, periodically review United Bankshares’ allowance for loan losses.

Changes in interest rates may adversely affect United Bankshares’ business.

United Bankshares’ earnings, like most financial institutions, are significantly dependent on its net interest income. Net interest income is the difference between the interest income United Bankshares earns on loans and other assets which earn interest and the interest expense incurred to fund those assets, such as on savings deposits and borrowed money. Therefore, changes in general market interest rates, such as a change in the monetary policy of the Federal Reserve or otherwise, beyond those which are contemplated by United Bankshares’ interest rate risk model and policy, could have an effect on net interest income.

United Bankshares is subject to credit risk.

There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. United Bankshares seeks to mitigate the risk inherent in its loan portfolio by adhering to prudent loan approval practices. Although United Bankshares believes that its loan approval criteria are appropriate for the various kinds of loans it makes, United Bankshares may incur losses on loans that meet our loan approval criteria. Due to recent economic conditions affecting the real estate market, many lending institutions, including United Bankshares, have experienced substantial declines in the performance of their loans, including construction, land development and land loans. The value of real estate collateral supporting many construction and land development loans, land loans, commercial and multi-family loans have declined and may continue to decline. United Bankshares cannot assure that the economic conditions affecting customers and the quality of the loan portfolio will improve and thus, United Bankshares’ financial condition and results of operations could continue to be adversely affected.

Loss of United Bankshares’ Chief Executive Officer or other executive officers could adversely affect its business.

United Bankshares’ success is dependent upon the continued service and skills of its executive officers and senior management. If United Bankshares loses the services of these key personnel, it could have a negative impact on United Bankshares’ business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The services of Richard M. Adams, United Bankshares’ Chief Executive Officer, would be particularly difficult to replace. United Bankshares and Mr. Adams are parties to an employment agreement providing for his continued employment by United Bankshares through March 31, 2015.

United Bankshares operates in a highly competitive market.

United Bankshares faces a high degree of competition in all of the markets it serves. United Bankshares considers all of West Virginia to be included in its market area. This area includes the five largest West Virginia Metropolitan Statistical Areas: Parkersburg, Charleston, Huntington, Wheeling and Weirton. United Bankshares serves the Ohio counties of Lawrence, Belmont, Jefferson and Washington primarily because of their close proximity to the Ohio border with West Virginia and United Bankshares banking offices nearby in West Virginia. In Virginia, United competes in the Northern Virginia counties of Alexandria, Arlington, Loudoun, Prince William and Fairfax and in the Shenandoah Valley counties of Albemarle, Augusta, Clarke, Frederick, Greene, Rockingham, Shenandoah and Warren. In addition, United Bankshares has offices in the Washington, D.C. Metropolitan Statistical Area and considers this part of its market. In Maryland, United Bankshares has offices in Montgomery County. United Bankshares considers all of the above locations to be the primary market area for the business of its banking subsidiaries.

There is a risk that aggressive competition could result in United Bankshares controlling a smaller share of these markets. A decline in market share could lead to a decline in net income which would have a negative impact on shareholder value.

Dividend payments by United Bankshares’ subsidiaries to United Bankshares and by United Bankshares to its shareholders can be restricted.

The declaration and payment of future cash dividends will depend on, among other things, United Bankshares’ earnings, the general economic and regulatory climate, United Bankshares’ liquidity and capital requirements, and other factors deemed relevant by United Bankshares’ board of directors. Federal Reserve policy limits the payment of cash dividends by bank holding companies, without regulatory approval, and requires that a holding company serve as a source of strength to its banking subsidiaries.

United Bankshares’ principal source of funds to pay dividends on its common stock is cash dividends from its subsidiaries. The payment of these dividends by its subsidiaries is also restricted by federal and state banking laws and regulations. As of January 1, 2011, an aggregate of approximately $13,647,000 and $19,482,000 was available for dividend payments from United Bank (West Virginia) and United Bank (Virginia), respectively, to United Bankshares without regulatory approval.

United Bankshares may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. United Bankshares has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds or other institutional clients. Recent defaults by financial services institutions, and even rumors or questions about a financial institution or the financial services industry in general, have led to market wide liquidity problems and could lead to losses or defaults by United Bankshares or other institutions. Any such losses could adversely affect United Bankshares’ financial condition or results of operations.

United Bankshares is subject to extensive government regulation and supervision.

United Bankshares is subject to extensive federal and state regulation, supervision and examination. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect United Bankshares’ lending practices, capital structure, investment practices, dividend policy, operations and growth, among other things. These regulations also impose obligations to maintain appropriate policies, procedures and controls, among other things, to detect, prevent and report money laundering and terrorist financing and to verify the identities of United Bankshares’ customers. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect United Bankshares in substantial and unpredictable ways. Such changes could subject United Bankshares to additional costs, limit the types of financial services and products United Bankshares may offer and/or increase the ability of nonbanks to offer competing financial services and products, among other things. United Bankshares expends substantial effort and incurs costs to improve its systems, audit capabilities, staffing and training in order to satisfy regulatory requirements, but the regulatory authorities may determine that such efforts are insufficient. Failure to comply with relevant laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on United Bankshares’ business, financial condition and results of operations. While United Bankshares has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. In addition, the Federal Deposit Insurance Corporation, or FDIC, could impose higher assessments on deposits beyond those already implemented based on the adequacy of the deposit insurance fund, conditions of the banking industry and as a result of changes in specific programs. These increased assessments could affect United Bankshares’ results of operations.

In the normal course of business, United Bankshares and its subsidiaries are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments that United Bankshares has made and the businesses in which United Bankshares has engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in United Bankshares’ favor, they could have a material adverse effect on United Bankshares’ financial condition and results of operations.

United Bankshares may elect or be compelled to seek additional capital in the future, but capital may not be available when it is needed.

United Bankshares is required by federal and state regulatory authorities to maintain adequate levels of capital to support the Company’s operations. In addition, United Bankshares may elect to raise additional capital to support its business or to finance acquisitions, if any, or United Bankshares may otherwise elect to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors, which may diminish United Bankshares’ ability to raise additional capital.

United Bankshares’ ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside the company’s control, and on United Bankshares’ financial performance. Accordingly, United Bankshares cannot be assured of its ability to raise additional capital if needed or on terms acceptable to the company. If United Bankshares cannot raise additional capital when needed, it may have a material adverse effect on the company’s financial condition, results of operations and prospects.

United Bankshares’ information systems may experience an interruption or breach in security.

United Bankshares relies heavily on communications and information systems to conduct its business. In addition, as part of its business, United Bankshares collects, processes and retains sensitive and confidential client and customer information. United Bankshares’ facilities and systems, and those of its third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any failure, interruption or breach in security of these systems could result in failures or disruptions in its customer relationship management, general ledger, deposit, loan and other systems. While United Bankshares has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of its information systems could damage United Bankshares’ reputation, result in a loss of customer business, subject United Bankshares to additional regulatory scrutiny or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on United Bankshares’ financial condition and results of operations.

The recently enacted Dodd-Frank Act may adversely affect United Bankshares’ business, financial condition and results of operations.

The Dodd-Frank Act significantly changes regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, among other things, provisions creating a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation; centralizing the responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, which will be responsible for implementing, examining and enforcing compliance with federal consumer financial laws; permanently raising the current standard maximum deposit insurance amount to $250,000; establishing strengthened capital standards for banks, and disallowing trust preferred securities as qualifying for Tier 1 capital (subject to certain grandfather provisions for existing trust preferred securities); establishing new minimum mortgage underwriting standards; granting the Federal Reserve Board the power to regulate debit card interchange fees; and implementing corporate governance changes. Many aspects of the Dodd-Frank Act are subject to rulemaking that will take effect over several years, thus making it difficult to assess all the effects the Dodd-Frank Act will have on the financial industry, including United Bankshares, at this time. However, it is possible that United Bankshares’ interest expense could increase and deposit insurance premiums could change, and steps may need to be taken to increase qualifying capital. United Bankshares expects that operating and compliance costs will increase and could adversely affect its financial condition and results of operations.

In addition, these changes may also require United Bankshares to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements which may negatively impact United Bankshares’ financial condition and results of operation. United Bankshares is currently reviewing the provisions of the Dodd-Frank Act and assessing their probable impact on United Bankshares and its operations.

RECENT DEVELOPMENTS

In April, 2011, United Bankshares, Inc. and United Bank, Inc. were named as defendants in two putative class actions. In the first putative class action, the plaintiffs seek to represent a national class of United Bank customers allegedly harmed by United Bank’s overdraft practices. In the second putative class action, the plaintiff seeks to represent a class of West Virginia residents allegedly harmed by United Bank’s overdraft practices.

These lawsuits are substantially similar to class action lawsuits being filed against financial institutions nationwide. At this stage of the proceedings, it is too early to determine if these matters would be reasonably expected to have a material adverse effect on United’s financial condition. Based on a preliminary review of the complaints, United believes it has meritorious defenses to the claims asserted in both proceedings.

SUMMARY SELECTED FINANCIAL DATA

The following table sets forth certain summary historical consolidated financial information for United Bankshares and Centra. The balance sheet data and income statement data of each of United Bankshares and Centra as of and for the five years in the period ended December 31, 2010 are taken from the audited consolidated financial statements of United Bankshares and Centra, respectively.

The following information should be read in conjunction with the audited consolidated financial statements of each of United Bankshares and Centra which can be found in their respective Annual Reports on Form 10-K for the year ended December 31, 2010. See “Where You Can Find More Information” on page 123 for instructions on how to obtain this information.

UNITED BANKSHARES, INC.

Summary Consolidated Financial Data

	At or for the Years Ended December 31,
(Dollars in thousands, except per share data)	2010	2009	2008	2007	2006
Summary of Operations:
Total interest income	$323,382	$365,845	$429,911	$438,729	$400,683
Total interest expense	85,196	120,374	177,119	213,310	181,090
Net interest income	224,413	245,471	252,792	225,419	219,593
Provision for loan losses	13,773	46,065	25,155	5,330	1,437
Other income	62,203	53,970	67,303	57,749	49,033
Other expense	182,212	175,127	171,073	147,929	137,173
Income tax expense	32,457	10,951	36,913	39,235	40,767
Net Income	71,947	67,298	86,954	90,674	89,249
Cash dividends	52,300	50,837	50,231	47,446	45,219
Per common share:
Net income:
Basic	$1.65	$1.55	$2.01	$2.16	$2.15
Diluted	1.65	1.55	2.00	2.15	2.13
Cash dividends paid	1.20	1.17	1.16	1.13	1.09
Book value per share	18.18	17.53	16.97	17.61	15.44
Selected Ratios:
Return on average assets	0.95%	0.85%	1.09%	1.28%	1.34%
Return on average shareholders’ equity	9.19	8.81	11.12	12.99	13.90
Average total loans to average deposits	92.07	96.08	106.48	108.29	99.56
Average stockholder’s equity to average total assets	10.39	9.64	9.76	9.83	9.67
Risk-based capital ratio	13.65	12.23	10.99	10.76	11.15
Dividend payout ratio	72.69	75.54	57.77	52.33	50.67
Selected Balance Sheet Data:
Average assets	$7,533,974	$7,925,506	$8,007,068	$7,100,885	$6,641,224
Investment Securities	794,715	966,920	1,291,822	1,394,764	1,275,470
Loans held for sale	6,869	5,284	868	1,270	2,041
Total loans	5,260,326	5,736,809	6,014,155	5,793,484	4,806,747
Total assets	7,155,719	7,805,101	8,102,091	7,994,739	6,717,598
Total deposits	5,713,534	5,971,100	5,647,954	5,349,750	4,828,192
Long-term borrowings	386,458	771,935	852,685	774,162	499,200
Total liabilities	6,362,707	7,043,551	7,365,379	7,233,540	6,083,506
Shareholders’ equity	793,012	761,550	736,712	761,199	634,092

CENTRA FINANCIAL HOLDINGS, INC.

Summary Consolidated Financial Data

	At or for the Years Ended December 31,
(Dollars in thousands, except per share data)	2010	2009	2008	2007	2006
Summary of Operations:
Total interest income	$61,048	$64,946	$69,355	$68,570	$50,201
Total interest expense	16,089	21,712	29,399	34,001	22,976
Net interest income	44,959	43,234	39,956	34,569	27,225
Provision for credit losses	5,089	5,669	5,157	3,498	2,327
Other income	9,003	7,877	7,783	6,081	3,598
Other expense	36,519	33,399	32,763	28,921	20,735
Income tax expense	4,127	4,026	3,249	2,904	2,929
Net income	8,227	8,017	6,570	5,327	4,832
Cash Dividends	2,315	1,397	1,140	0	0
Per Common Share:
Net Income:
Basic	$1.00	$1.02	$1.00	$0.99	$1.10
Diluted	0.95	0.97	0.92	0.91	1.01
Cash dividends paid	0.28	0.20	0.20	0.00	0.00
Book value per share	16.07	14.76	14.00	14.72	13.57
Selected Ratios:
Average stockholders’ equity	6.36%	7.71%	7.21%	8.16%	9.92%
Return on Average Assets	0.60	0.65	0.57	0.54	0.66
Average stockholders’ equity to average total assets	9.47	8.37	7.84	6.59	6.60
Average total loans to average deposits	87.60	97.06	92.87	89.00	89.61
Risk-based capital ratio	14.91	12.17	11.36	12.24	10.28
Selected Balance Sheet Data:
Average assets	$1,364,509	$1,242,712	$1,162,517	$991,484	$737,591
Investment securities	133,940	134,453	121,543	125,904	125,130
Loans held for sale	7,411	2,593	1,961	1,865	1,011
Total loans	1,033,271	1,004,842	1,008,845	876,176	693,520
Total assets	1,374,096	1,292,557	1,213,557	1,085,187	913,853
Total deposits	1,167,714	1,114,346	1,012,393	943,934	804,188
Long-term borrowings	20,000	20,000	20,000	20,000	20,000
Total Liabilities	1,238,248	1,187,413	1,118,315	997,267	856,740
Stockholders’ equity	135,848	105,144	95,242	87,920	57,113

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

United Bankshares common stock is traded on the National Association of Securities Dealers Automated Quotations System, Global Select Market (NASDAQ) under the symbol “UBSI”. The closing sale price reported for United Bankshares common stock on December 15, 2010, the last trading date preceding the public announcement of the merger agreement, was $26.94. Centra common stock is not traded on any national exchange.

The following table sets forth for the periods indicated the high and low prices per share of United Bankshares common stock as reported on the NASDAQ Global Select Market, and the high and low estimated market values of Centra common stock, along with the quarterly cash dividends per share declared. The per share prices do not include adjustments for markups, markdowns or commissions.

Centra’s shares of common stock are not traded on any national securities exchange. The table presented below sets forth the estimated market value for the indicated periods using the price established for the Centra Financial Holdings, Inc., Dividend Reinvestment Program, or DRP. These determinations were made based on an independent third-party consulting firm engaged by Centra pursuant to the terms of the DRP. Centra uses an independent third party, because its stock does not trade on a securities exchange or in the over-the-counter market. These valuations were based primarily on the stock trading multiples of a group of comparable financial institutions. As no other financial institution is exactly similar to Centra, choosing a comparable group is a very subjective process. Comparable financial institutions were chosen based on having performance, financial characteristics and geography similar to those of Centra; however, because of Centra’s location and size, there are a very limited number of comparable financial institutions. The primary determination of value is based on the price-times-earnings and/or price as a percent or price as a percent of tangible book value, as appropriate, with other methods of valuation, including but not limited to, price as a percent of assets, discounted cash flows, known trades, previous stock offerings and other information deemed by the consultant to be appropriate under the circumstances.

	United Bankshares			Centra
	Sales Price			Sales Price
Time Period	Dividends	High	Low	Dividends	Estimated Market Value
2011
Second Quarter (through April 28, 2011)	—	$27.46	$25.02	$0.075	$20.07
First Quarter	$0.30	$30.56	$25.88	$0.075	$20.36

2010
Fourth Quarter	$0.30	$30.25	$24.15	$0.075	$22.41
Third Quarter	$0.30	$27.25	$22.09	$0.075	$20.00
Second Quarter	$0.30	$31.99	$23.82	$0.075	$20.00
First Quarter	$0.30	$28.00	$20.15	$0.05	$20.00

2009
Fourth Quarter	$0.30	$20.81	$16.39	$0.05	$20.00
Third Quarter	$0.29	$23.56	$16.68	$0.05	$17.00
Second Quarter	$0.29	$27.75	$16.81	$0.05	$16.00
First Quarter	$0.29	$33.64	$13.15	$0.05	$16.50

As of April 28, 2011 the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately 6,364 shareholders of record as well as 15,782 shareholders in street name of United Bankshares common stock and approximately 2,134 registered holders of Centra common stock.

The following table sets forth historical per share market values for United Bankshares common stock (i) on December 10, 2010, which is the date Centra and United Bankshares agreed to the exchange ratio, (ii) on December 15, 2010, the last trading day prior to public announcement of the merger agreement, and (iii) on April 28, 2011, the most recent practicable date before the printing and mailing of this proxy statement/prospectus. The table also show the equivalent pro forma market value of Centra common stock on those dates.

The equivalent pro forma market value of Centra common stock is obtained by multiplying the historical market price of United Bankshares common stock by the applicable exchange ratio. For purposes of determining the equivalent pro forma market value and the applicable exchange ratio, we have assumed that the average closing price of a share of United Bankshares common stock is equal to the historical market price on December 10, 2010, December 15, 2010 and April 28, 2011. Accordingly, the pro forma market value (i) on December 10, 2010 is determined by multiplying $27.32 by the exchange ratio of 0.7676, (ii) on December 15, 2010 is determined by multiplying $26.94 by the exchange ratio of 0.7676, and (iii) on April 28, 2011 is determined by multiplying $26.15 by the exchange ratio of 0.7676.

The historical market prices represent the last sale prices on or before the dates indicated. The average closing price of United Bankshares common stock used to determined the exchange ratio and the market price may be higher or lower than the closing prices of United Bankshares common stock on the dates shown in the table and, therefore, the market value of the United Bankshares common stock that you receive may be higher or lower than the equivalent pro forma market value shown in the table.

Historical Market Price

	United Bankshares	Centra	Centra Equivalent Pro Forma Market Value
December 10, 2010	$27.36	$20.00	$21.00
December 15, 2010	26.94	20.00	20.68
April 28, 2011	26.15	20.36	20.07

Once the merger is completed, there will be no further private or public market for Centra common stock.

The market prices of both United Bankshares common stock and Centra common stock will fluctuate prior to the merger. Centra shareholders should obtain current stock price quotations for United Bankshares common stock.

COMPARATIVE HISTORICAL AND PRO FORMA UNAUDITED PER SHARE DATA

We have summarized below historical, unaudited per share information for United Bankshares and Centra and additional information as if the companies had been combined for the periods shown, which we refer to as “pro forma” information. The pro forma information is based upon the total number of shares of Centra common stock outstanding as of December 31, 2010 (8,427,409 shares), and United Bankshares average closing price of $26.94, the same as the closing price of United Bankshares common stock on the last trading day preceding the public announcement of the merger agreement, with an exchange ratio of 0.7676 shares of United Bankshares common stock for each share of Centra common stock.

The Centra pro forma equivalent per share amounts are calculated by multiplying the United Bankshares pro forma combined book value per share and net income per share by the exchange ratio of 0.7676 so that the per share amounts equate to the respective values for one share of Centra common stock.

We expect that both United Bankshares and Centra will incur merger and integration charges as a result of the merger. We also anticipate that the merger will provide the combined company with financial benefits that may include reduced operating expenses. The information set forth below, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of these anticipated financial expenses and does not reflect all of these anticipated financial benefits or consider any potential impacts of current market conditions or the merger or revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the periods presented.

In addition, the information set forth below has been prepared based on preliminary estimates of merger consideration and fair values attributable to the merger, the actual amounts recorded for the merger may differ from the information presented. The estimation and allocations of merger consideration are subject to change pending further review of the fair value of the assets acquired and liabilities assumed and actual transaction costs. A final determination of fair values will be based on the actual net tangible and intangible assets and liabilities of Centra that will exist on the date of completion of the merger.

The information in the following table is based on, and you should read it together with, the historical financial information and the notes thereto for United Bankshares and Centra incorporated by reference into, or contained in, this proxy statement/prospectus.

	Historical		Pro Forma Combined		Pro Forma Equivalent Centra Share
	United	Centra
Basic Earnings Per Common Share	$1.65	$1.00	$1.56	(1)	$1.20	(2)
For the year ended December 31, 2010
Diluted Earnings Per Common Share	$1.65	$0.95	$1.56	(1)	$1.20	(2)
For the year ended December 31, 2010
Cash Dividends Per Common Share	$1.20	$0.28	$1.20	(3)	$0.92	(2)
For the year ended December 31, 2010
Book Value Per Common Share	$18.18	$16.07	$19.39	(4)	$14.88	(2)
For the year ended December 31, 2010

(1)	Pro forma earnings per common share are based on pro forma combined net income and pro forma combined shares outstanding at the end of the period.
(2)	Calculated based on pro forma combined multiplied by 0.7676 exchange ratio.
(3)	Pro forma dividends per share represent United’s historical dividends per share.
(4)	Calculated based on pro forma combined equity and pro forma combined common shares outstanding at the end of period.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains data and information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding, among other things, the anticipated closing date of the merger, the expected pro forma effect of the merger, and plans and objectives of United Bankshares’ management for future operations of the combined organization following consummation of the merger. You can identify these forward-looking statements because they may include terms such as “believes,” “anticipates,” “intends,” “expects,” “seeks,” “strategy,” “position,” “estimates,” or variations of such words and similar expressions , or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions, as they relate to United Bankshares, Centra, the proposed transaction, or the combined company following the transaction and may include discussions of future strategy. Each of United Bankshares and Centra caution you not to rely unduly on any forward-looking statements in this proxy statement/prospectus. These forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in these forward-looking statements.

Factors that might cause such a difference include the following:

•	the matters set forth under “Risk Factors” beginning on page 13;

•	the ability of Centra to obtain the required shareholder approval or the companies to obtain the required regulatory approvals for the merger in a timely manner, if at all;

•	the ability of the companies to complete the merger in a timely manner, if at all;

•	the ability to successfully integrate Centra into United Bankshares following the merger;

•	a material adverse change in the financial condition, results of operations or prospects of either United Bankshares or Centra;

•	the ability to fully realize any cost savings and revenues or the ability to realize them on a timely basis;

•	the risk of borrower, depositor and other customer attrition after the merger is completed;

•	diversion of management time to merger-related issues;

•	a change in general business and economic conditions;

•	changes in the interest rate environment, deposit flows, loan demand, real estate values, and competition;

•	changes in accounting principles, policies or guidelines;

•	changes in legislation and regulation;

•	other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services; and

•	those factors referenced in United Bankshares’ and Centra’s filings with the SEC.

For any forward-looking statement made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, United Bankshares and Centra claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus. United Bankshares and Centra undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to United Bankshares, Centra or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the proxy statements/prospectus.

THE SPECIAL MEETING

This section contains information for Centra shareholders about the special meeting that Centra has called to allow its shareholders to consider and approve the merger agreement. We are mailing this proxy statement/prospectus to you, as a Centra shareholder, on or about April 28, 2011. Together with this proxy statement/prospectus, we are also sending to you a notice of the special meeting of Centra shareholders and a form of proxy card that Centra’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting. This proxy statement/prospectus is also being furnished by United Bankshares to Centra shareholders as a prospectus in connection with the issuance of shares of United Bankshares common stock upon completion of the merger.

Time and Place of the Special Meeting

This proxy statement/prospectus is being furnished to our shareholders as part of the solicitation of proxies by the board of directors for use at the special meeting to be held on June 6, 2011, starting at 4:30 p.m., at the Operations and Training Center of Centra Bank, 3040 University Avenue, Suite 250, Morgantown, West Virginia, or at any postponement or adjournment thereof.

Matters to be Considered

At the special meeting, shareholders will be asked to approve the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby, and to approve the proposal to adjourn the special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby.

Our shareholders must approve the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby in order for the merger to occur. If our shareholders fail to approve the proposal to adopt the merger agreement and approve the merger and the other transactions contemplated thereby, the merger will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, which we encourage you to read carefully in its entirety.

Recommendation of the Centra Board of Directors

Centra’s board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Centra and its shareholders and has unanimously approved the merger and the merger agreement. Centra’s board of directors unanimously recommends that Centra shareholders vote “FOR” approval and adoption of the merger agreement and “FOR” the adjournment proposal. See “Proposal One – Approval of the Merger – Centra’s Reasons for the Merger; Recommendation of the Centra Board of Directors” on page 39 for a more detailed discussion of the Centra board of directors’ recommendation.

Record Date and Quorum

We have fixed the close of business on April 28, 2011, as the record date for the special meeting, and only holders of record of shares of Centra’s common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of Centra’s common stock at the close of business on the record date. On the record date, there were approximately 8,515,368 shares of common stock outstanding and entitled to vote. Each share of Centra’s common stock entitles its holder to one vote on all matters properly coming before the special meeting.

A majority of the shares of common stock outstanding at the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting constitutes a quorum for the purposes of the special meeting. Shares of Centra’s common stock represented at the special meeting but not voted, including shares of common stock for which a shareholder directs an “abstention” from voting, will be counted for purposes of establishing a quorum. Broker non-votes will also be counted for determining whether a quorum is present. A quorum is necessary to transact business at the special meeting. Once a share of common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed.

Vote Required

If a quorum exists, approval of the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby requires the affirmative vote of a majority of the votes cast at the special meeting. For the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby, you may vote FOR, AGAINST or ABSTAIN. Abstentions will be disregarded and have no effect on the outcome of the vote on the proposal to adopt the merger agreement but will count for the purpose of determining whether a quorum is present.

If your shares of Centra’s common stock are held through a bank, brokerage firm or other nominee, you are considered the “beneficial owner” of shares of Centra’s common stock held in street name. In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of Centra’s common stock, the shareholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

Banks, brokerage firms or other nominees who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms or other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters, such as the proposal to adopt the merger agreement and approve the merger and, as a result, absent specific instructions from the beneficial owner of such shares of Centra’s common stock, banks, brokerage firms or other nominees are not empowered to vote those shares of common stock on non-routine matters, which we refer to generally as broker non-votes. These broker non-votes will be counted for purposes of determining a quorum, but will be disregarded and have no effect on the outcome of the vote to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby.

If a quorum exists, the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the votes cast at the special meeting. For the proposal to adjourn the special meeting, if necessary or appropriate, you may vote FOR, AGAINST or ABSTAIN. For purposes of this proposal, abstentions and broker non-votes will be disregarded and have no effect on the outcome of the vote on this proposal but will count for the purpose of determining whether a quorum is present.

If you are a shareholder of record, you may have your shares of Centra’s common stock voted on matters presented at the special meeting in any of the following ways:

•

Telephone Voting. You may vote by calling the toll-free telephone number indicated on your proxy card. The telephone number is 1-866-874-4882, please follow the voice prompts that allow you to vote your shares of Centra’s common stock and confirm that your instructions have been properly recorded.

•

Internet Voting. You may vote by logging onto the website indicated on your proxy card. The website is https://www.proxyvotenow.com/cfh. Please follow the website prompts that allow you to vote your shares of Centra’s common stock and confirm that your instructions have been properly recorded.

•

Return Your Proxy Card by Mail. You may vote by completing, signing and returning the proxy card in the postage-paid envelope provided with this proxy statement/prospectus. The proxy holders will vote your shares of Centra’s common stock according to your directions. If you sign and return your proxy card without specifying choices, your shares of Centra’s common stock will be voted by the persons named in the proxy in accordance with the recommendations of the board as set forth in this proxy statement/prospectus.

If you are a beneficial owner, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee.

Shares Held by Directors and Officers

As of April 28, 2011, the record date for the special meeting, the directors and executive officers of Centra beneficially owned and were entitled to vote, in the aggregate, 1,320,052 shares of common stock (excluding any shares of common stock deliverable upon exercise or conversion of any options or restricted shares), representing 15.50% of the outstanding shares of common stock on the record date. The directors and executive officers have informed Centra that they currently intend to vote all of their shares of common stock “FOR” the proposal to approve and adopt the merger agreement, the merger, and the other transactions contemplated thereby, and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

The following table sets forth the number of shares of Centra’s common stock that directors and executive officers owned as of the record date. Unless otherwise indicated, all persons listed below have voting or investment powers over all shares beneficially owned. No stockholders are known to be the beneficial owner of more than 5% of Centra’s outstanding common stock of Centra as of the record date.

Name	Shares of Common Stock Beneficially Owned (1)(2)	Shares of Common Stock Subject to Right to Acquire	Amount of Beneficial Ownership	Percent of Class
C. Christopher Cluss	35,035	3,210	38,245	0.45%
James W. Dailey II	67,146	13,164	80,310	0.94%
Arthur Gabriel	5,415	7,000	12,415	0.15%
Douglas J. Leech	40,522	351,220	391,742	4.60%
Robert A. McMillan	142,686	16,385	159,071	1.87%
Michael A. Murray	57,784	2,000	59,784	0.70%
Mark R. Nesselroad	202,338	7,000	209,338	2.46%
Parry G. Petroplus	32,230	13,212	45,442	0.53%
Milan Puskar	273,171	7,000	280,171	3.29%
Paul T. Swanson	154,919	0	154,919	1.82%
Bernard G. Westfall	43,398	12,982	56,380	0.66%
Henry M. Kayes, Jr.	35,588	65,749	101,337	1.19%
Darren Williams	2,420	31,050	33,470	0.39%
Kevin D. Lemley	71,039	36,799	107,838	1.27%
E. Richard Hilleary	53,384	57,904	111,288	1.31%
Karla J. Strosnider	11,980	40,188	52,168	0.61%
Timothy P. Saab	54,670	57,404	112,074	1.32%
John T. Fahey	36,327	35,357	71,684	0.84%

All directors and executive officers as a group (eighteen persons)	1,320,052	757,624	2,077,676	24.40%

(1)	Beneficial ownership is determined in accordance with Rule 13(d)-3 under the Securities Exchange Act of 1934, as amended, and includes shares held by immediate family living in the same household and any related entity in which a 10% or greater ownership percentage is maintained.
(2)	Two directors listed above have pledged their shares of Centra stock as collateral for debt, both for loans at Centra. Mark Nesselroad and Parry Petroplus have pledged 77,162 shares and 24,350 shares, respectively, for a total of 101,512 shares.

Proxies and Revocation

Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for voting over the Internet or by telephone. If you choose to vote by mailing a proxy card, your proxy card must be filed with our Secretary by the time the special meeting begins. Please do not send in your stock certificates with your proxy card. When the merger is completed, a separate letter of transmittal will be mailed to you that will enable you to receive the per share merger consideration in exchange for your stock certificates.

If you vote by proxy, regardless of the method you choose to vote, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, or your proxies, will vote your shares of common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Centra’s common stock should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the special meeting.

All shares represented by valid proxies (including those given by telephone or the Internet) that we receive through this solicitation, and that are not revoked, will be voted on in accordance with your instructions on the proxy card. If you properly sign your proxy card but do not mark the boxes showing how your shares of common stock should be voted on a matter, the shares of common stock represented by your properly signed proxy will be voted “FOR” the proposal to approve and adopt the merger agreement, the merger, and the other transactions contemplated thereby, and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. SHAREHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

If you are a shareholder of record, you have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is voted at the special meeting by:

•	Submitting a new proxy by telephone or via the Internet after the date of the earlier voted proxy;

•	Signing another proxy card with a later date and returning it to us prior to the special meeting; or

•	Attending the special meeting and voting in person.

Solicitation of Proxies

Centra will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Centra will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Centra common stock and secure their voting instructions. Centra will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Centra may use several of its regular employees, who will not be specially compensated, to solicit proxies from the Centra shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Attending the Meeting

All holders of Centra common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Centra’s express written consent.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement and approve the merger or if a quorum is not present at the special meeting. Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow the shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

Anticipated Date of Completion of the Merger

We are working towards completing the merger as soon as possible. If the merger is approved at the shareholders’ meeting, then, assuming timely satisfaction of the other necessary closing conditions, we anticipate that the merger will be completed in the third quarter of 2011.

Questions and Additional Information

If you have more questions about the merger or how to submit your proxy or vote, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, please call Darren Williams or Tim Saab at (304) 581-6002.

PROPOSAL ONE: APPROVAL OF THE MERGER

This summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement. The merger agreement is attached as Annex A to this proxy statement/prospectus. We incorporate this document into this summary by reference. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Merger

Subject to satisfaction or waiver of all conditions in the merger agreement, Centra will merge with and into UBC Holding Company, Inc., a wholly owned subsidiary of United Bankshares. Upon completion of the merger, Centra’s corporate existence will terminate and UBC Holding Company, Inc. will continue as the surviving corporation. In addition, upon completion of the merger, the following intermediate holding company subsidiaries of Centra will merge into UBC Holding Company, Inc.: Centra Financial Corporation – Hagerstown, Inc., a West Virginia corporation; Centra Financial Corporation – Martinsburg, Inc., a West Virginia corporation; Centra Financial Corporation – Morgantown, Inc., a West Virginia corporation; and Centra Financial Corporation – Uniontown, Inc., a West Virginia corporation.

Immediately following the merger, United Bankshares will designate two individuals from Centra to join the board of directors of United Bankshares. In addition, three individuals from Centra’s board of directors will be appointed to serve on the board of directors of United Bank (West Virginia). Centra Bank’s board of directors will be comprised of the individuals of United Bank’s board of directors plus three individuals recommended by Centra and approved by United Bankshares. United Bankshares and Centra anticipate that following the completion of the merger and upon receipt of the applicable regulatory approvals, Centra Bank will be merged with and into United Bankshares’ West Virginia banking subsidiary, United Bank (West Virginia) in 2012. Upon the completion of this bank merger, the three Centra directors that are appointed to the United Bank board of directors will be directors of United Bank (West Virginia) following the merger.

Merger Consideration

Each share of Centra common stock will be converted in the merger into 0.7676 shares of United Bankshares common stock.

The exchange ratio was established through arm’s length negotiations between United Bankshares and Centra and their respective advisors, and reflects the balancing of a number of countervailing factors. The total amount of the merger consideration as a result of the exchange ratio reflects a price both parties concluded was appropriate. See “–Centra’s Reasons for the Merger; Recommendation of the Centra Board of Directors” beginning on page 39 and “–United Bankshares’ Reasons for the Merger” beginning on page 41. The parties have structured the merger, in part, to have the favorable tax attributes of a “reorganization” for federal income tax purposes. See “Certain Federal Income Tax Consequences of the Merger” beginning on page 61.

We cannot assure you that the current fair market value of United Bankshares or Centra common stock will be equivalent to the fair market value of United Bankshares or Centra common stock on the effective date of the merger.

Background of the Merger

As part of its ongoing consideration and evaluation of Centra’s long-term prospects and strategies, Centra’s board of directors and senior management have regularly reviewed and assessed Centra’s business strategies and objectives, including strategic opportunities and challenges, all with the goal of enhancing shareholder value.

Over the last several years, Centra has been faced with many difficult challenges  —  including the recent financial crisis and recession affecting the nation. The well-documented economic challenges that have faced the nation over the last few years have not as yet had as negative an impact on many of the markets that Centra serves in West Virginia, Maryland and Pennsylvania as they have had on the rest of the nation. As part of its observation and monitoring of the economies in which Centra operations, Centra’s board of directors believes that these markets are likely to continue to experience additional challenges even as the rest of the nation may begin to recover from the financial crisis and recession. Though Centra has reported 37 consecutive quarters of positive earnings, the impact of the financial crisis has led, and could lead, to additional loan loss provisions, increases in total charge-offs, increases in expenses associated with problem assets, and restrained new loan demand from credit worthy borrowers.

Centra has historically maintained capital levels in excess of its peers and maintaining its well-capitalized status throughout this difficult period was a priority for Centra’s board of directors and management. Centra’s board of directors and management considered a number of ways to maintain its strong capital and liquidity positions. As a result of this review, Centra raised capital on two separate occasions over the past three years. On January 16, 2009, Centra issued $15 million of senior preferred stock and warrants to purchase Centra preferred stock to the U.S. Department of the Treasury, or the Treasury, under the Treasury’s bank equity purchase program commonly referred to as the Capital Purchase Program. On April 8, 2009 Centra repurchased the senior preferred stock from Treasury that was issued pursuant to the Capital Purchase Program. In February 2010, Centra issued 1.2 million shares of its common stock for gross proceeds of $24 million.

On July 26, 2010, Centra reported financial results for the second quarter of 2010. Centra reported that it had earned $4.4 million for the six months ended June 30, 2010, which was a 10% increase over the same period in 2009. Centra also reported that assets had grown 11% from June 30, 2009, to $1.37 billion, and deposits had grown 10% from June 30, 2009, to $1.17 billion, both as of June 30, 2010.

At a meeting of the executive committee of Centra’s board of directors on September 9, 2010, the executive committee reviewed Centra’s overall strategy, in light of a number of factors, including the overall economy, both generally and in the markets served by Centra, the political climate with respect to financial institutions, changes in earnings due to new regulations, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which is expected to add significant additional regulatory burdens to financial institutions in the near and long terms.

At a meeting on September 16, 2010, the Centra board of directors approved management to invite two separate investment banking firms including KBW and Danielson & Associates, or Danielson, to assist it and management with a review of strategic alternatives and a strategic plan for Centra. The strategic alternatives that Centra’s board of directors discussed with management and Danielson included continuing to grow organically over the next three to five years, acquiring financial institutions in its markets and adjacent markets to fuel growth coupled with raising additional capital potentially through a public offering of its common stock, and other similar strategic options. The Centra board of directors instructed KBW to assist with exploring and evaluating a sale of Centra to a strategic buyer. Collectively, those strategic alternatives were to be evaluated against one another in order to maximize shareholder value.

To begin their process of exploring a potential sale, KBW worked with management to determine the names of certain financial institutions that KBW believed might be interested in pursuing a transaction with Centra. At a meeting with the executive committee of the Centra board of directors, KBW noted that, in recommending which third parties should be contacted with respect to a potential strategic transaction, KBW considered whether such third parties had (1) strategic interest and the ability to pay, (2) sufficient capitalization to consummate a transaction and absorb future credit losses in its own and Centra’s portfolios, (3) the ability to move quickly and dedicate substantial resources to a transaction, (4) the ability to assume management of Centra’s loan portfolio, and (5) the ability to meet requirements for regulatory approvals. Centra Financial Holdings’ executive committee, management and KBW discussed the advantages and disadvantages of each of the potential counterparties.

Centra’s executive committee and management agreed that, in developing a strategy for outreach to potential counterparties, it was important to consider the detailed and time-consuming due diligence process that a third party would likely require, and the tremendous demands on management to operate the business while responding to multiple inquires for information and access from potential counterparties. Centra’s executive committee, management and KBW discussed a schedule for contacting potential bidders to begin the process of assessing third parties’ interest in Centra.

On September 17, 2010, Centra’s board of directors declared a dividend on its common stock of $0.075 per share.

In September 2010, management and KBW established a due diligence room and developed a confidentiality agreement to be executed by potential bidders and KBW began contacting potential bidders to explore their interest in acquiring Centra. Between September and October 2010, KBW contacted 18 potential bidders, ten potential bidders entered into a confidentiality agreement with Centra and these ten potential bidders reviewed materials in the due diligence room established by Centra.

Through September 2010 and into October 2010, several potential counterparties conducted their due diligence review of Centra and management responded to numerous due diligence requests from various potential counterparties.

During this time period, Danielson developed the other strategic alternatives to be considered by the Centra board of directors and worked with management to ascertain the significant input assumptions. Options considered by Danielson included:

•	Continue “as is” with some growth and periodic capital raises

•	No growth and leverage existing capital to obtain high level of return on equity

•	Execute a merger of equals

•	Become a strategic acquirer of small banks

On October 13, 2010, Centra announced that, based on an analysis by an independent third party consulting firm, the fair market value of Centra common stock was determined by the Centra board of directors to be $20.00 per share for purposes of its DRP.

During October 2010, KBW met telephonically with representatives of Company A, including its financial and legal advisors to discuss Company A’s indication of interest in more detail. Following this meeting, Mr. Leech met both in person and telephonically several times between late October 2010 and early November 2010, with representatives of Company A to discuss the terms and conditions of their bid, including the price. During these meetings, Mr. Leech and the representatives of Company A discussed several issues with respect to a potential acquisition by Company A, including due diligence matters, regulatory matters and the purchase price offered by Company A.

Also, during this same time period, KBW telephonically contacted Mr. Richard M. Adams of United Bankshares and informed Mr. Adams that United Bankshare’s bid was competitive but United Bankshares would need to increase its bid price in order to be the successful bidder for Centra. Between late October 2010 and November 2010, Messrs. Leech and Adams met telephonically several times to discuss various issues with United’s bid including the bid price. During this period KBW and Sandler O’Neill + Partners, L.P., or Sandler O’Neill, the financial advisor for United Bankshares, also met several times telephonically to discuss a potential increase in United Bankshares’ bid price and the terms and conditions of its bid.

At a November 1, 2010, meeting of the Centra’s executive committee, management updated the committee on the status of the various strategic alternatives that the Centra board of directors wanted to consider. First, KBW outlined for the Centra board of directors, benefits and considerations of each of the three banks who had submitted indications of interest to acquire Centra, including the matters KBW and the executive committee previously discussed as outlined above. The details of those indications were reviewed and the financial performance of each of those banks was evaluated by KBW for the executive committee to ensure that the initial indications were viable.

Subsequent to that presentation, Danielson gave the executive committee a presentation of potential strategies for Centra to pursue over the next five years in the absence of entering into a strategic transaction with an acquirer. These potential strategies included continuing to grow organically without pursuing any external growth, raising additional capital both privately and through a public offering to support growth, leveraging existing capital to produce high rates of return on equity and pursuing acquisitions to accelerate growth over the next five years. The executive committee with management and Danielson evaluated the merits of each of these strategies given the current and potential future economic environment, the future regulatory environment for financial institutions given the adoption of the Dodd-Frank Act, the markets in which Centra operates, and the potential markets that it could enter and potential acquisition targets.

The executive committee of the Centra board of directors continued to discuss with management all of the potential strategies that were reviewed for it, including the benefits and considerations of each strategy. At the conclusion of the meeting, the executive committee of the Centra board of directors determined it was in the best interests of Centra and its shareholders to further evaluate a strategic transaction with one of the three bidders to see if a strategic transaction could maximize shareholder value in light of all the circumstances. The executive committee, in accordance with its authority from the Centra board of directors, then authorized management and KBW to further explore the indications of interest with each of the three bidders in order for the Centra board of directors to more fully evaluate the bids and to permit on-site due diligence to be performed.

On November 1, 2010, Centra reported financial results for the third quarter of 2010. Centra reported an earnings increase in the third quarter of 2010 by 20% over the third quarter of 2009 to $2.6 million. Centra reported total assets at September 30, 2010 of $1.4 billion, an increase of 11% to from $1.3 billion at September 30, 2009. Centra also reported deposit growth of $104 million of additional deposits since September 30, 2009 and a decrease in its cost of funds to the lowest level in Centra’s history.

During November 2010, KBW met with representatives of Company B, including its financial and legal advisors to discuss Company B’s indication of interest in more detail. At this meeting, KBW discussed with Company B and its representatives several issues with the terms and conditions of its bid. Throughout November 2010 all of the bidders were granted access to additional due diligence materials of Centra.

On November 17, 2010, the executive committee of the Centra board of directors held a meeting at which KBW and management updated the executive committee on the status of negotiations with the potential three bidders. In particular, management and KBW updated the executive committee on the discussions that each of them had with United Bankshares, Company A and Company B regarding the terms and conditions of their bids. Mr. Leech and KBW informed the committee that Company B was scheduled to continue its due diligence the next day. The executive committee of the Centra board of directors had extensive discussions regarding the viability of the three potential bidders to consummate a transaction with Centra on acceptable terms and the terms and conditions of their bids. At that meeting, the executive committee of the Centra board of directors authorized management to continue to work with KBW and its legal advisors to explore a strategic transaction with the three potential bidders.

On November 30, 2010, United Bankshares through Sandler O’Neill presented a revised written bid to KBW with an indicative bid price of $21.00 per share. At that time, representatives of Centra and United Bankshares, including KBW and Sandler O’Neill continued to discuss the terms and conditions of a potential strategic transaction between the two companies. Representatives of the two companies had several discussions regarding the strategic merits of a transaction, certain matters related to due diligence, proposed structures for the transaction and matters related to certain Centra directors becoming directors of either United Bankshares or its West Virginia-based banking subsidiary.

At a meeting of the Centra board of directors on December 2, 2010, representatives of Danielson presented an updated and in-depth analysis of the various strategic options that it previously provided to the Centra board of directors on November 1, 2010, including growing Centra organically or through acquisitions of other financial institutions. After having management and Danielson respond to questions from directors, the Centra board of directors engaged in a lengthy discussion regarding these various options and how they might best maximize value for Centra shareholders.

Following this discussion at the December 2, 2010 meeting, representatives of KBW provided the Centra board of directors with an update on negotiations and discussions with the three bidders. Management and KBW described the various conversations that each of them had had with the bidders since the previous meeting of the executive committee. In particular, management and KBW discussed the ability of each of the bidders to consummate a transaction with Centra on terms and conditions that would maximize shareholder value. After a discussion with management, KBW and Centra’s outside counsel, Jackson Kelly PLLC, the Centra board of directors authorized management to negotiate a definitive agreement with United Bankshares at a purchase price of $21.00 per share of Centra common stock. At about that time, counsel for United Bankshares began drafting and circulating a draft of the merger agreement.

The Centra board of directors at the December 2, 2010 meeting appointed a subcommittee of the executive committee and authorized the subcommittee to explore potential amendments to the existing employment agreement and SERPs of Mr. Leech that would clarify certain provisions of these agreements as well as reduce the amounts Mr. Leech would be entitled to under these agreements upon his termination. Between December 2, 2010 and December 10, 2010, the subcommittee met with Mr. Leech to discuss these potential amendments and the impact the amendments would have on Mr. Leech and the potential impact they would have on a transaction with United Bankshares. For additional discussion regarding the amendments to Mr. Leech’s employment agreement and SERPs that were agreed to by Mr. Leech and the Centra board of directors, see the section entitled “Information about United Bankshares and Centra – Payments upon Termination or Change of Control.”

From December 3, 2010 until December 15, 2010, Jackson Kelly and DLA Piper LLP (US), or DLA Piper, counsel to Centra, negotiated the terms of the merger agreement and related documents with Bowles Rice McDavid Graff & Love LLP, counsel for United Bankshares.

On December 8, 2010, Centra’s board of directors declared a dividend on its common stock of $0.075 per share.

On December 10, 2010, the executive committee of the Centra board of directors had a meeting at which Centra’s outside counsel, Jackson Kelly and DLA Piper, were present. Mr. Leech gave the executive committee an update on the status of the negotiations with United Bankshares. DLA Piper and Jackson Kelly gave an update on the discussions between Mr. Leech and the subcommittee regarding the amendment to his employment agreement and SERPs during which Mr. Leech excused himself from the meeting. Representatives from Jackson Kelly discussed with the members of the executive committee the legal standards applicable to Centra’s board of directors’ decisions and actions with respect to its consideration of the proposed strategic transaction. Representatives of DLA Piper presented a summary of the terms and conditions of the then current draft of the merger agreement, and noted that several provisions were still subject to further negotiation and resolution. The executive committee of the Centra board of directors then discussed the terms of the proposed strategic transaction with management and its outside counsel. The executive committee resolved to recommend to the Centra board of directors to approve the proposed strategic transaction with United Bankshares, subject to resolution satisfactory to the Centra board of directors of the remaining matters to be negotiated with respect to the merger agreement.

Also on December 10, 2010, the compensation committee of the Centra board of directors held a meeting at which certain members of management and Jackson Kelly were present. Jackson Kelly reviewed the terms of the proposed strategic transaction with United Bankshares and the impact an acquisition would have on the existing employee benefit, compensation and equity plans of Centra. DLA Piper and Jackson Kelly reviewed a number of amendments that would need to be made to the Centra equity plan in order for terms of the proposed strategic transaction to be properly effected under the equity plan. The compensation committee and Centra’s outside counsel also discussed the potential amendments to Mr. Leech’s employment agreement and SERPs that would clarify certain provisions of these arrangements as well as reduce the amounts Mr. Leech would be entitled to under these agreements upon his termination. After discussion with management and its outside counsel, the compensation committee authorized cash payments to optionees under Centra’s stock option plans that would be equal to the difference between $21.00 per share and the exercise price for unexercised stock options as of the date the merger is completed. In addition, the compensation committee authorized an amendment to an equity plan that would remove the required payment of the cash consideration for the exercise of a stock option within 60 days of the date of the authorization by the compensation committee of the cash consideration.

On December 12, 2010, the Centra board of directors held a special meeting in person and telephonically, at which representatives of KBW, Jackson Kelly and DLA Piper were present. Management, KBW and DLA Piper gave the Centra board of directors a brief update on the status of the negotiations with United Bankshares. Between December 12, 2010 and December 15, 2010, management of Centra and its outside counsel, Jackson Kelly and DLA Piper, continued to meet and negotiate the terms of the merger agreement with United Bankshares and its outside counsel, Bowles Rice McDavid Graff & Love, LLP. The legal counsel for the two companies continued to exchange drafts of the merger agreement during this period. The most significant issues that were negotiated between the two companies and their respective financial and legal advisors were the amount of the termination fee to be paid by Centra, the various termination rights that the two companies were entitled to, and the allocation of and amount of certain liabilities upon completion of the merger.

On December 15, 2010, the Centra board of directors met telephonically with management and their outside legal and financial advisors. Management reviewed for the Centra board of directors the background of discussions with United Bankshares and its advisors and the results of their negotiations. Management, Jackson Kelly and KBW reported on the results of their due diligence investigation of United Bankshares. KBW reviewed with Centra board of directors the structure and other terms of the proposed strategic transaction, and financial information regarding United Bankshares, Centra and the proposed transaction, as well as other information regarding peer companies, comparable transactions, a discounted cash flow analysis and a relative contribution analysis. Representatives of KBW delivered its oral opinion to the Centra board of directors, which was subsequently confirmed in writing, as described under “– Opinion of Centra’s Financial Advisor”, that as of that date and based upon and subject to the assumptions made, matters considered, and qualifications and limitations stated in its opinion that the exchange ratio in the merger was fair, from a financial point of view, to the shareholders of Centra.

Representatives from Jackson Kelly discussed with the Centra board of directors the legal standards applicable to Centra’s board of directors’ decisions and actions with respect to its consideration of the proposed strategic transaction, including a review of their fiduciary duties. Representatives of DLA Piper reviewed for the Centra board of directors the terms of the merger agreement and also discussed with the Centra board of directors the shareholder and regulatory approvals that would be required to complete the proposed strategic transaction, the likely process and timetable of the merger and certain compensation and benefits issues in connection with the merger.

Following these discussions, and review and discussions among the members of the Centra board of directors, including consideration of the factors described under “– Centra’s Reasons for the Merger; Recommendation of the Centra Board of Directors,” the Centra board of directors unanimously approved the merger with United Bankshares, unanimously approved and adopted the merger agreement and the transactions contemplated thereby and unanimously determined that the terms of the merger are fair to, and in the best interests of, the Centra and its shareholders. Centra’s board of directors then directed management and Centra’s advisors to finalize and execute the merger agreement on the terms reviewed by the Centra board of directors. The parties executed the merger agreement in the evening of December 15, 2010. The transaction was announced on the morning of December 16, 2010 in a press release issued jointly by Centra and United Bankshares.

Centra’s Reasons for the Merger; Recommendation of the Centra Board of Directors

After careful consideration, the Centra board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Centra and its shareholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. Accordingly, Centra’s board of directors recommends that Centra shareholders vote “FOR” adoption and approval of the merger agreement, the merger and the other transactions contemplated thereby at the Centra special meeting.

In reaching its decision, the Centra board of directors consulted with its senior management team, as well as its outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

•

the board of directors’ belief that the merger is more favorable to Centra’s shareholders than the alternatives to the merger, which belief was formed based on the board of directors’ review, with the assistance of its financial advisors and legal advisors, of the strategic alternatives available to Centra;

•

the historical and current market price of United Bankshares common stock and its dividend track record, which could provide Centra shareholders with the ability to realize increased value following the merger, including a significantly increased quarterly dividend per share of Centra common stock;

•

the board of directors’ understanding of the business, operations, financial condition, asset quality, earnings and prospects of Centra, including its prospects as an independent entity, and management’s and the board of directors’ views and opinions on the current state of the financial services industry;

•

the board of directors’ understanding of United Bankshares’ business, operations, financial condition, asset quality, earnings and prospects, including its review and discussions with Centra management concerning the due diligence examination of United Bankshares, its view that the merger would result in a combined company with a diversified revenue stream, a well balanced loan portfolio and an attractive funding base, and the complementary nature of the cultures of the two companies, which Centra management believes should facilitate integration of the two companies;

•

the fact that, because the merger consideration consists solely of shares of United Bankshares common stock, Centra shareholders will have the opportunity to participate in the future performance of the combined businesses and the value to Centra shareholders represented by the merger consideration, which represents 17.3 times Centra’s 2011 earnings estimate and 1.5 times tangible book value as of December 31, 2010;

•

the financial analyses presented by KBW, Centra’s financial advisor, and the oral opinion of KBW delivered on December 15, 2010, subsequently confirmed by a written opinion dated the same date, to the effect that, as of that date, and based upon and subject to the assumptions made, matters considered, and qualifications and limitations stated in its opinion the exchange ratio in the merger was fair, from a financial point of view, to the shareholders of Centra, as more fully described below under the caption “Opinion of Centra’s Financial Advisor” beginning on page 42;

•

the anticipated difficulties that community banks such as Centra are to face in the future given the changing regulatory environment as a result of the Dodd-Frank Act, the financial crisis and recession and the expected long recovery, would reduce the number of future buyers of community banks such as Centra and, therefore, diminish the opportunity that Centra would have to enter into strategic transaction on terms and conditions, including the exchange ratio, that are similar to those in the merger;

•

the financial and other terms of the merger agreement, including the fixed exchange ratio, the price protection mechanisms, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors, including:

•

Centra’s ability, under certain circumstances specified in and prior to the time Centra shareholders adopt the merger agreement, to (i) provide non-public information in response to an unsolicited written acquisition proposal and (ii) participate in discussions or negotiations with the person making such a proposal, if, in each case, the acquisition proposal was not the result of a breach of the provisions of the merger agreement relating to the solicitation of acquisition proposals, and if the board of directors, prior to taking any such actions, determines in good faith, after consultation with its outside legal counsel, that failure to take such actions would violate the board of directors’ fiduciary duties under applicable law;

•

the Centra’s board of directors’ ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to Centra shareholders, subject to the potential payment by Centra of a termination fee of $7,500,000 to United Bankshares, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, including the exchange ratio;

•	the fact that the outside date under the merger agreement allows for sufficient time to complete the merger;

•

the Centra board of directors’ ability to terminate the merger agreement if the trading price of United Bankshares common stock, measured on an average basis over a trading period prior to completion of the merger and compared to the trading price on the date immediately prior to the announcement of the merger, drops more than 20% on an actual basis and more than 15% on a relative basis to the NASDAQ Bank Index as more fully described in “– Termination of the Merger Agreement” on page 53;

•

the level of effort that United Bankshares must use under the merger agreement to obtain required regulatory approvals, and the prospects for such approvals being obtained in a timely fashion and without the imposition of any conditions of the type described in “– Regulatory Approvals” on page 55; and

•

the board of directors’ review of the potential costs associated with executing the merger agreement, including change in control severance and related costs, as well as estimated advisor fees, which the board of directors concluded were reasonable and would not affect the advice from, or the work performed by, senior management of Centra or Centra’s financial advisor in connection with the evaluation of the merger and the merger agreement by our board of directors.

The Centra board of directors also considered a variety of potentially negative factors in its deliberations concerning the merger agreement and the merger, including the following (not in any relative order of importance):

•

the fact that, because the merger consideration is a fixed exchange ratio of shares of United Bankshares common stock to Centra common stock, Centra shareholders could be adversely affected by a decrease in the trading price of United Bankshares common stock during the pendency of the merger that does not trigger the price protection mechanisms more fully described in “– Termination of the Merger Agreement” on page 53;

•

the fact that, while Centra expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the consummation of the merger, might not be obtained, and, as a result, the merger may not be consummated;

•

the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the two companies;

•

the restrictions on the conduct of Centra’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Centra from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Centra absent the pending completion of the merger;

•

the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•

the fact that Centra would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $7,500,000 termination fee payable by Centra upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire Centra; and

•	the fact that Centra shareholders would not be entitled to dissenters’ rights in connection with the merger.

The foregoing discussion of the information and factors considered by the Centra board of directors is not intended to be exhaustive, but includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Centra board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Centra board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Centra board of directors based its recommendation on the totality of the information presented.

The Centra board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

In considering the recommendation of the Centra board of directors with respect to the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby, Centra shareholders should be aware that Centra’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Centra shareholders. The Centra board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in making its recommendation. See “– Interests of Certain Persons in the Merger” beginning on page 50.

It should be noted that this explanation of the reasoning of Centra’s board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements” on page 27.

United Bankshares’ Reasons for the Merger

The merger is consistent with United Bankshares’ plan to have operations, offices and distinct capabilities in every market of its choice within its region. The merger will afford United Bankshares the opportunity to further expand market share in the Morgantown, West Virginia and Martinsburg, West Virginia areas, enter a new Maryland market in the Hagerstown area and enter a new Pennsylvania market in the Uniontown area. United Bankshares believes that, in addition to expanding United Bankshares’ presence in very attractive markets, the merger provides an opportunity to enhance United Bankshares’ shareholder value with the prospects of positive long-term performance of United Bankshares’ common stock. United Bankshares believes that the merger is a strategic fit between United Bankshares and Centra given the compatibility of the management and business philosophy of each company. Enhanced opportunities should result from the merger by eliminating redundant or unnecessary costs and enhancing revenue growth prospects.

Opinion of Centra’s Financial Advisor

On September 20, 2010, Centra engaged KBW to render financial advisory and investment banking services to Centra. KBW agreed to assist Centra in assessing the fairness, from a financial point of view, of the consideration to be received in the merger of Centra into United Bankshares. Centra selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Centra and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, a representative of KBW participated in the meeting of the Centra board of directors held on December 15, 2010, at which the Centra board of directors evaluated the proposed merger with United Bankshares. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion, subsequently confirmed in writing, that, as of such date, the consideration offered to Centra shareholders in the merger was fair from a financial point of view. The Centra board of directors approved the merger agreement at this meeting.

The full text of KBW’s written opinion is attached as Annex B to this document and is incorporated herein by reference. Centra shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Centra board and addresses only the fairness, from a financial point of view, of the consideration offered to the Centra shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Centra shareholder as to how a shareholder should vote at the Centra special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the merger agreement;

•	Annual Reports to shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2007, 2008, and 2009 of Centra and United Bankshares;

•	Quarterly Reports on Form 10-Q of Centra and United Bankshares;

•	certain other communications from Centra and United Bankshares to their respective shareholders; and

•	other financial information concerning the businesses and operations of Centra and United Bankshares furnished to KBW by Centra and United, respectively, for purposes of KBW’s analysis.

•	held discussions with members of senior management of Centra and United Bankshares regarding,

•	past and current business operations;

•	regulatory relations;

•	financial condition; and

•	future prospects of their respective companies.

•	reviewed the publicly reported financial condition and results of operations for Centra and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•

reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for United Bankshares and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of Centra and United Bankshares as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases thereof) provided to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and has assumed that the aggregate allowances for loan and lease losses for Centra and United Bankshares are adequate to cover such losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Centra or United Bankshares, nor did it examine or review any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Centra’s and United Bankshares’ senior management teams. Centra and United Bankshares do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers or modifications of the merger agreement; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of United Bankshares common stock will trade since the announcement of the proposed merger and is not an expression of an opinion as to the actual value of the shares of common stock of United Bankshares when issued pursuant to the merger, or the prices at which the shares of common stock of United Bankshares will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Centra and United Bankshares. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Centra board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Centra board of directors with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by KBW to the Centra board of directors on December 15, 2010, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Centra board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the merger agreement, each outstanding share of common stock, par value $1.00 per share, of Centra will be converted into the right to receive 0.7676 shares of common stock, par value $2.50 per share, of United Bankshares. Fractional shares will not be issued. Any Centra shareholder will receive cash in lieu of any fractional share they may otherwise be entitled to receive in the merger. The terms and conditions of the merger are more fully set forth in the merger agreement.

Selected Peer Group Analysis. Using publicly available information, KBW compared the financial performance and financial condition of Centra to the following groups of depository institutions that KBW considered comparable to Centra. KBW also reviewed the market performance and valuation multiples of companies included in Centra’s peer group and compared them to certain valuation multiples of the merger.

Companies included in Centra’s peer group were:

Cardinal Financial Corporation	Middleburg Financial Corporation
City Holding Company	Orrstown Financial Services, Inc.
CNB Financial Corporation	Premier Financial Bancorp, Inc.
Eagle Bancorp, Inc.	Shore Bancshares, Inc.
First Mariner Bancorp	Summit Financial Group, Inc.
First United Corporation	Tower Bancorp, Inc.
Metro Bancorp, Inc.	Virginia Commerce Bancorp, Inc.

To perform this analysis, KBW used financial information as of or for the three month period ended September 30, 2010 except for the comparison of net charge-offs to average loans, for which the twelve month period ended September 30, 2010 was used. Market price information was as of December 15, 2010. The companies in the peer group included selected banks whose securities trade on a national securities exchange and are headquartered in West Virginia, Maryland, northern Virginia and southwestern Pennsylvania with assets between $1.0 billion and $3.0 billion. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in Centra’s and United’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Centra’s financial performance:

	Centra	Peer Group Minimum	Peer Group Maximum
Net Interest Margin	3.55%	2.51%	4.17%
Net Interest Margin Change (1)	2 bps	(40) bps	23 bps
Yield on Loans	5.60%	5.35%	6.25%
Cost of Interest Bearing Liabilities	1.32%	0.91%	3.03%
Provision / Net Charge-Offs	116%	63%	347%
Non-Interest Income / Average Assets	0.68%	0.29%	3.45%
Non-Interest Expense / Average Assets	2.56%	2.16%	5.37%
Efficiency Ratio	63%	50%	88%
Return on Average Assets	0.74%	(1.97%)	1.38%
Return on Average Equity	7.65%	(42.59%)	12.17%

(1)	Measures change over linked quarters

KBW’s analysis showed the following concerning Centra’s financial condition:

	Centra	Peer Group Minimum	Peer Group Maximum
Tangible Equity / Tangible Assets	8.60%	2.91%	10.04%
Tangible Common Equity / Tangible Assets	8.60%	2.91%	10.04%
Leverage Ratio	10.11%	2.71%	10.84%
Tier 1 Ratio	13.58%	3.59%	14.65%
Total Capital Ratio	14.84%	7.18%	15.90%
Loans / Deposits	86%	68%	121%
Nonperforming Assets / Assets	2.04%	0.57%	6.86%
Nonperforming Assets / Loans + OREO	2.77%	0.72%	9.59%
Last Twelve Months Net Charge-Offs / Average Loans	0.42%	0.17%	1.97%
Loan Loss Reserve / Nonperforming Loans	73%	16%	241%
Loan Loss Reserve / Loans	1.77%	0.95%	2.78%

KBW’s analysis showed the following concerning the market performance of Centra’s peers (pricing as of December 15, 2010):

	Peer Group Minimum	Peer Group Maximum
Market Capitalization ($ Million)	$9	$561
1-Year Stock Price Change	(49%)	68%
Change from 52-Week High	(83%)	(3%)
Stock Price / Book Value per Share	24%	178%
Stock Price / Tangible Book Value per Share	24%	217%
Stock Price / 2010 Estimated EPS (1)	10.3x	20.5x
Stock Price / 2011 Estimated EPS (1)	9.7x	24.8x
Dividend Yield	0.0%	5.0%
Common Dividend Payout Ratio	0%	80%
Insider Ownership	3.0%	31.4%
Institutional Ownership	2.9%	72.4%
3 Month Average Daily Trading Volume ($ Thousand)	$7	$1,822

(1)	Earnings estimates are consensus of Wall Street analysts’ estimates as compiled by First Call

Using publicly available information, KBW also compared the financial performance, financial condition, and market performance of United Bankshares to the following groups of depository institutions that KBW considered comparable to United Bankshares.

Companies included in United Bankshares’ peer group were:

F.N.B. Corporation	S&T Bancorp, Inc.
First Commonwealth Financial Corporation	Sandy Spring Bancorp, Inc.
First Financial Bancorp.	Susquehanna Bancshares, Inc.
FirstMerit Corporation	TowneBank
National Penn Bancshares, Inc.	Union First Market Bankshares Corporation
Park National Corporation	WesBanco, Inc.

To perform this analysis, KBW used financial information as of or for the three month period ended September 30, 2010 except for the comparison of net charge-offs to average loans, for which the twelve month period ended September 30, 2010 was used. Market price information was as of December 15, 2010. The companies in the peer group included selected banks whose securities trade on a national securities exchange and are headquartered in Maryland, Ohio, Pennsylvania, Virginia, and West Virginia with assets between $3.0 billion and $15.0 billion. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in Centra’s and United Bankshares’ historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning United Bankshares’ financial performance:

	United	Peer Group Minimum	Peer Group Maximum
Net Interest Margin	3.60%	3.42%	4.60%
Net Interest Margin Change (1)	(9) bps	(18) bps	8 bps
Yield on Loans	5.20%	5.06%	6.82%
Cost of Interest Bearing Liabilities	1.46%	0.74%	1.86%
Provision / Net Charge-Offs	131%	37%	239%
Non-Interest Income / Average Assets	0.93%	0.92%	2.80%
Non-Interest Expense / Average Assets	2.34%	2.43%	3.73%
Efficiency Ratio	53%	49%	65%
Return on Average Assets	0.92%	0.17%	1.22%
Return on Average Equity	8.81%	1.14	10.35%

(1)	Measures change over linked quarters

KBW’s analysis showed the following concerning United Bankshares’ financial condition:

	United	Peer Group Minimum	Peer Group Maximum
Tangible Equity / Tangible Assets	6.47%	5.96%	11.25%
Tangible Common Equity / Tangible Assets	6.47%	5.96%	10.41%
Leverage Ratio	9.70%	7.48%	11.15%
Tier 1 Ratio	11.97%	11.34%	18.64%
Total Capital Ratio	13.36%	12.71%	19.91%
Loans / Deposits	93%	80%	105%
Nonperforming Assets / Assets	1.61%	1.11%	4.24%
Nonperforming Assets / Loans + OREO	2.27%	1.81%	6.39%
Last Twelve Months Net Charge-Offs / Average Loans	0.41%	0.58%	1.77%
Loan Loss Reserve / Nonperforming Loans	121%	49%	166%
Loan Loss Reserve / Loans	1.33%	1.28%	3.05%

KBW’s analysis showed the following concerning United Bankshares’ market performance (pricing as of December 15, 2010):

	United	Peer Group Minimum	Peer Group Maximum
Market Capitalization ($ Million)	$1,175	$381	$2,086
1-Year Stock Price Change	45%	(2%)	101%
Change from 52-Week High	(16%)	(27%)	(2%)
Stock Price / Book Value per Share	150%	57%	164%
Stock Price / Tangible Book Value per Share	250%	120%	223%
Stock Price / 2010 Estimated EPS (1)	16.8x	14.6x	27.2x
Stock Price / 2011 Estimated EPS (1)	16.4x	13.6x	24.3x
Dividend Yield	4.5%	0.2%	5.3%
Common Dividend Payout Ratio	75%	4%	80%
Insider Ownership	12.9%	1.5%	18.2%
Institutional Ownership	56.9%	16.5%	76.3%
3 Month Average Daily Trading Volume ($ Thousand)	$4,201	$523	$13,667

(1)	Earnings estimates are consensus of Wall Street analysts’ estimates as compiled by First Call.

Comparable Transaction Analysis. KBW reviewed publicly available information related to select acquisitions of nationwide banks and bank holding companies announced in the 18 months prior to announcement date, with transaction values between $100.0 million and $600.0 million and acquired companies with assets less than $10.0 billion. The transactions criteria resulted in 8 transactions:

Acquirer	Target
Community Bank System, Inc.	Wilber Corporation
Eastern Bank Corporation	Wainwright Bank & Trust Company
First Niagra Financial Group, Inc.	Harleysville National Corporation
Banco Sabadell SA	Mellon United National Bank
Union Bankshares Corporation	First Market Bank, FSB
M&T Bank Corporation	Provident Bankshares Corporation
Independent Bank Corp.	Benjamin Franklin Bancorp, Inc.
Wells Fargo & Company	Century Bancshares, Inc.

Transaction multiples for the merger were derived from an offer price of $20.68 per share for Centra based on United Bankshares’ share price of $26.94 on December 15, 2010. For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition

•

tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition

•	last twelve months’ earnings per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition

The results of the analysis are set forth in the following table:

Transaction Price to:	United /Centra Merger	Comparable Bank Transactions Minimum	Comparable Bank Transactions Maximum
Book Value	129%	51%	198%
Tangible Book Value	145%	73%	200%
Core Deposit Premium	6.6%	0.9%	14.1%
Last Twelve Months’ Earnings per Share	22.0x	8.4x	26.0x

No company or transaction used as a comparison in the above analysis is identical to Centra, United Bankshares or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Centra could provide to equity holders through 2016 on a stand-alone basis. In performing this analysis, KBW used earnings and asset growth estimates for Centra for 2010 through 2016 from Company management and assumed discount rates ranging from 13.0% to 17.0%. The range of values was determined by adding (1) the present value of projected cash dividends to Centra shareholders from 2010 to 2016, assuming excess capital is paid out to Centra shareholders and (2) the present value of the terminal value of Centra common stock. In calculating the terminal value of Centra, KBW applied multiples ranging from 10.0x to

14.0x 2016 forecasted earnings. In determining cash flows available to shareholders, KBW assumed that Centra would maintain a tangible common equity / tangible assets ratio of 7.00% and any excess capital would be paid out to Centra shareholders. This resulted in a range of values of Centra from $15.69 to $22.08 per share.

KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Centra.

Relative Contribution Analysis. KBW analyzed the relative contribution of each Centra and United Bankshares to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity, last twelve months’ earnings and estimated earnings. This analysis excluded any purchase accounting adjustments and was based on United Bankshares’ closing price per share of $26.94 on December 15, 2010. To perform this analysis, KBW used financial information as of the three month period ended September 30, 2010 except for last twelve months’ earnings, for which the twelve month period ended September 30, 2010 was used. KBW used management’s estimate for Centra’s 2011 earnings per share and First Call’s published earnings estimate for United Bankshares’ 2011 earnings per share. The results of KBW’s analysis are set forth in the following table:

	United As % of Total	Centra as % of Total
Balance Sheet
Assets	84.3	15.7
Gross Loans	83.7	16.3
Deposits	82.5	17.5
Equity	85.3	14.7
Tangible Equity	79.6	20.4

Last Twelve Months’ Earnings
Cash Basis	89.5	10.5
GAAP Basis	89.8	10.2

2011 Estimated Earnings Before Synergies (1)
Cash Basis	85.9	14.1
GAAP Basis	86.2	13.8

Pro Forma Ownership
100% Common Stock	87.1	12.9

(1)	Assumes deal closes at the end of the second quarter in 2011; contribution represents a full year of earnings

Other Analyses. KBW reviewed the relative financial and market performance (where applicable) of Centra and United Bankshares to a variety of relevant industry peer groups and indices.

The Centra board of directors has retained KBW as an independent contractor to act as financial adviser to Centra regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, United Bankshares. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of United for KBW’s own account and for the accounts of its customers.

Centra and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Centra agreed to pay to KBW at the time of completion of the merger a cash fee equal to 0.80% of the aggregate consideration based on the date of announcement. Pursuant to the KBW engagement agreement, Centra also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Interests of Certain Persons in the Merger

Certain members of Centra’s management have interests in the merger in addition to their interests as shareholders of Centra. These interests are described below. In each case, the Centra board of directors was aware of these potential interests, and considered them, among other matters in approving the merger agreement and the transactions contemplated thereby.

Severance and Supplemental Executive Retirement Plan Benefits. Douglas J. Leech, Chairman, President and Chief Executive Officer of Centra, and certain other executives, are parties to employment agreements and supplemental executive retirement plan arrangements with Centra that provide benefits upon termination of employment and enhanced severance and retirement benefits upon a termination of employment after a change in control of Centra. The merger agreement provides that as of the effective date, Mr. Leech will have terminated his full employment. As a result, he will be entitled to separation pay and continued benefits under his employment agreement and payments pursuant to supplemental executive retirement plans as more fully described under “Information About United Bankshares and Centra – Payments Upon Termination or Change in Control” beginning on page 106. Additional information with respect to the amounts and other benefits payable to others under similar arrangements is disclosed in “Information about United Bankshares and Centra – Payments Upon Termination or Change in Control on page 106.

Directors Following the Merger. The merger agreement provides the following with respect to the board of directors of United Bankshares at the time of the merger:

•	United Bankshares and Centra selected Douglas J. Leech and Mark Nesselroad to be appointed to the board of directors of United Bankshares following the merger.

The merger agreement also provides for the appointment of three (3) individuals who are current members of the Centra Bank’s board of directors to be appointed to the board of directors of United Bank (West Virginia) following completion of the merger of United Bank and Centra Bank.

Conversion of Stock Options. Under the merger agreement, each stock option to buy Centra common stock granted under Centra’s equity plan that is outstanding and not yet exercised immediately prior to the merger, whether vested or unvested, will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the difference between the value of (a) $21.00 and (b) the exercise price (rounded to the nearest cent) for each outstanding stock option by (ii) the number of shares of common stock of Centra subject to the stock option. There will be no payment made in connection with the merger to any holder of a stock option with an exercise price equal to or greater than $21.00 and any such stock option will be terminated as of the merger.

Employee Benefit Plans. United Bankshares intends to provide the employees of Centra with employee benefit plans substantially similar in the aggregate to those provided to similarly situated employees of United Bankshares, except with respect to United Bankshares’ Pension Plan. United Bankshares agreed to cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the employee benefit plans of Centra) and eligibility waiting periods under group health plans to be waived with respect to such participants and their eligible dependents.

All employees of Centra and its subsidiaries, including the executive officers of Centra, will receive credit for years of service with Centra and its predecessors prior to the effective time of the merger for purposes of eligibility and vesting under the employee benefit plans of United Bankshares, but not for purposes of benefit accrual other than accrual for vacation or paid time off in the calendar year when the merger becomes effective, which shall be subject to the existing policies of United Bankshares. All employees of Centra and its subsidiaries, including the executive officers of Centra, and their eligible dependents will receive credit for co-payments, deductibles and out-of-pocket maximums satisfied by employees and dependents under the Centra employee benefit plans.

The merger agreement also provides that United Bankshares will pay to any Centra employee who is involuntary terminated other than for cause within six months of the merger an amount equal to two weeks of such employee’s base salary for each year of service to Centra, up to 20 weeks of base pay.

Conditions of the Merger

The respective obligations of United Bankshares and Centra to consummate the merger are subject to the satisfaction of certain mutual conditions, including the following:

•	The shareholders of Centra approve the merger agreement and the transactions contemplated thereby, described in the proxy statement/prospectus at the meeting of shareholders for Centra;

•

All regulatory approvals required by law to consummate the transactions contemplated by the merger agreement are obtained from the Federal Reserve, the West Virginia Board of Banking and Financial Institutions and the other appropriate federal and/or state regulatory agencies without unreasonable conditions, all waiting periods after such approvals required by law or regulation expire and no such approvals shall contain any conditions, restrictions or requirements applicable either before or after the effective time of the merger that United Bankshares reasonably determines in good faith would have a material adverse effect on United Bankshares and its subsidiaries as a whole, taking into account the consummation of the merger with Centra;

•

The registration statement (of which this proxy statement/prospectus is a part) registering shares of United Bankshares common stock to be issued in the merger is declared effective and not subject to a stop order or any threatened stop order;

•

The absence of any statute, rule, regulation, judgment, decree, injunction or other order being enacted, issued, promulgated, enforced or entered by a governmental authority effectively prohibiting consummation of the merger; and

•	Authorization for the listing on the NASDAQ Global Select Market of the shares of United Bankshares common stock to be issued in the merger.

In addition to the mutual covenants described above, the obligation of United Bankshares to consummate the merger is subject to the satisfaction, unless waived, of the following other conditions:

•

The representations and warranties of Centra made in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger and United Bankshares receives a certificate of the chief executive officer and the chief financial officer of Centra to that effect;

•

Centra performs in all material respects all obligations required to be performed under the merger agreement prior to the effective time of the merger and delivers to United Bankshares a certificate of its chief executive officer and chief financial to that effect; and

•

United Bankshares shall have received an opinion of Bowles Rice McDavid Graff & Love LLP, counsel to United Bankshares, dated as of the effective time of the merger, that the merger constitutes a “reorganization” under Section 368 of the Internal Revenue Code.

In addition to the mutual covenants described above, Centra’s obligation to complete the merger is subject to the satisfaction, unless waived, of the following other conditions:

•

The representations and warranties of United Bankshares made in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger and Centra receives a certificate of the chief executive officer and chief financial officer of United Bankshares to that effect;

•

United Bankshares performs in all material respects all obligations required to be performed under the merger agreement prior to the effective time of the merger and delivers to Centra a certificate of its chief executive officer and chief financial officer to that effect; and

•

Centra shall have received an opinion of DLA Piper, counsel to Centra, stating that, among other things, as of the effective time of the merger, the merger constitutes a “reorganization” under Section 368 of the Internal Revenue Code and that no gain or loss will be recognized by the shareholders of Centra to the extent that they receive United Bankshares common stock in exchange for their Centra common stock in the merger.

Representations and Warranties

The merger agreement contains representations and warranties by United Bankshares and Centra. These representations and warranties are qualified by a materiality standard, which means that neither United Bankshares nor Centra is in breach of a representation or warranty unless the existence of any fact, event or circumstance, individually, or taken together with other facts, events or circumstances has had or is reasonably likely to have a material adverse effect on United Bankshares or Centra. These include, among other things, representations and warranties by United Bankshares and Centra to each other as to:

•	organization and good standing of each entity and its subsidiaries;

•	each entity’s capital structure;

•	each entity’s (including the merger subsidiary) power and authority relative to the execution and delivery of, and performance of its obligations under, the merger agreement;

•	absence of material adverse changes since December 31, 2009;

•	consents and approvals required;

•	regulatory matters;

•	accuracy of documents, including financial statements and other reports, filed by each company with the SEC;

•	absence of defaults under contracts and agreements;

•	absence of environmental problems;

•	absence of conflicts between each entity’s obligations under the merger agreement and its charter documents and contracts to which it is a party or by which it is bound;

•	litigation and related matters;

•	taxes and tax regulatory matters;

•	compliance with the Sarbanes-Oxley Act and accounting controls;

•	absence of brokerage commissioners, except as disclosed for financial advisors;

•	employee benefit matters;

•	risk management instruments in effect for such party

•	the taking of all actions necessary to exempt the merger agreement from any takeover laws;

•	books and records fully and accurately maintained and fairly present events and transactions;

•	insurance matters; and

•	labor matters.

In addition, United Bankshares represents and warrants to Centra that United Bankshares has sources of capital to pay the cash consideration and to effect the merger.

No representation or warranty contained in the merger agreement shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in the merger agreement has had or is reasonably likely to have a “material adverse effect”.

For the purposes of the merger agreement, a “material adverse effect” means any event, change, effect, development, state of facts, condition, circumstances or occurrence that, individually or in the aggregate, (i) is material and adverse to the financial position, results of operations or business of United Bankshares and its subsidiaries taken as a whole or Centra and its subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either United Bankshares or Centra to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the merger and the other transactions contemplated by the merger agreement; provided, that the impact of the following items shall not be deemed to be a material adverse effect:

•

changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities except to the extent that such changes have a disproportionate impact on United Bankshares or Centra, as the case may be, relative to the overall effects on the banking industry,

•

changes in U.S. generally accepted accounting principles (GAAP) or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent that such changes have a disproportionate impact on United Bankshares or Centra, as the case may be, relative to the overall effects on the banking industry,

•

changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on United Bankshares or Centra, as the case may be, relative to the overall effects on the banking industry,

•	any modifications or changes to valuation policies and practices in connection with the merger in accordance with generally acceptable accounting principles,

•	actions and omissions of United Bankshares or Centra taken with the prior written consent of the other in contemplation of the transactions contemplated hereby,

•	any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters,

•	failure of United Bankshares or Centra to meet any internal financial forecasts or any earnings projections (whether made by United Bankshares or Centra or any other person),

•	the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, or

•	the effects of compliance with this Agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by this Agreement.

If Centra is unable to make the certain representations and warranties related to employee benefit matters as of the effective date of the merger, it will be deemed to have a material adverse effect on the parties’ ability to consummate the merger and the other transactions contemplated by this merger agreement.

Termination of the Merger Agreement

Centra and United Bankshares may mutually agree to terminate the merger agreement at any time.

Either Centra or United Bankshares may terminate the merger agreement if any of the following occurs:

•	the merger is not complete by October 31, 2011, unless the failure of the merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate; or

•	the approval of any governmental entity required for consummation of the merger is denied or the shareholders of Centra do not approve the merger agreement.

United Bankshares may terminate the merger agreement if any of the following occurs:

•	Centra materially breaches any of its representations or obligations under the merger agreement, and does not cure the breach within 30 days;

•

Centra is not able to confirm (i) the continued accuracy of its representations and warranties in the merger agreement as of the effective date of the merger or (ii) the performance in all material respects of all of its obligations in the merger agreement; or

•	Centra’s board of directors fails to recommend approval of the merger agreement, withdraws its recommendation or modifies its recommendation in a manner adverse to United Bankshares.

Centra may terminate the merger agreement if any of the following occurs:

•	United Bankshares materially breaches any of its representations or obligations under the merger agreement, and does not cure the breach within 30 days;

•

United Bankshares is not able to confirm (i) the continued accuracy of its representations and warranties in the merger agreement as of the effective date of the merger or (ii) the performance in all material respects of all of its obligations in the merger agreement; or

•

the price of United Bankshares common stock declines by more than 20% from $26.94 and underperforms an index of banking companies by more than 15% over a designated measurement period unless United Bankshares agrees to increase the number of shares of United Bankshares common stock to be issued to holders of Centra common stock who are to receive shares of United Bankshares common stock in the merger.

Additionally, Centra may terminate the merger agreement in order to enter into an agreement with respect to an unsolicited acquisition proposal that if consummated would result in a transaction more favorable to Centra’s shareholders from a financial point of view, provided that United Bankshares does not make a counteroffer that is at least as favorable to the other proposal (as determined by the Centra board of directors) and Centra pays the termination fee described below.

Effect of Termination; Termination Fee

The provisions of the merger agreement relating to expenses and termination fee will continue in effect not withstanding termination of the merger agreement. If the merger agreement is validly terminated, the merger agreement will become void without any liability on the part of any party except that termination will not relieve a breaching party from liability for any willful breach of the merger agreement.

Centra has agreed to pay a termination fee to United Bankshares equal to $7,500,000 if:

•

If the merger agreement is terminated because Central Financial Holdings has received an unsolicited competing acquisition proposal that is more favorable to its shareholders from a financial point of view than the merger with United Bankshares and provided that United Bankshares does not make a counteroffer that is at least as favorable to the other proposal; or

•

If United Bankshares terminates the merger agreement because the Centra’s board of directors fails to recommend, withdraws, modifies or changes its recommendation of the merger and within 12 months after the date of termination of the merger agreement, Centra enters into an agreement with respect to an acquisition proposal or consummates an acquisition proposal.

Waiver and Amendment

Prior to the effective time of the merger, any provision of the merger agreement may be waived by the party benefiting by the provision or amended or modified by an agreement in writing between the parties, except that, after the special meeting, the merger agreement may not be amended if it would violate the West Virginia Business Corporation Act.

Indemnification; Directors’ and Officers’ Insurance

United Bankshares has agreed to indemnify the directors and officers of Centra and its subsidiaries for a period of six years from the effective time of the merger to the fullest extent that Centra or any of its subsidiaries is permitted or required to indemnify (and advance expenses to) its directors and officers under the laws of the State of West Virginia, the articles of incorporation and bylaws of Centra and/or any of its subsidiaries and any indemnification agreements in effect between Centra and/or any of its subsidiaries and any director or officer thereof. Additionally, United Bankshares has agreed to maintain in effect (i) the current provisions of the articles of incorporation and bylaws of Centra and/or its subsidiaries and (ii) any indemnification agreements in place with any directors and officers of Centra and/or its subsidiaries, for a period of six years following the effective time of the merger.

United Bankshares has also agreed for a period of six years from the effective time of the merger to use its reasonable best efforts to cause the directors and officers of Centra to be covered by a directors’ and officers’ liability insurance policy maintained by United Bankshares with respect to claims against such officers and directors arising from facts or events that occurred prior to the effective time of the merger that were committed by such officers and directors in their capacities as such. United Bankshares is not required to expend more than 150% of the current amount expended by Centra to maintain or procure such directors and officers liability insurance coverage.

Acquisition Proposals

Centra has agreed that it will not, and that it will cause its officers, directors, agents, advisors, and affiliates not to: solicit or encourage inquiries or proposals with respect to, engage in any negotiations concerning, or provide any confidential information to any person relating to any proposal to acquire the stock or assets of Centra or other business combination transactions with Centra, unless the Centra board of directors concludes in good faith, after consultation with and consideration of the advice of outside counsel, that the failure enter into such discussions or negotiations or resolving to accept such acquisition proposal, would constitute a breach of its fiduciary duties to shareholders under applicable law. If the board of directors of Centra is obligated by its fiduciary duties to accept a third-party proposal that it believes is superior to United Bankshares’ offer set forth in the merger agreement, Centra is obligated to pay to United Bankshares the termination fee equal to $7,500,000. See “– Effect of Termination; Termination Fee” on page 54.

Closing Date; Effective Time

The merger will be consummated and become effective upon the issuance of a certificate of merger by the West Virginia Secretary of State (or on such other date as may be specified in the articles of merger to be filed with the West Virginia Secretary of State). Unless otherwise agreed to by United Bankshares or Centra, the closing of the merger will take place on the fifth business day to occur after the last of the conditions to the merger have been satisfied or waived, or, at the election of United Bankshares, on the last business day of the month in which such fifth business day occurs.

Regulatory Approvals

The merger and the other transactions contemplated by the merger agreement require the approval of the Federal Reserve and the West Virginia Board of Banking and Financial Institutions. As a bank holding company, United Bankshares is subject to regulation under the BHCA. Centra Bank, Inc. is a West Virginia banking corporation, a member bank of the Federal Reserve System, and is subject to the State Banking Code of West Virginia. United Bankshares, Centra, Centra Bank, and United Bank have filed all required applications seeking approval of the merger with the Federal Reserve and the West Virginia Board of Banking and Financial Institutions.

Under the BHCA, the Federal Reserve is required to examine the financial and managerial resources and future prospects of the combined organization and analyze the capital structure and soundness of the resulting entity. The Federal Reserve has the authority to deny an application if it concludes that the combined organization would have inadequate capital. In addition, the Federal Reserve can withhold approval of the merger if, among other things, it determines that the effect of the merger would be to substantially lessen competition in the relevant market. There is market overlap between Centra and United Bankshares in the Morgantown, West Virginia market, and the Morgantown post-merger market concentration, calculated based on the Herfindahl- Hirschman Index, exceeds the safe harbor measure used by regulators to evaluate the competitive effects of the merger. If the Federal Reserve or the Department of Justice determines that the current market concentration is not acceptable, these regulators could require divestiture of branches in the Morgantown market. As of the date of the filing of this registration statement, United Bankshares and Centra believe there are substantial arguments to address these regulatory concerns and avoid divestiture. Further, the Federal Reserve must consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977 by assessing the involved entities’ records of meeting the credit needs of the local communities in which they operate, consistent with the safe and sound operation of such institutions. The West Virginia Board of Banking and Financial Institutions will review the merger under similar standards.

In addition, a period of 15 to 30 days must expire following approval by the Federal Reserve before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws.

The merger cannot be consummated prior to receipt of all required approvals. There can be no assurance that required regulatory approvals for the merger will be obtained and, if the merger is approved, as to the date of such approvals or whether the approvals will contain any unacceptable conditions. There can likewise be no assurance that the United States Department of Justice will not challenge the merger during the waiting period set aside for such challenges after receipt of approval from the Federal Reserve.

United Bankshares and Centra are not aware of any governmental approvals or actions that may be required for consummation of the merger other than as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging such approval or action or, if such a challenge is brought, as to the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the merger.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting Centra common stock to United Bankshares common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

As of the date of this proxy statement/prospectus, no regulatory approvals have been received. While United Bankshares and Centra do not know of any reason why necessary regulatory approval would not be obtained in a timely manner, we cannot be certain when or if we will receive them, or if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after completion of the merger.

Conduct of Business Pending the Merger

The merger agreement contains reciprocal forbearances made by Centra and United Bankshares to each other. Centra and United Bankshares have agreed that, until the effective time of the merger, neither of them nor any of their subsidiaries, without the prior written consent of the other, will:

•

Conduct business other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to have an adverse effect upon its ability to perform any of its material obligations under the merger agreement;

•	Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;

•

Except as required by applicable law or regulation, implement or adopt any material change in its interest rate or other risk management policies, practices or procedures, fail to materially follow existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk; or

•

Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, or knowingly take any action that is intended or is reasonably likely to result in any of the conditions to the merger not being satisfied, or a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law or regulation.

Centra has also agreed that, prior to the effective time, without the prior written consent of, or as previously disclosed to, United Bankshares, it will not and will cause each of its subsidiaries not to:

•

Other than pursuant to rights previously disclosed and outstanding on the date of the merger agreement, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Centra common stock or any rights to purchase Centra common stock, enter into any agreement with respect to the foregoing, or permit any additional shares of Centra common stock to become subject to new grants of employee or director stock options, other rights or similar stock based employee rights;

•

Make, declare, pay or set aside for payment any dividend (other than regular quarterly cash dividends in an amount not to exceed $0.075 per share of Centra common stock on the record and payment dates consistent with past practice and dividends from wholly owned subsidiaries to Centra, or another wholly owned subsidiary of Centra) on or in respect of, or declare or make any distribution on, any shares of Centra stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

•

Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Centra or its subsidiaries, or grant any salary or wage increase or increase any employee benefit, except for normal individual payments of incentives and bonuses to employees in the ordinary course of business consistent with past practice and for the retention bonus pool not to exceed $500,000 in the aggregate that Centra and United Bankshares have agreed to establish for the purpose of retaining certain employees of Centra before the effective time of the merger;

•

Enter into, establish, adopt or amend (except as may be required by applicable law or to satisfy previously disclosed contractual obligations existing as of the date of the merger agreement) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Centra or its subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

•

Except as previously disclosed, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its subsidiaries taken as a whole;

•

Except as previously disclosed or in the ordinary course of business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity;

•	Amend Centra’s articles of incorporation or bylaws or the articles of incorporation or bylaws (or similar governing documents) of any of Centra’s subsidiaries;

•

Except in the ordinary course of business consistent with past practice, enter into or terminate any material contract or amend or modify in any material respect any of its existing material contracts in a manner that is material to Centra and its subsidiaries taken as a whole;

•

Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Centra and its subsidiaries, taken as a whole;

•	Incur any indebtedness for borrowed money other than in the ordinary course of business; or

•	Agree or commit to do any of the foregoing.

United Bankshares has agreed that, prior to the effective time, without the prior written consent of, or as previously disclosed to, Centra, it will not and will cause each of its subsidiaries not to:

•	Make, declare, pay or set aside for payment any extraordinary dividend, other than in connection with the United Bankshares Stock Repurchase Program;

•

Enter into, or permit any United Bankshares subsidiary to enter into, any agreement, arrangement or understanding with respect to the merger, acquisition, consolidation, share exchange or similar business combination involving United Bankshares and/or a United Bankshares subsidiary, where the effect of such agreement, arrangement or understanding, or the consummation or effectuation thereof, would be reasonably likely to result in the termination of the merger agreement, materially delay or jeopardize the receipt of the approval of any regulatory authority or the filing of an application therefore, or cause the anticipated tax treatment of the transactions contemplated in the merger agreement to be unavailable; provided, however, that nothing in such covenant shall prohibit any such transaction that by its terms contemplates the consummation of the merger in accordance with the provisions of the merger agreement and that treats holders of Centra common stock, upon completion of the merger and their receipt of United Bankshares stock, in the same manner as the holders of United Bankshares stock;

•	Amend United Bankshares’ articles of incorporation or bylaws in a manner that would materially and adversely affect the benefits of the merger to the shareholders of Centra; or

•	Agree or commit to do any of the foregoing.

Surrender of Stock Certificates

BNY Mellon Shareowner Services will act as exchange agent in the merger and in that role will process the exchange of Centra stock certificates for United Bankshares common stock. The exchange agent, or United

Bankshares and Centra if the exchange agent declines to do so, will also be making any computations required by the merger agreement, and all such computations will be conclusive and binding on the holders of Centra common stock in the absence of manifest error. In any event, do not forward your Centra stock certificates with your proxy card.

After the effective time of the merger, each certificate formerly representing Centra common stock, until so surrendered and exchanged, will evidence only the right to receive the number of whole shares of United Bankshares common stock that the holder is entitled to receive in the merger, any cash payment in lieu of a fractional share of United Bankshares common stock and any dividend or other distribution with respect to United Bankshares common stock with a record date occurring after the effective time of the merger. The holder of such unexchanged certificate will not be entitled to receive any dividends or distributions payable by United Bankshares until the certificate has been exchanged. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of United Bankshares common stock, will be paid without interest.

After the completion of the merger, there will be no further transfers of Centra common stock. Centra stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your Centra stock certificates have been either lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. Upon request, our exchange agent, BNY Mellon Shareowner Services, will send you instructions on how to provide evidence of ownership.

No Fractional Shares

Each holder of shares of common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of United Bankshares common stock shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of United Bankshares common stock multiplied by (ii) the average of the daily closing prices for United Bankshares common stock for the 20 consecutive full trading days on which shares of United Bankshares common stock are actually traded on the NASDAQ Global Select Market ending on the tenth trading day prior to the date of completion of the merger.

Treatment of Centra Stock Options

Under the merger agreement, each stock option to buy Centra common stock granted under Centra’s equity plan that is outstanding and not yet exercised immediately prior to the merger, whether vested or unvested, will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the difference between the value of (a) $21.00 and (b) the exercise price (rounded to the nearest cent) for each outstanding stock option by (ii) the number of shares of common stock of Centra subject to the stock option. There will be no payment made in connection with the merger to any holder of a stock option with an exercise price equal to or greater than $21.00 and any such stock option will be terminated as of the effective time of the merger.

Dissenters’ or Appraisal Rights

Shareholders will not have any dissenters’ or appraisal rights in connection with the merger and the other matters described in this proxy statement/prospectus.

Accounting Treatment

The merger will be accounted for as a business combination, as that term is used under U.S. generally accepted accounting principles. As such, the assets and liabilities of Centra, as of the completion of the merger, will be recorded at their fair values as well as any identifiable intangible assets. Any remaining excess purchase price will be allocated to goodwill, will not be amortized and will be evaluated for impairment annually. Consolidated financial statements of United Bankshares issued after the consummation of the merger will reflect such values. In addition, costs incurred in connection with the business combination will be expensed as incurred unless related to the equity issuance. The operating results of Centra will be included in United Bankshares’ consolidated financial statements from the date the merger is consummated and afterwards.

Management and Operations after the Merger

United Bankshares and Centra chose Douglas J. Leech and Mark Nesselroad to join its board of directors at the effective time of the merger. In addition, the merger agreement provides for the appointment of three (3) individuals who are current members of Centra Bank’s board of directors to be appointed to the board of directors of United Bank (West Virginia) following completion of the merger of United Bank and Centra Bank. See “– Interests of Certain Persons in the Merger” beginning on page 50.

Resales of United Bankshares Common Stock

The shares of United Bankshares common stock to be issued to shareholders of Centra under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded without restriction by holders, including holders who were affiliates of Centra on the date of the special meeting. All directors and executive officers of Centra are considered affiliates of Centra for this purpose.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following summary sets forth the material U.S. federal income tax consequences of the merger to the holders of Centra common stock who exchange such stock for shares of United Bankshares common stock. The tax consequences under state, local and foreign laws are not addressed in this summary. The following summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Such a change could affect the continuing validity of this summary. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following summary addresses only shareholders who are citizens or residents of the United States who hold their Centra common stock as a capital asset. It does not address all the tax consequences that may be relevant to particular shareholders in light of their individual circumstances or to shareholders that are subject to special rules, including, without limitation: financial institutions; tax-exempt organizations; S corporations, partnerships or other pass-through entities (or an investor in an S corporation, partnership or other pass-through entities); insurance companies; mutual funds; dealers in stocks or securities, or foreign currencies; foreign holders; a trader in securities who elects the mark-to-market method of accounting for the securities; persons that hold shares as a hedge against currency risk, a straddle or a constructive sale or conversion transaction; holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; holders of Centra stock options, stock warrants or debt instruments; and holders subject to the alternative minimum tax.

The Merger

No ruling has been, or will be, sought from the IRS as to the U.S. federal income tax consequences of the merger. Consummation of the merger is conditioned upon United Bankshares receiving an opinion from Bowles Rice McDavid Graff & Love, LLP and upon Centra receiving an opinion from DLA Piper, both to the effect that, based upon facts, representations and assumptions set forth in such opinions, the merger constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code. The issuance of the opinions is conditioned on, among other things, such tax counsel’s receipt of representation letters from each of Centra or United Bankshares, in each case in form and substance reasonably satisfactory to such counsel. Opinions of counsel are not binding on the IRS.

The discussion set forth below under “Consequences to Centra and United Bancshares” and” Consequences to Shareholders” assumes that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code.

Consequences to Centra and United Bankshares

Each of Centra and United Bankshares will be a party to the merger within the meaning of Section 368(b) of the Internal Revenue Code, and neither of Centra or United Bankshares will recognize any gain or loss as a result of the merger.

Consequences to Shareholders

Exchange of Centra Common Stock for United Bankshares Common Stock. A holder of Centra common stock who exchanges all of his or her Centra common stock for United Bankshares common stock will not recognize income, gain or loss for U.S. federal income tax purposes, except, as discussed below, with respect to cash received in lieu of fractional shares of United Bankshares common stock.

Cash in Lieu of Fractional Shares. Holders of Centra common stock who receive cash in lieu of fractional shares of United Bankshares common stock in the merger generally will be treated as if the fractional shares of United Bankshares common stock had been distributed to them as part of the merger, and then redeemed by United Bankshares in exchange for the cash actually distributed in lieu of the fractional shares, with the redemption generally qualifying as an “exchange” under Section 302 of the Internal Revenue Code. Consequently, those holders generally will recognize capital gain or loss with respect to the cash payments they receive in lieu of fractional shares measured by the difference between the amount of cash received and the tax basis allocated to the fractional shares.

Basis in United Bankshares Common Stock. Each holder’s aggregate tax basis in United Bankshares common stock received in the merger will be the same as the holder’s aggregate tax basis in the Centra common stock exchanged, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of United Bankshares common stock received by a holder in the merger will include the holding period of the Centra common stock exchanged in the merger if the Centra common stock exchanged is held as a capital asset at the time of the merger.

Backup Withholding and Reporting Requirements

Holders of Centra common stock, other than certain exempt recipients, may be subject to backup withholding at a rate of 28% with respect to any cash payment received in the merger in lieu of fractional shares. However, backup withholding will not apply to any holder who either (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the transmittal letter, or (b) otherwise proves to United Bankshares and its exchange agent that the holder is exempt from backup withholding.

In addition, holders of Centra common stock are required to retain permanent records and make such records available to any authorized Internal Revenue Service officers and employees. The records should include the number of shares of Centra stock exchanged, the number of shares of United Bankshares stock received, the fair market value and tax basis of Centra shares exchanged and the holder’s tax basis in the United Bankshares common stock received.

If a holder of Centra common stock who exchanges such stock for United Bankshares common stock is a “significant holder” with respect to Centra, the holder is required to include a statement with respect to the exchange on or with the federal income tax return of the holder for the year of the exchange. A holder of Centra common stock will be treated as a significant holder in Centra if the holder’s ownership interest in Centra is five percent (5%) or more of Centra’s issued and outstanding common stock or if the holder’s basis in the shares of Centra stock exchanged is one million dollars ($1,000,000) or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the names and employer identification numbers of Centra and United Bankshares, the date of the merger, and the fair market value and tax basis of Centra shares exchanged (determined immediately before the merger).

The discussion of U.S. federal income tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of Centra common stock. We strongly encourage shareholders of Centra to consult their tax advisors to determine the particular tax consequences to them of the merger, including the application and effect of federal, state, local, foreign and other tax laws.

INFORMATION ABOUT UNITED BANKSHARES AND CENTRA

United Bankshares

United Bankshares is a West Virginia corporation registered as a bank holding company pursuant to the BHCA. United Bankshares was incorporated on March 26, 1982, organized on September 9, 1982, and began conducting business on May 1, 1984 with the acquisition of three wholly-owned subsidiaries. Since its formation in 1982, United Bankshares has acquired twenty-seven banking institutions. At December 31, 2010, United Bankshares has two banking subsidiaries “doing business” under the name of United Bank, one operating under the laws of West Virginia referred to as United Bank (West Virginia) and the other operating under the laws of Virginia referred to as United Bank (Virginia). United Bankshares’ banking subsidiaries offer a full range of commercial and retail banking services and products. United Bankshares also owns nonbank subsidiaries that engage in other community banking services such as asset management, real property title insurance, investment banking, financial planning, and brokerage services.

As a bank holding company registered under the BHCA, United Bankshares’ present business is community banking. As of December 31, 2010, United Bankshares’ consolidated assets approximated $7.2 billion and total shareholders’ equity approximated $793 thousand. At December 31, 2010, United Bankshares’ loan portfolio, net of unearned income, was $5.3 billion and its deposits were $5.7 billion.

The principal executive offices of United Bankshares are located in Parkersburg, West Virginia at Fifth and Avery Streets. The telephone number for United Bankshares’ principal executive offices is (304) 424-8800. United Bankshares operates 111 full service offices – 52 located throughout West Virginia, 56 throughout the Northern Virginia, Maryland and Washington, DC areas and 3 in Ohio.

For more information regarding United Bankshares, please see United Bankshares’ Annual Report on Form 10-K for the year ended December 31, 2010 and its proxy statement for its 2011 Annual Meeting of shareholders, both of which are incorporated into this proxy statement/prospectus by reference.

Centra

Centra was formed on October 25, 1999, as a bank holding company. Centra Bank, Inc., or the bank or Centra Bank, a wholly owned subsidiary of Centra, was formed on September 27, 1999, and chartered under the laws of the State of West Virginia. The bank commenced operations on February 14, 2000. During the first quarter of 2001, Centra formed two second-tier holding companies (Centra Financial Corporation – Morgantown, Inc. and Centra Financial Corporation – Martinsburg, Inc.) On August 25, 2006, Centra completed its acquisition of Smithfield State Bank of Smithfield, Pennsylvania (“Smithfield”), a state-chartered bank operating four retail branch offices in Fayette County, Pennsylvania. The acquisition was completed in accordance with the Agreement and Plan of Merger that Centra and Smithfield entered into on April 7, 2006. During the first quarter of 2007, Centra formed two additional second-tier holding companies (Centra Financial Corporation – Uniontown, Inc. and Centra Financial Corporation – Hagerstown, Inc.) These four entities were formed to manage the banking operations of Centra Bank, the sole bank subsidiary, in those markets.

Centra operates offices in the Suncrest, Waterfront, Cheat Lake, Sabraton, and Westover areas of Morgantown, West Virginia; Foxcroft Avenue, North Martinsburg, South Berkeley, and Spring Mills areas of Martinsburg, West Virginia; the Uniontown, Smithfield, Walnut Hill, and Point Marion areas of Fayette County, Pennsylvania; and the Pennsylvania Avenue, Kenley Square and North Pointe areas of Hagerstown, Maryland. At December 31, 2010, Centra had total assets of $1.4 billion, total loans of $1.1 billion, total deposits of $1.2 billion, and total shareholders’ equity of $135.8 million.

Centra’s sole banking subsidiary, Centra Bank leases its main office on Elmer Prince Drive in Morgantown, West Virginia and its operation center on University Avenue in Morgantown, West Virginia. Centra Bank also leases its offices on Williamsport Pike in Martinsburg and on Pennsylvania Avenue, Frederick Street and North

Pointe Drive in Hagerstown, Maryland. The main banking office is leased from a limited liability company, two-thirds of which is owned by two directors of Centra. All other offices of Centra are owned by it and are not subject to any material encumbrances.

Centra’s business activities are currently confined to a single segment, community banking. As a community banking entity, Centra offers its customers a full range of products through various delivery channels. Such products and services include checking accounts, NOW accounts, money market and savings accounts, time certificates of deposit, commercial, installment, commercial real estate and residential real estate mortgage loans, debit cards, and safe deposit rental facilities. Centra also offers official checks. Services are provided through our walk-in offices, automated teller machines (“ATMs”), automobile drive-in facilities, banking by phone, and Internet-based banking. Additionally, Centra offers a full line of investment products through an unaffiliated registered broker-dealer.

At December 31, 2010 and 2009, Centra had 241 full-time equivalent employees, respectively. Centra’s principal office is located at 990 Elmer Prince Drive, Morgantown, West Virginia 26505, and its telephone number is (304) 598-2000. Centra’s web site is www.centrabank.com.

Each company’s directors and executive officers and other persons may be deemed, under the rules and regulations of the SEC rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding United’s directors and officers can be found in its proxy statement filed with the SEC on April 8, 2011 and information regarding Centra’s directors and officers can be found in its Annual Report on Form 10K filed with the SEC on March 18, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Customers and Markets

Centra’s market areas have a diverse economic structure. Centra has expanded from its roots in Monongalia County, West Virginia, to a market area that encompasses eastern West Virginia, southwestern Pennsylvania and western Maryland. Principal industries or employers in Monongalia County include pharmaceuticals, health care, West Virginia University, metals, plastics and petrochemical manufacturing; oil, gas, and coal production; and related support industries. Principal industries in Berkeley County, West Virginia include manufacturing, warehousing, federal government, and printing and binding. Principal businesses and industries in Washington County, Maryland include manufacturing, data processing, health care, higher education, construction, tourism, transportation and warehousing, scientific and technical services and retail businesses. The industries in Fayette County, Pennsylvania include health care, education, customer service centers, steel fabrication, water meter production, glass production, coal strip mining, retail businesses, sales, and professional services. In addition, tourism, education, and other service-related industries are important and growing components of the economy of our markets. Consequently, Centra does not depend upon any one industry segment for its business opportunities.

Centra originates various types of loans, including commercial and commercial real estate loans, residential real estate loans, home equity lines of credit, real estate construction loans, and consumer loans (loans to individuals). In general, Centra retains most of its originated loans (exclusive of certain long-term, fixed and adjustable rate residential mortgages that are sold servicing released). However, loans originated in excess of Centra’s legal lending limit are participated to other banking institutions and the servicing of those loans is retained by Centra. Centra’s loan originations include a broad range of industrial classifications. Management has identified eight areas of loan concentrations to borrowers engaged in the same or similar industries. However, loans within these areas are not concentrated to a single borrower or in a single geographic area. Management does not believe these concentrations are detrimental to the bank, although new loan requests in those areas are more closely scrutinized before approving additional loans in those categories. Centra has no loans to foreign entities. Centra’s lending market areas are primarily concentrated in Monongalia and Berkeley Counties, West Virginia, and neighboring areas of Pennsylvania, West Virginia, Virginia, Maryland, and Ohio.

Commercial Loans

At December 31, 2010, Centra had outstanding approximately $799.5 million in commercial loans, including commercial, commercial real estate, financial, and agricultural loans. These loans represented approximately 76.0% of the total aggregate loan portfolio as of that date.

Lending Practices. Commercial lending entails significant additional risks as compared with consumer lending (i.e., single-family residential mortgage lending and installment lending). In addition, the payment experience on commercial loans typically depends on adequate cash flow of a business and thus may be subject, to a greater extent, to adverse conditions in the general economy or in a specific industry. Loan terms include amortization schedules commensurate with the purpose of each loan, the source of repayment, and the risk involved. Extensions of credit to borrowers whose aggregate total debt, including the principal amount of the proposed loan, exceeds $5.0 million require board approval. The primary analysis technique used in determining whether to grant a commercial loan is the review of a schedule of estimated cash flows to evaluate whether anticipated future cash flows will be adequate to service both interest and principal due. In addition, Centra reviews collateral to determine its value in relation to the loan in the event of a foreclosure.

Centra presents all new loans with an aggregate outstanding balance greater than $100,000 to the board of directors on a bi-monthly basis for ratification. If deterioration in creditworthiness has occurred, Centra takes effective and prompt action designed to assure repayment of the loan. Upon detection of the reduced ability of a borrower to meet original cash flow obligations, the loan is considered an impaired loan and reviewed for possible downgrading or placement on nonaccrual status.

Consumer Loans

At December 31, 2010, Centra had outstanding consumer loans in an aggregate amount of approximately $67.1 million or approximately 6.4% of the total loan portfolio.

Lending Practices. Consumer loans generally involve more risk as to collectability than mortgage loans because of the type and nature of the collateral and, in certain instances, the absence of collateral. As a result, consumer lending collections are dependent upon the borrower’s continued financial stability, and thus are more likely to be adversely affected by employment loss, personal bankruptcy, or adverse economic conditions. Credit approval for consumer loans requires demonstration of sufficiency of income to repay principal and interest due, stability of employment, a positive credit record and sufficient collateral for secured loans. It is the practice of Centra to review its delinquent and nonperforming consumer loans monthly and to charge off loans that do not meet its standards and to adhere strictly to all laws and regulations governing consumer lending. The loan committees are responsible for monitoring performance in this area, and for advising and updating loan personnel.

Centra offers credit life insurance and accident and health insurance to all qualified buyers, thus reducing risk of loss when a borrower’s income is terminated or interrupted.

Real Estate Loans

At December 31, 2010, Centra had approximately $185.3 million of residential real estate loans, home equity lines of credit, and construction mortgages outstanding, representing 17.6% of the total loan portfolio.

Lending Practices. Centra generally requires that the residential real estate loan amount be no more than 80% of the purchase price or the appraised value of the real estate securing the loan, unless the borrower obtains private mortgage insurance for the percentage exceeding 80%. The risk conditions of these loans are considered during underwriting. Loans made in this lending category are generally one to three-year adjustable rate, fully amortizing mortgages. Centra also originates fixed or adjustable rate real estate loans and generally sells these loans in the secondary market, servicing released. All real estate loans are secured by first mortgages with evidence of title in favor of Centra in the form of an attorney’s opinion of the title or a title insurance policy. Centra also requires proof of hazard insurance with Centra named as the mortgagee and as the loss payee. Generally, full appraisals are obtained for all mortgage loans. Appraisals are obtained from pre-approved licensed appraisers.

Home Equity Loans. Home equity lines of credit are generally made as second mortgages by Centra. The maximum amount of a home equity line of credit is generally limited to 80% of the appraised value of the property less the balance of the first mortgage. The home equity lines of credit are written with 20-year terms, but are subject to review upon request for renewal.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, Centra may advance funds beyond the amount originally committed to permit completion of the project.

Competition

Centra experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms, and pension funds. The primary factors in competing for loans are interest rate and overall lending services. Competition for deposits comes from other commercial banks, savings associations, money market funds, and credit unions as well as from insurance companies and brokerage firms. The primary factors in competing for deposits are interest rates paid on deposits, account liquidity, convenience of office location, and overall financial condition. Centra believes that its size and community approach provide flexibility, which enables the bank to offer an array of banking products and services.

Centra primarily focuses on its local markets for its products and services. Management believes Centra has developed a niche and a level of expertise in serving these communities.

Centra operates under a “needs-based” selling approach that management believes has proven successful in serving the financial needs of most customers. It is not Centra’s strategy to compete solely on the basis of interest rate. Management believes that a focus on customer relationships and service will promote our customers’ continued use of Centra’s financial products and services and will lead to enhanced revenue opportunities.

Supervision and Regulation

Bank holding companies and banks operate in an extensively regulated environment under state and federal law. These laws and regulations are intended primarily for the protection of depositors and the Deposit Insurance Fund (the “DIF”) and not for the benefit of shareholders or creditors.

Moreover, recent legislation, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and regulations have been adopted relating to the regulation, supervision, examination and operation of financial institutions. These laws and regulations have been in effect for only a limited time, and we cannot predict the long-term impact their implementation will have on the capital, credit and real estate markets as well as our operations and activities.

Regulatory oversight of financial institutions, including bank holding companies and banks, has increased in recent periods. Regulators conduct a variety of evaluations, including compliance audits and safety and soundness reviews. As a result of these reviews, regulators may require that we change our practices or policies, write down assets or increase reserves (and therefore reduce our capital base), and take or omit to take other actions deemed prudent by the regulator. Given the implementation of these new laws and regulations, we cannot predict the outcome of future regulatory evaluations or whether it will become subject to conditions, policies or directives resulting from regulatory evaluations. The following is a summary of certain statutes and regulations affecting Centra and its subsidiaries, and is qualified in its entirety by reference to such statutes and regulations:

Bank Holding Company Regulation. Centra is a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), which restricts the activities of Centra and any acquisition by Centra of voting stock or assets of any bank, savings association, or other company. Centra is also subject to the reporting requirements of, and examination and regulation by, the Federal Reserve Board. Centra’s subsidiary bank, Centra Bank, is subject to restrictions imposed by the Federal Reserve Act on transactions with affiliates, including any loans or extensions of credit to Centra or its subsidiaries, investments in the stock or other securities thereof, and the taking of such stock or securities as collateral for loans to any borrower; the issuance of guarantees, acceptances, or letters of credit on behalf of Centra and its subsidiaries; purchases or sales of securities or other assets; and the payment of money or furnishing of services to Centra and other subsidiaries. Centra is prohibited from acquiring direct or indirect control of more than 5% of any class of voting stock or substantially all of the assets of any bank holding company without the prior approval of the Federal Reserve Board. Centra and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with extensions of credit and/or the provision of other property or services to a customer by Centra or its subsidiaries.

Under Federal Reserve policy, a bank holding company is required to serve as a source of financial and managerial strength for its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. Accordingly, Centra must stand ready to use its available resources to provide adequate capital to Centra Bank during a period of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting Centra Bank. Such support may be required at times when, absent the Federal Reserve’s policy, a bank holding company may not be inclined to provide it. The expectation to serve as a source of financial strength is in addition to certain guarantees required under the prompt correction action provisions discussed below. A bank holding company’s failure to meet these obligations will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of Federal Reserve regulations, or both.

Among its powers, the Federal Reserve may require a bank holding company to terminate an activity or terminate control of, divest or liquidate subsidiaries or affiliates that the Federal Reserve determines constitute a significant risk to the financial safety or soundness of the bank holding company or any of its bank subsidiaries. Subject to certain exceptions, bank holding companies also are required to give written notice to and receive approval from the Federal Reserve before purchasing or redeeming their common stock or other equity securities. The Federal Reserve also may regulate provisions of a bank holding company’s debt, including by imposing interest rate ceilings and reserve requirements. In addition, the Federal Reserve requires all bank holding companies to maintain capital at or above certain prescribed levels. Additionally, as a result of the Dodd-Frank Act, Centra’s ability to engage in proprietary trading or to establish or invest in private equity or hedge funds is generally prohibited, with a few limited exceptions.

Holding Company Bank Ownership. The BHC Act requires every bank holding company to obtain the approval of the Federal Reserve before it may acquire, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of any class of the outstanding voting shares of such other bank or bank holding company, acquire all or substantially all the assets of another bank or bank holding company or merge or consolidate with another bank holding company. The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties’ performance under the Community Reinvestment Act (“CRA”). In addition, the Federal Reserve must take into account the institutions’ effectiveness in combating money laundering.

Holding Company Non-bank Ownership. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring or retaining, directly or indirectly, ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company, or from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that have been identified, by statute or by Federal Reserve regulation or order as activities so closely related to the business of banking or of managing or controlling banks as to be a proper incident thereto. Business activities that have been determined to be so related to banking include securities brokerage services, investment advisory services, fiduciary services and certain management advisory and data processing services, among others. A bank holding company that qualifies as a “financial holding company” also may engage in a broader range of activities that are financial in nature (and complementary to such activities). Additional limitations on expansion were implemented by the Dodd-Frank Act’s amendment to the BHC Act to prohibit mergers o acquisitions where the resulting institution would own or control more than 10% of the aggregate consolidated liabilities of all financial companies.

Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by Section 302(a) of Sarbanes-Oxley, Centra’s chief executive officer and chief financial officer are each required to certify that Centra’s Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining, and regularly evaluating the effectiveness of Centra’s internal controls; they have made certain disclosures to Centra’s auditors and the audit committee of the Board of Directors about Centra’s internal controls; and they have included information in Centra’s Quarterly and Annual Reports about their evaluation and whether there have been significant changes in Centra’s internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

Banking Subsidiary Regulation. Centra controls one subsidiary bank, Centra Bank, located in Morgantown, West Virginia. Centra Bank is a state-chartered, nonmember bank and is subject to regulation, supervision and examination by the West Virginia Division of Banking and the Federal Deposit Insurance Corporation (the “FDIC”). Federal and state banking laws and the implementing regulations promulgated by the federal and state banking regulatory agencies cover most aspects of the banks’ operations, including capital requirements, reserve requirements against deposits and for possible loan losses and other contingencies, dividends and other distributions to shareholders, customers’ interests in deposit accounts, payment of interest on certain deposits, permissible activities and investments, securities that a bank may issue and borrowings that a bank may incur, rate of growth, number and location of branch offices and acquisition and merger activity with other financial institutions.

United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“Patriot Act”). The Patriot Act was adopted in response to the September 11, 2001, terrorist attacks. The Patriot Act provides law enforcement with greater powers to investigate terrorism and prevent future terrorist acts. Among the broad-reaching provisions contained in the Patriot Act are several provisions designed to deter terrorists’ ability to launder money in the United States and provide law enforcement with additional powers to investigate how terrorists and terrorist organizations are financed. The Patriot Act creates additional requirements for banks, which were already subject to similar regulations. The Patriot Act authorizes the Secretary of the Treasury to require financial institutions to take certain “special measures” when the Secretary suspects that certain transactions or accounts are related to money laundering. These special measures may be ordered when the Secretary suspects that a jurisdiction outside of the United States, a financial institution operating outside of the United States, a class of transactions involving a jurisdiction outside of the United States, or certain types of accounts are of “primary money laundering concern.” The special measures include the following: (a) require financial institutions to keep records and report on the transactions or accounts at issue; (b) require financial institutions to obtain and retain information related to the beneficial ownership of any account opened or maintained by foreign persons; (c) require financial institutions to identify each customer who is permitted to use a payable-through or correspondent account and obtain certain information from each customer permitted to use the account; and (d) prohibit or impose conditions on the opening or maintaining of correspondent or payable-through accounts.

Federal Deposit Insurance Corporation. The FDIC insures the deposits of Centra Bank and Centra Bank is subject to the applicable provisions of the Federal Deposit Insurance Act. The FDIC may terminate a bank’s deposit insurance upon finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition enacted or imposed by the bank’s regulatory agency.

Federal Home Loan Bank. The FHLB provides credit to its members in the form of advances. As a member of the FHLB of Pittsburgh, Centra Bank must maintain an investment in the capital stock of that FHLB in an amount equal to the greater of 1.0% of the aggregate outstanding principal amount of its respective residential mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 5% of its advances from the FHLB.

Capital Requirements

Federal Reserve Board. The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. Since December 31, 1992, the Federal Reserve and the FDIC have required a minimum ratio of Tier 1 capital to risk-adjusted assets and certain off-balance-sheet items of 4.0% and a minimum ratio of qualifying total capital to risk-adjusted assets and certain off-balance-sheet items of 8.0%. The Federal Reserve and the FDIC require banking organizations to maintain a minimum amount of Tier 1 capital relative to average total assets, referred to as the leverage ratio. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3.0%.

Under the Dodd-Frank Act, the federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. These new standards will be no lower than existing regulatory capital and leverage standards applicable to insured depository institutions and may, in fact, be higher when established by the agencies. Compliance with heightened capital standards may reduce our ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations. The Dodd-Frank Act also increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency. Compliance with new regulatory requirements and expanded examination processes could increase our cost of operations.

For further discussion regarding Centra’s risk-based capital requirements, see Note 13 of the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus.

West Virginia Division of Banking. State banks, such as Centra Bank, are subject to similar capital requirements adopted by the West Virginia Division of Banking and the FDIC.

FDIC Assessment

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (7 cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounted to 5 basis points on each institution’s assets minus tier one (core) capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was approximately $567,000. The FDIC may impose additional emergency special assessments if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. Any additional emergency special assessment imposed by the FDIC will negatively impact our earnings.

On November 12, 2009, the FDIC adopted a final rule requiring that all institutions prepay their assessments for the fourth quarter of 2009 and all of 2010, 2011 and 2012. This pre-payment was due on December 30, 2009. However, the FDIC may exempt certain institutions from the prepayment requirement if the FDIC determines that the prepayment would adversely affect the safety and soundness of the institution. On December 30, 2009, Centra paid $5.8 million to the FDIC which included the third quarter 2009 assessment and the pre-payment of estimated assessments through 2012.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act made permanent the current standard maximum deposit insurance amount of $250,000, from $100,000. In addition, it gave the FDIC greater discretion to manage the DIF, including where to set the Designated Reserve Ratio (“DRR”). The minimum DRR, which the FDIC is required to set each year, was raised to 1.35% from 1.15% to be achieved by September 30, 2020, and the Act removes the upper limit on the DRR (formerly capped at 1.50%). In setting assessments, the FDIC must offset the effect of the reserve ratio changes on insured depository institutions with total consolidated assets of less than $10 Billion. Therefore assessment rates applicable to all insured depository institutions (IDI’s) need be set only high enough to reach 1.15%; the mechanism for reaching 1.35% by the deadline will be determined separately. In addition, the act eliminated the requirement that the FDIC provide dividends from the fund when the reserve ratio is between 1.35% and 1.50% and also continued the FDIC’s authority to declare dividends when the reserve ratio at the end of a calendar year is at least 1.50%, but grants the FDIC sole discretion in determining whether to suspend or limit the declaration or payment of dividends. The Federal Deposit Insurance Act (“FDI Act”) continues to require that the FDIC’s Board of Directors consider the appropriate level for the DRR annually and, if changing the DRR, engage in notice-and-comment rulemaking before the beginning of the calendar year.

On October 2010, the FDIC proposed a comprehensive, long-range plan for DIF management with the goals of maintaining a positive fund balance, even during a period of large fund losses, and steady, predictable assessment rates throughout economic and credit cycles. Based on updated income, loss and reserve ratio projections, the Restoration Plan foregoes the uniform three basis point assessment rate increase previously scheduled to go into effect January 1, 2011, and keeps the current rate schedule in effect. The plan also calls for the FDIC to pursue further rulemaking in 2011 regarding the Dodd-Frank requirement that the FDIC offset the effect on small institutions of the requirement that the reserve ratio reach 1.35% by September 30, 2020. The FDIC proposes to set the DRR at 2.0%, adopt a lower rate schedule when the reserve ratio reached 1.15% so the average rate over time should be about 8.5 basis points, and in lieu of dividends, adopt lower rate schedules when the reserve ratio reaches 2.0% and 2.5% so the average rates will decline about 25% and 50%, respectively.

In a notice of proposed rulemaking adopted by the FDIC on November 9, 2010, the FDIC proposed to amend the definition of an institution’s deposit insurance assessment base consistent with Dodd-Frank to average consolidated total assets minus average tangible equity (defined as average end-of-month Tier 1 capital). The Notice of Proposed Rulemaking (“NPR”) would also make conforming changes to the unsecured debt and brokered deposit adjustments, eliminate the secured liability adjustment and create a new adjustment that would increase the assessment rate for an institution that holds long-term unsecured debt issue by another insured depository institution. The change would go into effect April 1, 2011.

The proposed deposit insurance initial base assessment rates would range from five basis points (for a financial institutions in Risk Category I) to 35 basis points (for financial institution in Risk Category IV). After adjustments, the proposed total base assessment rates range from 2.5 basis points for Risk Category I financial institutions) to 45 basis points (for Risk Category IV financial institutions).

On February 7, 2011, the FDIC issued a Final Rule which implemented the October and November 2010, proposed changes to the deposit insurance assessment system mandated by the Dodd-Frank Act.

Troubled Asset Relief Program – Capital Purchase Program

On October 3, 2008, the Federal government enacted the Emergency Economic Stabilization Act of 2008, or EESA. EESA was enacted to provide liquidity to the United States financial system and lessen the impact of looming economic problems. The EESA included broad authority. The centerpiece of the EESA is the Troubled Asset Relief Program, or TARP. EESA’s broad authority was interpreted to allow the Treasury to purchase equity interests in both healthy and troubled financial institutions. The equity purchase program is commonly referred to as the Capital Purchase Program. On January 16, 2009, Centra entered into a Letter Agreement (the “Purchase Agreement”) with the Treasury under the Capital Purchase Program, pursuant to which Centra issued and sold (i) 15,000 shares of the its Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) and (ii) a warrant (the “Warrant”) to purchase 750.75075 shares of its Fixed Rate Cumulative Perpetual Preferred Stock – Series B, par value $1.00 per share and liquidation value $1,000 per share (the “Series B Preferred Stock”), for an aggregate purchase price of $15,000,000 in cash. The Treasury immediately exercised the Warrant for 750 shares of Series B Preferred Stock. On March 31, 2009, Centra redeemed the Series A Preferred Stock. On April 15, 2009, Centra completed the redemption of the Series B Preferred Stock with the Treasury. As instructed by the Treasury, Centra returned a total of $761,250, which included accrued, but unpaid, dividends of $11,250 and the liquidation value of the Series B Preferred Stock of $750,000. Centra received in return the cancelled Series B Preferred Stock. This completed the redemption of both the Series A and Series B Preferred Stock, and accordingly, the limitations imposed under the TARP Capital Purchase Program on Centra’s dividends, operations and compensation were terminated.

Dodd-Frank Wall Street Reform and Consumer Protection Act

Dodd-Frank Wall Street Reform and Consumer Protection Act. As a result of the financial crisis, the U.S. Congress passed, and on July 21, 2010 President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act has had, and will continue to have, a broad impact on the financial services industry. Many of the provisions of the Dodd-Frank Act codify or direct the appropriate Federal regulatory agency, including the SEC, Federal Reserve or FDIC, to promulgate regulations to implement, the requirements discussed above for TARP participants. The Federal regulatory agencies have issued a number of requests for public comment, proposed rules and final regulations to implement the requirements of the Dodd-Frank Act. The following items provide a brief description of the impact of the Dodd-Frank Act on the operations and activities, both currently and prospectively, of the Company and its subsidiaries.

Deposit Insurance. The Dodd-Frank provisions relating to deposit insurance could increase the FDIC deposit insurance premiums paid by our insured depository institution subsidiaries. The Dodd-Frank Act also amended the Federal Deposit Insurance Act to provide full deposit insurance coverage for noninterest-bearing transaction accounts beginning on December 31, 2010. As a result, the FDIC discontinued its Transaction

Account Guarantee Program, created under the Temporary Liquidity Guarantee Program. Unlike the FDIC’s programs, no opt outs from participation in the Dodd-Frank Act’s insurance protection were allowed, and institutions were not required to pay a separate assessment for participation.

The Dodd-Frank Act made permanent the current standard maximum deposit insurance amount of $250,000, from $100,000. The assessment base against which an insured depository institution’s deposit insurance premiums paid to the FDIC’s Deposit Insurance Fund (or the DIF) has been revised to use the institution’s average consolidated total assets less its average equity rather than its deposit base. In addition, it gave the FDIC greater discretion to manage the DIF, including where to set the Designated Reserve Ratio (“DRR”). The minimum DRR, which the FDIC is required to set each year, was raised to 1.35% from 1.15% to be achieved by September 30, 2020, and the Act removes the upper limit on the DRR (formerly capped at 1.50%). In setting assessments, the FDIC must offset the effect of the reserve ratio changes on insured depository institutions with total consolidated assets of less than $10 Billion. Therefore assessment rates applicable to all insured depository institutions (IDI’s) need be set only high enough to reach 1.15%; the mechanism for reaching 1.35% by the deadline will be determined separately. In addition, the act eliminated the requirement that the FDIC provide dividends from the fund when the reserve ratio is between 1.35% and 1.50% and also continued the FDIC’s authority to declare dividends when the reserve ratio at the end of a calendar year is at least 1.50%, but grants the FDIC sole discretion in determining whether to suspend or limit the declaration or payment of dividends. The Federal Deposit Insurance Act (“FDI Act”) continues to require that the FDIC’s Board of Directors consider the appropriate level for the DRR annually and, if changing the DRR, engage in notice-and-comment rulemaking before the beginning of the calendar year.

On October 2010, the FDIC proposed a comprehensive, long-range plan for DIF management with the goals of maintaining a positive fund balance, even during a period of large fund losses, and steady, predictable assessment rates throughout economic and credit cycles. Based on updated income, loss and reserve ratio projections, the Restoration Plan foregoes the uniform three basis point assessment rate increase previously scheduled to go into effect January 1, 2011, and keeps the current rate schedule in effect. The plan also calls for the FDIC to pursue further rulemaking in 2011 regarding the Dodd-Frank requirement that the FDIC offset the effect on small institutions of the requirement that the reserve ratio reach 1.35% by September 30, 2020. The FDIC proposes to set the DRR at 2.0%, adopt a lower rate schedule when the reserve ratio reached 1.15% so the average rate over time should be about 8.5 basis points, and in lieu of dividends, adopt lower rate schedules when the reserve ratio reaches 2.0% and 2.5% so the average rates will decline about 25% and 50%, respectively.

In a notice of proposed rulemaking adopted by the FDIC on November 9, 2010, the FDIC proposed to amend the definition of an institution’s deposit insurance assessment base consistent with Dodd-Frank to average consolidated total assets minus average tangible equity (defined as average end-of-month Tier 1 capital). The Notice of Proposed Rulemaking (“NPR”) would also make conforming changes to the unsecured debt and brokered deposit adjustments, eliminate the secured liability adjustment and create a new adjustment that would increase the assessment rate for an institution that holds long-term unsecured debt issue by another insured depository institution. The change would go into effect April 1, 2011.

The proposed deposit insurance initial base assessment rates would range from five basis points (for a financial institutions in Risk Category I) to 35 basis points (for financial institutions in Risk Category IV). After adjustments, the proposed total base assessment rates range from 2.5 basis points for Risk Category I financial institutions) to 45 basis points (for Risk Category IV financial institutions).

On February 7, 2011, the FDIC issued a Final Rule which implemented the October and November 2010, proposed changes to the deposit insurance assessment system mandated by the Dodd-Frank Act.

Increased Capital Standards and Enhanced Supervision. The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. These new standards will be no lower than existing regulatory capital and leverage standards applicable to insured depository institutions and may, in fact, be higher when established by the agencies. Compliance with heightened capital standards may reduce our ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations. The Dodd-Frank Act also increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency. Compliance with new regulatory requirements and expanded examination processes could increase our cost of operations.

Trust Preferred Securities. Under the increased capital standards established by the Dodd-Frank Act, bank holding companies are prohibited from including in their regulatory Tier 1 capital hybrid debt and equity securities issued on or after May 19, 2010. Among the hybrid debt and equity securities included in this prohibition are trust preferred securities, which the Company has used in the past as a tool for raising additional Tier 1 capital and otherwise improving its regulatory capital ratios. Although the Company may continue to include our existing trust preferred securities as Tier 1 capital, the prohibition on the use of these securities as Tier 1 capital going forward may limit the Company’s ability to raise capital in the future.

The Consumer Financial Protection Bureau. The Dodd-Frank Act creates a new, independent Consumer Financial Protection Bureau (or the Bureau) within the Federal Reserve that is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws. These consumer protection laws govern the manner in which we offer many of our financial products and services. Regulatory and rulemaking authority over these laws is expected to be transferred to the Bureau in July 2011.

State Enforcement of Consumer Financial Protection Laws. The Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the Bureau. State attorneys general are permitted to enforce consumer protection rules adopted by the Bureau against certain state-chartered institutions. Although our subsidiaries do not currently offer many of these consumer products or services, compliance with any such new regulations would increase our cost of operations and, as a result, could limit our ability to expand into these products and services.

Transactions with Affiliates and Insiders. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained. Additionally, limitations on transactions with insiders are expanded through the (i) strengthening on loan restrictions to insiders; and (ii) expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution’s board of directors.

Corporate Governance. The Dodd-Frank Act addresses many corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including us. The Dodd-Frank Act (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation claw-back policies for executive officers; and (4) provides the SEC with authority to adopt proxy access rules that would allow shareholders of publicly traded-companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials. The SEC recently adopted final rules implementing rules for the shareholder advisory vote on executive compensation and golden parachute payments.

Additional regulations called for in the Dodd-Frank Act, including regulations dealing with the risk retention requirements for, and disclosures required from, residential mortgage originators will be implemented over time. Although the Dodd-Frank Act contains some specific timelines for the Federal regulatory agencies to follow, it remains unclear whether the agencies will be able to meet these deadlines and when rules will be proposed and finalized. We continue to monitor the rulemaking process and, while our current assessment is that the Dodd-Frank Act and the implementing regulations will not have a material effect on the Company, given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements would negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Future Legislation

Various other legislative and regulatory initiatives are from time to time introduced in Congress and state legislatures, as well as regulatory agencies. Such legislation may change banking statutes and the operating environment of Centra and Centra Bank in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of the Company or any of its subsidiaries.

Centra is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or laws could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. New legislation proposed by Congress may give bankruptcy courts the power to reduce the increasing number of home foreclosures by giving bankruptcy judges the authority to restructure mortgages and reduce a borrower’s payments. Property owners would be allowed to keep their property while working out their debts. Other similar bills placing additional temporary moratoriums on foreclosure sales or otherwise modifying foreclosure procedures to the benefit of borrowers and the detriment of lenders may be enacted by either, Congress or the States of West Virginia, Pennsylvania and Maryland in the future. These laws may further restrict our collection efforts on one-to-four single-family mortgage loans. Additional legislation proposed or under consideration in Congress would give current debit and credit card holders the chance to opt out of an overdraft protection program and limit overdraft fees, which could result in additional operational costs and a reduction in our non-interest income.

Further, our regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. In this regard, banking regulators are considering additional regulations governing compensation, which may adversely affect our ability to attract and retain employees.

Limits on Dividends

Centra’s ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends Centra Bank declares. However, the Federal Reserve expects Centra to serve as a source of strength to Centra Bank. The Federal Reserve may require Centra to retain capital for further investment in Centra Bank, rather than pay dividends to its shareholders. Centra Bank may not pay dividends to Centra if, after paying those dividends, Centra Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. Centra Bank must have the approval from the West Virginia Division of Banking if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year’s net earnings as defined and the retained earnings for the preceding two years as defined, less required transfers to surplus. These provisions could limit Centra’s ability to pay dividends on its outstanding common shares. As disclosed in Note 13 of the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus, Centra has $22.9 million available for dividends at December 31, 2010.

Federal and State Laws

Centra Bank is subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting, and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of a bank to open a new branch or engage in a merger transaction. Community reinvestment regulations evaluate how well and to what extent a bank lends and invests in its designated service area, with particular emphasis on low-to-moderate income communities and borrowers in such areas. In addition, the anticipated regulations as a result of the Dodd-Frank Act are expected to have an impact on our business and results of operations.

Monetary Policy and Economic Conditions

The business of financial institutions is affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies, including the Federal Reserve. The Federal Reserve regulates money and credit conditions and interest rates to influence general economic conditions primarily through open market operations in U.S. government securities, changes in the discount rate on bank borrowings, and changes in the reserve requirements against depository institutions’ deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits, and the interest rates charged on loans, as well as the interest rates paid on deposits and accounts.

The monetary policies of the Federal Reserve have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In view of the changing conditions in the economy and the money markets, and the activities of monetary and fiscal authorities, Centra cannot predict future changes in interest rates, credit availability, or deposit levels.

Effect of Environmental Regulation

Centra’s primary exposure to environmental risk is through its lending activities. In cases when management believes environmental risk potentially exists, Centra mitigates its environmental risk exposures by requiring environmental site assessments at the time of loan origination to confirm collateral quality as to commercial real estate parcels posing higher than normal potential for environmental impact, as determined by reference to present and past uses of the subject property and adjacent sites. Environmental assessments are typically required prior to any foreclosure activity involving nonresidential real estate collateral.

With regard to residential real estate lending, management reviews those loans with inherent environmental risk on an individual basis and makes decisions based on the dollar amount of the loan and the materiality of the specific credit.

Centra anticipates no material effect on anticipated capital expenditures, earnings, or competitive position as a result of compliance with federal, state, or local environmental protection laws or regulations.

Executive Officers

The following were the executive officers of Centra as of December 31, 2010.

Name	Age	Position	Principal Occupation (Past Five Years)
Douglas J. Leech	56	Chairman, President and Chief Executive Officer	Chairman, President and CEO Centra Financial Holdings, Inc., President Centra Bank, Inc.

Henry M. Kayes, Jr.	43	Vice President	Executive Vice President, Centra Bank, President – Martinsburg Region, Centra Bank, Inc. (2001 to present)

Kevin D. Lemley	56	Vice President, Chief Credit Administration Officer	Vice President and Chief Credit Administration Officer (2010 to present); CFO Centra Bank, Inc. (1999 to 2009)

Darren Williams	38	Vice President, Chief Financial Officer and Treasurer	Senior Vice President and CFO, Centra Bank, Inc. (2010 to present); Senior Vice President and CIO, Centra Bank, Inc. (2006 to 2009); Chief Information Officer with the WVU Foundation (2004 to 2006)

Timothy P. Saab	54	Vice President and Secretary	Senior Vice President, Centra Bank, Inc. (1999 to present)

E. Richard Hilleary	62	Vice President	Senior Vice President – Commercial Lending, Centra Bank, Inc. (1999 to present)

Karla J. Strosnider	48	Vice President	Senior Vice President, Centra Bank, Inc. (1999 to present)

John T. Fahey	49	Vice President	Senior Vice President and Marketing Director, Centra Bank, Inc. (1999 to present)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

The following discussion contains statements that refer to future expectations, contains projections of the results of operations or of financial condition, or states other information that is “forward-looking.” “Forward-looking” statements are easily identified by the use of words such as “could,” “anticipate,” “estimate,” “believe,” and similar words that refer to a future outlook. There is always a degree of uncertainty associated with “forward-looking” statements. Centra’s management believes that the expectations reflected in such statements are based upon reasonable assumptions and on the facts and circumstances existing at the time of these disclosures. Actual results could differ significantly from those anticipated.

Many factors could cause Centra’s actual results to differ materially from the results contemplated by the forward-looking statements. Some factors, which could negatively affect the results, include those set forth in the “Risk Factors” section and the following:

•

General business and economic conditions in the markets we serve could adversely affect, among other things, real estate prices, the job market, and consumer and business confidence which could lead to decreases in the demand for loans, deposits and other financial services that we provide and increases in loan delinquencies and defaults;

•

Changes or volatility in the capital markets, interest rates and market prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our balance sheet as well as our liquidity;

•	Our liquidity requirements could be adversely affected by changes in our assets and liabilities;

•	Our investment securities portfolio is subject to credit risk, market risk, and liquidity risk as well as changes in the estimates we use to value certain of the securities in our portfolio;

•	The effect of legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry;

•	Competitive factors among financial services organizations, including product and pricing pressures and our ability to attract, develop and retain qualified banking professionals;

•

The effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Public Company Accounting Oversight Board and other regulatory agencies; and

•	The effect of fiscal and governmental policies of the United States federal government.

•	The businesses of United Bankshares and Centra may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected;

•	The expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	Deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

•	The regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; and

•	The shareholders of Centra may fail to approve the merger.

In Management’s Discussion and Analysis, Centra’s management (referred to as “We” in this proxy statement/prospectus) we review and explain the general financial condition and the results of operations for Centra Financial Holdings, Inc. and its subsidiaries. We have designed this discussion to assist you in understanding the significant changes in Centra’s financial condition and results of operations. We have used

United States generally accepted accounting principles to prepare the accompanying consolidated financial statements. We engaged Ernst & Young LLP to audit the consolidated financial statements and their independent audit report is included in Item 8 herein.

Introduction

The following discussion and analysis of the consolidated financial statements of Centra is presented to provide insight into management’s assessment of the financial results and operations of Centra. Centra Bank is the sole operating subsidiary of Centra and all comments, unless otherwise noted, are related to Centra Bank. You should read this discussion and analysis in conjunction with the audited consolidated financial statements and footnotes, and the ratios and statistics contained elsewhere in this proxy statement/prospectus.

Application of Critical Accounting Policies

Centra’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal forecasting techniques.

The most significant accounting policies followed by Centra Bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in management’s discussion and analysis of operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified income recognition, the determination of the allowance for loan losses, valuation of investment securities, goodwill and intangible assets and the provision for income taxes to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Income Recognition

Interest income on loans and investment securities is recognized by methods that result in level rates of return on principal amounts outstanding, including yield adjustments resulting from the amortization of loan costs and premiums on investment securities and accretion of loan fees and discounts on investment securities.

In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 90 days past due, Centra discontinues the accrual of interest. In addition, previously accrued interest deemed uncollectible that was recognized in income in the current year is reversed, while amounts recognized in income in the prior year are charged against the allowance for loan losses. Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured. A nonaccrual loan is restored to accrual status after appropriate review by lending and/or loan review personnel indicates the collectability of the total contractual principal and interest is no longer considered doubtful.

Allowance for Loan Losses

In general, determining the amount of the allowance for loan losses requires significant judgment and the use of estimates by management. Centra maintains an allowance for loan losses to absorb probable losses based on a quarterly analysis of the loan portfolio and estimation of the losses that have been incurred within the loan portfolio. This formal analysis determines an appropriate level and allocation of the allowance for loan losses among loan types and resulting provision for loan losses by considering factors affecting losses, including specific losses on impaired loans, levels and trends in impaired and nonperforming loans, historical loan loss experience, current national and local economic conditions, volume, growth and composition of the portfolio, regulatory guidance, and other relevant factors. Management continually monitors the loan portfolio through its Loan Review Department to evaluate the adequacy of the allowance. The provision could increase or decrease each quarter based upon the results of management’s formal analysis.

Key judgments used in determining the allowance for credit losses include: (i) risk ratings for pools of loans which are stratified by loan type; (ii) market and collateral values and discount rates for individually evaluated loans; (iii) loan type classifications for consumer and commercial loans and commercial real estate loans; (iv) loss rates used for each loan type; (v) adjustments made to assess current events and conditions; (vi) considerations regarding domestic economic uncertainty; and (vii) overall credit conditions.

For purposes of computing specific loss components of the allowance, larger impaired loans are evaluated individually and smaller impaired loans are evaluated as a pool using historical credit loss experience for the respective loan type and internal risk ratings of the loans or loan pools. We typically review all classified loans $100,000 and greater for individual impairment. Classified loans consist of substandard, doubtful or loss loans based on probability of repayment, collateral valuation and related collectability. If an individually evaluated loan is considered impaired, a specific valuation allowance is allocated through an increase to the allowance for credit losses, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of the collateral. Impaired loans or portions thereof, are charged-off when deemed uncollectible. A loan is impaired when, based on current information, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The portion of the allowance for credit losses related to probable but unidentified losses inherent in the loan portfolio is based on a calculated historical loss ratio, migration analysis and certain qualitative risk factors. We calculate the historical loss ratio and migration analysis for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the average loans in the pool. These loan pools are divided by loan type including commercial, consumer and residential mortgage loans. The historical loss ratios and migration analysis are updated quarterly based on actual charge-off experience. This historical loss ratio and migration analysis are then applied to the outstanding period-end loan pools. Due to the economic uncertainty during 2009 and 2010 and increased charge-offs, management revised the loss factors to reflect the most relevant historical loss periods for purposes of estimating the allowance.

In addition to the calculated historical loss ratio, other components of the allowance are based on general economic conditions and other qualitative risk factors. The qualitative factors include, among other things: (i) changes in lending policies and procedures; (ii) changes in national and local economic and business conditions and developments; (iii) changes in the nature and volume of the loan/lease portfolio; (iv) changes in the experience, ability and depth of lending management and staff; (v) changes in the trend or the volume and severity of past due and classified loans/leases; (vi) trends in the volume of nonaccrual loans, troubled debt restructurings, delinquencies and other loan/lease modifications; (vii) changes in the quality of Centra Bank’s loan review system and the degree of oversight by Centra Bank’s board of directors; (viii) the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and (ix) the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in Centra Bank’s current loan/lease portfolio. During 2009 and 2010, management increased these qualitative factors due to the significant and prolonged economic uncertainty.

There can be no assurance the allowance for loan losses will be adequate to cover all losses, but management believes the allowance for loan losses of $18.6 million at December 31, 2010, is adequate to provide for probable losses from existing loans based on information currently available. While management uses available information to provide for loan losses, the ultimate collectability of a substantial portion of the loan portfolio, and the need for future additions to the allowance, will be based on changes in economic conditions and other relevant factors. As such, adverse changes in economic activity could reduce cash flows for both commercial and individual borrowers, which would likely cause Centra to experience increases in problem assets, delinquencies, and losses on loans.

Available-for-sale Securities

Available-for-sale securities represent the second largest component of Centra’s assets, accounting for approximately 9.5% of total assets at December 31, 2010. Presently, Centra classifies its entire investment portfolio as available-for-sale and records changes in the estimated fair value of the portfolio in shareholders’ equity as a component of comprehensive income. As a result, both the investment and equity sections of Centra’s balance sheet are more sensitive to changes in the overall market value of the investment portfolio, due to changes in market interest rates, investor confidence, and other factors affecting market values, than if the investment portfolio was classified as held-to-maturity.

While temporary changes in the fair value of available-for-sale securities are not recognized in earnings, a decline in fair value of equity securities below amortized cost deemed to be “other-than-temporary” results in an adjustment to the cost basis of the investment, with a corresponding loss charged against earnings. A debt security is considered other-than-temporarily impaired if the present value of cash flows expected to be collected are less than the security’s amortized cost basis (the difference defined as the credit loss) or if the fair value of the security is less than the security’s amortized cost basis and Centra would intend, or more-likely-than-not be required, to sell the security before recovery of the security’s amortized cost basis. When OTTI exists, if Centra does not intend to sell the security, and it is more-likely-than-not that it will not be required to sell the security, before recovery of the security’s amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings.

Management systematically evaluates Centra’s investment securities on a quarterly basis to identify potential other-than-temporary losses. This analysis requires management to consider various factors that can involve judgment and estimation, including duration and magnitude of the decline in value, the financial condition of the issuer, and Centra’s ability and intent to continue holding the investment for a period of time sufficient to allow for any anticipated recovery in market value.

During the year ended 2010, Centra identified one equity security that was deemed to be other-than-temporarily impaired. Centra recognized an other-than-temporary loss of $72,000 and adjusted the investment’s cost basis. No other investment securities in an unrealized loss position were deemed as other-than-temporarily impaired. If investments decline in fair value due to further adverse changes in the financial markets and the deterioration of credit of the underlying issuer, additional other-than-temporary impairment charges to income could occur in future periods.

Income Taxes

Income taxes are provided based on the liability method of accounting. The calculation of tax liabilities is complex and requires the use of estimates and judgment because it involves the application of complex tax laws that are subject to different interpretations by Centra and the various tax authorities. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management’s ongoing assessment of facts and evolving case law.

From time-to-time and in the ordinary course of business, Centra is involved in inquiries and reviews by tax authorities that normally require management to provide supplemental information to support certain tax positions taken by Centra in its tax returns. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. Management believes that it has taken appropriate positions on its tax returns, although the ultimate outcome of any tax review cannot be predicted with certainty. On a quarterly basis, management reassesses Centra’s tax exposures based on the most recent information available and adjusts the related liability as deemed prudent and necessary. No assurance can be given that the final outcome of these matters will not be different than what is reflected in the current and historical financial statements.

Goodwill and Other Intangible Assets

Centra is required to allocate the cost of an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. The determination of fair value and subsequent allocation of the cost of an acquired company generally involves management making estimates based on other third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. In addition, the valuation and amortization of intangible assets representing the present value of future net income to be earned from customers (commonly referred to as “customer relationship intangibles” or “core deposit intangibles”) requires significant judgment and the use of estimates by management.

Customer relationship intangibles are amortized over their estimated useful lives, based upon the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Management is required to evaluate the useful life of customer relationship intangibles to determine if events or circumstances warrant a change in the estimated life. Should management determine in future periods the estimated life of any intangible asset is shorter than originally estimated, Centra would adjust the amortization of that asset, which could increase future amortization expense.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill recorded by Centra in connection with its acquisition relates to the inherent value in the businesses acquired and this value is dependent upon Centra’s ability to provide quality, cost effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods.

Centra has assessed its recorded goodwill as of December 31, 2010 and concluded that no indicators of impairment existed. However, future events could cause management to conclude that impairment indicators exist and re-evaluate goodwill. If such re-evaluation indicated impairment, Centra would recognize the loss, if any. Any resulting impairment loss could have a material, adverse impact on Centra’s financial condition and results of operations.

Recent Accounting Pronouncements and Developments

Note 1 to the consolidated financial statements attached to this proxy statement/prospectus discusses new accounting policies adopted by Centra during 2010 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted.

Summary Financial Results

Centra earned $8.2 million in 2010 compared to $8.0 million in 2009 and $6.6 million in 2008. The earnings equated to a 2010 return on average assets of 0.60% and a return on average equity of 6.36%, compared to results of 0.65% and 7.71% in 2009 and 0.57% and 7.21% in 2008, respectively. Basic earnings per share was $1.00 in 2010 compared to $1.02 in 2009 and $1.00 in 2008. Diluted earnings per share was $0.95 in 2010 compared to $0.97 in 2009 and $0.92 in 2008.

While operating in a challenging interest rate environment, Centra Bank achieved a 4.85% yield on earning assets in 2010 compared to 5.70% in 2009 and 6.51% in 2008. The average balance of earning assets increased to $1.3 billion for the year ended December 31, 2010 compared to $1.2 billion for the year ended December 31, 2009. Centra Bank maintained a high-quality, short-term investment portfolio during 2010 to provide liquidity in the balance sheet, to fund loan growth, and to pledge against customer’s accounts. U.S. government and agency securities comprised the majority of Centra Bank’s investment portfolio at December 31, 2010 and 2009.

Average interest bearing deposits increased to $1.0 billion as of December 31, 2010, from $922.3 million as of December 31, 2009, due to strong growth across all markets. Centra offers an uncomplicated product design accompanied by a simple fee structure that attracted customers at a cost effective rate during the year. Centra managed and reduced the cost of funds on interest-bearing liabilities to 1.52% in 2010 from 2.20% in 2009 and 3.14% in 2008. The yield on earning assets declined from 5.70% in 2009 to 4.85% in 2010 which contributed to the decline in Centra’s net interest margin of 3.59% in 2010 compared to 3.82% in 2009 and 3.81% in 2008.

Interest Income and Expense

Net interest income is the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. Interest-earning assets include loans, investment securities, interest-bearing deposits with other banks and federal funds sold. Interest-bearing liabilities include interest-bearing deposits, borrowed funds such as fed funds purchased, sweep accounts, and term repurchase agreements. Net interest income remains the primary source of revenue for Centra. Net interest income is also impacted by changes in market interest rates, as well as the mix of interest-earning assets and interest-bearing liabilities. Net interest income is also impacted favorably by increases in non-interest-bearing demand deposits and equity.

Net interest margin is calculated by dividing tax-equivalent net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by Centra’s balance sheet. As noted above, the net interest margin was 3.59% in 2010 compared to 3.82% in 2009 and 3.81% in 2008. The net interest margin decline reflects the challenges of operating in the unprecedented interest rate environment resulting in lower interest rate on interest earning assets along with an 11% increase in earning assets, which was predominately comprised of low yielding federal funds sold. Management’s estimate of the impact of future changes in market interest rates is shown in the section captioned “Interest Rate Risk.”

During 2010, net interest income increased by $1.7 million or 4.0% to $45.0 million in 2010 from $43.2 million in 2009. Average total loans held consistent at approximately $1.0 billion in 2010 and 2009. As a result of the decline in interest rates, total interest income decreased by $3.9 million or 6.0% to $61.0 million in 2010 from $64.9 million in 2009.

Average interest-bearing liabilities, mainly deposits, increased in 2010 by $81.4 million to $1.1 billion. Average interest-bearing deposits grew to $1.0 billion as of December 31, 2010 from $922.3 million as of December 31, 2009. Primarily as a result of the decline in interest rates, total interest expense decreased by $5.6 million or 25.9% to $16.1 million in 2010 from $21.7 million in 2009.

As a result of the challenging rate environment, Centra has experienced a decline in the yield on earning assets and the cost of funds similar to many other banks in the industry. The yield on earning assets has declined to 4.85% in 2010 from 5.70% in 2009. This decrease occurred in each major earning asset category on the balance sheet including net loans which decreased to 5.76% in 2010 from 6.03% in 2009. Centra’s investment portfolio yield decreased to 2.73% during 2010 from 3.75% in 2009. Due to the conservative nature of our portfolio including Centra’s emphasis on relatively short maturities, bonds were called or matured during 2010 and Centra reinvested the funds in lower yielding investments.

The cost of interest-bearing liabilities decreased to 1.50% in 2010 from 2.20% in 2009. This decrease is primarily a result of the declining rate environment and management’s emphasis on acquiring deposit relationships at an acceptable cost.

As of December 31, 2010 and 2009, Centra had a balance of $20.0 million in trust preferred securities (see Note 9). This long-term debt had an effective weighted-average rate of 2.35% in 2010 and 2.88% in 2009. Interest expense on long-term debt was $469,000 in 2010 and $575,000 in 2009.

The following table reconciles the difference between net interest income and tax-equivalent net interest income for the year ended December 31, 2010.

	Year Ended December 31
(Dollars in Thousands)	2010	2009
Net interest income, GAAP basis	$44,959	$43,234
Tax-equivalent adjustment	909	933

Tax-equivalent net interest income	$45,868	$44,167

Management continuously monitors the effects of net interest margin on the performance of Centra Bank. Loan growth, fluctuations in prime lending rates and mix of the balance sheet will continue to impact net interest margin in future periods. As competition for deposits and quality loans continues, management anticipates continued pressure on the net interest margin given the current interest rate environment.

Statistical Financial Information Regarding Centra

The following tables provide further information about Centra’s interest income and expense. Average Balances and Analysis of Net Interest Income:

(Dollars in Thousands)	2010			2009
	Average Balance	Income/ Expense	Average Yield/ Rate	Average Balance	Income/ Expense	Average Yield/ Rate
Assets
Interest-bearing deposits	$3,123	$1	0.03%	$3,898	$3	0.08%
Federal funds sold	134,850	304	0.23%	11,585	36	0.31%
Securities (1)(4):
Taxable	101,718	2,043	2.01%	91,249	2,869	3.14%
Tax-exempt	29,522	1,543	5.23%	32,796	1,777	5.42%
Loans held for sale	3,828	153	4.00%	3,553	159	4.48%
Loans (2)(3)(4):
Commercial	766,797	41,843	5.46%	754,429	43,343	5.75%
Real estate	186,452	10,973	5.89%	192,509	11,690	6.07%
Consumer	70,267	5,097	7.25%	81,906	6,002	7.33%
Allowance for loan losses	(18,416)			(16,859)

Net loans	1,005,100	57,913	5.76%	1,011,985	61,035	6.03%

Total earning assets	1,278,141	61,957	4.85%	1,155,066	65,879	5.70%
Other assets	86,368			87,646

Total assets	$1,364,509			$1,242,712

(Dollars in Thousands)	2010			2009
	Average Balance	Income/ Expense	Average Yield/ Rate	Average Balance	Income/ Expense	Average Yield/ Rate

Liabilities
Deposits:
Non interest-bearing demand deposits	153,694			137,770
Interest-bearing deposits:
Savings	$45,874	$106	0.23%	$41,051	$145	0.35%
Demand	483,287	3,908	0.81%	347,015	3,775	1.09%
Time	485,522	11,438	2.36%	534,188	16,926	3.17%

Total	1,014,683	15,452	1.52%	922,254	20,846	2.26%
Short-term borrowed funds	35,709	168	0.47%	46,727	291	0.62%
Long-term debt	20,000	469	2.35%	20,000	575	2.88%

Total interest-bearing liabilities	1,070,392	16,089	1.50%	988,981	21,712	2.20%

Other liabilities	11,141			11,989

Total liabilities	1,235,227			1,138,740
Shareholders’ equity	129,282			103,972

Total liabilities and shareholders’ equity	$1,364,509			$1,242,712

Interest rate spread			3.35%			3.50%

Interest income/earning assets			4.85%			5.70%
Interest expense/earning assets			1.26%			1.88%

Net yield on earning assets (net interest margin)		$45,868	3.59%		$44,167	3.82%

(1)	Average balances of investment securities based on carrying value.
(2)	Loan fees included in interest income were $1,084 in 2010 and $894 in 2009.
(3)	Nonaccrual loans are included in the daily average loan amounts outstanding.
(4)	Income is computed on a fully tax-equivalent basis assuming a tax rate of approximately 38.8% in 2010 and 40% in 2009.

Average Balances and Analysis of Net Interest Income:

(Dollars in Thousands)	2008
	Average Balance	Income/ Expense	Average Yield/ Rate
Assets
Interest-bearing deposits	$1,312	$23	1.75%
Federal funds sold	14,074	327	2.32%
Securities (1)(4):	88,495	4,048	4.57%
Taxable	34,068	1,811	5.32%
Tax-exempt
Loans held for sale	3,120	164	5.26%
Loans (2)(3)(4):
Commercial	685,626	45,689	6.66%
Real estate	188,922	12,123	6.42%
Consumer	87,910	6,659	7.57%
Allowance for loan losses	(14,817)

Net loans	947,641	64,471	6.80%

Total earning assets	1,088,710	70,844	6.51%
Cash and due from banks
Other assets	73,807

Total assets	$1,162,517

(Dollars in Thousands)	2008
	Average Balance	Income/ Expense	Average Yield/ Rate
Liabilities
Deposits:
Non interest-bearing demand deposits	125,830
Interest-bearing deposits:
Savings	$36,347	$183	0.50%
Demand	297,502	5,782	1.94%
Time	531,740	21,523	4.05%

Total	865,589	27,488	3.18%
Short-term borrowed funds	49,969	817	1.64%
Long-term debt	20,000	1,094	5.47%

Total interest-bearing liabilities	935,558	29,399	3.14%
Other liabilities	9,721

Total liabilities	1,071,109
Shareholders’ equity	91,408

Total liabilities and shareholders’ equity	$1,162,517

Interest rate spread			3.37%

Interest income/earning assets			6.51%
Interest expense/earning assets			2.70%

Net yield on earning assets (net interest margin)		$41,445	3.81%

(1)	Average balances of investment securities based on carrying value.
(2)	Loan fees included in interest income for $1,170 in 2008.
(3)	Nonaccrual loans are included in the daily average loan amounts outstanding.
(4)	Income is computed on a fully tax-equivalent basis assuming a tax rate of approximately 40% in 2008.

Rate/Volume Analysis of Changes in Interest Income and Expense:

(Dollars in Thousands)	2010 vs. 2009 Increase (Decrease) Due to Change In:
	Volume (1)	Rate (1)	Net
Interest-earning assets:
Loan portfolio:
Commercial	$702	$(2,202)	$(1,500)
Real estate	(362)	(355)	(717)
Consumer	(845)	(60)	(905)

Net loans	(505)	(2,617)	(3,122)
Loans held for sale	12	(18)	(6)
Securities:
Taxable	300	(1,126)	(826)
Tax exempt	(173)	(61)	(234)
Federal funds sold and other	271	(5)	266

Total interest-earning assets	$(95)	$(3,827)	$(3,922)

Interest-bearing liabilities:
Savings deposits	$16	$(55)	$(39)
Interest-bearing demand deposits	1,252	(1,119)	133
Time deposits	(1,438)	(4,050)	(5,488)
Short-term borrowings	(60)	(63)	(123)
Long-term debt	—	(106)	(106)

Total interest-bearing liabilities	(230)	(5,393)	(5,623)

Net interest income	$135	$1,566	$1,701

(Dollars in Thousands)	2009 vs. 2008 Increase (Decrease) Due to Change In:
	Volume (1)	Rate (1)	Net
Interest-earning assets:
Loan portfolio:
Commercial	$4,319	$(6,665)	$(2,346)
Real estate	227	(660)	(433)
Consumer	(445)	(212)	(657)

Net loans	4,101	(7,537)	(3,346)
Loans held for sale	21	(26)	(5)
Securities:
Taxable	122	(1,301)	(1,179)
Tax exempt	(68)	34	(34)
Federal funds sold and other	2	(313)	(311)

Total interest-earning assets	$4,178	$(9,143)	$(4,965)

Interest-bearing liabilities:
Savings deposits	$21	$(59)	$(38)
Interest-bearing demand deposits	846	(2,853)	(2,007)
Time deposits	99	(4,696)	(4,597)
Short-term borrowings	(50)	(476)	(526)
Long-term debt	—	(519)	(519)

Total interest-bearing liabilities	916	(8,603)	(7,687)

Net interest income	$3,262	$(540)	$2,722

(1)	The above table sets forth a summary for the periods indicated of the changes in consolidated interest earned and interest paid detailing the amounts attributable to (i) changes in volume (change in the average volume times the prior year’s average rate), (ii) changes in rate (change in the average rate times the prior year’s average volume), and (iii) changes in rate/volume (change in the average volume times the change in average rate).

Allowance and Provision for Credit Losses

The allowance for credit losses is a reserve established for probable losses incurred on loans and binding commitments and consists of the allowance for loan losses and the allowance for unfunded lending commitments. It is established through charges to earnings in the form of a provision for credit losses and is reduced by net charge-offs. Throughout the year, management estimates the probable level of losses to determine whether the allowance for credit losses is adequate to absorb losses inherent in the existing portfolio. Based on these estimates, an amount is charged to the provision for credit losses that increased the allowance for credit losses in order to adjust the allowance to a level determined to be adequate to absorb losses. Losses are charged to the allowance when the loss actually occurs or when a determination is made that a probable loss has occurred. Recoveries are credited to the allowance at the time of recovery.

Management continually monitors the loan portfolio through its committees to determine the adequacy of the allowance for loan losses. This formal analysis helps determine the appropriate level of the allowance for loan losses and allocation of the allowance among loan types and specific credits. The portion of the allowance allocated among the various loan types represents management’s estimate of probable losses based upon historical loss factors. In addition, Centra considers factors such as changes in lending policies, changes in the trend and volume of past due and adversely classified or graded loans, changes in local and national economic conditions, and effects of changes in the loan portfolio, including size, mix concentration and risk of the loans. Specific loss estimates are derived for individual credits, where applicable, and are based upon specific qualitative criteria, including the size of the loan and loan grades below a predetermined level.

Management’s judgment as to the level of probable losses on existing loans involves the consideration of current economic conditions and their estimated effects on specific borrowers, an evaluation of the existing relationships among loans, potential credit losses and the present level of the allowance, results of examinations of the loan portfolio by regulatory agencies, and management’s internal review of the loan portfolio. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond our control.

Due to the variability in the drivers of the assumptions made in this process, estimates of our loan portfolio’s inherent risks and overall collectability change with changes in the economy, individual industries, and individual borrowers’ or counterparties’ ability and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions

The following table details the changes in the allowance for loan losses for the year ended December 31:

(Dollars in Thousands)	2010	2009	2008	2007	2006
Balance, January 1	$18,010	$16,367	$13,536	$10,336	$6,907
Provision	5,375	5,686	5,186	3,159	1,830
Charge-offs	5,164	4,413	2,530	213	1,272
Recoveries	365	370	175	254	200

Net charge-offs (recoveries)	4,799	4,043	2,355	(41)	1,072
Balance acquired through acquisition	—	—	—	—	2,671

Balance, December 31	$18,586	$18,010	$16,367	$13,536	$10,336

Ratio of net charge-offs (recoveries) to average loans	0.47%	0.39%	0.24%	(0.01)%	0.19%

Total non-performing loans are loans that are in non-accrual status and renegotiated loans were $18.9 million as of December 31, 2010 compared to $7.2 million as of December 31, 2009. Non-accrual loans continue to be concentrated in commercial loans. Non-accrual commercial loans have increased by $9.7 million to $14.6 million as of December 31, 2010.

Non-performing assets consist of non-accrual loans, renegotiated loans and other real estate owned. As of December 31, 2010, total non-performing assets reached $21.8 million compared to $9.5 million as of December 31, 2009. Approximately 84% of the increase in non-performing loans from December 31, 2009 to December 31, 2010 is comprised of four relationships. As of December 31, 2010, other real estate owned was $2.8 million compared to $2.3 million as of December 31, 2009.

Total non-performing assets are summarized as follows:

(Dollars in Thousands)	2010	2009	2008	2007	2006
Non-accrual loans
Commercial	$14,635	$4,897	$3,774	$3,005	$1,149
Real estate	2,209	1,848	2,468	905	—
Consumer	1,376	452	519	286	209

Total non-accrual loans	18,220	7,197	6,761	4,196	1,358
Other impaired loans, accruing interest	7,077	4,702	—	—	—

Total impaired loans	25,297	11,899	6,761	4,196	1,358

Total non-accrual loans	18,220	7,197	6,761	4,196	1,358
Renegotiated loans	719	—	—	—	—

Total non-performing loans	18,939	7,197	6,761	4,196	1,358
Other real estate, net	2,826	2,261	160	235	10

Total non-performing assets	$21,765	$9,458	$6,921	$4,431	$1,368

Non-performing loans as a % of total loans	1.80%	0.70%	0.66%	0.48%	0.20%
Allowance for loan losses as a % of non-performing loans	98%	250%	242%	323%	761%

The amount of interest income which would have been recorded under the original terms for total loans classified as non-accrual was $1.2 million in 2010, $579,000 in 2009 and $527,000 in 2008. Amounts actually collected and recorded as interest income for these loans were $738,000 in 2010, $326,000 in 2009 and $511,000 in 2008.

As of December 31, 2010, total impaired loans reached $25.3 million, which includes non-accrual loans of $18.2 million and three loans totaling $7.1 million that were deemed impaired due to management’s expectation that the borrowers would not be able to satisfy the contractual obligations due to a decline in the collateral values. Of the total impaired loans, $17.6 million required specific reserves due to shortfalls in collateral value. Centra reserved $4.4 million for impaired loans as of December 31, 2010. As of December 31, 2009, total impaired loans were $11.9 million, which include non-accrual loans of $7.2 million and one loan for $4.7 million that was deemed impaired due to management’s expectation that the borrower would not be able to satisfy the contractual obligation due to a decline in the collateral value. Of the total impaired loans, $7.7 million required specific reserves due to shortfalls in collateral value. Centra reserved $2.5 million for impaired loans as of December 31, 2009.

In addition, troubled debt restructurings (“TDRs”) are included in impaired loans. As of December 31, 2010, Centra renegotiated terms on three loans with outstanding balances of $719,000 due to the financial difficulties of the borrower as management believes that the new terms serve the best interests of Centra Bank. Centra did not have any renegotiated loans as of December 31, 2009.

Accruing loans past due 30 days or more have increased to $11.0 million as of December 31, 2010 compared to $6.5 million as of December 31, 2009. As of December 31, 2010, only 1.05% of Centra’s total loan portfolio was past due 30 days or more. Commercial loans past due 30 days or more make up 53.25% or $5.9 million of the total loan delinquencies. Real estate loans past due 30 days or more comprise 36.97% or $4.1 million of the total loan delinquencies. As of December 31, 2009, only 0.64% of Centra’s total loan portfolio was past due 30 days or more. Commercial loans were past due or make up 33.11% or $2.2 million of the total loan delinquencies as of December 31, 2009. Real estate loans past due 30 days or more comprise of 53.39% or $3.5 million of the total loan delinquencies as of December 31, 2009.

Centra’s allowance methodology has continued to evolve as the Bank and our loan portfolio has matured. Prior to the recession, our methodology relied heavily upon eleven qualitative factors, peer data, and input from regulatory examiners to estimate variables that would cause loans in the portfolio to become non-performing and ultimately fail in the future. We believe that this approach was proper given the “startup” nature of Centra and the minimal loss experience incurred previous to the recession. As the economy has moved further through the economic cycle, the qualitative variables have manifested themselves into impaired loans for which individual credit reviews are performed and specific loss reserves established.

As we have continued to progress through the economic cycle, Centra has continued to refine its qualitative assessment and the related factors in response to changes in our markets. Centra believes that its allowance for loan losses is maintained at a level adequate to absorb any probable losses in its loan portfolio given the current information known to management. We continue to monitor, identify and provide for probable losses within the portfolio. Our qualitative factors continue to be a significant part of our applied methodology. In determining the allowance for loan losses, Centra segregates the loan portfolio by loan type: commercial, consumer and real estate loans. The following table reflects the allocation of the allowance for loan losses as of December 31:

(Dollars in Thousands)	2010	2009	2008	2007	2006
Allocation of allowance for loan losses at December 31:
Commercial	$12,448	$11,654	$9,323	$7,628	$6,236
Real estate	3,509	3,887	3,922	3,273	2,140
Real estate construction	142	187	320	276	152
Consumer	2,487	2,282	2,802	2,359	1,808

Total	$18,586	$18,010	$16,367	$13,536	$10,336

Percent of loans to total loans at December 31:
Commercial	76%	74%	72%	69%	65%
Real estate	17	18	19	19	24
Real estate construction	1	1	—	2	2
Consumer	6	7	9	10	9

Total	100%	100%	100%	100%	100%

Of the $18.6 million allowance for loan losses recorded on December 31, 2010, $12.4 million is allocated to commercial loans, $2.5 million is allocated to consumer loans, and $3.6 million is allocated to real estate loans. A specific reserve of $2.5 million is allocated to impaired loans, which is included in the commercial loan reserve allocation. Of the $18.0 million recorded on December 31, 2009, $11.7 million is allocated to commercial loans, $2.3 million is allocated to consumer loans, and $4.0 million is allocated to real estate loans. No specific reserve was allocated to impaired loans as of December 31, 2009.

Centra incurred net charge-offs totaling $4.8 million in 2010 and $4.0 million in 2009. Net charge-offs represented 0.47% of average loans outstanding in 2010 and 0.39% of average loans outstanding in 2009. While charge-offs have increased from prior years, Centra’s loss percentage continues to be well below peer levels. According to the FDIC’s Third Quarter 2010 Quarterly Banking Profile, banks $1-10 billion in asset size experienced net charge-offs as a percentage of average loans of 1.88%. During the fourth quarter 2010, Centra’s net charge-offs were $2.2 million or 46.53% of total charge offs for the entire year. The net charge-offs in the fourth quarter, which related to certain commercial loans deemed uncollectible that had been previously identified as impaired and provisioned for, increased the historical loss rates utilized in management’s analysis. As a result of these losses and continued declines in credit quality as evidenced by a further increase in loans past due 30 days or more Centra recognized an increase in the allowance for loans losses as of December 31, 2010 and a larger provision for the fourth quarter, of $2.5 million. These higher amounts of charge-offs and provision expense for 2010, especially in the fourth quarter, reflect a weakened credit environment due to a deterioration of economic conditions. During the fourth quarter 2009, Centra’s net charge-offs were $1.7 million or 42.19% of total charge offs for the entire year.

As described earlier, management records the provision for credit losses as a result of its analysis of the adequacy of the allowance for loan losses and the overall management of inherent credit risks. During 2010,

Centra recorded a provision for credit losses of $5.1 million related to on balance sheet loans and negative provision of $286,000 for unused off balance sheet commitments. The negative provision for off balance sheet commitments represents a decrease in the overall amount of unused commitments available and thus exposure to credit risk. This compares to a provision for credit losses in 2009 of $5.7 million for on balance sheet loans and a negative provision of $17,000 for unused off-balance sheet commitments. The increase in provision for credit losses were necessary to adequately reserve for the deteriorating economic conditions and weakening loan quality as well as an increase in charge-offs.

The allowance for loan losses related to unused off balance sheet commitments and its activity is as follows:

(Dollars in Thousands)	2010	2009	2008	2007	2006
Balance, January 1	$1,460	$1,477	$1,507	$1,167	$670
Provision	(286)	(17)	(30)	340	497

Balance, December 31	$1,174	$1,460	$1,477	$1,507	$1,167

Non-Interest Income

Fees related to real estate loans sold in the secondary market, deposit accounts, and electronic banking services generate the core of Centra Bank’s non-interest income. Non-interest income totaled $9.0 million in 2010 compared to $7.9 million in 2009. This increase is mainly driven by an improvement of $754,000 in service charge and other service charges and fees plus an increase of $482,000 from financial services in 2010.

Service charges on deposit accounts increased to $4.1 million in 2010 from $3.7 million in 2009. This growth was the direct result of the corresponding increase in deposit accounts, the number of occurrences of overdraft activity, and to a lesser extent, certain fee changes.

Other service charges and fees increased to $2.9 million in 2010 from $2.5 million in 2009 and include Visa and MasterCard related fees associated with an expanded card base. This increase resulted from the combination of growth of accounts, occurrence of transactions in the deposit portfolio of Centra, and a renegotiated contract in affect for the entire portion of 2009 related to a payments processor vendor.

Centra originates long-term, fixed or adjustable rate mortgage loans and sells them on the secondary market, servicing released. Centra’s mortgage banking income includes the recognition of fees received from the borrower and the market gain from the sale of the loan. Centra recognized $915,000 of income from selling those loans during 2010 compared to $1.4 million of such income in 2009. Approximately $61.7 million of loans were sold in 2010 compared to approximately $93.8 million in 2009. The decrease in the 2010 amounts is the result of a decline in secondary market loan origination volume compared to 2009 coupled with a change in the purchasers that Centra sells loans to on the secondary market.

Management will continue to explore new methods of enhancing non-interest income. Other traditional and non-traditional financial service products are analyzed regularly for potential inclusion in Centra’s product mix.

Non-Interest Expense

In 2010, total non-interest expense reached $36.5 million compared to $33.4 million in 2009. The level of non-interest costs is indicative of Centra’s continued growth in the number of customers served, the number of banking offices operated, and the number of personnel and technology to support the growth.

Salaries and benefits expense totaled $18.4 million in 2010 compared to $15.6 million in 2009. Centra incurred higher stock compensation expense related to options granted during the first and second quarters of 2010, salary compensation expense, and increased levels of benefits provided to employees. Management will continue to strive to find new ways of increasing efficiencies and leveraging its resources, while effectively optimizing customer service.

Occupancy expense totaled $3.1 million in 2010 compared to $2.8 million in 2009. The increase in occupancy expense is primarily the net result of branch renovations at several offices throughout our delivery channels. Included in these totals is depreciation expense of $740,000 in 2010 and $617,000 in 2009. Lease expense totaled $1.2 million in 2010 compared to $1.1 million in 2009.

Equipment expense totaled $2.2 million in 2010 compared to $2.3 million in 2009. Depreciation expense on furniture, fixtures, and equipment constituted $1.4 million in 2010 compared to $1.5 million in 2009. Equipment depreciation reflects Centra’s commitment to technology including investments that improve service delivery channels to our customers and operational efficiency.

Advertising costs totaled $1.6 million in 2010 and 2009. Centra has increased its marketing in Hagerstown, Maryland and Fayette County, Pennsylvania due to the unprecedented opportunities in those markets while reducing efforts in more mature markets. Centra believes our marketing approach resulted in market awareness of the Centra name and our long standing customer service philosophy.

Professional fees totaled $1.2 million in 2010 compared to $934,000 in 2009. This expense includes legal, accounting and consulting fees paid related to Centra’s operations. The increase is the result of legal expenses incurred related to the proposed merger involving United Bankshares.

Data processing costs totaled $2.6 million in 2010 compared to $2.5 million in 2009. Data processing costs have remained consistent with prior periods despite the overall increase in the number of accounts largely due to our efforts in renegotiating our core vendor contract in the fourth quarter of 2009.

Other outside services totaled $909,000 in 2010 compared to $1.0 million in 2009. This decrease is primarily due to a decline in correspondent bank fees, ATM Network fees, and courier services.

Regulatory assessment expense totaled $1.7 million in 2010 compared to $1.9 million in 2009. Regulatory assessment expense was higher in 2009 than 2010 because the FDIC applied a special “one time” assessment to all member banks in the third quarter of 2009 in order to recapitalize the regulatory insurance funds. This fee is in addition to the normal regulatory assessment required by the FDIC.

Centra’s key non-interest expense initiative is to maintain an acceptable level of non-interest expense and operating efficiency. The financial services industry uses the efficiency ratio (total non-interest expense as a percentage of the aggregate of net interest income and non-interest income, excluding security transactions and purchase accounting adjustments) as a key indicator of performance. Centra’s efficiency ratio was 66.2% in 2010 compared to 63.2% in 2009.

Income Taxes

Centra incurred income tax expense of $4.1 million in 2010 and $4.0 million in 2009. As a result, Centra’s effective income tax rate, including both federal and state income taxes was 33.4% in 2010 and 2009.

Return on Assets

Centra’s return on average assets (“ROA”) was 0.60% in 2010, 0.65% in 2009, and 0.57% in 2008. This measure has decreased from prior years reflecting the increased within average assets from prior year.

Return on Equity

Centra’s return on average shareholders’ equity (“ROE”) was 6.36% in 2010, 7.71% in 2009, and 7.21% in 2008. This measure has decreased from prior year as a result of the capital raised during the first half of 2010.

Centra Bank is considered well-capitalized under regulatory and industry standards of risk-based capital. See Note 13 of Notes to the Consolidated Financial Statements attached to this proxy statement/prospectus.

2009 Compared to 2008

During 2008, net interest income increased by $3.2 million or 8.2% to $43.2 million in 2009 from $40.0 million in 2008. This increase is due to growth in core average earning assets, while managing the cost of funds of interest-bearing liabilities. Average total loans grew to $1.0 billion in 2009 from $962.4 million in 2004. As a result of the decline in interest rates, total interest income decreased by $4.5 million or 6.4% to $64.9 million in 2009 from $69.4 million in 2008.

Average interest-bearing liabilities, mainly deposits, likewise increased in 2009 by $53.4 million. Average interest-bearing deposits grew to $922.3 million in 2009 from $865.6 million in 2008. Primarily as a result of the decline in interest rates, total interest expense decreased by $7.7 million, or 26.1%, to $21.7 million in 2009 from $29.4 million in 2008.

The provision for credit losses was $5.7 million in 2009 compared to $5.2 million in 2008. This increase was a result of continued growth in the loan portfolio and deteriorating general economic conditions during that time. Centra incurred net charge-offs of $4.0 million in 2009 and $2.4 million in 2008. During the year, non-accrual loans increased by $436,000 to $7.2 million at December 31, 2009 compared to $6.8 million at December 31, 2008. Centra had other real estate owned of $2.3 million as of December 31, 2009 and $160,000 as of December 31, 2008. As of December 31, 2009, Centra had delinquent loans of $6.5 million and $6.3 million as of December 31, 2008. The overall increase in delinquencies is attributable to deteriorating general economic conditions and its impact on our customers.

Non-interest income is comprised of fees related to real estate loans sold on the secondary market, deposit accounts, and electronic banking services. Non-interest income totaled $7.9 million in 2009 compared to $7.8 million in 2008. This increase is primarily related to additional fee income related to core growth of deposits and growth related to other service charges and fees.

In 2009, total non-interest expense reached $33.4 million compared to $32.8 million in 2008. The level of non-interest costs is indicative of Centra’s continued growth in the number of customers served, the number of banking offices operated, and the number of personnel and technology to support the growth.

Centra incurred income tax expense of $4.0 million in 2009 and $3.2 million in 2008. As a result, Centra’s effective income tax rate, including both federal and state income taxes, was 33.4% in 2009 to 33.1% in 2008. Centra’s effective tax rate declined from the prior year due to the expansion of Centra’s tax free investment portfolio.

Overview of the Statement of Condition

Centra’s balance sheet at December 31, 2010, reflects the dynamic growth of the organization. Total assets grew to $1.4 billion as of December 31, 2010 from $1.3 billion as of December 31, 2009, which is an increase of 6.31% or $81.5 million. The majority of the asset growth was a result of improved liquidity. Federal funds sold increased to $116.2 million in 2010 compared to $68.8 million in 2009.

Deposits grew to $1.2 billion at December 31, 2010, an increase of 4.79% or $53.4 million from $1.1 billion at December 31, 2009. Short-term borrowings, which are predominately repurchase agreements with customers, decreased by $3.2 million to $37.6 million as of December 31, 2010 from $40.8 million as of December 31, 2009.

Shareholders’ equity increased by approximately $30.7 million to $135.8 million as of December 31, 2010 due to the net income recognized for 2010 and as a result of equity received from the exercise of certain stock options and stock issued through the dividend reinvestment plan.

Cash and Cash Equivalents

Centra’s cash and cash equivalents totaled $123.6 million at December 31, 2010, compared to $74.6 million at December 31, 2009, an increase of $49.0 million resulting from strong deposit growth.

Management believes the current balance of cash and cash equivalents adequately serves Centra’s liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity demands. Management believes the liquidity needs of Centra are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and nontraditional funding sources, and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable Centra to meet cash obligations as they come due.

Available-for-sale Securities

Available-for-sale securities totaled $130.0 million at December 31, 2010, compared to $131.5 million at December 31, 2009. Government-sponsored agency securities comprise the majority of the portfolio. Centra does not hold any single issue or pooled trust preferred securities, perpetual preferred equity securities or any securities collateralized by sub-prime loans.

All of Centra’s investment securities are classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for Centra in terms of selling securities as well as interest rate risk management opportunities. At December 31, 2010, the amortized cost of Centra’s investment securities was $1.5 million less than the fair value resulting in unrealized appreciation in the investment portfolio.

Throughout the year, Centra evaluated all investment securities with material unrealized losses for impairment. During the fourth quarter 2010, Centra recognized an other-than-temporary impairment loss of $72,000 on an equity security.

Other investments totaled $4.0 million as of December 31, 2010 compared to $2.9 million as of December 31, 2009. Other investments are carried at cost and include Federal Home Loan Bank stock.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Asset/Liability Committee (“ALCO”) meetings. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for Centra. Through active balance sheet management and analysis of the investment securities portfolio, Centra maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.

Loans

Centra’s lending is primarily focused in the north central and the eastern panhandle areas of West Virginia, south western Pennsylvania, and western Maryland and consists principally of commercial lending, retail lending, which includes single-family residential mortgages, and consumer lending. Total loans remained relatively consistent with prior year and were $1.1 billion as of December 31, 2010 compared to $1.0 billion as of December 31, 2009 as demand from qualified borrowers continues to be soft compared to pre-recession levels.

Centra experienced slight growth during 2010 in the commercial loan portfolio. At December 31, 2010, commercial loans totaled 76.0% of Centra’s total loan portfolio and comprised the largest portion of the loan portfolio. Commercial loans totaled $799.5 million as of December 31, 2010, compared to $757.9 million at December 31, 2009. Management will continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards and risk/price balance.

Real estate loans to Centra’s customers (including real estate construction loans) account for the second largest portion of the loan portfolio, comprising 17.6% of Centra’s total loan portfolio. Real estate mortgage loans totaled $185.3 million as of December 31, 2010, compared to $189.8 million at December 31, 2009. Mortgage loans decreased as a function of customers choosing to pay down debt.

Included in real estate loans are home equity credit lines with outstanding balances totaling $45.3 million as of December 31, 2010, compared to $43.4 million at December 31, 2009. Management believes the home equity loans are competitive products with an acceptable return on investment after risk considerations. Residential real estate lending continues to represent a major focus of Centra’s lending due to the lower risk factors associated with this type of loan, and the opportunity to provide additional products and services to these consumers at reasonable yields to Centra.

Consumer lending continues to be an ancillary part of Centra’s strategy and is not considered a core product. At December 31, 2010, consumer loan balances totaled $67.1 million compared to $75.1 million at December 31, 2009. Consumer loans declined from prior year due to payments on existing loans resulting in a decrease in the outstanding balances.

The following table provides additional information about Centra’s loans:

Loan Portfolio Analysis:

(Dollars in Thousands)	2010	2009	2008	2007	2006
Year-end balances:
Commercial, financial, and agricultural	$799,477	$757,901	$743,052	$604,319	$448,885
Real estate	178,050	181,117	180,109	171,335	167,354
Real estate construction	7,222	8,697	14,696	14,465	11,894
Consumer	67,108	75,137	87,355	86,057	65,387

Total	$1,051,857	$1,022,852	$1,025,212	$876,176	$693,520

Average total loans	$1,023,516	$1,028,844	$962,458	$778,724	$576,482
Average allowance for loan losses	(18,416)	(16,859)	(14,817)	(11,282)	(9,095)

Average loans, net of allowance	$1,005,100	$1,011,985	$947,641	$767,442	$567,387

The data below has been compiled based upon loan repricing date. Repricing intervals are typically more frequent.

Loan Repricing:

(Dollars in Thousands)	December 31, 2010
Loan Type	Due in One Year or Less	Due after One Year Through Five Years	Due After Five Years	Total
Commercial loans:
Fixed	$46	$73,964	$3,841	$77,851
Variable	4,748	84,979	631,899	721,626

	4,794	158,943	635,740	799,477
Real estate loans:
Fixed	—	15	41,837	41,852
Variable	—	541	142,879	143,420

	—	556	184,716	185,272
Consumer loans:
Fixed	8,132	23,818	34,858	66,808
Variable	4	—	296	300

	8,136	23,818	35,154	67,108

Total	$12,930	$183,317	$855,610	$1,051,857

Loan Concentration

At December 31, 2010, commercial loans comprised the largest component of the loan portfolio. While Centra Bank has concentrations of its loan portfolio in the building, developing, and general contracting industry, coal mining, clothing retail, leasing of real estate, and the hotel/motel areas, these concentrations are comprised of loans to various borrowers in various geographic areas and are not considered detrimental to Centra Bank. In addition, new loans in these areas of concentration are subject to more stringent underwriting guidelines.

Funding Sources

Centra considers a number of alternatives, including but not limited to deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for Centra, totaling $1.2 billion, or 95.30% of Centra’s funding sources at December 31, 2010.

Non-interest-bearing deposits remain a core funding source for Centra. At December 31, 2010, non-interest-bearing balances totaled $160.1 million compared to $155.7 million at December 31, 2009. Management intends to continue to focus on maintaining its base of low-cost funding sources, through product offerings that benefit customers who increase their relationship with Centra by using multiple products and services. Average non-interest-bearing deposits totaled $153.7 million during 2010 compared to $137.8 million during 2009.

Interest-bearing deposits totaled $1.0 billion at December 31, 2010, compared to $958.7 million at December 31, 2009. Average interest-bearing liabilities were $1.0 billion during 2010 compared to $989.0 million during 2009. Management will concentrate on balancing deposit growth while maintaining net interest margin to meet Centra’s strategic goals.

Maturities of Certificates of Deposit $100,000 or More:

(Dollars in Thousands)	2010	2009
Under 3 months	$74,433	$77,015
3 to 12 months	84,285	119,721
Over 12 months	74,998	74,829

Total	$233,716	$271,565

Along with traditional deposits, Centra has access to both short-term and long-term borrowings to fund its operations and investments. Centra’s short-term borrowings consist of short-term, overnight borrowings, corporate deposits held in overnight repurchase agreements and retail funds such as term repurchase agreements. At December 31, 2010, short-term borrowings totaled $37.6 million compared to $40.8 million in 2009. The balance of short-term borrowings as of December 31, 2010 only includes corporate deposits held in overnight repurchase agreements and has declined due to typical fluctuations in individual customer accounts.

Capital/Shareholders’ Equity

During the year ended December 31, 2010, shareholders’ equity increased approximately $30.7 million or 29.2% to $135.8 million. This increase resulted primarily from the $20.6 million raised during the stock offering, Centra’s $8.2 million net income for the year, $2.8 million from the exercise of stock options and $1.1 million from shares issued through the dividend reinvestment program. Through cash dividends, Centra provided shareholders with approximately $2.3 million of earnings in 2010.

As a result of record earnings and strong growth in 2010, the Board of Directors of Centra declared four quarterly dividends of $0.05 for the first quarter and $0.08 for the second, third and fourth quarters, for a year to date dividend of $0.28 per share. The fourth quarter dividend was declared on December 2, 2010, with a record date of December 17, 2010 and was payable on January 3, 2011.

At December 31, 2010, accumulated other comprehensive income totaled $896,000, a decrease of $643,000 from December 31, 2009. This represents net unrealized gains on available-for-sale securities, net of income taxes, at December 31, 2010. Because all of the investment securities in Centra’s portfolio are classified as available-for-sale, both the investment and equity sections of Centra’s balance sheet are more sensitive to the changing market values of investments.

Centra has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established “risk-based” capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning Centra’s risk-based capital ratios can be found in Note 13 of the Notes to the Consolidated Financial Statements. At December 31, 2010, Centra and its banking subsidiary’s risk-based capital ratios were above the minimum standards for a well-capitalized institution. Centra’s risk-based capital ratio of 14.9% at December 31, 2010, is above the well-capitalized standard of 10%. Centra’s Tier 1 capital ratio of 13.7% also exceeded the well-capitalized minimum of 6%. The leverage ratio at December 31, 2010, was 10.1% and was also above the well-capitalized standard of 5%. Management believes Centra’s capital continues to provide a strong base for profitable growth.

Liquidity and Interest Rate Sensitivity

The objective of Centra’s asset/liability management function is to maintain consistent growth in net interest income within Centra’s policy guidelines. This objective is accomplished through management of Centra’s balance sheet liquidity and interest rate risk exposure based on changes in economic conditions, interest rate levels, and customer preferences.

Interest Rate Risk

The most significant market risk resulting from Centra’s normal course of business, extending loans and accepting deposits, is interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes which can impact both the earnings stream as well as market values of financial assets and liabilities. Centra’s management has charged the Asset/Liability Committee (ALCO) with the overall management of Centra and its subsidiary bank’s balance sheets related to the management of interest rate risk. The ALCO strives to keep Centra focused on the future, anticipating and exploring alternatives, rather than simply reacting to change after the fact.

The ALCO has established an interest risk management policy that sets the minimum requirements and guidelines for monitoring and controlling the level and amount of interest rate risk. The objective of the interest rate risk policy is to encourage management to adhere to sound fundamentals of banking while allowing sufficient flexibility to exercise the creativity and innovations necessary to meet the challenges of changing markets. The ultimate goal of these policies is to optimize net interest income within the constraints of prudent capital adequacy, liquidity, and safety.

The ALCO relies on different methods of assessing interest rate risk including simulating net interest income, monitoring the sensitivity of the net present market value of equity or economic value of equity, and monitoring the difference or gap between maturing or rate-sensitive assets and liabilities over various time periods. The ALCO places emphasis on simulation modeling as the most beneficial measurement of interest rate risk due to its dynamic measure. By employing a simulation process that measures the impact of potential changes in interest rates and balance sheet structures, and by establishing limits on changes in net income and net market value, the ALCO is better able to evaluate the possible risks associated with alternative strategies.

The simulation process starts with a base case simulation which represents projections of current balance sheet growth trends. Base case simulation results are prepared under a flat interest rate forecast and at least two alternative interest rate forecasts, one rising and one declining, assuming parallel yield curve shifts. Comparisons showing the earnings variance from the flat rate forecast illustrate the risks associated with the current balance sheet strategy. When necessary, additional balance sheet strategies are developed and simulations prepared. These additional simulations are run with the same interest rate forecasts used with the base case simulation and/or using non-parallel yield curve shifts. The additional strategies are used to measure yield curve risk, prepayment risk, basis risk, and index lag risk inherent in the balance sheet. Comparisons showing the earnings and equity value variance from the base case provide the ALCO with information concerning the risks associated with implementing the alternative strategies. The results from model simulations are reviewed for indications of whether current interest rate risk strategies are accomplishing their goal and, if not, suggest alternative strategies that could. The policy calls for periodic review by the ALCO of assumptions used in the modeling.

The ALCO believes that it is beneficial to monitor interest rate risk for both the short and long-term. Therefore, to effectively evaluate results from model simulations, limits on changes in net interest income and the value of the balance sheet will be established. The ALCO has determined that the earnings at risk of Centra Bank shall not change more than 7.5% from base case for each 1.0% shift in interest rates. Centra is in compliance with this policy as of December 31, 2010. The following table is provided to show the earnings at risk and value at risk positions of Centra as of:

(Dollars in Thousands)

Immediate Interest Rate Change (in Basis Points)	2010 Estimated Increase (Decrease) in Net Interest Income		2009 Estimated Increase (Decrease) in Net Interest Income
300	548	1.13%	(1,572)	(3.43%)
200	172	0.36%	(1,239)	(2.71%)
100	16	0.03%	(673)	(1.47%)
(100)	(1,567)	(3.24%)	1,862	4.07%

Liquidity

Maintenance of a sufficient level of liquidity is a primary objective of the ALCO. Liquidity, as defined by the ALCO, is the ability to meet anticipated operating cash needs, loan demand, and deposit withdrawals, without incurring a sustained negative impact on net interest income. It is Centra’s practice to manage liquidity so that there is no need to make unplanned sales of assets or to borrow funds under emergency conditions.

The main source of liquidity for Centra comes through deposit growth. Centra is also a member of the Certificate of Deposit Account Registry Services (“CDARs’) network. This program is designed to allow customers to make large deposits while remaining fully insured by the FDIC. The deposited money is invested in multiple short term certificates of deposits at various financial institutions also participating in the CDARs network. Each certificate of deposit is under the FDIC insurance limit. Therefore, the customer’s deposit is fully insured. As of December 31, 2010, Centra had total deposits in CDARs of $25.8 million compared to $20.9 million as of December 31, 2009.

Liquidity is also provided from cash generated from investment maturities, principal payments from loans, and income from loans and investment securities. During the year ended December 31, 2010, cash provided by financing activities totaled $72.0 million, while outflows from investing activities totaled $38.1 million. When appropriate, Centra has the ability to take advantage of external sources of funds such as advances from the Federal Home Loan Bank (FHLB), the Federal Reserve Bank, CenterState Bank, national market repurchase agreements, and brokered funds. These external sources often provide attractive interest rates and flexible maturity dates that enable Centra to match funding with contractual maturity dates of assets. Securities in the investment portfolio are classified as available-for-sale and can be utilized as an additional source of liquidity.

Substantially all of Centra’s assets relate to banking and are monetary in nature. Therefore, they are not impacted by inflation in the same manner as companies in capital-intensive industries. During a period of rising prices, a net monetary asset position results in loss in purchasing power, and conversely, a net monetary liability position results in an increase in purchasing power.

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

Centra has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2010. Further discussion of these commitments is included in Note 11 to the consolidated financial statements.

	PAYMENTS DUE IN
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
(Dollars in Thousands)
Commitments to extend credit:
Commercial	$69,829	$4,306	$112	$3,079	$77,326
Residential real estate	55,983	10,391	1,198	813	68,385
Revolving home equity lines	100	43	—	46,759	46,902
Standby letters of credit	11,540	17,387	6,144	69	35,140
Net commitments to sell mortgage loans	7,411	—	—	—	—

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the notes to the consolidated financial statements.

	PAYMENTS DUE IN
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
(Dollars in Thousands)
Deposits without a stated maturity (a)	$715,649	$—	$—	$—	$715,649
Consumer certificates of deposits (b)	288,176	126,808	37,581	—	452,565
Federal funds borrowed and security repurchase agreements (b)	37,622	—	—	—	37,622
Long-term debt (b)	454	908	908	28,847	31,117
Operating leases	1,424	2,460	2,349	4,217	10,450

(a)	Excludes interest
(b)	Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2010. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Centra’s operating lease obligations represent short- and long-term lease and rental payments for facilities, certain software, and data processing and other equipment. See further discussion in Note 6.

Centra also has obligations under its supplemental retirement agreements with key executive officers. The cost for these agreements is being accrued over the period of active service of the executives. See further discussion in Note 15.

Fourth Quarter

Centra’s fourth quarter net income available to common shareholders was $1.2 million in 2010 compared to $935,000 in the fourth quarter of 2009. This equated to basic earnings per share, on a quarterly basis, of $0.15 in 2010 and $0.13 in 2009. For the fourth quarter 2010 and 2009, diluted earnings per share were $0.14 and $0.12, respectively. Net income increased in the fourth quarter 2010 compared to the fourth quarter 2009, due to lower provision for loan loss expense. Net interest income was $11.7 million in the fourth quarter of 2010 compared to $11.2 million in 2009. Provision for loan losses was $2.5 million in the fourth quarter of 2010 compared to $3.2 million in the fourth quarter of 2009. Non-interest income was $2.4 million in the fourth quarter of 2010 compared to $2.0 million in the fourth quarter of 2009. Non-interest expense increased to $9.7 million for the fourth quarter of 2010 from $8.8 million in 2009. Non-interest expense increased for the fourth quarter 2009 as a result of higher salary and employee benefit costs, occupancy costs, and more professional fees than in the prior year. In addition, Centra recorded income tax expense of $721,000 at an effective rate of 37.0% in the fourth quarter of 2010 compared to $317,000 at an effective rate of 25.3% in the fourth quarter of 2009.

Directors of the Surviving Corporation

The following paragraphs provide information as of the date hereof about each nominee for United Bankshares’ board of directors. The information presented includes information provided by each director nominee about positions held, principal occupation and business experience for the past five years or more. With respect to each director nominee, the biographical description below also includes the specific experience, qualifications, attributes and skills that led to the conclusion by United Bankshares that such person should serve as a director of the surviving corporation.

Name	Age	Position	Principal Occupation (Past Five Years)
Douglas J. Leech	56	Director	Chairman, President Centra Financial Holdings, Inc. President Centra Bank, Inc.
Mark Nesselroad	55	Director	Chief Executive Officer of Glenmark Holding L. L. C. (Real Estate Development)

Douglas J. Leech founded Centra Bank and has served as the President and CEO of Centra and chairman of the board of directors since 1999. Mr. Leech is a graduate of Penn State University with a Bachelor of Science in Business Administration. He has approximately 30 years of banking experience. Prior to Centra’s organization, Mr. Leech held a variety of positions at Huntington National Bank, including CEO, president — southeast region and chief operating officer. Mr. Leech is also a member of Mylan Inc. Board of Directors and serves as the chair of Mylan’s Audit Committee and its Corporate Governance and Nominating Committee, and participates on its Finance committee. Mr. Leech is a former Chair of the West Virginia University Board of Governors, and has served on over 30 other boards ranging from major hospital systems to charitable organizations. Mr. Leech’s vision and dedication to Centra has been paramount in Centra’s success and growth since inception. His extensive banking experience and long tenure with Centra qualifies him to serve and he is a valuable member of the Centra board of directors.

Mark Nesselroad a current director of Centra, has been selected to serve on the Board of Directors of United Bankshares. Mr. Nesselroad has served as a director of Centra since 2003. He is currently, and has been for more than five years, the Chief Executive Officer of Glenmark Holding L.L.C., a real estate development company. Mr. Nesselroad currently serves on Centra’s executive committee, audit committee, finance committee, and compensation committee, of which he is chairman. Mr. Nesselroad is not a director of any other company whose securities are registered under the Securities Exchange Act of 1934, and Mr. Nesselroad is not related to any officers or other directors of Centra.

Compensation Discussion and Analysis

Centra’s Compensation Committee of the Board of Directors (sometimes referred to in this Compensation Discussion and Analysis as the “Committee”) establishes compensation policies, plans, and programs to accomplish three objectives:

•	to keep, incent, and reward highly capable and well-qualified executives;

•	to focus executives’ efforts on increasing long-term stockholder value; and

•	to reward executives at levels which are competitive with the marketplace for similar positions and consistent with the performance of each executive and of Centra.

The compensation structure for Centra’s employees emphasizes variable pay based on performance. Further, Centra’s Executive Compensation Program is designed to reward an individual’s success in meeting and exceeding performance goals in various leadership functions, coupled with the ability to enhance long-term shareholder value. Some of the key elements in considering an executive’s level of success are the executive’s: (i) effectiveness as it relates to the overall financial, operational, and strategic goals of Centra; (ii) the individual’s level of responsibility and the nature and scope of these responsibilities; (iii) contribution to Centra’s financial results; (iv) effectiveness in leading initiatives to increase customer value and overall productivity; (v) contribution to Centra’s commitment to corporate responsibility, as well as, compliance with applicable laws, regulations, and the highest ethical standards; and (vi) commitment to community service and leadership.

Elements of Compensation

Centra’s executive compensation program includes the following elements:

•	Annual Compensation which is comprised of base salary, cash bonus, and other annual types of compensation; and

•

Long-Term Compensation which includes the award of stock options, a cash-based long-term incentive plan tied to achievement of multi-year performance financial objectives (in which only the CEO participates), 401(k) matching contributions, and similar long-term compensation.

The Committee independently evaluates the performance of the CEO and Centra Bank to assist it in making pay decisions for the CEO and uses Buck Consultants as information sources for this evaluation. Further, the Committee reviews the compensation practices of a banking peer group and the performance of both this peer group and a broad spectrum of banking organization similar in scope to Centra to help the Committee in evaluating pay and performance for the CEO of Centra Bank. The peer group was chosen by the Committee based on a review of community banks generally located in a similar geographic area as Centra. The broader peer group, which is used primarily to give the Committee a better understanding of the performance of the banking sector in the U.S., consists of all banks with assets ranging from $1 billion to $3 billion in assets.

Annual Compensation

Each compensation element is specifically designed to meet the objectives outlined above. As such, in determining the annual compensation budget for 2010, and in fixing levels of executive compensation, the committee considered:

•

Centra’s performance relative to improving asset quality and its growth of earning assets such as loans, growth in deposits, along with growth in corresponding income statement line items such net interest income and related fee income. Further, consideration was given to the overall profitability of Centra. Each of these items were compared against Centra’s “peers” which is defined as all banks within the United States with assets between $1-3 billion. As of December 31, 2010, this was approximately 325 banks.

•	the relative individual performance of the executive.

Base Salary

In establishing a base salary for the CEO, the following factors were considered: (i) the duties, complexities, specialization, and responsibilities of the position; (ii) the level of experience and/or training required; (iii) the impact of the executive’s decision-making authority; and (iv) the compensation for positions having similar scope and accountability within and outside of Centra.

Centra utilizes data compiled from its peer group in connection with consultation with various outside consultants to benchmark base salary, incentive compensation, equity awards along with other benefits provided that comprise overall executive compensation. Centra believes that executive talent extends beyond its direct competitors and industry, therefore the data includes a broad comparison group. While benchmarking provides a very useful tool, the Compensation Committee understands that an effective compensation program is based primarily on performance; therefore, adjustments to base salary benchmarks are driven primarily by individual performance.

Annual Incentive Compensation

The Compensation Committee believes that incentive-based compensation helps to align the overall goals of Centra with the individual goals of the CEO. Centra provides the opportunity for the CEO to earn annual incentive compensation, which is awarded in the form of cash bonuses (primarily at the end of the fiscal year). Each award is based on the achievement of Company-wide and departmental goals, together with individual performance objectives and is approved by the Compensation Committee.

Other Annual Compensation

The CEO also has the opportunity to receive annual compensation in the form of participation in supplemental executive retirement plans. Centra believes that this type of compensation provides a unique benefit that encourages loyalty and dedication.

Mr. Leech also has been granted the use of company-owned vehicles. The use of the company-owned vehicles also provides an expense saving opportunity, as these vehicles are used by other employees for business-related travel as needed, helping to reduce out-of-pocket travel expenses.

Long-Term Compensation

The Compensation Committee continually strives to achieve a balance between promoting strong annual growth and ensuring long-term viability and success. To reinforce the importance of balancing these views, executives are provided both short-term and long-term incentives.

Stock Options

The Committee believes that stockholder value of Centra can be further increased by aligning the financial interests of Centra’s key executives with those of its stockholders. Awards of stock options pursuant to Centra’s Incentive Stock Option Plan (“ISOP”) are intended to meet this objective and constitute the long-term incentive portion of executive compensation. Participation in the ISOP is specifically approved by the Committee and consists of employees of Centra and its affiliate banks.

Under the ISOP, the option price paid by the executive to exercise the option is the fair market value of Centra common stock on the day the option is granted. Options granted typically have a four year vesting period. The executive may exercise the vested options any time within a 10-year period from the original grant date. The options gain value over that time only if the market price of Centra stock increases. The Committee believes the ISOP focuses the attention and efforts of executive management and employees upon increasing long-term stockholder value. The Committee awards options to key executives and employees in amounts it believes are adequate to achieve the desired objective and to retain executives. The total number of shares available for award in each plan year is specified in the ISOP. Grants for the Chief Executive Officer are recommended by the Compensation Committee and approved by the Board of Directors. Grants may be offered at any time during the year or may occur more frequently.

Centra’s stock option plan is a vital component of a total compensation program that is designed to recognize, motivate, and encourage Company leaders to sustain a high level of performance, which will ultimately enhance Centra’s long-term success.

Other Long-Term Compensation

Centra offers a variety of health and welfare programs to all eligible employees. Executives generally are eligible for the same benefit programs on the same basis as other employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. The health and welfare programs include medical, prescription, dental, and life insurance. Centra provides short-term and long-term disability coverage and basic life insurance to every full time employee, at no cost to the employee.

Centra offers a qualified 401(k) savings and retirement plan, and additionally offers a 4% matching contribution to each participating employee, including executives.

In addition to the benefits oriented programs described under this subsection, the CEO of Centra participates in a long-term cash incentive plan. This plan rewards the CEO for performance results measured over a three year period relative to a U.S. banking organizations similar in scope to Centra Bank using a range of performance measures such as return on equity, non-performing loans performance, and tangible capital ratio. The foundation for this plan is described in the following subsection entitled, 2008 Executive Bonus Plan.

2008 Executive Bonus Plan

On May 8, 2008, the shareholders of Centra approved, and Centra implemented the 2008 Executive Bonus Plan. The Bonus Plan is administered by the Compensation Committee and covers employees of Centra who are considered “Section 16 Officers” for purposes of the Securities Exchange Act of 1934, as amended, whom the Compensation Committee selects for participation. The Plan provides for two types of bonuses to be awarded: short-term incentive bonuses and long-term incentive bonuses.

Executive Compensation

Mr. Leech is Centra’s President and CEO. Mr. Leech’s compensation was established by the Compensation Committee without his input. The total remuneration payable to Mr. Leech from all sources (as presented in the Summary Compensation Table below) for 2010 was $2,228,159. This includes a base salary of $661,250, a short term incentive bonus payable for 2010 performance relative to specified goals of $208,050, a long-term incentive bonus payable in 2010 of $381,280, an additional bonus of $350,000 approved by the Centra board of directors to reward the CEO for contributions beyond expectations, additional delayed compensation attributable to equity awards and supplemental retirement benefits, and ongoing supplemental benefits as described in the Summary Compensation Table. The additional bonus was made in recognition of various factors including Centra’s earnings relative to the Keefe Bruyette & Woods Small to Mid Cap earnings projections for banking organizations, Centra’s continued regulatory excellence, the performance of Centra’s stock over 2010 relative to the industry, and Centra’s level of delinquent and nonperforming assets relative to its Peer Group.

The Compensation Committee of the Centra board of directors meets independently of the CEO to determine each component of pay and the total compensation for the CEO for recommendation to Centra’s board of directors. After careful consideration of Centra’s performance and the CEO’s contributions to Centra’s financial results and continued development, the Committee develops its initial proposal for the CEO’s pay package. The Committee utilizes a number of sources of information to assist in developing its proposals for the CEO’s base salary, short-term incentive, and long-term incentive for the year, including the following:

•	The Committee requests and receives information from Buck Consultants on competitive pay practices and trends as well as information on how other similar organizations are linking pay to performance;

•

The Committee, along with assistance from Centra Bank’s finance area, obtains a detailed quantitative assessment of the performance of Centra Bank relative to the financial goals that were established near the beginning of the year. The assessment compares Centra’s performance relative to prior years as well as to the performance of a broad group of banking organizations similar in scope to Centra Bank.

•	The Committee reviews the non-financial accomplishments of Centra Bank and the leadership contributions made by the CEO to the overall success and continued development of Centra Bank.

Once the Committee finalizes its proposals for the CEO pay package, it submits the CEO’s pay package for final approval by Centra’s full board of directors.

The committee recognizes that the CEO has overall responsibility for the performance of Centra. Therefore, Centra’s performance has a direct impact upon the CEO’s compensation. The compensation levels for each pay component set for Mr. Leech in 2010 were developed after reviewing information provided by Buck Consultants along with Centra’s analysis of compensation levels and performance relative to Centra’s peer group and a broader group of U.S. Banks with assets ranging from $1 billion to $3 billion. Other factors considered include long-range plan goals for earnings, asset quality, capital, liquidity, resource utilization, and the operational performance of Centra. Mr. Leech’s salary for 2010 was in the upper quartile of the peer group, which the Compensation Committee determined was appropriate, given Mr. Leech’s accomplishments, including that Centra Bank is in the 87th percentile of the banks formed in the United States in 2000 in terms of earnings growth since the year ended December 31, 2007, in light of the return on equity of Centra during 2010 and 2009, and the various national and local recognitions of Mr. Leech for his work at Centra. In addition, the benchmarking level of salary was taken into account by the Compensation Committee in determining maximum incentive opportunities for short-term compensation under the Executive Bonus Plan.

In 2010, the Compensation Committee selected two factors included in the Executive Bonus Plan for goals set forth in a short term incentive plan that included non performing assets to total assets and the tangible common equity ratio. As in previous years, a long term incentive plan was established that included non performing assets to total assets, return on equity and the tangible common equity After discussions with Buck Consultants and a review of Centra’s historical performance relative to the broad group of peer banking organizations similar in scope to Centra, these factors were assigned threshold, target and distinguished level of achievement and weighted in order to properly align the incentive compensation with the interests of Centra and its shareholders. The long-term bonus for Mr. Leech under the plan was targeted at 50% of his base salary. Any bonus awarded under the long-term incentive would be limited to 100% of Mr. Leech’s base pay and would be payable in 2012 unless otherwise ratably payable upon the event of a voluntary or involuntary termination.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) ($)(4)	Total ($)
Douglas J. Leech,	2010	661,250	350,000	254,600	589,330	327,214	45,765	2,228,159
President and Chief	2009	492,550	550,000	165,350	369,000	581,331	55,452	2,213,133
Executive Officer	2008	480,000	872,000	—	—	300,207	43,526	1,695,733

(1)	Represents special bonuses awarded by the Compensation Committee in recognition of a number of significant accomplishments during the relevant year.
(2)	Centra used the Black-Scholes option pricing model to calculate the estimated fair value of the options granted in 2010 and 2009. For Mr. Leech’s options granted in 2010, the weighted-average assumptions used were a risk-free interest rate of 3.4%, volatility of 0.1%, expected dividend rate of 1.2% and an expected life of 7 years. The weighted-average assumptions used were a risk-free interest rate of 3.6%, volatility of 0.1% and expected dividend rate of 0.2% and a weighted average expected life of options of 7 years for the options granted in 2009.

(3)	Includes $208,050 paid under the 2010 short-term incentive plan and $381,280 paid under the 2008 long-term incentive plan.
(4)	Includes life insurance premium payments and tax gross-up for insurance provided to Mr. Leech, group term life insurance coverage in excess of $50,000, reimbursement of payroll taxes related to Mr. Leech’s Supplemental Employee Retirement Plans, income reportable in compensation related to Mr. Leech’s Supplemental Employee Retirement Plans, personal use of a company-owned vehicle, and Centra’s matching 401(k) contribution.

Centra maintains two supplemental executive retirement plans (SERPs) covering Mr. Leech, which are summarized in the table and narratives below:

Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Douglas J. Leech	2000 Executive Supplemental Retirement Plan	Not applicable	5,810,812 (1)	None
2008 Supplemental Executive Retirement Plan

(1)	This is the combined actuarial present value of the two plans as of December 31, 2010. The present value was calculated assuming a discount rate of 5.75% and assuming that a portion of the benefit under the 2008 SERP was unvested. For further information regarding the plans and their associated liabilities, see footnote 15 Employee Benefit Plans in the 2010 Audited Financial Statements.

Potential SERP Payments Upon Termination or Change of Control

The following table sets forth the benefits which would have been payable as of December 31, 2010, to Mr. Leech under his 2000 Executive Supplemental Retirement Plan and 2008 Supplemental Executive Retirement Plan (SERPs) and the Endorsement Split Dollar Life Insurance Plan, under various scenarios. The amounts payable under the SERPs are as of December 31, 2010, and are no longer applicable, because of an amendment to the SERP agreements entered into between Centra and Mr. Leech on February 17, 2011. Please see “Payments Upon Termination or Change of Control” for discussions of payments due Mr. Leech under his employment agreement and of the amendments to the employment agreement and SERPs. Except for the effects of the split dollar benefit in the event of death, please note that only one of the following items would be due under these plans in the event of a Reason for Termination.

Reason for Termination	Douglas J. Leech ($)
Voluntary Termination, By Executive – Benefits under SERPs	14,031,250
Involuntary By Company Without Cause – Benefits under SERPs	20,350,765
Change in Control By Company Without Cause – Benefits Under SERPs	19,716,719
Death: Endorsement Split Dollar Plan Benefit	6,923,133
Death: Benefits under SERPs	12,803,075
Disability: Benefits under SERPs	19,716,719
By Company for Cause: Benefits under SERPs	14,031,250

The amounts shown for payments under the SERPs represent the combined actuarial present value of the two SERPs. The present value was calculated as of December 31, 2010, assuming a discount rate of 2.64% and assuming that the 2008 SERP was fully vested as of December 31, 2010, in accordance with Mr. Leech’s employment agreement. For information with respect to normal retirement benefits under the SERPs, see the Pension Benefits Table above.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise on Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Douglas J. Leech – 2010 STIP	3-22-10	—	219,000	438,000					100,000	$20	$254,600
2010 LTIP	3-22-10	—	330,630	661,250					—	—	—

These non-equity incentive plan awards are discussed above under the Executive Compensation section.

Outstanding Equity Awards at Fiscal Year-end

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Douglas J. Leech (1)	6,442	—	—	9.63	05-14-2013
	72,568	—	—	9.62	02-27-2015
	121,000	—	—	13.61	03-14-2017
	1,210	—	—	16.52	11-19-2017
	25,000	—	—	16.00	07-15-2019
	25,000	—	—	16.00	07-15-2019
	100,000	—	—	20.00	03-22-2020

(1)	All options were fully vested as of December 31, 2010.

Mr. Leech was granted options to purchase 6,442 shares of Centra on May 15, 2003, which vested immediately. Mr. Leech was granted options to purchase 72,568 shares on February 28, 2005, which vested immediately. Mr. Leech was granted options to purchase 121,000 shares on March 15, 2007, which vested as of December 31, 2007. Mr. Leech was granted options to purchase 1,210 shares on November 20, 2007, which vested immediately. Mr. Leech was granted options to purchase 50,000 shares on July 16, 2009. Those options vested as follows: July 16, 2009 – 25,000 shares; September 9, 2010 – 25,000 shares. Mr. Leech was granted options to purchase 100,000 shares on March 22, 2010, which vested immediately.

Director Compensation

The following table represents director compensation for 2010 for Mr. Leech and Mr. Nesselroad:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Douglas J. Leech	11,800	—	—	—	—	—	11,800
Mark R. Nesselroad	24,350	—	—	—	—	—	24,350

Retainers, meeting fees and equity compensation provided to directors generally are set so as to be comparable to the market median of the peer group. For 2010, directors received a $4,000 retainer, $400 for each board meeting attended, along with per meeting fees for committee participation which vary by committee.

Payments Upon Termination or Change of Control

CEO Employment Agreement. Centra and Centra Bank, the bank, have an employment agreement with Douglas J. Leech, Chairman, President and Chief Executive Officer of both Centra and the bank. The term of the agreement is five years unless extended. On each monthly anniversary date of the agreement, the agreement is automatically extended for one additional month, provided that on any monthly anniversary date either the bank or Mr. Leech may serve notice to the other to fix the term to a definite five-year period. In no event will the agreement be extended beyond his age 65. Under the agreement, Mr. Leech may voluntarily resign for any reason and receive 60% of his then current compensation for five years ($937,356 per year as of December 31, 2010), plus certain benefits which are subject to offset if Mr. Leech works on a full-time basis at a financial institution in a comparable position during such five-year period. The agreement provides for severance payments of 100% of his then current compensation for five years ($1,562,260 per year as of December 31, 2010), plus certain benefits, in the event Mr. Leech were actually or constructively terminated without just cause. The agreement also has a change of control provision whereby Mr. Leech may voluntarily terminate employment for any reason within 24 months after a change in control. For changes of control occurring within the first five years of the agreement, Mr. Leech would be entitled to receive 150% of his then current compensation for five years ($2,343,390 per year as of December 31, 2010), plus certain benefits. The benefits described above for each type of termination include continuation of certain health, welfare, and fringe benefits, grossed-up for taxes, for five years or for life in certain cases. As of December 31, 2010, the annual benefits for each type of termination compensation included country club dues, annual physical, life insurance premiums, and others with an estimated value of $29,458, plus a gross-up for taxes of $22,177. These benefits would be payable for five years. Mr. Leech would also receive transfer of his company car, currently valued at $48,020, plus a gross-up of taxes of $36,149 and health insurance for life (estimated annual value of $14,196 as of December 31, 2010), plus a gross-up for taxes (estimated annual value of $9,464 as of December 31, 2010). The agreement contains a gross-up for excise taxes that may apply under Section 4999 of the Internal Revenue Code. As discussed below, Mr. Leech has agreed to waive his right to a portion of the cash severance and other benefits under the employment agreement.

Mr. Leech’s 2000 SERP. Mr. Leech is eligible for supplemental retirement benefits under an Executive Supplemental Retirement Plan established for his benefit in 2000, and as further amended (the 2000 SERP). Under the 2000 SERP, upon retirement after age 65, Mr. Leech would receive a benefit equal to the balance in his pre-retirement account, payable in fifteen equal annual installments starting thirty days after his retirement date, plus an annual benefit equal to an “index retirement benefit” until his death. The “index retirement benefit” is equal to the excess of the annual earnings (if any) determined by the life insurance contract for that year less the after-tax “opportunity cost” for that year. The total annual benefit is guaranteed to be at least $150,000. Upon retirement after age 60 or earlier termination of employment for any reason before a change in control, Mr. Leech would receive benefits calculated and paid in the same manner, except that the guaranteed minimum would only continue for 15 years. As a result of a change in control, Mr. Leech would be entitled to the benefits he would otherwise receive upon retirement after age 65 and would remain eligible for all death benefits. Upon Mr. Leech’s death prior to having received the full balance of his pre-retirement account, the unpaid balance would be paid in a lump sum to his beneficiary. The plan and associated split-dollar life insurance agreement provides an additional death benefit minimum guarantee of $4.6 million, less certain other death benefit payments already received, excepting term or group term insurance benefits. Upon a change in control, vesting under the split dollar agreement occurs if Mr. Leech’s employment is subsequently terminated without cause. As discussed below, Mr. Leech has agreed to waive the death benefit guarantee.

Mr. Leech’s 2008 SERP. Mr. Leech is eligible for supplemental retirement benefits under a Supplemental Executive Retirement Plan established for his benefit in 2008, and as further amended (the 2008 SERP). Under the 2008 SERP, upon retirement after age 65, or upon Mr. Leech’s voluntary termination for any reason before a change in control, or in the event of termination for just cause, Mr. Leech would receive an annual benefit equal to 65% of the average total base salary and bonus he earned each year over the most recently-completed five calendar years prior to the calculation, subject to reduction pursuant to a vesting calculation if the bank terminates Mr. Leech for just cause. The amount of the benefit would be offset by 100% of social security and the employer-paid portion of his 401(k) plan, annuitized over 15 years. The benefit would be paid for a period of 15 years starting the month after his retirement, or starting five years after termination of employment in the case of voluntary termination before retirement. In the event of Mr. Leech’s involuntary termination (other than for just cause), death, or voluntary termination after a change in control, the amount of the benefit would be equal to 65% of 1.5 times the greatest of his current year compensation, his three-year average compensation or his five-year average compensation. The termination benefit would begin five years after termination and would be paid for a period of 15 years. Upon death during payment, the remaining payments up to 180 total payments would be made to Mr. Leech’s beneficiary. The 2008 SERP contains a gross-up for excise taxes that may apply under Section 4999 of the Internal Revenue Code.

Mr. Leech’s Agreement to Waive Certain Payments and Benefits. On February 17, 2011, Centra’s board of directors approved an amendment to Mr. Leech’s employment agreement, 2000 SERP, and 2008 SERP pursuant to which:

•

Mr. Leech waived all rights to cash severance and retirement benefits under the employment agreement, the 2000 SERP, and the 2008 SERP that would exceed, on a present value basis as of the date of his termination of employment, limits of approximately $5 million of severance under the employment agreement, $3 million of retirement benefits under the 2000 SERP, and $8 million of retirement benefits under the 2008 SERP. Mr. Leech also waived the guarantee of the minimum life insurance benefits in the 2000 SERP and the Bank agreed to continue certain bank owned life insurance as discussed below, respecting policies referenced in an amendment to the associated split dollar agreement.

•

The Bank confirmed Mr. Leech’s right to certain employee health, welfare, and fringe benefits as part of his severance benefits that are currently provided in his employment agreement; however, Mr. Leech agreed that the aggregate value of these benefits will not exceed an annual present value of $2.3 million and he waived his right to certain fringe benefits that would have otherwise been provided as part of his severance under the employment agreement.

•

The Bank agreed that if the Bank desired to terminate the $4 million face value term life insurance it holds on Mr. Leech’s life, he may assume the policies at his cost. The Bank also agreed to continue the bank owned life insurance on Mr. Leech’s life, for the benefit of his beneficiaries, which currently has a death benefit of $4.6 million.

•	The Bank confirmed the existing provision of the employment agreement that provides Mr. Leech a gross-up for any excise taxes under Section 4999 of the Internal Revenue Code.

Employment Agreements with Other Executives. Centra and the bank have employment agreements with Henry M. Kayes Jr., Kevin D. Lemley, E. Richard Hilleary, and Darren K. Williams, and certain other senior vice presidents of Centra Bank. The agreements generally provide two years’ severance based on compensation and continued benefits for two years in the event the executive is actually or constructively terminated without just cause, whether before or after a change of control. These agreements contain covenants not to compete for any period covered by payments from Centra and the bank. It is contemplated that these agreements will be continued for all employees with employment agreements, except for Mr. Hilleary and Mr. Lemley.

Executive Supplemental Executive Retirement Agreements. Centra has entered into supplemental executive retirement plan (SERP) agreements with a number of its executive officers. The benefits provided under the SERP agreements are informally funded from life insurance carried on the executive that is purchased and owned by Centra. Pursuant to the SERP agreements, Centra established a “pre-retirement account” as a liability reserve account for the benefit of the executive.

On January 24, 2001, Centra Bank entered into an Executive Salary Continuation Agreement with Kevin D. Lemley and Timothy P. Saab. Under this agreement, if the executive retires after age 65, or terminates employment with the bank for any reason other than cause after a change in control, he would receive $35,000 a year for 10 years, payable in 12 equal monthly installments. The executive would receive a reduce benefit upon retirement on or after age 55. No benefit is payable upon the executive’s voluntary termination or involuntary termination before age 55. The arrangement also provides benefits upon death.

Effective at varying dates in 2005, Centra Bank entered into Executive Salary Continuation Agreements with Kevin D. Lemley, Karla Strosnider, Timothy P. Saab, E. Richard Hilleary, John T. Fahey, and Henry M. Kayes, Jr. Under these agreements, if the executive retires after age 65, or terminates employment with the bank for any reason other than cause after a change in control, he or she would receive $40,000 a year for 10 years. The payments would be made in 12 equal monthly installments beginning on the first day of the month following his or her retirement date for a period of 10 years. The executives would receive a reduced benefit upon retirement on or after age 62 and would receive the executive’s vested accrued liability balance upon voluntary termination or involuntary termination other than for cause before age 62, payable over 10 years. The arrangements do not provide a death benefit upon death prior to retirement. The associated split dollar agreements discussed below provide a death benefit for death during employment or death after termination of employment if such termination of employment is without cause subsequent to a change in control.

On December 24, 2008, Centra Bank entered into Supplemental Executive Retirement Plan Agreements with Kevin D. Lemley, Karla Strosnider, Timothy P. Saab, E. Richard Hilleary, John T. Fahey, and Henry M. Kayes, Jr. Under these agreements, if the executive retires after age 65, or terminates employment with the bank for any reason other than cause after a change in control, he or she would receive $60,000 a year for 10 years provided that the payments under this plan aggregated with qualifying benefits under non-qualified deferred compensation agreements, other than any such agreement entered into in 2001, paid to the executive do not exceed 65% of his or her final average three-year salary plus cash bonus. The payments would be made in 12 equal monthly installments beginning on the first day of the month following his or her retirement date for a period of 10 years. The executives would receive a reduced benefit upon retirement on or after age 62 and would receive the executive’s vested accrued liability balance upon voluntary termination or involuntary termination other than for cause before age 62, payable over 10 years. The arrangements also provide benefits upon death.

Amount of Benefits. In the event of voluntary termination or termination of Mr. Leech’s employment for reasons other than just cause, Mr. Leech would receive approximately $5 million in cash under his employment agreement, plus certain fringe benefits with a present value not to exceed $2.3 million. Mr. Leech’s employment agreement, pursuant to an amendment adopted by Centra’s board of directors on February 16, 2011, provides that the bank may pay out the cash in a single lump sum, subject to applicable tax rules. It is anticipated that the employment of Mr. Lemley and Mr. Hilleary will be terminated after the closing of the merger. Under his employment agreement, Mr. Lemley would receive $344,360 plus benefits for two years after termination. Under his employment agreement, Mr. Hilleary would receive $324,995 plus benefits for two years after termination.

Termination of SERPs. Each SERP agreement provides that the Company may terminate the SERP and payout the benefit in a single lump sum subject to applicable tax rules. Upon a change in control, Centra’s board of directors may terminate and payout the SERPs in a single lump sum. If the board elects to do this, the following chart describes the amount of SERP benefits that would be payable to each individual listed below upon termination of the SERPs as of July 1, 2011:

Douglas Leech	$11,000,000

Kevin Lemley	$838,829

Timothy Saab	$781,138

Richard Hilleary	$769,476

John Fahey	$484,190

Karla Strosnider	$467,239

Henry Kayes	$405,171

Split Dollar Agreements. In 2005, the Company entered into split dollar agreements with certain executives who had entered into the 2005 Executive Salary Continuation Agreements discussed above. The split dollar agreements provide certain death benefits and which also provide for vesting of the death benefit in the event of termination of employment, other than for cause, subsequent to a change of control.

Regulatory Limits on Certain Termination Payments

Because Centra Bank is a financial institution, there are limits on termination and indemnification payments that may be made to or for directors, officers, employees and major shareholders. Federal law and the regulations of the FDIC prohibit termination payments if Centra Bank: (i) is insolvent; (ii) has a receiver or conservator appointed; (iii) is considered to be a “troubled” institution under the FDIC’s regulations; (iv) is assigned an unsatisfactory regulatory rating; or (v) is subject to a proceeding to terminate or suspend deposit insurance.

Under these conditions, termination or indemnification payments may only be made to directors, officers, or employees if the FDIC consents to the payment. These provisions supersede any agreement to pay termination benefits entered into by Centra or Centra Bank and any director, officer, employee or major shareholder of Centra.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was an officer or employee of Centra during 2010, and no member of the committee has ever been an officer or employee of Centra. No member of the compensation committee is related to any director or executive officer of Centra.

No executive officer of Centra has served as a director or on a compensation committee of any other entity whose executive officers included a director or member of the compensation committee of Centra.

Certain Transactions with Directors and Officers and Their Associates

Centra and its banking subsidiary have, and expect to continue to have, banking and other transactions in the ordinary course of business with its directors and officers and their affiliates, including members of their families or corporations, partnerships or other organizations in which officers or directors have a controlling interest, on substantially the same terms (including documentation, price, interest rates and collateral, repayment and amortization schedules and default provisions) as those prevailing at the time for comparable transactions with unrelated parties. All of these transactions were made on substantially the same terms (including interest rates, collateral and repayment terms on loans) as comparable transactions with non-affiliated persons. Centra’s management believes that these transactions did not involve more than the normal business risk of collection or include any unfavorable features.

Directors Parry G. Petroplus and Milan Puskar are members, and each own approximately one-third, of Platinum Plaza Limited Liability Company, lessor of the 990 Elmer Prince Drive premises that the Bank occupies. In Centra’s opinion, the lease, which included rentals of $671,000 in 2010, is on terms and conditions that are at least as favorable to the Centra as would be offered by a nonaffiliated third party. Centra based this opinion on two independent appraisals obtained by the Bank at the inception of the lease.

The loan committee and/or the board of directors of Centra’s banking subsidiary approves all loans of executive officers, directors, and their associates prior to disbursement. These approvals are evidenced by the loan committee and/or board minutes. Directors and executive officers may not be present for discussions on their own loans, loans involving their related interests or loans involving any other conflict of interest situation and must abstain from voting on such loans.

Director Independence

All Centra directors except Mr. Leech are independent directors. An “independent director” is defined as a person other than an executive officer or employee of Centra or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under that definition, Centra uses the definition of “independent director” set forth in Rule 4200(a)(15) of the Nasdaq Marketplace rules. The following persons shall not be considered independent:

•	a director who is, or at any time during the past three years was, employed by Centra or by any parent or subsidiary of Centra;

•

a director who accepted or who has a family member who accepted any compensation from Centra in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for board or board committee service; (ii) compensation paid to a family member who is an employee (other than an executive officer) of Centra; or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation, provided, however, that in addition to the requirements contained previously, Audit Committee members are also subject to additional, more stringent requirements under Rule 4350(d) of the Nasdaq Marketplace Rules;

•	a director who is a family member of an individual who is, or at any time during the past three years was, employed by Centra as an executive officer;

•

a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which Centra made, or from which Centra received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in Centra’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;

•

a director of the issuer who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or

•

a director who is, or has a family member who is, a current partner of Centra’s outside auditor, or was a partner or employee of Centra’s outside auditor who worked on Centra’s audit at any time during any of the past three years;

DESCRIPTION OF UNITED BANKSHARES CAPITAL STOCK

General

The authorized capital stock of United Bankshares consists of 100,000,000 shares of common stock, par value $2.50 per share, and 50,000,000 shares of preferred stock, par value of $1.00 per share. United Bankshares has 44,319,157 shares of common stock issued (including 684,337 shares held as treasury shares) and no shares of preferred stock issued, each as of March 7, 2011. The outstanding shares are held by approximately 6,384 shareholders of record, as well as 15,782 shareholders in street name as of March 7, 2011. All outstanding shares of United Bankshares common stock are fully paid and nonassessable. The unissued portion of United Bankshares’ authorized common stock (subject to registration approval by the SEC) and the treasury shares are available for issuance as the board of directors of United Bankshares determines advisable.

United Bankshares has also established a 2006 Stock Option Plan as an incentive for certain eligible employees. A total of 1,500,000 shares of United Bankshares’ authorized but unissued common stock are allocated for the 2006 Stock Option Plan. Each plan year, 400,000 options will be available for award to eligible employees; however, not all 400,000 options are required to be awarded in that year. All options granted under the 2006 Stock Option Plan will be non-statutory stock options (NSOs), i.e., options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Subject to certain change in control provisions, recipients of options will be fully vested in and permitted to exercise options granted under the 2006 Stock Option Plan three years from the grant date. As of March 7, 2011, 887,650 shares have been granted under the 2006 Stock Option Plan. A Form S-8 was filed on October 25, 2006 with the SEC to register all the shares available for the 2006 Stock Option Plan.

United Bankshares currently has options outstanding from various option plans other than the 2006 Stock Option Plan, or the Prior Plans; however, no shares of United Bankshares common stock are available for grants under the Prior Plans as these plans have expired. Awards outstanding under the Prior Plans will remain in effect in accordance with their respective terms. The maximum term for options granted under the plans is ten (10) years.

In May 2006, the United Bankshares’ board of directors approved a stock repurchase plan, whereby United Bankshares could buy up to 1,700,000 shares of its common stock in the open market. As of March 7, 2011, United had repurchased 1,377,800 shares under the repurchase plan.

Common Stock

Voting Rights. United Bankshares has only one class of stock issued and outstanding and all voting rights are vested in the holders of United Bankshares’ common stock. On all matters subject to a vote of shareholders, the shareholders of United Bankshares will be entitled to one vote for each share of common stock owned. Shareholders of United Bankshares have cumulative voting rights with regard to election of directors. At the present time, no senior securities of United Bankshares are outstanding, nor does the board of directors presently contemplate issuing senior securities.

Dividend Rights. The shareholders of United Bankshares are entitled to receive dividends when and as declared by its board of directors. Dividends have been paid quarterly. Dividends were $1.20 per share in 2010, $1.17 per share in 2009 and $1.16 per share in 2008. The payment of dividends is subject to the restrictions set forth in the West Virginia Corporation Act and the limitations imposed by the Federal Reserve.

Payment of dividends by United Bankshares is dependent upon receipt of dividends from its banking subsidiaries. Payment of dividends by United Bankshares’ state member banking subsidiaries is regulated by the Federal Reserve and generally, the prior approval of the Federal Reserve is required if the total dividends declared by a state member bank in any calendar year exceeds its net profits, as defined, for that year combined with its retained net profits for the preceding two years. Additionally, prior approval of the Federal Reserve is required when a state member bank has deficit retained earnings but has sufficient current year’s net income, as defined, plus the retained net profits of the two preceding years. The Federal Reserve may prohibit dividends if it deems the payment to be an unsafe or unsound banking practice. The Federal Reserve has issued guidelines for dividend payments by state member banks emphasizing that proper dividend size depends on the bank’s earnings and capital.

Liquidation Rights. Upon any liquidation, dissolution or winding up of its affairs, the holders of United Bankshares common stock are entitled to receive pro rata all of the assets of United Bankshares for distribution to shareholders. There are no redemption or sinking fund provisions applicable to the common stock.

Assessment and Redemption. Shares of United Bankshares common stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of United Bankshares common stock.

Transfer Agent and Registrar. The transfer agent and registrar for United Bankshares’ common stock is BNY Mellon Shareowner Services.

Preferred Stock

On December 23, 2008, the shareholders of United Bankshares authorized the issuance of preferred stock up to 50,000,000 shares with a par value of $1.00 per share. The authorized preferred stock may be issued by the United Bankshares board of directors in one or more series, from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the United Bankshares board of directors. Currently, no shares of preferred stock have been issued.

The authorization of preferred stock will not have an immediate effect on the holders of United Bankshares common stock. The actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock cannot be stated until the United Bankshares board of directors determines the specific rights of any shares of preferred stock. However, the effects might include, among other things, restricting dividends on common stock, diluting the voting power of common stock, reducing the market price of common stock or impairing the liquidation rights of the common stock without further action by the shareholders. Holders of the common stock will not have preemptive rights with respect to the preferred stock.

Preemptive Rights

No holder of any share of the capital stock of United Bankshares has any preemptive right to subscribe to an additional issue of its capital stock or to any security convertible into such stock.

Certain Provisions of the Bylaws

Indemnification and Limitations on Liability of Officers and Directors

As permitted by the West Virginia Business Corporation Act, the articles of incorporation of United Bankshares contain provisions that indemnify its directors and officers to the fullest extent permitted by West Virginia law. These provisions do not limit or eliminate the rights of United Bankshares or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, the articles of incorporation of United Bankshares provide for the indemnification of both directors and officers for expenses that they incur in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. United Bankshares has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

The rights of indemnification provided in the articles of incorporation of United Bankshares are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling United Bankshares pursuant to the foregoing provisions, United Bankshares has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Shares Eligible for Future Sale

All of the shares that will be exchanged for shares of United Bankshares common stock upon consummation of the merger will be freely tradable without restriction or registration under the Securities Act .

United Bankshares cannot predict the effect, if any, that future sales of shares of its common stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

COMPARATIVE RIGHTS OF SHAREHOLDERS

The rights of United Bankshares’ shareholders and the rights of Centra’s shareholders are governed by the West Virginia Business Corporation Act. The rights of shareholders under both corporations are also governed by their respective articles of incorporation and bylaws. Following the merger, the rights of Centra’s shareholders that receive United Bankshares common stock will be governed by the articles and bylaws of United Bankshares. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, Centra’s articles of incorporation and bylaws, United Bankshares’ articles of incorporation and bylaws and West Virginia law.

Authorized Capital Stock

United Bankshares

100,000,000 shares of common stock, $2.50 par value per share and 50,000,000 shares of preferred stock, $1.00 par value per share.

Centra

50,000,000 shares of common stock, $1.00 par value per share and 1,000,000 shares of preferred stock, $1.00 par value per share.

Size of Board of Directors

United Bankshares

United Bankshares’ bylaws provide that the board of directors shall consist of at least 5 and no more than 35 directors, provided that the number may be increased or decreased from time to time by an amendment to the bylaws, but no decrease shall have the effect of shortening the term of any incumbent director. United Bankshares’ board of directors currently consists of 13 individuals, and immediately following the merger will consist of 15 individuals, all of whom are elected annually.

Centra

Centra’s bylaws provide that the board of directors shall be fixed from time to time by resolution of the board of directors but shall be not less than 6 nor more than 30 directors. The articles of incorporation and bylaws classify the directors into three classes, each class being as equal in number as possible. Any amendments to the classified board provisions in the articles of incorporation requires the affirmative vote of the holders of 80% of the voting power of all of the shares of Centra entitled to vote. Currently, 11 individuals serve on the board of directors of Centra.

Cumulative Voting for Directors

Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all of his or her votes for one nominee or distribute them among two or more nominees, thus permitting holders of less than a majority of the outstanding shares of voting stock to achieve board representation. Where cumulative voting is not permitted, holders of all outstanding shares of voting stock of a corporation elect the entire board of directors of the corporation, thereby precluding the election of any directors by the holders of less than a majority of the outstanding shares of voting stock.

United Bankshares

United Bankshares shareholders are allowed to cumulate their votes in the election of directors. Each share of United Bankshares stock may be voted for as many individuals as there are directors to be elected. Directors are elected by a plurality of the votes cast by the holders entitled to vote at the meeting.

Centra

Centra’s shareholders are allowed to cumulate their votes in the election of directors. Each share of Centra stock may be voted for as many individuals as there are directors to be elected. Directors are elected by a plurality of the votes cast by the holders entitled to vote at the meeting.

Classes of Directors

United Bankshares

United Bankshares only has one class of directors.

Centra

Centra’s articles of incorporation and bylaws provide that Centra’s board of directors is divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term.

Qualifications of Directors

United Bankshares	Centra

United Bankshares has retirement provisions based on age in its Corporate Governance Policy. United Bankshares’ bylaws do not require that a person own shares of stock of United Bankshares to be qualified as a director.	Centra’s bylaws require that a person own not less than 500 shares of stock of Centra to be eligible to serve as a director. The bylaws state that after a director attains the age of 72 years, such director may serve only until the next annual meeting or other meeting in which directors are elected. This limitation does not apply to directors who were directors of Centra Bank, Inc. as of the opening of Centra Bank, Inc., who may serve until they attain the age of 79 years, and thereafter may serve only until the next annual meeting or other meeting in which directors are elected.

Filling Vacancies on the Board

United Bankshares	Centra

United Bankshares’ bylaws provide that each vacancy existing on the board of directors and any directorship to be filled by reason of an increase in the number of directors, unless the articles of incorporation or bylaws provide that a vacancy shall be filled in some other manner, may be filled by the affirmative vote of a majority of the remaining directors at an annual, regular or special meeting of the board of directors. Any directorship to be filled by reason of a vacancy or an increase in the number of directors may be filled by the board of directors for a term of office continuing only until the next election of directors by the shareholders.	Centra’s articles of incorporation and bylaws provide that, subject to the rights of any preferred stock then outstanding, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause may be filled by an affirmative vote of a majority of the remaining directors though less than a quorum. Any director elected by an affirmative vote of a majority of the remaining directors to fill a vacancy resulting from death, resignation, disqualification, removal or other cause will hold office for the remainder of the full term of the class of directors in which the vacancy occurred until such director’s successor is elected and qualified. Any director elected by an affirmative vote of a majority of the remaining directors to fill a vacancy resulting from an increase in the number of directors will hold office only until the next election of directors by shareholders and until his successor is elected and qualified.

Removal of Directors

United Bankshares	Centra

Under West Virginia law any member of the board may be removed, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors; provided, however, that a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director’s removal.	Centra’s articles of incorporation and bylaws provide that a director may be removed with or without cause only by the affirmative vote of holders of 80% of the Board of Directors or 80% of the outstanding shares entitled to vote generally in the election of directors.

Notice of Shareholder Proposals and Director Nominations

United Bankshares	Centra

Shareholders may make a nomination for director provided that such nomination or nominations must be made in writing, signed by the shareholder and received by the Chairman or President of United Bankshares no later than 10 days from the date the notice on the meeting of shareholders was mailed; however, in the event the notice is mailed less than 13 days prior to the meeting, such nomination or nominations must be received no later than 3 days prior to any meeting of the shareholders wherein directors are to be elected. United Bankshares’ bylaws do not address shareholder proposals except with regard to the nomination of directors.	Centra’s bylaws provide that shareholders may bring business before any shareholder meeting and may nominate directors at any meeting of shareholders at which directors are to be elected, provided the shareholder (i) has given written notice of such business not less than 40 days prior to the meeting (or not later than the 8th day following the date on which the notice of annual meeting was mailed if there is less than 50 days notice of the date of the meeting) or (ii) has given written notice of such nomination to the President of Centra not less than 14 days nor more than 50 days prior to the meeting (if less than 21 days notice of the meeting is given then the nominations must be mailed or delivered no later than the close of business on the 7th days following the date the notice of meeting was mailed). Such notices must contain specific information as further delineated in Centra’s bylaws.

Anti-Takeover Provisions – Business Combinations

United Bankshares	Centra

United Bankshares’ articles of incorporation and bylaws do not contain any anti-takeover provisions. In addition, West Virginia corporate law does not contain statutory provisions concerning restrictions on business combinations.

Centra’s articles of incorporation contain super-majority voting requirements for approval of certain business combinations. The articles of incorporation require the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote to approve any of the following transactions (each referred to as a “business combination”):

•    the merger or consolidation of Centra or any subsidiary with (a) any interested shareholder or (b) any other corporation which is an affiliate of any interested shareholder;

•      the sale, lease or exchange, mortgage, pledge, transfer of other disposition to or with any interested shareholder or affiliate of any interested shareholder of any assets of Centra having a fair market value of $2 million or more;

•      the issuance or transfer by Centra or any subsidiary of any securities of Centra Financial Corporation or any subsidiary to any interested shareholder or any affiliate of any interested shareholder in exchange for cash, securities or other property having a fair market value of $2 million or more;

•      the adoption or any plan or proposal for the liquidation or dissolution of Centra proposed by or on behalf of an interested shareholder or any affiliate of any interested shareholder; or

•      any reclassification of securities (including a reverse stock split), or recapitalization of Centra, or any merger of consolidation of Centra with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Centra or any subsidiary which is director or indirectly owned by any interested shareholder or any affiliate of any interested shareholder.

The supermajority voting requirements are not applicable to a business combination if the conditions in paragraph A or paragraph B of Article V.3 of Centra’s articles of incorporation are satisfied. The condition in paragraph A is that the business combination is approved by a majority of the disinterested directors of Centra. The remaining six conditions listed in paragraph B must all be satisfied and these conditions relate to: the fair market value and form of the consideration to be received in the merger; the payment of dividends and restrictions on the acquisition of additional shares by the interested shareholder between the time the shareholder became an interested shareholder and consummation of the business combination; restrictions on loans or other financial assistance or any tax advantages received by the interested shareholder from Centra in anticipation of or in connection with the business combination; and the mailing of a proxy statement describing the business combination.

Shareholder Action Without a Meeting

West Virginia law provides that action required or permitted by law to be taken at a shareholders’ meeting may be taken without a meeting and without prior notice, if a written consent which describes the action is signed by all of the shareholders entitled to vote on the matter and is filed with the records of the shareholder meeting.

United Bankshares	Centra

United Bankshares’ articles of incorporation and bylaws are silent as to shareholder action without a meeting. Accordingly, West Virginia law would govern.	Centra’s bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter.

Calling Annual Meetings of Shareholders

United Bankshares	Centra

The annual meeting of the shareholders of United Bankshares shall be held on the third Monday in May of each calendar year or on such other date as may be designated in the notice and call of such meeting, at the principal office of United Bankshares, or at such other place either within or without the State of West Virginia as the board of directors shall, from time to time, determine, and the place and the hour at which such meeting shall be held shall be stated in the notice and call of such meeting.	Centra’s bylaws provide that annual meetings of shareholders shall be held on the second Thursday in the month of May in each year or on such other date as may be fixed by the board of directors. The notice must contain specific items as delineated in Centra’s bylaws.

Notice of Meetings

United Bankshares	Centra

United Bankshares’ bylaws require that the notice of annual and special meetings be given by mailing to each shareholder a written notice specifying the time and place of such meeting, and, in the case of special meetings, the business to be transacted. The notice must be mailed to the last addresses of the shareholders as they respectively appear upon the books of the United Bankshares, and in the case of annual meetings, not less than 10 days, and in the case of special meetings, not less than 5 days, before the date of such meeting.	Centra’s bylaws require that notice of any annual or special meeting of the shareholders be mailed or personally delivered not less than 10 nor more than 50 days before the date of the meeting. The written notice must state the place, day and hour of the meeting and, the purpose or purposes for which the meeting is called. If the notice is mailed, the notice is deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books, with postage thereon prepaid.

Vote Required for Amendments to Articles of Incorporation and Certain Transactions

West Virginia law provides that on matters other than the election of directors and certain extraordinary corporate actions, if a quorum is present, then action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the vote of a greater number is required by law or the articles of incorporation or bylaws. The articles of incorporation or bylaws of United Bankshares and Centra do not require a greater number except with respect to supermajority voting provisions in Centra’s articles of incorporation as described above under the heading “Anti-Takeover Provisions – Business Combinations”. An abstention is not considered a “vote cast” for purposes of the voting requirements, but a shareholder who abstains in person or by proxy is considered present for purposes of the quorum requirement.

United Bankshares	Centra

Under West Virginia law, the United Bankshares articles of incorporation may be amended by the affirmative vote of a majority of all votes of shareholders entitled to be cast on the matter, unless a different number is specified in the articles of incorporation or required by the board of directors. The articles of incorporation of United Bankshares do not specify a different number.

Under West Virginia law, a consolidation, merger, share exchange or transfer must be approved by the shareholders of the corporation by the affirmative vote of a majority of all votes entitled to be cast on the matter. The articles of incorporation of United Bankshares do not provide for a different number.

Centra’s articles of incorporation require the affirmative vote of 80% or more of the outstanding voting stock entitled to vote to amend any of the provisions in Articles V and XI of the articles of incorporation. Article V of Centra’s articles of incorporation contains provisions relating to the indemnification of directors, officers and certain employees and the super-majority vote required for certain business combinations and Article XI relates to the board of directors and amendments to the bylaws. In addition, any amendment to Article VI of the articles of incorporation establishing and designating preferred stock requires the affirmative vote of 2/3 of the then issued and outstanding shares of preferred stock of Centra.

A consolidation, merger, share exchange or transfer must be approved by the shareholders of the corporation by the affirmative vote of a majority of all votes entitled to be cast on the matter unless the transaction is a business combination as defined in Article V.2. of Centra’s articles of incorporation, in which event a supermajority vote is required (see the discussion above under the heading “Anti-Takeover Provisions – Business Combinations”).

Amendment of Bylaws

United Bankshares	Centra

Under West Virginia law, the United Bankshares bylaws may be amended by the affirmative vote of a majority of all votes of shareholders entitled to be cast on the matter, unless a different number is specified in the articles of incorporation or required by the board of directors. The articles of incorporation of United Bankshares do not specify a different number.

Under West Virginia law and United Bankshares’ bylaws, both the board of directors and shareholders have the power to amend the bylaws.

Centra’s articles of incorporation and bylaws vest the power in the Centra board of directors to make, alter, amend or repeal the bylaws; provided, however, the articles of incorporation provide that the following sections of the bylaws may not be altered, amended or repealed without the affirmative vote of the holders of at least 80% of the voting power of all of the shares entitled to vote generally in the election of directors: Article II, Sections 1, 4 and 13, Article III, Sections 2, 9, 13 and 15 and Article XI.

Appraisal Rights

Under West Virginia law, shareholders are generally entitled to object and receive payment of the fair value of their stock in the event of any of the following corporate actions: merger, transfer of all or substantially all of the corporation’s assets, participation in a share exchange as the corporation the stock of which is to be acquired, or an amendment to the articles of incorporation that reduces the number of shares of a class or series owned by shareholders to a fraction of a share if the corporation has the obligation or right to repurchase the fractional shares. However, appraisal rights are not available to shareholders in the event of one of the foregoing corporate actions if the stock is held by 2,000 or more shareholders and the outstanding shares of stock, excluding shares held by affiliates or shareholders holding more than 10% of the outstanding shares, have an aggregate market value of $20 million or more.

Appraisal rights will not be available to the shareholders of Centra in connection with the proposed merger of Centra into United Bankshares because the stock of Centra is held by more than 2,000 shareholders and the outstanding shares of stock held by non-affiliates has an aggregate market value more than $20 million.

Dividends

United Bankshares	Centra

A West Virginia corporation generally may pay dividends in cash, property or its own shares except when the corporation is unable to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to satisfy any shareholders who have rights superior to those receiving the dividend.	Centra’s bylaws provide that the board of directors may declare and pay dividend on its outstanding shares in the manner and upon the terms and conditions provided by law and its articles of incorporation. Centra’s articles of incorporation provides that the holders of preferred stock are entitled to receive, when and as declared by the board of director, out of any funds legally available thereof, cumulative preferential dividends in cash at the rate per annum fixed for such series. No shares of preferred stock are issued and outstanding; accordingly, the board of directors has not declared any dividends on preferred stock and has not established a rate for any series of preferred stock.

Discharge of Duties; Exculpation and Indemnification

West Virginia law requires that a director of a West Virginia corporation discharge duties as a director in good faith, in a manner reasonably believed to be in the best interest of the corporation and with the care that a person in a like position would reasonably believe appropriate under similar circumstances.

United Bankshares	Centra

United Bankshares’ articles of incorporation provide that each director or officer of United Bankshares shall be indemnified for costs and expenses arising out of any criminal or civil suit or proceeding against the director or officer by reason of being a director or officer of United Bankshares. However, a director or officer shall not be indemnified if he or she is adjudged in such suit or proceeding to be liable for gross negligence or willful misconduct in performance of a duty owed to the corporation.	Centra’s articles of incorporation provide that each of its directors or officers shall be indemnified for costs and expenses arising out of any criminal or civil suit or proceeding against the director or officer by reason of being a director or officer of Centra to the extent authorized by the West Virginia Code. Centra will only indemnify a director or officer in connection with a proceeding initiated by such person if the proceeding was authorized by the board of directors. Centra will not indemnify a director or officer for civil monetary penalties or other matters to the extent such indemnification is specifically not permissible pursuant to federal or state statute or regulation, or order or rule of a regulatory agency of the federal or state government.

PROPOSAL TWO: ADJOURNMENT OF THE MEETING

In the event that there are not sufficient votes to constitute a quorum or to approve the matters to be considered at the time of the special meeting, the merger agreement will not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received at the time of the meeting to be voted for an adjournment, if necessary, Centra is submitting the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Centra recommends that its shareholders vote FOR the adjournment proposal. If it is necessary to adjourn a meeting, no notice of such adjourned meeting is required to be given to the company’s shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned, if the meeting is adjourned for 30 days or less.

The board of directors of Centra recommends that you vote “FOR” approval of this proposal.

LEGAL MATTERS

DLA Piper LLP (US) and Bowles Rice McDavid Graff & Love LLP will opine as to the qualification of the merger as a merger and the tax treatment of the consideration paid in connection with the merger under the Internal Revenue Code. Bowles Rice McDavid Graff & Love LLP will opine as to the legality of the common stock of United Bankshares offered by this proxy statement/prospectus. F. T. Graff, Jr., a member of the board of directors of United Bankshares, is a partner in the law firm of Bowles Rice McDavid Graff & Love LLP in Charleston, West Virginia. Bowles Rice McDavid Graff & Love LLP rendered legal services to United Bankshares and its subsidiaries during 2010 and it is expected that the firm will continue to render certain services to both in the future. The fees paid to Bowles Rice McDavid Graff & Love LLP represented less than 5% of Bowles Rice McDavid Graff & Love LLP’s and United Bankshares’ revenues for 2010.

EXPERTS

The consolidated financial statements of United Bankshares appearing in United Bankshares’ Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of United Bankshares’ internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Centra appearing in this proxy statement/prospectus for the year ended December 31, 2010, and the effectiveness of Centra’s internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein. Such consolidated financial statements and management’s assessment are attached to this proxy statement/prospectus and the registration statement on Form S-4 and have been attached hereto and to the registration statement in reliance upon the reports by Ernst & Young LLP, independent registered public accounting firm, and upon the authority of Ernst & Young LLP as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

If the merger is completed, Centra will not have an annual meeting of shareholders. If the merger is not completed, Centra expects to convene a 2011 annual meeting of shareholders. The following information describes the requirements for a shareholder desiring to make a proposal at such a meeting.

Under the regulations of the SEC, any shareholder desiring to make a proposal to be acted upon at the 2011 annual meeting of shareholders must cause such proposal to be received, in proper form, at our principal executive offices at 990 Elmer Prince Drive, Morgantown, West Virginia 26505 no later than a reasonable time before July 20, 2011, the date that we would expect to have proxy materials for an annual meeting available to shareholders, in order for the proposal to be considered for inclusion in our proxy statement for that meeting. We would anticipate holding the 2011 annual meeting of shareholders on August 30, 2011.

Our bylaws also prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings outside of the proxy statement process. For a shareholder to nominate a candidate for director at the 2011 annual meeting of shareholders, notice of nomination must be received by the President of Centra not less than 14 days prior to the date of the 2011 annual meeting. The notice must describe various matters regarding the nominee and the shareholder giving the notice. For a shareholder to bring other business before the 2011 annual meeting of shareholders, notice must be received by our Secretary not less than 40 days prior to the date of the 2011 annual meeting. The notice must include a description of the proposed business, the reasons therefor, and other specified matters. Any shareholder may obtain a copy of our bylaws, without charge, upon written request to our Secretary. Based upon an anticipated date of August 30, 2011 for the 2011 annual meeting of shareholders, we must receive any notice of nomination no later than August 16, 2011 or other business no later than July 20, 2011.

WHERE YOU CAN FIND MORE INFORMATION

United Bankshares filed with the SEC under the Securities Act the registration statement on Form S-4 to register the shares of United Bankshares common stock to be issued to Centra’s shareholders in connection with the merger. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about United Bankshares and its common stock. The rules and regulations of the SEC allow United Bankshares to omit certain information included in the registration statement from this proxy statement/prospectus. This proxy statement/prospectus is part of the registration statement and is a prospectus of United Bankshares in addition to being Centra’s proxy statement for its special meeting.

Both United Bankshares (File No. 0-13322) and Centra (File No. 000-49699) file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like United Bankshares and Centra, that file electronically with the SEC. The address of that site is www.sec.gov. United Bankshares and Centra also posts its SEC filings on its web site. The website addresses are www.ubsi-wv.com and www.centrabank.com, respectively. Information contained on the United Bankshares website or the Centra website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained in its website as part of this proxy statement/prospectus. You can also inspect reports, proxy statements and other information that United Bankshares and Centra have filed with the SEC at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20096.

The SEC allows United Bankshares to “incorporate by reference” information into this proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately by United Bankshares with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that United Bankshares has previously filed with the SEC:

• Annual Report on Form 10-K	Year ended December 31, 2010.

• Definitive Proxy Materials for the 2011 Annual Meeting of Shareholders	Filed on April 8, 2011.

• Current Reports on Form 8-K	Filed on January 4, 2011, January 10, 2011, and March 4, 2011

•    The description of United Bankshares common stock set forth in United’s registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

May 1, 1984

United Bankshares also incorporates by reference additional documents that may be filed under Sections 13(a) and 15(d) of the Securities Exchange Act with the SEC between the date of this proxy statement/prospectus and the date of Centra’s special meeting of shareholders or the termination of the merger agreement. These include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

You can obtain additional copies of the documents incorporated by reference in this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the following address:

United Bankshares, Inc.

514 Market Street

Parkersburg, West Virginia 26102

Attention: Jennie Singer

Telephone: (304) 424-8800

If you would like to request any documents, please do so by May 30, 2011, in order to receive them before the shareholder meeting.

Neither United Bankshares nor Centra has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. Information in this proxy statement/prospectus about United Bankshares has been supplied by United Bankshares and information about Centra has been supplied by Centra. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

OTHER MATTERS

The board of directors knows of no other matters that may come before this meeting. If any matters other than those referred to should properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their best judgment.

OUR 2010 ANNUAL REPORT TO SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 ,IS BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT/PROSPECTUS. COPIES OF OUR ANNUAL REPORT ON FORM 10-K (EXCLUDING EXHIBITS) AS FILED WITH THE SEC MAY BE OBTAINED WITHOUT CHARGE BY WRITING TO THE SECRETARY, CENTRA FINANCIAL HOLDINGS, INC., WHOSE ADDRESS IS 990 ELMER PRINCE DRIVE, MORGANTOWN, WEST VIRGINIA 26505. THE ANNUAL REPORT IS NOT PART OF THE PROXY SOLICITATION MATERIALS.

By Order of the Board of Directors

Timothy P. Saab, Secretary

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
(Dollars in Thousands, except Per Share Data)	2010	2009
Assets
Cash and due from banks	$4,815	$3,961
Interest-bearing deposits with other banks	2,627	1,996
Federal funds sold	116,189	68,607

Total cash and cash equivalents	123,631	74,564
Available-for-sale securities, at estimated fair value (amortized cost of $128,493 and $128,966 on December 31, 2010 and 2009, respectively)	129,957	131,531
Other investment securities, at cost	3,983	2,922
Loans, net of unearned income	1,051,857	1,022,852
Allowance for loan losses	(18,586)	(18,010)

Net loans	1,033,271	1,004,842
Premises and equipment, net	20,727	22,362
Loans held for sale	7,411	2,593
Goodwill and other intangible assets	14,816	15,557
Bank owned life insurance	19,248	16,522
Other assets	21,052	21,664

Total assets	$1,374,096	$1,292,557

Liabilities
Deposits:
Non-interest-bearing	$160,092	$155,690
Interest-bearing	1,007,622	958,656

Total deposits	1,167,714	1,114,346
Short-term borrowings	37,622	40,781
Long-term debt	20,000	20,000
Other liabilities	12,912	12,286

Total liabilities	1,238,248	1,187,413
Stockholders’ equity:
Preferred stock, $1 par value, 1,000,000 authorized, none issued	—	—
Common stock, $1 par value, 50,000,000 authorized, 8,451,444, and 7,122,525 issued and outstanding on December 31, 2010 and 2009, respectively	8,451	7,123
Additional paid-in capital	121,427	97,320
Retained earnings (deficit)	5,074	(838)
Accumulated other comprehensive income	896	1,539

Total stockholders’ equity	135,848	105,144

Total liabilities and stockholders’ equity	$1,374,096	$1,292,557

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
(Dollars in Thousands, except Per Share Data)	2010	2009	2008
Interest income:
Loans, including fees	$57,561	$60,746	$63,607
Loans held for sale	153	159	164
Securities available-for-sale	3,029	4,002	5,234
Interest-bearing bank balances	1	3	23
Federal funds sold	304	36	327

Total interest income	61,048	64,946	69,355
Interest expense:
Deposits	15,452	20,846	27,488
Short-term borrowings	168	291	817
Long-term debt	469	575	1,094

Total interest expense	16,089	21,712	29,399

Net interest income	44,959	43,234	39,956
Provision for credit losses	5,089	5,669	5,157

Net interest income after provision for credit losses	39,870	37,565	34,799
Other income:
Service charges on deposit accounts	4,106	3,717	3,058
Other service charges and fees	2,886	2,521	2,431
Secondary market income	915	1,368	1,187
Security (losses) gains	(72)	(475)	217
Other	1,168	746	890

Total other income	9,003	7,877	7,783
Other expense:
Salaries and employee benefits	18,404	15,647	16,423
Occupancy expense	3,128	2,781	2,600
Equipment expense	2,188	2,327	2,169
Advertising	1,591	1,578	1,388
Professional fees	1,216	934	1,283
Data processing	2,595	2,523	2,220
Other outside services	909	1,033	901
Regulatory assessment	1,733	1,922	696
Other	4,755	4,654	5,083

Total other expense	36,519	33,399	32,763

Net income before income tax expense	12,354	12,043	9,819
Income tax expense	4,127	4,026	3,249

Net income	8,227	8,017	6,570

Dividends and accretion on preferred stock (TARP)	—	923	—

Net income available to common stockholders	$8,227	$7,094	$6,570

Basic earnings per share	$1.00	$1.02	$1.00
Diluted earnings per share	$0.95	$0.97	$0.92

Basic weighted-average shares outstanding	8,246,098	6,945,644	6,597,386
Diluted weighted-average shares outstanding	8,620,523	7,342,174	7,125,462

Cash Dividends Declared per share	$0.28	$0.20	$0.20

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in Thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2007	$—	$5,971	$81,580	$(547)	$916	$87,920
Issuance of a 10% stock dividend	—	616	10,625	(11,241)	—	—
Payments for fractional shares	—	—	—	(8)	—	(8)
Cash dividend declared ($0.20)	—	—	—	(1,140)	—	(1,140)
Stock Based Compensation Expense	—	—	223	—	—	223
Exercise of 216,967 stock options	—	217	1,459	—	—	1,676
Adoption of EITF 06-04	—	—	—	(169)	—	(169)
Comprehensive income:
Net income	—	—	—	6,570	—	6,570
Other comprehensive income:
Change in unrealized gain on available for sale securities, net of income taxes of $28	—	—	—	—	40	40
Reclassification adjustment for securities gains included in income, net of income taxes of $87	—	—	—	—	130	130

Unrealized gain on available-for-sale securities, net of income taxes of $115	—	—	—	—	—	170

Total comprehensive income	—	—	—	—	—	6,740

Balance, December 31, 2008	$—	$6,804	$93,887	$(6,535)	$1,086	$95,242
Issuance of Series A Preferred Stock	15	—	14,235	—	—	14,250
Issuance of Series B Preferred Stock	1	—	749	—	—	750
Accretion of discount on Series A Preferred Stock	—	—	43	(43)	—	—
Redemption of Series A Preferred Stock	(15)	—	(14,278)	(707)	—	(15,000)
Redemption of Series B Preferred Stock	(1)	—	(749)	—	—	(750)
Cash dividend declared ($0.20)	—	—	—	(1,397)	—	(1,397)
Cash dividends on Series A and B preferred Stock	—	—	—	(173)	—	(173)
Stock Based Compensation Expense	—	—	361	—	—	361
Exercise of 218,523 stock options	—	219	1,466	—	—	1,685
Shares issued through dividend reinvestment plan	—	100	1,609	—	—	1,709
Stock offering expense	—	—	(3)	—	—	(3)
Comprehensive income:
Net income	—	—	—	8,017	—	8,017
Other comprehensive income:
Change in unrealized gain on available for sale securities, net of income taxes of $112	—	—	—	—	168	168
Reclassification adjustment for securities losses included in income, net of income taxes of $190	—	—	—	—	285	285

Net unrealized gain on available-for-sale securities, net of income taxes of $302	—	—	—	—	—	453

Total comprehensive income	—	—	—	—	—	8,470

Balance, December 31, 2009	$—	$7,123	$97,320	$(838)	$1,539	$105,144
Issuance of shares of common stock	—	1,034	19,580	—	—	20,614
Cash dividend declared on common stock, $0.28 per share	—	—	—	(2,315)	—	(2,315)
Stock based compensation expense	—	—	826	—	—	826
Exercise of 236,790 stock options	—	237	2,613	—	—	2,850
Shares issued through dividend reinvestment plan	—	57	1,088	—	—	1,145
Comprehensive income:
Net income	—	—	—	8,227	—	8,227
Other comprehensive income:
Change in unrealized gain on available-for-sale securities, net of income taxes of ($427)	—	—	—	—	(643)	(643)

Total comprehensive income	—	—	—	—	—	7,584

Balance, December 31, 2010	$—	$8,451	$121,427	$5,074	$896	$135,848

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
(Dollars in Thousands)	2010	2009	2008
Operating activities:
Net income	$8,227	$8,017	$6,570
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of discounts on securities	(108)	(267)	(608)
Amortization of premiums on securities	1,460	1,088	587
Loss (gain) on sale of securities	72	475	(217)
Amortization of intangibles	740	740	740
Provision for credit losses	5,089	5,669	5,157
Deferred income tax benefit	(780)	(1,670)	(325)
Depreciation	2,147	2,130	1,867
Gain on disposal of premises and equipment	—	(19)	—
Loans originated for sale	(61,706)	(93,070)	(74,911)
Proceeds from loans sold	57,803	93,806	75,999
Gain on sale of loans	(915)	(1,368)	(1,184)
Stock option expense	826	361	223
Increase in cash surrender value of life insurance	(718)	(465)	(362)
Increase in other liabilities	626	1,649	2,477
Decrease (increase) in other assets	2,390	(7,704)	(1,379)

Net cash provided by operating activities	15,153	9,372	14,634

Investing activities:
Purchases of premises and equipment	(517)	(3,630)	(4,598)
Retirement of premises and equipment	—	598	—
Purchases of life insurance	(2,008)	(5,114)	(5,509)
Purchases of available-for-sale securities	(66,286)	(73,804)	(84,015)
Sales, calls and maturities of available-for-sale securities	64,275	60,353	88,898
Net increase in loans made to customers	(33,570)	(1,718)	(151,414)

Net cash used in investing activities	(38,106)	(23,315)	(156,638)

Financing activities:
Net increase in deposits	53,368	101,953	68,010
Net (decrease) increase in short-term borrowing	(3,159)	(34,504)	50,112
Cash received from dividend reinvestment plan	634	1,293	—
Proceeds of stock offering	20,614	(3)	—
Payments for fractional shares	—	(8)	(8)
Cash dividend paid on common stock	(1,097)	(1,282)	(898)
Cash received from exercise of stock options	1,660	1,685	1,688
Net proceeds from issuance of Series A and B Preferred Stock	—	15,000	—
Repayment of Series A and B Preferred Stock	—	(15,750)	—
Cash dividend paid on preferred stock	—	(173)	—

Net cash provided by financing activities	72,020	68,211	118,904

Increase (decrease) in cash and cash equivalents	49,067	54,268	(23,100)
Cash and cash equivalents – beginning of period	74,564	20,296	43,396

Cash and cash equivalents – end of period	$123,631	$74,564	$20,296

Supplemental cash flow information:
Interest paid	$16,481	$22,142	$29,679
Income taxes paid	$5,137	$6,855	$4,500

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Centra Financial Holdings, Inc. and Subsidiaries (“Centra”) conform to U.S. generally accepted accounting principles and to general practices within the banking industry. Centra considers all of its principal activities to be banking related. Centra’s business activities are currently confined to one reportable segment which is community banking. As a community banking entity, Centra offers its customers a full range of products through various delivery channels. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management has evaluated all significant events and transactions that occurred after December 31, 2010, and the date these financial statements were issued, for potential recognition or disclosure in these financial statements.

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Centra Financial Holdings, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold, all with original maturities of 90 days or less.

Investment Securities

Management determines the appropriate classification of investment securities at the time of purchase. Available-for-sale securities are those securities that would be available to be sold in the future in response to Centra’s liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported in a separate component of other comprehensive income. The cost of securities sold is based on the specific-identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Other-Than-Temporary Impairments (“OTTI”)

Periodically, all available-for-sale securities are evaluated for other-than-temporary impairment in accordance with U.S. generally accepted accounting principles, which specifies requirements for recognizing OTTI on investment securities, presentation of OTTI losses, and modifies and expands disclosures about OTTI.

An impairment loss is recorded when the present value of cash flows expected to be collected are less than the security’s amortized cost basis or if it is more likely than not Centra intends to sell the security before recovery of its amortized cost basis.

In determining whether other-than-temporary impairment exists for equity securities, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost,

(2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Centra to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Declines in fair value of available-for-sale equity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans

Loans are stated at the principal amount outstanding, net of any unearned income. Loans are deemed delinquent when scheduled principal or interest payments are 30 to 90 days past due.

Interest income is recognized on an accrual basis. Loan origination fees and certain direct costs are deferred and amortized into interest income as an adjustment to the yield over the term of the loan. Other credit-related fees such as commitment fees, letter, and line of credit fees are recognized as fee income when earned.

Loans are designated as non-performing when either principal or interest payments are 90 days or more past due, unless those loans are in the process of collection and, in management’s opinion, have a net realizable value of collateral that exceeds the principal and accrued interest. When a loan is placed on nonaccrual status, interest accruals are discontinued, previously accrued interest recognized in income in the current year is reversed, and interest accrued in prior years is charged against the allowance for loan losses. Interest received on non-performing loans is included in income only if principal recovery is reasonably assured. A non-performing loan is restored to accrual status when it is brought current, has performed in accordance with contractual terms for a reasonable period of time, and the collectability of the total contractual principal and interest is no longer in doubt.

Consistent with Centra’s existing method of income recognition for loans, interest income on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. Centra’s method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash basis or apply the cash receipt to principal when the ultimate collectability of principal is in doubt.

Allowance for Credit Losses

Centra maintains an allowance for loan losses and an allowance for lending-related commitments such as unfunded loan commitments and letters of credit. The allowance for lending-related commitments is reported as a liability on the Consolidated Balance Sheets within other liabilities while the corresponding provision for these commitments is recorded as a component of the provision for credit losses. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses.

Centra maintains an allowance for loan losses to absorb probable losses based on a quarterly analysis of the loan portfolio and estimation of the losses that have been incurred within the loan portfolio. This formal analysis determines an appropriate level and allocation of the allowance for loan losses among loan types and resulting provision for loan losses by considering factors affecting losses, including specific losses, levels and trends in impaired and nonperforming loans, historical loan loss experience, current national and local economic conditions, volume, growth and composition of the portfolio, regulatory guidance, and other relevant factors. Determining the amount of the allowance for loan losses requires significant judgment and the use of material estimates by management, which is inherently subjective. Increases to the allowance for estimated credit losses are made by charges to the provision for credit losses. Loans that are determined uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off loans would be credited to the allowance for loan losses.

Centra’s allowance for loan losses is the combination of estimated allowances for specific commercial credits and allowances for the remaining loans, grouped by similar characteristics. Management’s estimate of each component of the allowance for loan losses is based on certain observable data that management believes is the most reflective of the underlying credit losses being estimated.

A key element of Centra’s methodology for determining the allowance for loan losses is Centra’s formal credit risk monitoring procedure, which includes credit risk grading of individual commercial loans. Commercial loans are assigned credit risk grades based on the individual borrower’s ability to meet its contractual obligations. Upon detection of the borrower’s inability to meet its contractual obligations, the loan is considered impaired and a specific allowance is determined. For the remaining loans, historical loss estimates are utilized and adjusted in consideration of known inherent risk factors. Any differences between net charge-offs and estimated losses are evaluated so that management can determine that the allowance for loan loss analysis adequately provides for the risk in the total loan portfolio.

Loans Held for Sale

Loans held for sale are conforming real estate loans that Centra originated with the intent to sell in the secondary market. The loans are carried at the lower of aggregate cost or estimated fair value.

Other Real Estate Owned

Other real estate owned (“OREO”) included in other assets in the Consolidated Balance Sheets was $2.8 million and $2.3 million as of December 31, 2010 and 2009, respectively. OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried at the lower of the investment in the assets or the fair value of the assets less estimated selling costs. Any adjustment to the fair value at the date of transfer is charged against the allowance for loan losses. Any subsequent valuation adjustments as well as any costs relating to operating, holding, or disposing of the property are recorded in other expense in the period incurred.

Rate Lock Commitments

Centra enters into commitments to originate mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and the sale of the loan generally ranges from thirty to ninety days. Centra protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby Centra commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, Centra is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, no gain or loss occurs on the rate lock commitments. The fair value of the derivatives related to these commitments is not material to the consolidated financial statements.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Centra depreciates its building, leasehold improvements, and premises; and furniture, fixtures, and equipment over estimated useful lives ranging from 7 to 30 years and 3 to 10 years, respectively.

Advertising Expense

Advertising costs of $1.6 million in 2010 and 2009 and $1.4 million in 2008 were expensed as incurred.

Income Taxes

Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the anticipated statutory tax rate that will be in effect when the differences are expected to reverse. Management believes that future taxable income will be sufficient to fully realize the deferred tax assets.

Stock-Based Compensation

Centra has nonqualified and incentive stock option plans for certain directors and key employees. The cost of compensation for stock options is measured at the fair value of the options on the grant date. The fair value is estimated based upon the Black-Scholes option pricing model. Compensation expense is recognized over the period in which the related employee service is rendered, which generally is the vesting period. Accordingly, Centra recognized share-based compensation expense of $826,000 , $361,000 and $223,000 during 2010, 2009 and 2008, respectively.

The significant assumptions used in computing the fair value of stock options are disclosed in Note 15.

Earnings Per Share

Centra determines basic earnings per share by dividing net income available to common stockholders by the weighted-average number of shares outstanding. Diluted earnings per share is determined by dividing net income available to common stockholders by the weighted-average number of shares outstanding increased by the number of shares that would be issued assuming the exercise of stock options. The calculation of basic and diluted earnings per common share was a follows:

(Dollars in Thousands except for per Share Data)	December 31
	2010	2009	2008
Net income	$8,227	$8,017	$6,570
Dividends and accretion on preferred stock and warrants	—	923	—

Net income available to common stockholders	$8,227	$7,094	$6,570

Weighted-average common shares outstanding	8,246,098	6,945,644	6,597,386
Effect of potentially dilutive common shares	374,425	396,530	528,076
Total weighted-average common shares outstanding	8,620,523	7,342,174	7,125,462
Earnings per Share
Basic	$1.00	$1.02	$1.00
Diluted	$0.95	$0.97	$0.92

Variable Interest Entities

Variable interest entities (VIEs) are entities that either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions, through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). VIEs can be structured as corporations, trusts, partnerships, or other legal entities. Centra’s only relationship with VIEs consists of funding activities in the form of issuing trust preferred securities.

Centra currently sponsors two statutory business trusts that were created for the purpose of raising funds that qualify for Tier I regulatory capital. These trusts consist of trust preferred capital securities issued to third-party investors with the proceeds invested in junior subordinated debt securities of Centra. Centra owns 100% of the voting equity shares of each trust through a small capital contribution. The assets, liabilities, operations, and cash flows of each trust are solely related to the issuance, administration, and repayment of the preferred equity securities held by third-party investors. Centra fully and unconditionally guarantees the obligations of each trust and is obligated to redeem the junior subordinated debentures upon maturity.

The trusts utilized in these transactions are VIEs as the third-party equity holders lack a controlling financial interest in the trusts through their inability to make decisions that have a significant effect on the operations and success of the entities. Centra does not consolidate these trusts as it is not the primary beneficiary of these entities because Centra’s equity interest does not absorb the majority of the trusts’ expected losses or receive a majority of their expected residual returns.

The following table summarizes quantitative information about Centra’s significant involvement in unconsolidated VIEs:

	As of December 31, 2010			As of December 31, 2009
(Dollars in thousands)	Aggregate Assets	Aggregate Liabilities	Risk Of Loss (1)	Aggregate Assets	Aggregate Liabilities	Risk Of Loss (1)
Trust preferred securities	$20,620	$20,000	$620	$20,620	$20,000	$620

(1)	Represents investment in VIEs.

Recent Accounting Pronouncements

In July 2010, FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” which requires significant new disclosures about the credit quality of financing receivables and the allowance for credit losses. The requirements are intended to provide more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure. Required disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010, while required disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. This statement will not have a material impact on Centra’s consolidated financial statements. Refer to Note 5 for additional disclosures.

2. MERGERS AND ACQUISTIONS

After the close of business on December 15, 2010, Centra entered into an Agreement and Plan of Reorganization (the Agreement) with United Bankshares, Inc. (United), a West Virginia corporation headquartered in Charleston, West Virginia. In accordance with the Agreement, Centra will merge with and into a wholly-owned subsidiary of United (the Merger). At which time, Centra will cease, the wholly-owned subsidiary of United will survive and continue to exist as a West Virginia corporation.

The Agreement provides that upon consummation of the Merger, each outstanding share of common stock of Centra will be converted into the right to receive 0.7676 shares of United common stock, par value $2.50 per share.

Pursuant to the Agreement, at the effective time of the Merger, each outstanding option to purchase shares of Centra common stock under any and all plans of Centra shall receive cash consideration equal to the difference between the options’ strike price and $21.00 with respect to those options with a strike price less than $21.00. There will be no payment by United to any holder of Centra stock options with an exercise price equal to or greater than $21.00 and any such Centra stock options shall be terminated as of the effective time of the Merger.

The merger transaction, expected to close early third quarter of 2011, will be accounted for as a business combination pending approval of the stockholders of Centra and the receipt of all required regulatory approvals, as well as other customary conditions.

3. FAIR VALUES OF FINANCIAL INSTRUMENTS

Centra uses fair value measures to record adjustments to certain financial assets and liabilities and to determine fair value disclosures. In determining fair value, Centra uses various valuations approaches, including market, income and cost approaches. According to codification of account standards, Fair Value Measurements established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Bank. Unobservable inputs reflect the Bank’s judgment of the assumptions that market participants would use in pricing an asset or liability.

Fair Value Measurements specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of the fair value hierarchy under Fair Value Measurements based on these two types of inputs are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is based on observable inputs other than quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in nonactive markets, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

When determining the fair value measurements for assets and liabilities, Centra looks to active and observable markets to price identical assets or liabilities whenever possible and classifies such items in Level 1. When identical assets and liabilities are not traded in active markets, Centra looks to market observable data for similar assets and liabilities and classifies such items as Level 2. Nevertheless, certain assets and liabilities are not actively traded in observable markets and Centra must use alternative valuation techniques using unobservable inputs to determine a fair value and classifies such items as Level 3. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.

The following tables present the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

Fair Value Measurements at December 31, 2010 Using:
Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale securities:
Debt securities:
U.S. Government sponsored agencies	$99,785	$—	$99,785	$—
State and municipal	29,008	—	29,008	—
Corporate	771	—	771	—
Equity securities:				—
Financial institution stock	393	393	—	—

Total	$129,957	$393	$129,564	$—

Fair Value Measurements at December 31, 2009 Using:
Description	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale securities:
Debt securities:
U.S. Government sponsored agencies	$97,106	$—	$97,106	$—
State and municipal	32,406	—	32,406	—
Corporate	1,630	—	1,630	—
Equity securities:				—
Financial institution stock	389	389	—	—

Total	$131,531	$389	$131,142	$—

Available for sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities. Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar securities (Level 2). Centra does not have any Level 3 securities.

The following table presents the balances of financial assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009:

(Dollars in Thousands)	Balance as of December 31, 2010	Fair Value Measurements at December 31, 2010 Using:
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Nonaccrual loans	$18,220	$—	$—	$18,220
Other real estate owned	$2,826	$—	$—	$2,826

(Dollars in Thousands)	Balance as of December 31, 2009	Fair Value Measurements at December 31, 2009 Using:
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Nonaccrual loans	$7,197	$—	$—	$7,197
Other real estate owned	$2,261	$—	$—	$2,261

Certain financial assets are measured at fair value on a nonrecurring basis. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

Loans held for sale: Loans held for sale are carried at the lower of cost or market value. These loans consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, Centra records any fair value adjustments on a nonrecurring basis. Gains and losses on the sale of loans are recorded within secondary market income on the Consolidated Statements of Income. For the year ended December 31, 2010, 2009 and 2008 no fair value adjustment was recognized in earnings related to loans held for sale.

Allowance for Credit Losses: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. For such loans, impairment is measured based on the present value of expected future cash flows to be received from the borrower, or alternatively, the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. Impairment is typically measured based on the fair value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company (Level 3). The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Any fair value adjustments from the underlying collateral on impaired loans are recorded in the period incurred as provision for credit losses on the Consolidated Statements of Income. For the year ended December 31, 2010, 2009 and 2008, no such fair value adjustment was recognized in earnings that related to the allowance for loan losses allocated to impaired loans.

Other real estate owned: Other real estate owned (OREO) is measured at fair value less cost to sell at the date of foreclosure, establishing a new cost basis on that date. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Appraisals for property may be conducted on the property and are based on consideration of comparable property sales (Level 3). Some valuations may require some degree of professional judgment. In conducting an appraisal for ongoing construction property, the appraiser develops two appraised amounts: an “as is” appraised value and a “completed” value. Based on professional judgment and their knowledge of the particular situation, management determines the appropriate fair value to be utilized for such property (Level 3). Income and expenses from operations and changes in valuation allowance are included in the net expenses from OREO.

Goodwill and Core Deposit Intangible: Goodwill is carried at cost and is reviewed annually or more frequently if necessary for impairment. Core Deposit Intangible is recorded at cost and amortized monthly and reviewed annually for impairment or earlier if indicators of impairment exist. If impairment exists, the measurement of loss is based on the fair value of the reporting unit (goodwill) and the core deposit intangible. For the year ended December 31, 2010, 2009 and 2008 no fair value adjustment was recognized in earnings related to goodwill and core deposit intangible.

Financial Instruments: The following methods and assumptions were used by Centra in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts reported in the balance sheet approximate their fair values.

Loans

The fair value of performing variable rate loans that re-price frequently and performing demand loans, with no significant change in credit risk, is based on carrying value. The fair value of certain mortgage loans is based on quoted market prices of similar loans sold adjusted for differences in loan characteristics. The fair value of other performing loans (e.g., commercial real estate, commercial, and consumer loans) is estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits

The carrying amounts of demand deposits, savings accounts, and certain money market deposits approximate their fair values. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies current rates offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt

The carrying amounts of long-term debt approximate their fair value because the debt is a variable rate instrument repricing quarterly.

Off-Balance Sheet Financial Instruments

The fair value of loan commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counter parties’ credit standing. The estimated fair value of these commitments approximates their carrying value.

The estimated fair values of Centra’s financial instruments are as follows:

(Dollars in Thousands)	2010		2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair
Financial assets:
Cash and cash equivalents	$123,631	$123,631	$74,564	$74,564
Investment securities	129,957	129,957	131,531	131,531
Loans	1,051,857	1,098,876	1,022,852	1,077,091
Loans Held for Sale	7,411	7,411	2,593	2,593

Financial liabilities:
Deposits	$1,167,714	$1,167,726	$1,114,346	$1,126,781
Short-term borrowings	37,622	37,622	40,781	40,781
Long-term debt	20,000	20,000	20,000	20,000

Bank premises and equipment and other information required to compute Centra’s aggregate fair value are not included in the above information. Accordingly, the above fair values are not intended to represent the aggregate fair value of Centra.

4. INVESTMENT SECURITIES

(Dollars in Thousands)	Securities Classified as Available-for-Sale
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2010:
Debt securities:
U.S. Government sponsored agencies	$99,152	$649	$(16)	$99,785
State and municipal	28,192	817	(1)	29,008
Corporate	756	15	—	771
Equity securities:
Financial institution stock	393	—	—	393

Total available-for-sale securities	$128,493	$1,481	$(17)	$129,957

At December 31, 2009:
Debt securities:
U.S. Government sponsored agencies	$95,752	$1,397	$(43)	$97,106
State and municipal	31,253	1,168	(15)	32,406
Corporate	1,572	58	—	1,630
Equity securities:
Financial institution stock	389	—	—	389

Total available-for-sale securities	$128,966	$2,623	$(58)	$131,531

The estimated maturities presented in the tables below may differ from the contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties. The portfolio contains no single issue (excluding U.S. government and U.S. agency securities) that exceeds 10% of stockholders’ equity.

The amortized cost and fair value of the available-for-sale securities portfolio as of December 31, 2010 by contractual maturity are shown below:

(Dollars in Thousands)
Amortized Cost
	Within 1 year	Yield	After 1 year through 5 years	Yield	After 5 years through 10 years	Yield	Over 10 years	Yield	Total
December 31, 2010:
Debt securities:
U.S. Government sponsored agencies	$41,948	1.73%	$57,204	1.15%	$—	0.00%	$—	0.00%	$99,152
State and municipal	1,670	2.97%	26,422	3.44%	100	4.00%	—	0.00%	28,192
Corporate	756	5.74%	—	0.00%	—	0.00%	—	0.00%	756
Equity securities:
Financial institution stock	—	0.00%	—	0.00%	—	0.00%	393	0.00%	393

Total available-for-sale securities	$44,374	1.84%	$83,626	1.78%	$100	4.00%	$393	0.00%	$128,493

Fair Value
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	Over 10 years	Total
December 31, 2010:
Debt securities:
U.S. Government sponsored agencies	$42,246	$57,539	$—	$—	$99,785
State and municipal	1,678	27,224	106	—	29,008
Corporate	771	—	—	—	771
Equity securities:
Financial institution stock	—	—	—	393	393

Total available-for-sale securities	$44,695	$84,763	$106	$393	$129,957

At December 31, 2010 and 2009, investment securities having a carrying value of $114.1 million and $108.5 million, respectively were pledged to secure public deposits and repurchase agreements in accordance with federal and state requirements.

Provided below is a summary of securities available-for-sale which were in an unrealized loss position at December 31, 2010 and 2009. Ten securities are in an unrealized loss position at December 31, 2010 and 2009, respectively. Centra has the intent to hold these securities and it is more likely than not that Centra will not be required to sell the securities before the anticipated recovery in fair value or by the time these securities mature. Further, Centra believes the deterioration in fair value is attributable to changes in market interest rates and not credit quality of the issuer.

(Dollars in Thousands)	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2010:
Debt securities:
U.S. Government sponsored agencies	$16,559	$(16)	$—	$—	$16,559	$(16)
State and municipal	519	(1)	—	—	519	(1)
Corporate	—	—	—	—	—	—
Equity securities:
Financial institution stock	—	—	—	—	—	—

Total	$17,078	$(17)	$—	$—	$17,078	$(17)

At December 31, 2009:
Debt securities:
U.S. Government sponsored agencies	$15,213	$(43)	$—	$—	$15,213	$(43)
State and municipal	1,275	(15)	—	—	1,275	(15)
Corporate	—	—	—	—	—	—
Equity securities:
Financial institution stock	—	—	—	—	—	—

Total	$16,488	$(58)	$—	$—	$16,488	$(58)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. During 2010 and 2009, Centra determined that one equity security was other-than-temporarily impaired. Centra recognized the loss and adjusted the investment’s cost basis by $72,000 during 2010 and $526,000 in 2009, which is included in Security (losses) gains on the Consolidated Statements of Income. No other securities were deemed other-than-temporary impairment during 2008.

As of December 31, 2010 and December 31, 2009, other investments at cost were equal to $4.0 million and $2.9 million, respectively, and consisted of Federal Home Loan Bank stock. The stock is evaluated for impairment quarterly or more frequently as needed. During the later part of 2008, the Federal Home Loan Bank suspended dividends on shares outstanding. While there is not an open market to trade the stock, the par value of the stock has not declined. Centra does not consider Federal Home Loan Bank to be impaired.

5. LOANS AND ALLOWANCE FOR LOAN LOSSES

Centra’s lending is primarily focused in the north central and eastern panhandle areas of West Virginia, south western Pennsylvania and western Maryland, and consists principally of commercial lending, retail lending, which includes single-family residential mortgages, and other consumer lending. All credits were subjected to Centra’s normal commercial underwriting standards and did not present more than the normal amount of risk assumed in other lending areas.

The following is a detail of total loans outstanding as of December 31:

(Dollars in Thousands)	2010	2009
Commercial	$160,526	$140,299
Real estate, commercial	638,951	617,602
Real estate, mortgage	185,272	189,814
Consumer	67,108	75,137

Total loans	$1,051,857	$1,022,852

Centra does not extend credit to any single borrower or group of related borrowers in excess of the combined legal lending limits of its subsidiary bank. The legal lending limit of Centra Bank, Inc. as of December 31, 2010, was $23.7 million.

In the normal course of its business, Centra’s subsidiary bank has granted loans to executive officers and directors of Centra and to their associates. Related-party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and did not involve more than normal risk of collectability. All related-party loans were current as of December 31, 2010. The following is an analysis of activity of related-party loans for the years ended December 31:

(Dollars in Thousands)	2010	2009
Balance, January 1	$75,682	$71,522
New loans	16,623	7,038
Repayments	(6,674)	(2,878)

Balance, December 31	$85,631	$75,682

The allowance for loan losses represents an estimation of probable credit losses inherent in the loan portfolio. The allowance for loan losses and changes therein as of and for the years ended December 31, 2010, 2009 and 2008 include the following activity:

(Dollars in Thousands)	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance – December 31, 2009	$2,177	$9,582	$2,248	$4,003	$18,010
Charge-offs	(759)	(3,048)	(313)	(1,044)	(5,164)
Recoveries	35	141	116	73	365
Provision	1,029	3,291	436	619	5,375

Ending balance – December 31, 2010	$2,482	$9,966	$2,487	$3,651	$18,586

(Dollars in Thousands)	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance – December 31, 2008	$1,776	$7,547	$2,802	$4,242	$16,367
Charge-offs	(597)	(2,629)	(360)	(827)	(4,413)
Recoveries	50	220	30	70	370
Provision	948	4,444	(224)	518	5,686

Ending balance – December 31, 2009	$2,177	$9,582	$2,248	$4,003	$18,010

(Dollars in Thousands)	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:
Beginning balance – December 31, 2007	$1,814	$5,798	$2,359	$3,565	$13,536
Charge-offs	(342)	(1,452)	(233)	(503)	(2,530)
Recoveries	24	100	16	35	175
Provision	280	3,101	660	1,145	5,186

Ending balance – December 31, 2008	$1,776	$7,547	$2,802	$4,242	$16,367

The allowance for credit losses on lending related commitments represents an estimation of probable credit losses inherent in the off balance sheet unused commitments and is classified as other liabilities in the financial statements.

Activity in the allowance for loan losses on lending related commitments follows:

(Dollars in Thousands)	2010	2009	2008
Balance, January 1	$1,460	$1,477	$1,507
Benefit	(286)	(17)	(30)

Balance, December 31	$1,174	$1,460	$1,477

The provisions for loan and credit losses are as follows:

(Dollars in Thousands)	2010	2009	2008
Provision for loan losses	$5,375	$5,686	$5,186
Benefit for credit losses	(286)	(17)	(30)

Balance, December 31	$5,089	$5,669	$5,156

Loans are designated as non-performing when either principal or interest payments are 90 days or more past due, unless those loans are in the process of collection and, in management’s opinion, have a net realizable value of collateral that exceeds the principal and accrued interest. When a loan is placed on nonaccrual status, interest accruals are discontinued, previously accrued interest recognized in income in the current year is reversed, and interest accrued in prior years is charged against the allowance for loan losses. Interest received on non-performing loans is included in income only if principal recovery is reasonably assured. A non-performing loan is restored to accrual status when it is brought current, has performed in accordance with contractual terms for a reasonable period of time, and the collectability of the total contractual principal and interest is no longer in doubt.

Total nonaccrual loans as of December 31 are summarized as follows:

Loans on Nonaccrual Status as of December 31:
(Dollars in Thousands)	2010	2009
Commercial	$1,979	$803
Commercial real estate:
Commercial real estate construction	1,860	—
Commercial real estate – other	10,796	4,094
Consumer:
Consumer – other	1,169	358
Consumer – auto	207	94
Residential	2,209	1,848

Total nonaccrual loans	$18,220	$7,197

As of December 31, 2010, total impaired loans were $25.3 million, which includes non-accrual loans of $18.2 million and three loans totaling $7.1 million that were deemed impaired due to management’s expectation that the borrowers would not be able to satisfy the contractual obligations due to a decline in the collateral values. Of the total impaired loans, $17.6 million required specific reserves due to shortfalls in collateral value. Centra reserved $4.4 million for impaired loans as of December 31, 2010.

Impaired Loans as of December 31, 2010

(Dollars in Thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Commercial	$285	$345	$—	$297	$10
Commercial real estate:
Commercial real estate construction	1,325	1,792	—	1,669	8
Commercial real estate – other	2,484	4,221	—	3,647	66
Consumer:
Consumer – other	1,169	1,993	—	1,969	111
Consumer – auto	207	227	—	237	18
Residential	2,209	2,328	—	2,280	93

Total impaired without related allowance	$7,679	$10,906	$—	$10,099	$306
With an allowance recorded:
Commercial	$1,694	$1,733	$675	$1,721	$64
Commercial real estate:
Commercial real estate construction	2,331	2,331	507	2,321	70
Commercial real estate – other	13,371	13,566	3,142	12,700	416
Residential	222	222	42	219	13

Total impaired with related allowance	$17,618	$17,852	$4,366	$16,961	$563
Total:
Commercial	$21,490	$23,988	$4,324	$22,355	$634
Consumer	1,376	2,220	—	2,206	129
Residential	2,431	2,550	42	2,499	106

Total impaired loans	$25,297	$28,758	$4,366	$27,060	$869

As of December 31, 2009, total impaired loans reached $11.9 million, which includes non-accrual loans of $7.2 million and one loan totaling $4.7 million that was deemed impaired due to management’s expectation that the borrowers would not be able to satisfy the contractual obligations due to a decline in the collateral values. Centra applied a specific reserve of $2.5 million for this loan.

Impaired Loans as of December 31, 2009

(Dollars in Thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Commercial	$755	$929	$—	$1,341	$74
Commercial real estate:
Commercial real estate construction	—	—	—	—	—
Commercial real estate – other	1,106	1,197	—	1,080	89
Consumer:
Consumer – other	358	1,110	—	1,045	76
Consumer – auto	94	152	—	117	13
Residential	1,848	1,416	—	1,444	95

Total impaired without related allowance	$4,161	$4,804	$—	$5,027	$347
With an allowance recorded:
Commercial	$48	$98	$5	$98	$7
Commercial real estate:
Commercial real estate construction	—	—	—	—	—
Commercial real estate – other	7,690	8,147	2,479	7,819	471
Residential	—	—	—	—	—

Total impaired with related allowance	$7,738	$8,245	$2,484	$7,917	$478
Total:
Commercial	$9,599	$10,371	$2,484	$10,338	$641
Consumer	452	1,262	—	1,162	89
Residential	1,848	1,416		1,444	95

Total impaired loans	$11,899	$13,049	$2,484	$12,944	$825

Interest income that would have been recognized on the impaired loans, if they were current under their original terms and interest recognized under the cash basis of accounting, in 2010 and 2009 were not material to the financial statements.

Loans are deemed delinquent when scheduled principal and interest payments are 30 – 90 days past due. Centra did not have any loans past due ninety days and still accruing interest as of December 31, 2010 and 2009. Analyses of the age of past due loans are as follows:

Age Analysis of Past Due Loans As of December 31, 2010
(Dollars in Thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans
Commercial	$337	$9	$1,979	$2,325	$158,201	$160,526
Commercial real estate:
Commercial real estate construction	1,464	262	1,860	3,586	50,764	54,350
Commercial real estate – other	2,493	—	10,797	13,290	571,311	584,601
Consumer:
Consumer – other	814	232	1,168	2,214	56,040	58,254
Consumer – auto	82	91	207	380	8,474	8,854
Residential	4,265	983	2,209	7,457	177,815	185,272

Total	$9,455	$1,577	$18,220	$29,252	$1,022,605	$1,051,857

Age Analysis of Past Due Loans As of December 31, 2009
(Dollars in Thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans
Commercial	$433	$—	$803	$1,236	$139,063	$140,299
Commercial real estate:
Commercial real estate construction	—	—	—	—	47,660	47,660
Commercial real estate – other	904	93	4,094	5,091	564,851	569,942
Consumer:
Consumer – other	408	64	358	830	63,088	63,918
Consumer – auto	193	42	94	329	10,890	11,219
Residential	3,224	1,178	1,848	6,250	183,564	189,814

Total	$5,162	$1,377	$7,197	$13,736	$1,009,116	$1,022,852

Centra risk rates commercial loans in order to monitor fluctuations in credit quality. Centra uses several risk rating categories including; pass, management attention, special mention, substandard and doubtful/loss.

•

Loans are given a pass risk rating when the borrower has strong liquidity, low/stable leverage, strong and stable earnings year to year, excellent history of successful performance and other high quality indicators.

•

Management attention applies to loans considered to have a high credit risk and servicing need. Loans are placed in this category, not because they are problem credits, but because they pose a relatively high risk. These loans are monitored more closely than credits with a pass risk rating.

•

Special mention applies to borrowers with often unstable financial condition and position and is susceptible to current economic or market conditions. The borrower’s ability to repay from primary sources is currently adequate, but threatened by potential weakness. Borrowers may experience adverse operating trends or may be operating with unusually high financial leverage. Borrowers may also have filed bankruptcy and are successfully operating under a plan of reorganization that adequately repays their debt.

•

Substandard applies to loans where the bank is inadequately protected by the current net worth or paying capacity of the borrower. The borrower may have high debt to worth, negative cash flow and/or negative debt service capacity. The borrower may also have a history of consecutive operation losses. Borrowers may also have filed for bankruptcy and maybe in the initial stages of filing a reorganization plan. Loans in this category may be placed on nonaccrual status and some loss of principal or income is likely.

•	Doubtful/loss applies to loans that are partially or totally uncollectible. The collateral values securing these loans are not sufficient to completely cover the loss.

The following summarizes commercial loan credit quality as of December 31, 2010 and 2009.

(Dollars in Thousands)	Commercial		Commercial Real Estate Construction		Commercial Real Estate - Other
	2010	2009	2010	2009	2010	2009
Grade
Pass	$140,064	$123,320	$41,889	$44,771	$524,884	$535,043
Management Attention	15,071	15,091	7,034	2,731	34,994	17,030
Special Mention	1,026	1,183	156	—	16,564	6,590
Substandard	4,365	705	5,271	158	8,159	11,279

Total	$160,528	$140,299	$54,350	$47,660	$584,601	$569,942

The following summarizes the credit quality of consumer and residential real estate loans as of December 31, 2010 and 2009:

(Dollars in Thousands)	Consumer - Other		Consumer - Auto		Residential
	2010	2009	2010	2009	2010	2009
Performing	$57,085	$63,560	$8,647	$11,125	$183,063	$189,966
Nonperforming	1,169	358	207	94	2,209	1,848

Total	$58,254	$63,918	$8,854	$11,219	$185,272	$189,814

Centra may modify the term, interest rate or principal and interest due on a loan. As of December 31, 2010, Centra conceded to interest rate modifications on three loans. As of December 31, 2009, no loans were modified. The following summarizes Centra’s loan modifications as of December 31, 2010:

(Dollars in Thousands)	Loan Modifications
	Number of Loans	Pre-Modification Outstanding Balance	Post-Modification Outstanding Balance
Troubled Debt Restructurings
Commercial real estate – other	1	$347	$345
Residential	2	371	374

Total	3	$718	$719

6. BANK PREMISES AND EQUIPMENT

The major categories of bank premises and equipment and accumulated depreciation are summarized as follows at December 31:

(Dollars in Thousands)	2010	2009
Land	$6,055	$6,055
Building and premises	10,942	10,893
Leasehold improvements	3,795	3,685
Furniture, fixtures, and equipment	11,929	11,685

	32,721	32,318
Accumulated depreciation	(11,994)	(9,956)

Net book value	$20,727	$22,362

Centra leases certain banking facilities and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from 3 to 20 years. The future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2010:

(Dollars in Thousands)	Operating Leases
Year ending December 31:
2011	$1,424
2012	1,286
2013	1,174
2014	1,174
2015	1,175
Thereafter	4,217

Total minimum lease payments	$10,450

Rent expense was $1.2 million in 2010, $1.1 million in 2009 and $1.3 million in 2008. Centra leases its main banking facility from a limited liability company, two-thirds of which is owned by two directors of Centra. Rent expense for the building approximated $674,000 in 2010, $671,000 in 2009 and 2008.

7. DEPOSITS

The book value of deposits consisted of the following:

	December 31
(Dollars in thousands)	2010	2009
Demand deposit	$160,092	$155,690
Interest bearing checking	199,114	184,216
Money market accounts	299,613	211,363
Savings	56,831	43,456
Time deposits	452,064	519,621

Total	$1,167,714	$1,114,346

The aggregate amounts of time deposits in denominations of $100,000 or more at December 31, 2010 and 2009 were $233.7 million and $271.6 million, respectively.

At December 31, 2010, the scheduled maturities of time deposits were as follows:

(Dollars in thousands)	Amount
Due in three months or less	$128,415
Due in over three through six months	64,040
Due in over six months through twelve months	95,221
Due in one – three years	126,808
Due in three – five years	37,580
Thereafter	—

Total time deposits	$452,064

Deposits from related parties approximated $40.8 million at December 31, 2010, and $29.0 million at December 31, 2009.

8. SHORT-TERM BORROWINGS

Short-term borrowings primarily consist of corporate deposits held in fed funds purchased and overnight repurchase agreements. The securities underlying the repurchase agreements are under the control of Centra. Additional details regarding short-term borrowings are summarized as follows:

(Dollars in Thousands)	2010	2009
Ending balance	$37,622	$40,781
Average balance	35,709	46,727
Highest month-end balance	37,626	71,499
Interest expense	168	291
Weighted-average interest rate:
End of year	0.35%	0.54%
During the year	0.47%	0.62%

Centra has a maximum borrowing capacity of $392 million from the Federal Home Loan Bank of Pittsburgh and $31 million from the Federal Reserve Bank on a short-term basis. In addition, Centra has short-term borrowing capacity of $10 million from CenterState Bank, N.A. through an unsecured line of credit.

9. LONG-TERM DEBT

Centra formed two statutory business trusts in 2006 and 2004 for the purpose of issuing trust preferred capital securities (“Capital Securities”) with the proceeds invested in junior subordinated debt securities (“Debentures”) of Centra. The Debentures, which are subordinate and junior in right of payment to all present and future senior indebtedness and certain other financial obligations of Centra, are the sole assets of the trust and Centra’s payment under the Debentures is the sole source of revenue for the trusts. Since the trusts are variable interest entities and Centra is not deemed to be the primary beneficiary, the trusts are not included in Centra’s consolidated financial statements. As a result, the Debentures are included in long-term debt. The Capital Securities are not included in stockholders’ equity in the Consolidated Balance Sheets. Centra fully and unconditionally guarantees the trust’s obligations under the Capital Securities.

In June 2006 and December 2004, Centra completed the private placement of $10.0 million Floating Rate, Trust Preferred Securities through its Centra Financial Statutory Trust II and Centra Financial Statutory Trust I subsidiaries. The 2006 and 2004 securities bear interest at 2.29% and 1.65%, respectively, over the three-month LIBOR rate, reset quarterly. Interest payments are due quarterly.

Centra has the right to defer payment of interest on the subordinated debt at any time, or from time to time, for periods not exceeding five years. The securities mature in 30 years from the date of issuance. If interest payments on the subordinated debt are deferred, the dividends on the Capital Securities are also deferred. Interest on the subordinated debt is cumulative.

The Trust Preferred Securities currently qualify as Tier 2 capital of Centra for regulatory purposes.

At December 31, the Debentures and their related weighted-average interest rates were as follows:

	2010		2009
(Dollars in Thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Centra Financial Statutory Trust I	$10,000	2.67%	$10,000	3.22%
Centra Financial Statutory Trust II	$10,000	2.02%	$10,000	2.52%

Interest paid on long-term borrowings approximated $469,000 in 2010, $575,000 in 2009 and $1.1 million in 2008.

10. INCOME TAXES

The effective income tax rate in the Consolidated Statement of Income is less than the statutory corporate tax rate due to the following:

	2010	2009	2008
Statutory corporate tax rate	35.0%	35.0%	34.0%
Differences in rate resulting from:
State income taxes	3.9	3.8	5.5
Tax exempt interest	(4.2)	(4.3)	(5.2)
Other	(1.3)	(1.1)	(1.2)

Effective income tax rate	33.4%	33.4%	33.1%

Significant components of the provision for income taxes are as follows:

(Dollars in Thousands)	2010	2009	2008
Federal:
Current	$4,425	$5,527	$3,787
Deferred	(780)	(2,211)	(1,357)
State	482	710	819

Income tax expense	$4,127	$4,026	$3,249

The following is a summary of deferred tax assets as of December 31:

(Dollars in Thousands)	2010	2009
Deferred tax assets:
Allowance for loan losses	$7,667	$7,555
Net operating loss carry-forward	—	301
Supplemental retirement plan	2,177	1,406
Deferred net loan origination fees	466	483
Stock option compensation	898	577
Premises and equipment	—	24
Other-than-temporary impairment loss	232	204
Other	216	168

Deferred tax assets	11,656	10,718
Deferred tax liabilities:
Premises and equipment	573	—
Unrealized gain on available-for-sale securities	568	995
Accretion on available-for-sale securities	7	113
Core deposit intangibles, loans premium and discounts, and fair value adjustments on fixed assets of acquired bank	1,290	1,599

Deferred tax liabilities	2,438	2,707

Net deferred tax assets	$9,218	$8,011

Centra has determined that its exposure to tax uncertainties, along with the reserves it has provided for such uncertainties, to be immaterial to its financial statements taken as a whole.

In connection with the adoption of accounting standards codification on uncertain tax positions, Centra has elected to continue its existing accounting of classifying interest and penalties on income tax uncertainties in income tax expense. Centra is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2007 through 2009.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, Centra is party to financial instruments with off-balance sheet risk necessary to meet the financing needs of customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of these instruments express the extent of involvement Centra has in these financial instruments.

(dollars in thousands)	2010	2009
Commitments to grant loans	$145,712	$135,185
Unfunded commitments under lines of credit	46,902	45,949
Standby letters of credit	35,140	32,782

Loan commitments are made to accommodate the financial needs of Centra’s customers. Standby letters of credit commit Centra to make payments on behalf of customers when certain specified future events occur. Centra’s exposure to credit loss in the event of non-performance by the counter party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. Centra uses the same underwriting standards in making commitments and conditional obligations as it does for on balance sheet instruments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. At December 31, 2010 and 2009, Centra has recorded $1.2 million and $1.5 million, respectively, as a reserve against potential losses related to these commitments and has classified that reserve in other liabilities in the financial statements.

Centra originates long-term, fixed-rate, or adjustable mortgage loans and sells them on the secondary market, servicing released. At December 31, 2010 and 2009, Centra had $20.7 million and $6.6 million, respectively, of commitments to borrowers to originate loans to be sold on the secondary market. The fair value of the derivatives related to these commitments is not material to the consolidated financial statements.

12. OTHER EXPENSES

The following items of other expense exceed one percent of total revenue for the period indicated:

(Dollars in Thousands)	2010	2009	2008
Taxes not on income	$764	$956	$1,173
Core deposit intangible amortization	740	740	740

13. REGULATORY MATTERS

The primary source of funds for the dividends paid by Centra is dividends received from its banking subsidiary. The payment of dividends by banking subsidiaries is subject to various banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any calendar year exceed the total net profits, as defined, of that year plus the retained net profits, as defined, of the preceding two years. At January 1, 2011, Centra has $22.9 million available for dividends.

Centra and its banking subsidiary are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Centra and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of each entity’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Centra and its banking subsidiary’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Centra and its banking subsidiary to maintain minimum amounts and ratios of total and Tier I Capital to Risk-Weighted Assets, and of Tier I Capital to average assets. Centra and its banking subsidiary met all capital adequacy requirements at December 31, 2010.

As of December 31, 2010 and 2009, the most recent notifications from the banking regulatory agencies categorized Centra and its banking subsidiary as “Well-Capitalized” under the regulatory framework for prompt corrective action. To be categorized as “Well-Capitalized,” Centra and its banking subsidiary must maintain minimum Total Risk-Based, Tier I Risk-Based, and Tier I Leverage ratios as set forth in the table below. There are no conditions or events since these notifications that management believes have changed Centra’s or its banking subsidiary’s category.

Centra’s actual capital amounts and ratios are presented in the following table.

	Actual		Adequately Capitalized		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010
Total capital (1)
Consolidated	$153,050	14.9%	$82,119	8.0%	$102,649	10.0%
Bank	151,114	14.7	82,016	8.0	102,520	10.0%
Tier 1 (2)
Consolidated	140,136	13.7	41,065	4.0	61,598	6.0
Bank	138,216	13.5	41,014	4.0	61,520	6.0
Tier 1 (3)
Consolidated	140,136	10.1	55,499	4.0	69,374	5.0
Bank	138,216	10.0	55,453	4.0	69,316	5.0
As of December 31, 2009
Total capital (1)
Consolidated	$120,509	12.2%	$79,217	8.0%	$99,021	10.0%
Bank	116,924	11.8	79,069	8.0	98,837	10.0%
Tier 1 (2)
Consolidated	108,048	10.9	39,578	4.0	59,367	6.0
Bank	104,478	10.6	39,538	4.0	59,306	6.0
Tier 1 (3)
Consolidated	108,048	8.6	50,431	4.0	63,039	5.0
Bank	104,478	8.3	50,351	4.0	62,939	5.0

(1)	Ratio represents Total Risk-Based Capital to net risk-weighted assets.
(2)	Ratio represents Tier 1 capital to net risk-weighted assets.
(3)	Ratio represents Tier 1 capital to average assets.

14. FEDERAL RESERVE REQUIREMENTS

The subsidiary bank is required to maintain average reserve balances with the Federal Reserve Bank. The reserve requirement is calculated as a percentage of total deposit liabilities and was $8.4 million for the year ended December 31, 2010.

15. EMPLOYEE BENEFIT PLANS

The Centra 401(k) Plan (the Plan) is a deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees who attain age twenty-one and complete six months of service are eligible to participate in the Plan. Participants may contribute from 1% to 15% of pre-tax earnings to their respective accounts. These contributions may be invested in various investment alternatives selected by the employee. Centra matched 100% of the first 4% of compensation deferred by the employee during 2010, 2009 and 2008. Centra’s total expense associated with the Plan approximated $383,000 in 2010, $350,000 in 2009 and $329,000 in 2008.

Centra has supplemental retirement agreements with key executive officers. The cost is being accrued over the period of active service from the date of the agreements and was $2.0 million in 2010, $1.6 million in 2009 and $1.0 million in 2008. The liability for such agreements approximated $5.6 million and $3.6 million at December 31, 2010 and 2009, respectively, and is included in other liabilities in the consolidated balance sheets. To assist in funding the cost of these agreements, Centra is the owner and beneficiary of life insurance policies on the participating key executive officers. During 2010 and 2009, Centra purchased additional life insurance policies of approximately $2.0 million and $5.1 million, respectively. During the years ended December 31, 2010, 2009 and 2008, the increase in cash surrender value on the policies were $718,000, $465,000, and $362,000, respectively. The cost of the supplemental retirement plan was more than the cash surrender value by $1.3 million in 2010, $1.1 million in 2009 and $676,000 in 2008.

16. STOCK COMPENSATION PLANS

Compensation cost relating to share-based payment transactions is recognized in the financial statements based on the fair value of the equity or liability instruments issued. Centra’s Share Option plan (the Plan), which is stockholder-approved, permits the granting of stock options to its employees for up to 2.0 million shares of common stock. Centra believes that such awards better align the interests of its employees with those of its stockholders. Option awards are granted with an exercise price equal to the market price of Centra’s stock at the date of grant; the awards generally vest based on four years of continuous service and have 10-year contractual terms. Share-based compensation to employees, including grants of stock options, is measured using a fair value based method and the related compensation expense is recorded in the consolidated statement of income. Centra recognized compensation expense of $826,000 in 2010, $361,000 in 2009 and $223,000 in 2008 related to share based awards.

A summary of option activity under the Plan as of December 31, 2010, and the changes during the year ended is presented below:

Outstanding Shares	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term - Years	Aggregate Intrinsic Value
Outstanding at beginning of period	1,260,305	$11.04
Granted	189,000	20.00
Exercised	236,790	6.84
Forfeited	2,150	15.29

Outstanding at end of period	1,210,413	13.25	5.7	11,086,453

Exercisable at end of period	1,122,394	12.90	5.5	10,668,830

The weighted average estimated fair value of options granted were $2.30 in 2010 and $3.31 in 2009. Centra did not grant any options in 2008. The total intrinsic value of stock options exercised was $3.7 million in 2010 and $2.7 million in 2009. There were 236,790 stock options exercised in 2010 compared to 218,523 in 2009 and 216,967 in 2008.

Centra used the Black-Scholes option pricing model to calculate the estimated fair value of the options granted in 2010 and 2009. The weighted-average assumptions used were a risk-free interest rate of 3.4%, volatility of 0.1% and expected dividend rate of 1.2% and a weighted average expected life of options of 7 years for the options granted in 2010. The weighted-average assumptions used were a risk-free interest rate of 3.6%, volatility of 0.1% and expected dividend rate of 0.2% and a weighted average expected life of options of 7 years for the options granted in 2009. As noted above, Centra did not grant any options in 2008.

As of December 31, 2010, the total unrecognized compensation cost related to non-vested awards was $125,000 and $452,000 as of December 31, 2009. The weighted-average exercise price is $17.67 and $15.44 per non-vested option as of December 31, 2010 and 2009, respectively.

The Black-Scholes option valuation model was originally developed for use in estimating the fair value of traded options, which have different characteristics than options granted by Centra, such as no vesting or transfer restrictions. The model requires the input of highly subjective assumptions, which can materially affect the fair value estimate. The expected life assumption was based solely on historical data. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term approximating the expected life of the options

17. GOODWILL AND INTANGIBLE ASSETS

The carrying amount of goodwill approximated $12 million at December 31, 2010 and 2009. Centra completed its annual assessment of the carrying value of goodwill during 2010 and concluded that its carrying value was not impaired.

The following table summarizes core deposit intangibles, which are subject to amortization as of December 31, 2010 and 2009:

(Dollars in thousands)	2010	2009
Gross carrying amount	$6,024	$6,024
Accumulated amortization	(3,331)	(2,591)

Net core deposit intangible	$2,693	$3,433

During 2010, 2009 and 2008, Centra recognized pre-tax amortization expense of $740,000 per year associated with its core deposit intangible assets. The estimated amortization expense for core deposit intangible assets is $740,000 per year for the next four years.

18. PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed Balance Sheet

	December 31
(Dollars in Thousands)	2010	2009
Assets:
Cash and cash equivalents	$1,082	$2,649
Available-for-sale securities, at estimated fair value (amortized cost of $393 in 2010 and $389 in 2009)	393	389
Investment in second tier bank holding companies	153,928	121,574
Other assets	445	532

Total assets	$155,848	$125,144

Liabilities:
Long-term debt	$20,000	$20,000

Total liabilities	20,000	20,000
Stockholders’ equity:
Preferred stock, $1 par value, 1,000,000 authorized, none issued	—	—
Common stock, $1 par value, 50,000,000 authorized, 8,451,444 and 7,122,525 issued and outstanding on December 31, 2010 and 2009 respectively	8,451	7,123
Additional paid-in capital	121,427	97,320
Retained earnings (deficit)	5,074	(838)
Accumulated other comprehensive income	896	1,539

Total stockholders’ equity	135,848	105,144

Total liabilities and stockholders’ equity	$155,848	$125,144

Consolidated Statement of Income

(Dollars in Thousands)	Year Ended December 31
	2010	2009	2008
Income:
Dividends from bank subsidiary	$1,000	$—	$1,750
Interest and dividends	—	19	30
Security losses	(72)	(526)	—
Expense:
Interest expense	469	575	1,094
Other expenses	38	20	8

Income (loss) before federal income tax and equity in undistributed earnings of subsidiaries	421	(1,102)	678
Applicable income tax benefit	(193)	(425)	(503)
Equity in undistributed income of subsidiaries	7,613	8,694	5,389

Net income	$8,227	$8,017	$6,570
Dividends and accretion on preferred stock (TARP)	—	923	—

Net income available to common stockholders	$8,227	$7,094	$6,570

Statement of Cash Flows

(Dollars in Thousands)	Year Ended December 31
	2010	2009	2008
Operating activities:
Net income	$ 8,227	$ 8,017	$ 6,570
Adjustments to reconcile net income to net cash provided by operating activities:
Increase (Decrease) in accrued expenses	108	(218)	(400)
Loss on securities	72	526	—
Equity in undistributed income of subsidiaries	(7,613)	(8,694)	(5,389)

Net cash provided by (used in) operations	794	(369)	781
Investing activities:
Net purchases of available-for-sale securities	(76)	—	(89)

Net cash used in investing activities	(76)	—	(89)
Financing activities:
Cash received from dividend reinvestment plan	634	1,293	—
Proceeds of stock offering	20,614	(3)	—
Payments for fractional shares	—	(8)	(8)
Cash dividend paid on common stock	(1,097)	(1,282)	(898)
Cash received from stock options exercised	1,660	1,685	1,688
Net proceeds from issuance of Series A and B Preferred Stock	—	15,000	—
Repayment of Series A and B Preferred Stock	—	(15,750)	—
Cash dividends paid on preferred stock and warrants	—	(173)	—
Investment in subsidiaries	(24,096)	98	(34)

Net cash provided by (used in) financing activities	(2,285)	860	748

Net change in cash	(1,567)	491	1,440
Cash and cash equivalents at beginning of year	2,649	2,158	718

Cash and cash equivalents at end of year	$ 1,082	$ 2,649	$ 2,158

19. SUMMARIZED QUARTERLY INFORMATION (UNAUDITED)

A summary of selected quarterly financial information for 2010 and 2009 follows:

(Dollars in Thousands, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2010:
Interest income	$15,443	$15,355	$15,220	$15,030
Interest expense	4,565	4,378	3,838	3,308
Net interest income	10,878	10,977	11,382	11,722
Provision for credit losses	755	815	1,019	2,500
Other income	1,928	2,299	2,370	2,406
Other expenses	8,996	8,960	8,882	9,681
Income tax expense	1,003	1,143	1,260	721
Net income available to common stockholders	2,052	2,358	2,591	1,226
Basic earnings per share	$0.27	$0.28	$0.30	$0.15
Diluted earnings per share	$0.25	$0.27	$0.29	$0.14
Basic weighted average shares outstanding	7,694,931	8,413,893	8,424,891	8,440,519
Diluted weighted average shares outstanding	8,148,610	8,719,571	8,758,909	8,844,889

2009:
Interest income	$16,315	$16,307	$16,233	$16,091
Interest expense	5,836	5,698	5,270	4,908
Net interest income	10,479	10,609	10,963	11,183
Provision for credit losses	404	916	1,186	3,163
Other income	1,540	2,271	2,030	2,036
Other expenses	7,474	8,691	8,430	8,804
Income tax expense	1,370	1,116	1,223	317
Net income	2,771	2,157	2,154	935
Dividends and accretion on Preferred Stock (TARP)	920	3	—	—
Net income available to common stockholders	1,851	2,154	2,154	935
Basic earnings per share	$0.27	$0.31	$0.31	$0.13
Diluted earnings per share	$0.26	$0.30	$0.29	$0.12
Basic weighted average shares outstanding	6,848,841	6,916,999	6,970,533	7,043,786
Diluted weighted average shares outstanding	7,242,410	7,281,880	7,327,725	7,514,265

20. SUBSEQUENT EVENT

On February 17, 2011, the Board of Directors of Centra Bank, Inc. (the “Bank”), a wholly owned subsidiary of Centra Financial Holding, Inc. (the “Company”), amended the following agreements with Douglas J. Leech: (i) the Employment Agreement dated as of January 17, 2008 (as amended March 17, 2008, January 13, 2009, September 23, 2010, and February 16, 2011) (the “Employment Agreement”), (ii) the Executive Supplemental Retirement Plan Executive Agreement dated as of April 20, 2000 (as amended December 24, 2008, and September 23, 2010) (the “2000 SERP”), and (iii) the Supplemental Executive Retirement Plan Agreement, dated as of February 23, 2008 (as amended March 17, 2008, and January 13, 2009) (the “2008 SERP”). The Company agreed to this amendment.

In this amendment:

•

Mr. Leech waived all rights to cash severance and retirement benefits under the Employment Agreement, the 2000 SERP, and the 2008 SERP that would exceed, on a present value basis, as of the date of his termination of employment limits of approximately $5 million of severance under the Employment Agreement, $3 million of retirement benefits under 2000 SERP, and $8 million of retirement benefits under the 2008 SERP. One of the SERPs also guaranteed certain minimum life insurance benefits, which guarantee was waived.

•

The Bank confirmed Mr. Leech’s right to certain employee health and welfare benefits and fringe benefits as part of his severance benefits that are currently provided in his Employment Agreement; however, Mr. Leech agreed that the aggregate value of these benefits will not exceed a present value of $2.3 million and he waived his right to certain fringe benefits that would have otherwise been provided as part of his severance under the Employment Agreement.

•

The Bank agreed that if the Bank desires to terminate the $4 million face value term life insurance it holds on Mr. Leech’s life, he may assume the policies at his cost. The Bank also agreed to continue the bank owned life insurance on Mr. Leech’s life, for the benefit of his beneficiaries, which currently has a death benefit of $4.6 million.

•	The Bank confirmed the existing provision of the Employment Agreement that provides Mr. Leech a gross-up for any excise taxes or penalty taxes under Section 4999 of the Internal Revenue Code.

REPORT ON MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER

FINANCIAL REPORTING

The management of Centra Financial Holdings, Inc. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements of Centra Financial Holdings, Inc. have been prepared in accordance with U.S. generally accepted accounting principles and, necessarily include some amounts that are based on the best estimates and judgments of management. The management of Centra Financial Holdings, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to produce reliable financial statements in conformity with U.S. generally accepted accounting principles. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audits with actions taken to correct potential deficiencies as they are identified. Because of inherent limitations in any internal control system, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation and reporting. -

Management assessed the effectiveness of Centra Financial Holdings, Inc.’s internal control over financial reporting as of December 31, 2010 based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, management believes that, as of December 31, 2010, Centra Financial Holdings, Inc.’s system of internal control over financial reporting is effective based on those criteria.

Centra Financial Holdings, Inc.’s independent registered public accounting firm, Ernst & Young LLP, has audited the consolidated financial statements included in this Annual Report and has issued an attestation report on Centra’s internal control over financial reporting.

March 16, 2011

/s/ Douglas J. Leech

Douglas J. Leech

Chief Executive Officer

/s/ Darren K. Williams

Darren K. Williams

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

On Effectiveness of Internal Control Over Financial Reporting

The Board of Directors and Stockholders

Centra Financial Holdings, Inc.

We have audited Centra Financial Holdings, Inc.’s (Centra) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Centra’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Centra’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Centra Financial Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Centra Financial Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Charleston, West Virginia

March 16, 2011

Report of Independent Registered Public Accounting Firm

On Consolidated Financial Statements

The Board of Directors and Stockholders

Centra Financial Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Centra Financial Holdings, Inc. and subsidiaries (Centra) as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of Centra’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centra Financial Holdings, Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Centra Financial Holdings Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Charleston, West Virginia

March 16, 2011

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

dated as of December 15, 2010

by and between

UNITED BANKSHARES, INC.

and

CENTRA FINANCIAL HOLDINGS, INC.

A-i

A-ii

AGREEMENT AND PLAN OF REORGANIZATION, dated as of December 15, 2010, (this “Agreement”), by and between CENTRA FINANCIAL HOLDINGS, INC. (“Centra”) and UNITED BANKSHARES, INC. (“United”).

RECITALS

A. Centra. Centra is a West Virginia corporation, having its principal place of business in Morgantown, West Virginia.

B. United. United is a West Virginia corporation, having its principal place of business in Charleston, West Virginia.

C. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986 (the “Code”).

D. Board Action. The respective Boards of Directors of each of United and Centra have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

Certain Definitions

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Agreement” has the meaning set forth in Section 9.03(a).

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Centra or any of its Significant Subsidiaries or any proposal or offer to acquire equity interests representing 24.99% or more of the voting power of, or at least 24.99% of the assets or deposits of, Centra or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Average Closing Price” has the meaning set forth in Section 4.03.

“Bank Merger” has the meaning set forth in Section 3.01(a).

“Bank Merger Effective Date” has the meaning set forth in Section 3.02.

“Book Entry Shares” has the meaning set forth in Section 4.04.

“Centra” has the meaning set forth in the preamble to this Agreement.

“Centra Bank” means Centra Bank, Inc., a commercial bank chartered under the laws of the State of West Virginia and a wholly owned indirect subsidiary of Centra.

“Centra Board” means the Board of Directors of Centra.

“Centra By-Laws” means the By-laws of Centra.

“Centra Certificate” means the Amended and Restated Articles of Incorporation of Centra.

“Centra Common Stock” means the common stock, par value $1.00 per share, of Centra.

“Centra Meeting” has the meaning set forth in Section 7.02.

“Centra Stock Options” has the meaning set forth in Section 4.06.

“Centra Stock Plans” has the meaning set forth in Section 4.06.

“Centra Preferred Stock” means the preferred stock of Centra, par value of $1.00 per share.

“Centra’s SEC Documents” has the meaning set forth in Section 6.03(g).

“Code” means the Internal Revenue Code of 1986, as amended.

“Compensation and Benefit Plans” has the meaning set forth in Section 6.03(m).

“Consultants” has the meaning set forth in Section 6.03(m).

“Costs” has the meaning set forth in Section 7.10(a).

“Determination Date” has the meaning set forth in Section 4.03.

“Directors” has the meaning set forth in Section 6.03(m).

“Disclosure Schedule” has the meaning set forth in Section 6.01.

“Dissenters’ Shares” has the meaning set forth in Section 4.07.

“DOL” means the United States Department of Labor.

“Effective Date” has the meaning set forth in Section 2.02(a).

“Effective Time” means the effective time of the Merger, as provided for in Section 2.02(a).

“Employees” has the meaning set forth in Section 6.03(m).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 6.03(m)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means BNY Shareholder Services.

“Exchange Fund” has the meaning set forth in Section 4.04(a).

“Exchange Ratio” has the meaning set forth in Section 4.01(a).

“Fee” has the meaning set forth in Section 9.03(a).

“Final Index Price” has the meaning set forth in 9.01(i)(ii).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“IRS” has the meaning set forth in Section 6.03(m)(ii).

“Indemnified Party” has the meaning set forth in Section 7.10(a).

“Index Group” has the meaning set forth in Section 9.01(i)(ii).

“Index Price” has the meaning set forth in Section 9.01(i)(ii).

“Index Ratio” has the meaning set forth in Section 9.01(i)(ii)

“Insurance Amount” has the meaning set forth in Section 7.10(b).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Material Adverse Effect” means, with respect to United or Centra, any event, change, effect, development, state of facts, condition, circumstances or occurrence that, individually or in the aggregate, (i) is material and adverse to the financial position, results of operations or business of United and its Subsidiaries taken as a whole or Centra and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either United or Centra to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities except to the extent that such changes have a disproportionate impact on United or Centra, as the case may be, relative to the overall effects on the banking industry, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent that such changes have a disproportionate impact on United or Centra, as the case may be, relative to the overall effects on the banking industry, (c) changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on United or Centra, as the case may be, relative to the overall effects on the banking industry, (d) any modifications or changes to valuation policies and practices in connection with the Merger in accordance with GAAP, (e) actions and omissions of United or Centra taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (f) any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters, (g) failure of United or Centra to meet any internal financial forecasts or any earnings projections (whether made by United or Centra or any other Person), (h) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, or (i) the effects of compliance with this Agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by this Agreement. For the avoidance of doubt, Centra and United hereby agree that if Centra is unable to make the representations and warranties contained in Section 6.03(m)(xi) as of the Effective Date, it will be deemed to have a Material Adverse Effect on the parties’ ability to consummate the Merger and the other transactions contemplated by this Agreement.

“Merger” has the meaning set forth in Section 2.01(b).

“Merger Consideration” has the meaning set forth in Section 4.01(a).

“Merger Sub” means UBC Holding Company, Inc., a West Virginia corporation and wholly-owned subsidiary of United, and/or one or more other corporations or limited liability companies to be organized under the laws of the State of West Virginia by United prior to the Effective Time.

“NASDAQ” means as The NASDAQ Stock Market, Inc.’s Global Select Market.

“New Certificate” has the meaning set forth in Section 4.04(a).

“Old Certificate” has the meaning set forth in Section 4.04(a).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 6.03(m)(ii).

“Person” means any individual, bank, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule or in its SEC Documents.

“Proxy Statement” has the meaning set forth in Section 7.03(a).

“Registration Statement” has the meaning set forth in Section 7.03(a).

“Regulatory Authorities” has the meaning set forth in Section 6.03(i).

“Rights” means, with respect to any Person, securities, agreements, plans (including any employee stock purchase plans, dividend reinvestment plans or other equity plans) or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” means any registration statement, prospectus, report, schedule and definitive proxy statement and other documents filed with or furnished to the SEC by United or Centra or any of their Subsidiaries pursuant to the Securities Act or Exchange Act.

“Secretary of State” means the Secretary of State of the State of West Virginia.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Starting Date” has the meaning set forth in Section 9.01(i)(ii).

“Starting Price” has the meaning set forth in Section 9.01(i)(ii).

“Stock Option Consideration” has the meaning set forth in Section 4.06.

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 Section 210.1-(2)(w) of Regulation S-X of the SEC.

“Superior Proposal” has the meaning set forth in Section 9.01(h).

“Surviving Corporation” has the meaning set forth in Section 2.01(b).

“Takeover Laws” has the meaning set forth in Section 6.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Treasury Stock” shall mean shares of Centra Common Stock held by Centra or any of its Subsidiaries in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

“United” has the meaning set forth in the preamble to this Agreement.

“United Bank” means United Bank, Inc., a commercial bank chartered under the laws of the State of West Virginia.

“United Board” means the Board of Directors of United.

“United Common Stock” means the common stock, par value $2.50 per share, of United.

“United Compensation and Benefit Plans” has the meaning set forth in Section 6.04(k)(i).

“United Consultants” has the meaning set forth in Section 6.04(k)(i).

“United Directors” has the meaning set forth in Section 6.04(k)(i).

“United Employees” has the meaning set forth in Section 6.04(k)(i).

“United ERISA Affiliate” has the meaning set forth in Section 6.04(k)(iii).

“United ERISA Affiliate Plan” has the meaning set forth in Section 6.04(k)(iii).

“United Pension Plan” has the meaning set forth in Section 6.04(k)(ii).

“United Ratio” has the meaning set forth in Section 9.01(i)(i).

“United’s SEC Documents” has the meaning set forth in Section 6.04(g).

“WVBCA” means the West Virginia Business Corporation Act.

ARTICLE II

The Merger

2.01 The Merger.

(a) Prior to the Effective Time, United shall take any and all action necessary (i) to cause Merger Sub to become a party to this Agreement, to be evidenced by the execution by the Merger Sub of a supplement to this Agreement in substantially the form of Annex A and delivery thereof to Centra; and (ii) to cause Merger Sub to take all actions necessary or proper to comply with the obligations of United and such Merger Sub to consummate the transactions contemplated hereby.

(b) At the Effective Time, Centra shall merge with and into Merger Sub (the “Merger”), the separate corporate existence of Centra shall cease and Merger Sub shall survive and continue to exist as a West Virginia corporation (Merger Sub, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”). United may at any time prior to the Effective Time change the method of effecting the combination with Centra (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, that no such change shall (i) cause the approval of the stockholders of United to be required as a condition to the Merger, (ii) alter or change the amount or kind of Merger Consideration, or the relative proportions of cash and United Common Stock included therein, (iii) adversely affect the tax-free treatment of the Merger to Centra’s stockholders as a result of receiving the Merger Consideration, or (iv) materially impede or delay consummation of the transactions contemplated by this Agreement; and provided further, that United shall provide Centra prior written notice of such change and the reasons therefor.

(c) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Merger shall become effective upon the occurrence of the filing in the office of the Secretary of State articles of merger in accordance with Section 31D-11-1106 of the WVBCA or such later date and time as may be set forth in such articles of merger. The Merger shall have the effects prescribed in the WVBCA.

(d) The Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.02 Effective Date and Effective Time.

(a) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the parties shall cause the effective date of the Merger (the “Effective Date”) to occur on (i) the fifth business day to occur after the last of the conditions set forth in Article VIII shall have been satisfied or waived in accordance with the terms of this Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger (or, at the election of United, on the last business day of the month in which such fifth business day occurs), or (ii) such other date to which the parties may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the “Effective Time.”

(b) Notwithstanding any other provision in this Agreement to the contrary, if United shall exercise its right to delay the Effective Date pursuant to this Section 2.02, and a record date for any dividend or other distribution in respect of the United Common Stock is taken during the period of such delay such that the Centra stockholders will not be entitled to participate in such dividend, each stockholder of Centra shall be entitled to receive, upon surrender of the Old Certificates or Book-Entry Shares and compliance with the other provisions of Article IV, a payment equal to the amount and kind of dividend or other distribution that such holder would have received had such holder been a holder of record of the shares of United Common Stock issuable to such holder in the Merger on the record date for such dividend or other distribution.

ARTICLE III

The Bank Merger

3.01 The Bank Merger. After the Effective Time, Centra Bank, the wholly owned indirect subsidiary of Centra, shall merge with and into United Bank, a wholly owned subsidiary of United (the “Bank Merger”), the separate existence of Centra Bank shall cease and United Bank shall survive and continue to exist as a West Virginia banking corporation. United may at any time prior to the Effective Time, change the method of effecting the combination with Centra Bank (including, without limitation, the provisions of this Article III) if and to the extent it deems such changes necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration, or the relative proportions of cash and United Common Stock included therein, (ii) adversely affect the tax-free treatment of the Merger to Centra’s stockholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement; and provided, further, that United shall provide Centra with prior written notice of such change and the reasons therefore.

(a) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Bank Merger shall become effective upon the occurrence of the filing in the office in the Secretary of State of articles of merger in accordance with Section 31D-11-1106 of the WVBCA or such later date and time as may be set forth in such articles and the issuance of a certificate of merger by the Secretary of State under the WVBCA. The Bank Merger shall have the effects prescribed in the WVBCA.

3.02 Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, it being agreed that any required consents, approvals, and authorizations from any Governmental Authorities to effect the Bank Merger shall not be a condition to the consummation of the Merger, the parties shall use reasonable efforts to cause the effective date of the Bank Merger (the “Bank Merger Effective Date”) to occur as soon as reasonably practicable after the Effective Date or such later date to which the parties may agree in writing.

ARTICLE IV

Consideration; Exchange Procedures

4.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a) Merger Consideration. Each holder of a share of Centra Common Stock (other than Centra and its Subsidiaries or United and its Subsidiaries and Dissenters’ Shares, in each case except for shares held by them in a fiduciary capacity or as a result of debts previously contracted) shall receive in respect thereof, subject to the limitations set forth in this Agreement, 0.7676 shares (“Exchange Ratio”) of United Stock (the “Merger Consideration”). All shares of Centra Preferred Stock shall be cancelled as of the Effective Time.

(b) Outstanding United Stock. Each share of United Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

(c) Treasury Shares. Each share of Centra Common Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefore.

(d) Merger Sub Shares. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and unaffected by the Merger, and no consideration shall be issued in exchange therefor.

4.02 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Centra Common Stock shall cease to be, and shall have no rights as, stockholders of Centra, other than to receive the Merger Consideration and any dividend or other distribution with respect to such Centra Common Stock with a record date occurring prior to the Effective Time, the payment, if any, in lieu of certain dividends on United Common Stock provided for in Section 2.02(b), and the consideration provided under this Article IV. After the Effective Time, there shall be no transfers on the stock transfer books of Centra or the Surviving Corporation of shares of Centra Common Stock.

4.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of United Common Stock and no certificates or scrip therefore, or other evidence of ownership thereof, will be issued in the Merger; instead, United shall pay to each holder of Centra Common Stock who would otherwise be entitled to a fractional share of United Common Stock (after taking into account all Old Certificates registered in the name of such holder or Book-Entry Shares held by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the daily closing prices for the shares of United Common Stock for the 20 consecutive full trading days on which such shares are actually traded on the NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the tenth trading day (the “Determination Date”) immediately preceding the Effective Date) (the “Average Closing Price”).

4.04 Exchange Procedures.

(a) At or prior to the Effective Time, United shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates formerly representing shares of Centra Common Stock (“Old Certificates”) and holders of non-certificated shares of Centra Common Stock (“Book-Entry Shares”), for exchange in accordance with this Article IV, (i) certificates representing shares of United Common Stock or non-certificated shares of United Common Stock (collectively, “New Certificates”) and (ii) an amount of cash necessary for payments required by Section 4.03 (the “Exchange Fund”). The Exchange Fund will be distributed in accordance with the Exchange Agent’s normal and customary procedures established in connection with merger transactions.

(b) As soon as practicable after the Effective Time, and in no event later than five business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Old Certificates or Book-Entry Shares a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates or Book-Entry Shares shall pass, only upon delivery of the Old Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates or Book-Entry Shares in exchange for New Certificates, if any, that the holders of the Old Certificates or Book-Entry Shares are entitled to receive pursuant to Article IV, any cash in lieu of fractional shares into which the shares of Centra Common Stock represented by the Old Certificates or Book-Entry Shares shall have been converted pursuant to this Agreement and any payment required pursuant to Section 2.02(b) of this Agreement. Upon proper surrender of an Old Certificate or Book-Entry Shares for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor (i) a New Certificate representing that number of whole shares of United Common Stock that such holder has the right to receive pursuant to Article IV, if any, (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificates or Book-Entry Shares surrendered pursuant to the provisions of this Article IV, and (iii) any payment required by Section 2.02(b), and the Old Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) Neither the Exchange Agent, if any, nor any party hereto shall be liable to any former holder of Centra Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to United Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate or Book-Entry Shares representing shares of Centra Common Stock converted in the Merger into the right to receive shares of such United Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefore in accordance with the procedures set forth in this Section 4.04. After becoming so entitled in accordance with this Section 4.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions by the Exchange Agent, without any interest thereon, which theretofore had become payable with respect to shares of United Common Stock such holder had the right to receive upon surrender of the Old Certificates or Book-Entry Shares.

(e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Centra on the business day after the one-year anniversary of the Effective Date shall be paid to United. Any stockholders of Centra who have not theretofore complied with this Article IV shall thereafter look only to United for payment of the Merger Consideration, cash in lieu of any fractional shares and unpaid dividends and distributions on United Common Stock deliverable in respect of each share of Centra Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

4.05 Anti-Dilution Provisions. In the event United changes (or establishes a record date for changing) the number of shares of United Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, reverse stock split, stock dividend, reorganization, recapitalization or similar transaction with respect to the outstanding United Common Stock and the record date therefor shall be prior to the Effective Date, or shall establish a record date prior to the Effective Date with respect to any dividend or other distribution in respect of the United Common Stock other than a cash dividend consistent with past practice, the Exchange Ratio shall be proportionately adjusted to provide the holders of Centra Common Stock the same economic effect as contemplated by this Agreement prior to such event.

4.06 Options. At the Effective Time, the holders of each outstanding option (each, a “Centra Stock Option”) to purchase shares of Centra Common Stock, whether vested or unvested as of the date of this Agreement, under any and all plans of Centra under which stock options have been granted (collectively, the “Centra Stock Plans”) shall be entitled to receive cash in an amount equal to the product obtained by multiplying (1) the difference between the value of (a) $21.00 and (b) the exercise price (rounded to the nearest cent) for each outstanding Centra Stock Option by (2) the number of shares of Centra Common Stock subject to such Centra Stock Option (the “Stock Option Consideration”). There will be no payment by United to any holder of Centra Stock Options with an exercise price equal to or greater than $21.00 and any such Centra Stock Options shall be terminated as of the Effective Time. United shall have no obligation to make any additional grants or awards under the Centra Stock Plans.

4.07 Dissenters’ Rights. If applicable, shares of Centra Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded appraisal for such shares in accordance with the WVBCA (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the WVBCA, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under the WVBCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 4.04 of the Old Certificates or Book-Entry Shares that, immediately prior to the Effective Time, evidenced such shares.

ARTICLE V

Actions Pending the Effective Time

5.01 Forebearances of Centra. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Previously Disclosed, without the prior written consent of United (which consent shall not be unreasonably withheld, delayed or conditioned), Centra will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct the business of Centra and its Subsidiaries other than in the ordinary and usual course, fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, make any capital expenditure in excess of $100,000 or take any action reasonably likely to have an adverse effect upon Centra’s ability to perform any of its material obligations under this Agreement.

(b) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Centra Common Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of Centra Common Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c) Dividends, Etc. (a) Make, declare, pay or set aside for payment any dividend (other than regular quarterly cash dividends in an amount not to exceed $0.075 per share of Centra Common Stock on the record and payment dates consistent with past practice and dividends from wholly-owned Subsidiaries to Centra or another wholly-owned Subsidiary of Centra) on or in respect of, or declare or make any distribution on any shares of Centra Common Stock or (b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. (i) enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Centra or its Subsidiaries, or (ii) grant any salary or wage increase or increase any employee benefit, except Centra may award normal individual increases in compensation to employees in the ordinary course of business consistent with past practice and (B) Centra and United will establish a retention bonus pool not to exceed $500,000 in the aggregate that will be dedicated to certain employees of Centra designated by officers of Centra for purposes of retaining such employees prior to and after the Effective Time.

(e) Benefit Plans. Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Centra or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f) Dispositions. Except as Previously Disclosed, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

(g) Acquisitions. Except as Previously Disclosed or in the ordinary course of its business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents. Amend the Centra Certificate, Centra By-Laws or the certificate of incorporation or by-laws (or similar governing documents) of any of Centra’s Subsidiaries.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(j) Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any material contract (as defined in Section 6.03(k)) or amend or modify any of its existing material contracts in a manner that is material to Centra and its Subsidiaries taken as a whole.

(k) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involve solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Centra and its Subsidiaries, taken as a whole.

(l) Adverse Actions. (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (1) any of the conditions to the Merger set forth in Article VIII not being satisfied or (2) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m) Risk Management. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to materially follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business.

(o) Commitments. Agree or commit to do any of the foregoing.

5.02 Forebearances of United. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Centra (which consent shall not be unreasonably withheld, delayed or conditioned), United will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct the business of United and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to have an adverse effect upon United’s ability to perform any of its material obligations under this Agreement.

(b) Risk Management. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to materially follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(c) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(d) Dividends. Make, declare, pay or set aside for payment any extraordinary dividend, other than in connection with the United Stock Repurchase Program.

(e) Adverse Actions. (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (1) any of the conditions to the Merger set forth in Article VIII not being satisfied or (2) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(f) Transactions Involving United. Enter into any agreement, arrangement or understanding with respect to the merger, acquisition, consolidation, share exchange or similar business combination involving United and/or a United Subsidiary, where the effect of such agreement, arrangement or understanding, or the consummation or effectuation thereof, would be reasonably likely to or does result in the termination of this Agreement, materially delay or jeopardize the receipt of the approval of any Regulatory Authority or the filing of an application therefor, or cause the anticipated tax treatment of the transactions contemplated hereby to be unavailable; provided, that nothing herein shall prohibit any such transaction that by its terms contemplates the consummation of the Merger in accordance with the provisions of this Agreement and which treats holders of Centra Common Stock, upon completion of the Merger and their receipt of United Common Stock, in the same manner as the holders of United Common Stock.

(g) Governing Documents. Amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of Centra.

(h) Commitments. Agree or commit to do any of the foregoing.

ARTICLE VI

Representations and Warranties

6.01 Disclosure Schedules. On or prior to the date hereof, United has delivered to Centra a schedule and Centra has delivered to United a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 6.03 or 6.04 or to one or more of its covenants contained in Article V; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard set forth in Section 6.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the party making the representation. All of Centra’s and United’s representations, warranties and covenants contained in this Agreement are qualified by reference to its respective Disclosure Schedule and none thereof shall be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with a written request of the other party.

6.02 Standard. No representation or warranty of Centra or United contained in Section 6.03 or 6.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 6.03 or 6.04 has had or is reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “knowledge” shall mean (i) with respect to United, actual knowledge of Richard M. Adams, Richard M. Adams, Jr., James J. Consagra, Jr., James B. Hayhurst, Jr., Joe L. Wilson and Steven E. Wilson, and (ii) with respect to Centra, actual knowledge of Douglas J. Leech, Darren K. Williams, Henry M. Kayes, Jr., Kevin D. Lemley, Timothy P. Saab, E. Richard Hilleary, Karla J. Strosnider and John T. Fahey.

6.03 Representations and Warranties of Centra. Subject to Sections 6.01 and 6.02 and except as Previously Disclosed, Centra hereby represents and warrants to United:

(a) Organization and Standing. Centra is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia. Centra is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capitalization. As of the date hereof, the authorized capital stock of Centra consists of (i) 50,000,000 shares of Centra Common Stock, of which as of the date hereof, 8,446,290 shares are outstanding, and (ii) 1,000,000 shares of Centra Preferred Stock, none of which as of the date hereof are outstanding. As of the date hereof, except pursuant to the terms of options and stock issued pursuant to the Centra Stock Plans, Centra does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Centra Common Stock, Centra Preferred Stock or any other equity securities of Centra or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Centra Common Stock, Centra Preferred Stock or other equity securities of Centra or any of its Subsidiaries. As of the date hereof, Centra has 1,215,566 shares of Centra Common Stock that are issuable and reserved for issuance upon the exercise of Centra Stock Options. The outstanding shares of Centra Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(c) Subsidiaries. Centra has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary. (A) Centra owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (B) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (E) all the equity securities of each Subsidiary held by Centra or its Subsidiaries are fully paid and nonassessable and are owned by Centra or its Subsidiaries free and clear of any Liens.

(i) Centra has Previously Disclosed a list of all equity securities, or similar interests of any Person or any interest in a partnership or joint venture of any kind, other than its Subsidiaries, that it beneficially owns, directly or indirectly, as of the date hereof.

(ii) Each of Centra’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d) Corporate Power. Each of Centra and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Centra has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Corporate Authority. Subject to receipt of the requisite approval of this Agreement (including the agreement of merger set forth herein) by the holders of more than a majority of the outstanding shares of Centra Common Stock entitled to vote thereon (which is the only vote of Centra stockholders required thereon), the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Centra and the Centra Board. Assuming due authorization, execution and delivery by United, this Agreement is a valid and legally binding obligation of Centra, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Consents and Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Centra or any of its Subsidiaries in connection with the execution, delivery or performance by Centra of this Agreement or to consummate the Merger except for (A) filings of applications or notices with federal and state banking and insurance authorities, (B) the filing of a certificate of merger with the Secretary of State pursuant to the WVBCA and the issuance of a certificate of merger in connection therewith, and (C) the filing of the Proxy Statement with the Securities and Exchange Commission. As of the date hereof, Centra is not aware of any reason why the approvals set forth in Section 8.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 8.01(b).

(ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph, and expiration of related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or any agreement, indenture or instrument of Centra or of any of its Subsidiaries or to which Centra or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Centra Certificate or the Centra By-Laws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or any agreement, indenture or instrument.

(g) Financial Reports; Absence of Certain Changes or Events.

(i) Centra’s Annual Report on Form 10-K for each of the fiscal years ended December 31, 2007, 2008 and 2009 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 2009, under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively “Centra’s SEC Documents”), as of the date filed, (A) as to form complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition of Centra contained in or incorporated by reference into any of Centra’s SEC Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Centra and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in stockholders’ equity and cash flows or equivalent statements of Centra in any of Centra’s SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders’ equity and cash flows, as the case may be, of Centra and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments in the case of unaudited statements.

(ii) Section 6.03(g)(ii) of Centra’s Disclosure Schedule lists, and upon request, Centra has delivered to United, copies of the documentation creating or governing all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K) effected by Centra or its Subsidiaries, since December 31, 2009. Ernst & Young LLP, which has expressed its opinion with respect to the audited financial statements of Centra and its Subsidiaries (including the related notes) included in Centra’s SEC Documents is and has been throughout the periods covered by such financial statements an independent registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002).

(iii) Centra has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC since December 31, 2006. Section 6.03(g)(iii) of Centra’s Disclosure Schedule lists and, except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering,

Analysis and Retrieval System (EDGAR) two days prior to the date of this Agreement, Centra has delivered to United copies in the form filed with the SEC of (A) its Annual Reports on Form 10-K for each fiscal year of the Company beginning after December 31, 2006, (B) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Centra referred to in clause (A) above, (C) all proxy statements relating to Centra’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents since the beginning of the first fiscal year referred to in clause (A) above, (D) all certifications and statements required by (x) the SEC’s Order dated June 27, 2002, pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460), (y) Rule 13a-14 or 15d-14 under the Exchange Act or (z) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any report referred to above, (E) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to United pursuant to this Section 6.03(g), filed by Centra with the SEC since the beginning of the first fiscal year referred above, and (F) all comment letters received by Centra from the staff of the SEC since December 31, 2009 and all responses to such comment letters by or on behalf of Centra.

(iv) Centra maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Centra and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Centra maintains internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act and as of December 31, 2009, such internal control over financial reporting was effective in providing reasonable assurance to Centra’s management and its board of directors regarding the preparation and fair presentation of published financial statements in accordance with GAAP. To Centra’s knowledge, each director and executive officer of Centra has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since December 31, 2009. As used in this Section 6.03(g), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(v) Since December 31, 2009, Centra and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice or for legal, accounting, and financial advisory fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(vi) Since December 31, 2009, (A) Centra and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 6.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Centra.

(h) Litigation. No litigation, claim or other proceeding before any court or Governmental Authority is pending against Centra or any of its Subsidiaries and, to Centra’s knowledge, no such litigation, claim or other proceeding has been threatened.

(i) Regulatory Matters.

(i) Neither Centra nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Office of the Comptroller of the Currency, the Federal Reserve Board and the Federal Deposit Insurance Corporation) or the supervision or regulation of it or any of its Subsidiaries (collectively, the “Regulatory Authorities”).

(ii) Neither Centra nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(iii) Centra is not a financial holding company as defined by the Gramm-Leach-Bliley Act of 1999.

(j) Compliance with Laws. Each of Centra and its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Centra’s knowledge, no suspension or cancellation of any of them is threatened;

(iii) has received, since December 31, 2000, no notification or communication from any Governmental Authority (A) asserting that Centra or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Centra’s knowledge, do any grounds for any of the foregoing exist);

(iv) Since January 1, 2008, is in compliance with the privacy provisions of the Gramm-Leach-Bailey Act, and all other applicable laws relating to consumer privacy; and

(v) At the Effective Time, the assumption by United of Centra’s obligations under Section 7.10 would be in compliance with Section 13(k) of the Exchange Act.

(k) Material Contracts; Defaults. Except for this Agreement, neither Centra nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non-compete or similar provision). Neither Centra nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) No Brokers. No action has been taken by Centra that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Keefe, Bruyette & Woods, Inc.

(m) Employee Benefit Plans.

(i) Centra has Previously Disclosed a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee (the “Employees”), current or former consultant (the “Consultants”) or current or former director (the “Directors”) of Centra or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”). Subject to Sections 5.01(d) and 6.03(m)(ix), neither Centra nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan.

(ii) Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or has applied for a favorable determination letter in compliance with the Code (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the Internal Revenue Service (“IRS”) or the Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter, and Centra is not aware of any circumstances that could adversely affect such qualification or that are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter. There is no material pending or, to the knowledge of Centra, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits. Neither Centra nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Centra or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii) No Compensation and Benefit Plans currently maintained, or maintained within the last six years, by Centra or any of its Subsidiaries or any entity (and “ERISA Affiliate”) that is considered one employer with Centra under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code is or was subject to Title IV of ERISA or is or was a multiemployer plan under Subtitle E of Title IV of ERISA. To the knowledge of Centra, there is no pending investigation or enforcement action by the PBGC, the DOL or IRS or any other governmental agency with respect to any Compensation and Benefit Plan.

(iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or any employee benefit arrangements under any collective bargaining agreement to which Centra or any of its Subsidiaries is a party have been timely made or have been reflected on Centra’s financial statements. None of Centra, any of its Subsidiaries or any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(v) Neither Centra nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder, and there has been no communication to Employees by Centra or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi) Centra and its Subsidiaries do not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii) With respect to each Compensation and Benefit Plan, if applicable, Centra has provided or made available to United, true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) two most recent Forms 5500 filed with the IRS; (D) most recent actuarial report and financial statement; (E) the most recent summary plan description; (F) forms filed with the PBGC (other than for minimum payments); (G) most recent determination or opinion letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; and (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

(viii) The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan other than the Centra Stock Plans or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix) Neither Centra nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(x) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of United, Centra or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(xi) As of the Effective Date, the chief executive officer of Centra will have terminated his full time employment, and (A) all payments and expenses incident to his termination, excluding perquisites, health and welfare benefits and other compensation not included in supplemental executive retirement plans, salary, severance and bonus, will not exceed the amount set forth on Section 6.03(m)(xi) of the Disclosure Schedule and (B) all payments and expenses incident to his termination related to perquisites, health and welfare benefits and other compensation not included in supplemental executive retirement plans, salary, severance and bonus will not exceed the amount set forth on Section 6.03(m)(xi) of the Disclosure Schedule.

(xii) As of the Effective Date, all supplemental employment retirement plans (SERPs) between Centra and any of its employees will have been terminated.

(xiii) Neither Centra nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any Compensation and Benefit Plan that is an operational failure under Section 409A of the Code or that would reasonably be expected to subject Centra or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider to Centra or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code. As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither Centra nor any of its Subsidiaries will be obligated to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider (as defined under Section 409A of the Code) to Centra or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider (as defined under Section 409A of the Code) respecting any such Tax, interest or penalty under Section 409A of the Code and no provision of any of the Compensation and Benefit Plans, or any actions taken or omitted thereunder, violate Section 409A of the Code.

(n) Labor Matters. Neither Centra nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Centra or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Centra or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Centra’s knowledge, threatened, nor is Centra aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Takeover Laws. Centra has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state applicable to Centra (collectively, “Takeover Laws”).

(p) Environmental Matters. To Centra’s knowledge, neither the conduct nor operation of Centra or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Centra’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Centra’s knowledge, neither Centra nor any of its Subsidiaries has received any notice from any person or entity that Centra or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

(q) Tax Matters.

(i) All Tax Returns that are required to be filed by or with respect to Centra and its Subsidiaries have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full, (iii) the Tax Returns referred to in clause (i) have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (iv) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Centra or its Subsidiaries. Centra has made available to United true and correct copies of the United States Federal Income Tax Returns filed by Centra and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 2009. Neither Centra nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2009 in excess of the amounts accrued with respect thereto that are reflected in the financial statements of Centra as of December 31, 2009. As of the date hereof, neither Centra nor any of its Subsidiaries has any knowledge of any conditions that exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(ii) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

(r) Risk Management Instruments. Neither Centra nor any of its subsidiaries are parties to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Centra’s own account, or for the account of one or more of Centra’s Subsidiaries or their customers.

(s) Books and Records. The books and records of Centra and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

(t) Insurance. Centra Previously Disclosed all of the insurance policies, binders, or bonds maintained by Centra or its Subsidiaries. Centra and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as the management of Centra reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Centra and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

6.04 Representations and Warranties of United. Subject to Sections 6.01 and 6.02 and except as Previously Disclosed, United hereby represents and warrants to Centra:

(a) Organization and Standing. United is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia. United is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capitalization.

(i) As of the date hereof, the authorized capital stock of United consists of (A) 100,000,000 shares of United Common Stock, of which as of November 30, 2010, 44,319,157 shares were outstanding, and (B) 50,000,000 shares of preferred stock with par value of $1.00 per share, as of the date hereof, none of which are outstanding. As of the date hereof, except as set forth in its Disclosure Schedule, United does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of United Common Stock or any other equity securities of United or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of United Common Stock or other equity securities of United or any of its Subsidiaries. As of November 30, 2010, United had 2,533,012 shares of United Common Stock which are issuable and reserved for issuance upon exercise of United Stock Options. The outstanding shares of United Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii) The shares of United Common Stock to be issued in exchange for shares of Centra Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, subject to no preemptive rights and authorized for trading on the NASDAQ.

(c) Subsidiaries. Each of United’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries. United has Previously Disclosed a list of all of its Subsidiaries, together with the jurisdiction of organization of each Subsidiary.

(d) Corporate Power. Each of United and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and United has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of United and the United Board. Shareholder approval of the transactions contemplated hereby is not required. Assuming due authorization, execution and delivery by Centra, this Agreement is a valid and legally binding agreement of United, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Consents and Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by United or any of its Subsidiaries in connection with the execution, delivery or performance by United of this Agreement or to consummate the Merger except for (A) filings of applications and notices with the federal and state banking and insurance authorities; (B) filings with the NASDAQ regarding the United Common Stock to be issued in the Merger; (C) the filing and declaration of effectiveness of the Registration Statement; (D) the filing of articles of merger with the Secretary of State pursuant to the WVBCA and the issuance of the related certificate of merger; (E) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of United Stock in the Merger; and (F) receipt of the approvals set forth in Section 8.01(b). As of the date hereof, United is not aware of any reason why the approvals set forth in Section 8.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 8.01(b).

(ii) Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of United or of any of its Subsidiaries or to which United or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws (or similar governing documents) of United or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g) Financial Reports and SEC Documents; Absence of Certain Changes or Events. United’s Annual Report on Form 10-K for each of the fiscal years ended December 31, 2007, 2008 and 2009, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 2009, under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively “United’s SEC Documents”), as of the date filed, (A) as to form complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition of United contained in or incorporated by reference into any of United’s SEC Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of United and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in stockholders’ equity and cash flows or equivalent statements of United in any of United’s SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders’ equity and cash flows, as the case may be, of United and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments in the case of unaudited statements. Section 6.04(g)(i) of United’s Disclosure Schedule lists, and upon request, United has delivered to Centra, copies of the documentation creating or governing all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K) effected by United or its Subsidiaries, since December 31, 2009. Ernst & Young, LLP, which has expressed its opinion with respect to the financial statements of United and its Subsidiaries (including the related notes) included in the United SEC Documents is and has been throughout the periods covered by such financial statements an independent registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002).

(i) United has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC since December 31, 2006. Section 6.04(g)(iii) of United’s Disclosure Schedule lists and, except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) two days prior to the date of this Agreement, United has delivered to Centra copies in the form filed with the SEC of (A) its Annual Reports on Form 10-K for each fiscal year of the Company beginning after December 31, 2006, (B) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of United referred to in clause (A) above, (C) all proxy statements relating to United’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents since the beginning of the first fiscal year referred to in clause (A) above, (D) all certifications and statements required by (x) the SEC’s Order dated June 27, 2002, pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460), (y) Rule 13a-14 or 15d-14 under the Exchange Act or (z) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any report referred to above, (E) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Centra pursuant to this Section 6.04(g), filed by United with the SEC since the beginning of the first fiscal year referred above, and (F) all comment letters received by United from the staff of the SEC since December 31, 2009 and all responses to such comment letters by or on behalf of United.

(ii) United maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning United and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of United’s filings with the SEC and other public disclosure documents. United maintains internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act and as of December 31, 2009, such internal control over financial reporting was effective in providing reasonable assurance to United’s management and its board of directors regarding the preparation and fair presentation of published financial statements in accordance with GAAP. To United’s knowledge, each director and executive officer of United has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since December 31, 2009. As used in this Section 6.03(g), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(iii) Since December 31, 2009, United and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(iv) Since December 31, 2009, (A) United and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 6.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to United.

(h) Litigation. No litigation, claim or other proceeding before any Governmental Authority is pending against United or any of its Subsidiaries and, to the best of United’s knowledge, no such litigation, claim or other proceeding has been threatened.

(i) Regulatory Matters. Neither United nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.

(i) Neither United nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(ii) United is not a financial holding company as defined by the Gramm-Leach-Bliley Act of 1999.

(j) Compliance with Laws. Each of United and its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(iii) has received, since December 31, 1998, no notification or communication from any Governmental Authority (A) asserting that United or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to United’s knowledge, do any grounds for any of the foregoing exist); and

(iv) since July 1, 2001, is in compliance with the privacy provisions of the Gramm-Leach-Bliley Act, and all other applicable laws relating to consumer privacy.

(k) Material Contracts; Defaults. Except for this Agreement, neither United nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non-compete or similar provision). Neither United nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) Employee Benefit Plans.

(i) United has Previously Disclosed a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee (the “United Employees”), current or former consultant (the “United Consultants”) or current or former director (the “United Directors”) of United or any of its Subsidiaries participates or to which any United Employees, United Consultants or United Directors are a party (the “United Compensation and Benefit Plans”).

(ii) Each United Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “United Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such United Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS or the Compensation and Benefit Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter, and United is not aware of any circumstances which could adversely affect such qualification or which are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter. There is no material pending or, to the knowledge of United, threatened legal action, suit or claim relating to the United Compensation and Benefit Plans other than routine claims for benefits. Neither United nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any United Compensation and Benefit Plan that would reasonably be expected to subject United or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii) No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by United or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “United ERISA Affiliate”) which is considered one employer with United under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “United ERISA Affiliate Plan”). None of United, any of its Subsidiaries or any United ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any United Compensation and Benefit Plan or by any United ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Pension Plan or United ERISA Affiliate Plan and, to United’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. To the knowledge of United, there is no pending investigation or enforcement action by the PBGC, the DOL or IRS or any other governmental agency with respect to any United Compensation and Benefit Plan. Under each United Pension Plan and United ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such United Pension Plan or United ERISA Affiliate Plan), did not exceed the then current value of the assets of such United Pension Plan or United ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such United Pension Plan or United ERISA Affiliate Plan nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.

(iv) All contributions required to be made under the terms of any United Compensation and Benefit Plan or United ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which United or any of its Subsidiaries is a party have been timely made or have been reflected on United’s financial statements. Neither any United Pension Plan nor any United ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each United Pension Plan or United ERISA Affiliate Plan have been made on or before their due dates. None of United, any of its Subsidiaries or any United ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any United Pension Plan or to any United ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(v) Neither United nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any United Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such United Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder and there has been no communication to Employees by United or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi) United and its Subsidiaries do not maintain any United Compensation and Benefit Plans covering foreign Employees.

(vii) The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any United Employee, United Consultant or United Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any United Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any United Compensation and Benefit Plan.

(viii) Except for compensation paid to Richard M. Adams, neither United nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(ix) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of United, Centra or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(x) Neither United nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any United Compensation and Benefit Plan that is an operational failure under Section 409A of the Code or that would reasonably be expected to subject United or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider to United or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code.

(m) No Brokers. No action has been taken by United that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to Sandler O’Neill + Partners, L.P.

(n) Labor Matters. Neither United nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is United or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel United or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to United’s knowledge, threatened, nor is United aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Takeover Laws. United has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to United.

(p) Environmental Matters. To United’s knowledge, neither the conduct nor operation of United or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to United’s knowledge no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To United’s knowledge, neither United nor any of its Subsidiaries has received any notice from any person or entity that United or its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property.

(q) Tax Matters. (i) All Tax Returns that are required to be filed by or with respect to United and its Subsidiaries have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full, (iii) the Tax Returns referred to in clause (i) have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (iv) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of United or its Subsidiaries. United has made available to Centra a true and correct copy of the United States Federal Income Tax Returns filed by United and its Subsidiaries for the most recent fiscal year ended on December 31, 2009. Neither United nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2009 in excess of the amounts accrued with respect thereto that are reflected in the financial statements of United as of December 31, 2009. As of the date hereof, neither United nor any of its Subsidiaries has any knowledge of any conditions that exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(r) Risk Management Instruments. Neither United not any of its Subsidiaries are parties to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for United’s own account, or for the account of one or more of United’s Subsidiaries or their customers.

(s) Books and Records. The books and records of United and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly reflect the substance of events and transactions included therein.

(t) Insurance. United Previously Disclosed all of the insurance policies, binders, or bonds maintained by United or its Subsidiaries. United and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as the management of United reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; United and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u) Funds Available. United has, and will have available to it at the Effective Time, sources of capital and authorized shares of United Common Stock sufficient to pay the Merger Consideration and the amounts payable pursuant to Section 4.03.

(v) Representations and Warranties of United with Respect to Merger Sub.

(i) Organization, Standing and Authority. Merger Sub is duly organized and validly existing in good standing under the laws of the state of its organization, and is or prior to the Effective Time will be duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Merger Sub will have been organized for the purpose of the transactions contemplated by this Agreement, and no newly chartered Merger Sub will have previously conducted any business or incurred any liabilities.

(ii) Power. Merger Sub has, or prior to the Effective Time will have, the power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(iii) Authority. This Agreement and the transactions contemplated hereby have been, or prior to the Effective Time will have been, authorized by all requisite action on the part of Merger Sub and its respective subsidiaries or members. Upon execution and delivery of Annex A, this Agreement will be a valid and legally binding agreement of Merger Sub enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

ARTICLE VII

Covenants

7.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Centra and United agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

7.02 Stockholder Approvals. Centra agrees to take, in accordance with applicable law and the Centra Certificate and Centra By-laws, all action necessary to convene an appropriate meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Centra’s stockholders for consummation of the Merger (including any adjournment or postponement, the “Centra Meeting”), as promptly as practicable after the Registration Statement is declared effective. The Centra Board will recommend that the Centra stockholders approve and adopt the Agreement and the transactions contemplated hereby, provided that the Centra Board may fail to make such recommendation, or withdraw, modify or change any such recommendation, if the Centra Board, after having consulted with and considered the advice of outside counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change such recommendation, would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Centra Board under applicable law.

7.03 Registration Statement.

(a) United agrees to prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed by United with the SEC in connection with the issuance of United Common Stock in the Merger (including the prospectus of United and proxy solicitation materials of Centra constituting a part thereof (the “Proxy Statement”) and all related documents). Centra and United agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other and its counsel and its accountants in the preparation of the Registration Statement and the Proxy Statement. United agrees to file the Registration Statement (including the Proxy Statement in preliminary form) with the SEC as promptly as reasonably practicable and in any event within 90 days from the date of this Agreement. Each of Centra and United agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. United also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each of United and Centra agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors and stockholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of United, Centra or their respective Subsidiaries to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. Centra shall have the right to review and consult with United and approve the form of, and any characterization of such information included in, the Registration Statement prior to its being filed with the SEC.

(b) Each of Centra and United agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Centra Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Centra and United further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c) United agrees to advise Centra, promptly after United receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of United Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

7.04 Press Releases. Each of Centra and United agrees that it will not, without the prior approval of the other party, file any material pursuant to SEC Rules 165 or 425, or issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NASDAQ rules.

7.05 Access; Information.

(a) Each of Centra and United agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning the business, properties and personnel of it as the other may reasonably request. Neither United or its Subsidiaries nor Centra or its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of United, Centra or their respective Subsidiaries, as the case may be, or contravene any applicable law or regulation or binding contract, agreement or arrangement entered into prior to the date of this Agreement; and in any such event, the parties will make appropriate substitute disclosure arrangements.

(b) Each agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 7.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Merger and the other transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 7.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, each party shall promptly furnish the other with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

(d) The provisions of this Section 7.05 are in addition to, and not in lieu of that certain letter agreement dated October 5, 2010, between United and Keefe, Bruyette & Woods, Inc, the terms of which are hereby specifically confirmed.

7.06 Acquisition Proposals. Centra agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, any Acquisition Proposal. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than United with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Centra will inform United promptly of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of Centra or any merger, change or control or other business combination involving Centra. Notwithstanding the foregoing, if, at any time the Centra Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Centra, in response to a written Acquisition Proposal that was unsolicited after the date of this Agreement or that did not otherwise result from a breach of this Section 7.06, may furnish non-public information with respect to Centra to the Person who made such Acquisition Proposal and participate in negotiations regarding such Acquisition Proposal.

7.07 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Law, as now or hereafter in effect.

7.08 Exemption from Liability Under Section 16(b). United and Centra agree that, in order to most effectively compensate and retain certain directors and officers of Centra in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of Centra not be subject to a risk of liability under Section 16(b) of the Exchange Act, and for that compensatory and retentive purposes agree to the provisions of this Section 7.08. The Centra Board, or a committee of “Non-Employee Directors” (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the disposition by the directors and officers of Centra Common Stock and Centra Stock Options, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act.

7.09 Regulatory Applications.

(a) United and Centra and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each Party shall use its reasonable efforts to resolve objections, if any, which may be asserted with respect to the Merger under any applicable law, regulation or decree, including agreeing to divest any assets, deposits, lines of business or branches; provided, that United shall not be required to agree to any condition or take any action if such agreements or the taking of such action is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 8.01(b). Each of United and Centra shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other party upon receiving any communication from a Governmental Authority the consent or approval of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required consent or approval from a Governmental Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, without limiting the scope of the foregoing paragraphs, United shall, to the extent permitted by applicable law (i) promptly advise Centra of the receipt of any substantive communication from a Governmental Authority with respect to the transactions contemplated hereby, (ii) provide Centra with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Governmental Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof, and (iii) provide Centra with the opportunity to participate in any meetings or substantive telephone conversations that United or its Subsidiaries or their respective representatives may have from time to time with any Governmental Authority with respect to the transactions contemplated by this Agreement.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

7.10 Indemnification.

(a) Following the Effective Date and for a period of six years thereafter, United shall indemnify, defend and hold harmless the present directors, officers and employees of Centra and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Centra is permitted or required to indemnify (and advance expenses to) its directors and officers under the laws of the State of West Virginia, the Centra Certificate, the Centra By-Laws and any agreement as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under West Virginia law, the Centra Certificate, the Centra By-Laws and any agreement shall be made by independent counsel (which shall not be counsel that provides material services to United) selected by United and reasonably acceptable to such officer or director. United shall comply with any indemnification agreements between Centra or its Subsidiaries on the one hand, and their respective directors and officers on the other hand; provided, however, that each of Centra and its Subsidiaries, as applicable, agrees to exercise its reasonable best efforts to obtain amendments to each indemnification agreement applicable to it prior to the Effective Date so that terms of any such agreement aligns with the time periods set forth in this Section 7.10.

(b) For a period of six years from and after the Effective Time, United shall (i) maintain in effect (A) the current provisions regarding indemnification of and the advancement of expenses to Indemnified Parties contained in the Centra Certificate and Centra By-Laws (or comparable organizational documents) of each of Centra and its Subsidiaries and (B) any indemnification agreements of Centra and its Subsidiaries with or for the benefit of any Indemnified Parties existing on the date hereof, and (ii) indemnify the Indemnified Parties to the fullest extent permitted by applicable law. For purposes of the foregoing: (i) in the event any claim is asserted within the six year period during which Centra and its Subsidiaries, (A) all such rights in respect of any such claim shall continue until disposition thereof and (B) the Indemnified Party shall be entitled to advancement of expenses within five business days following receipt of any such claim involving such Indemnified Party; and (ii) any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under WVBCA, the Centra Certificate or Centra By-Laws or any such agreement, as the case may be, for purposes of the allowance of indemnification or advancement of expenses, shall be made by independent legal counsel selected by such Indemnified Party and reasonably acceptable to United. The fees and expenses of such independent legal counsel shall be paid for by United.

(c) For a period of six years from the Effective Time, United shall use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Centra or any of its Subsidiaries (determined as of the Effective Time) (as opposed to Centra) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Centra; provided, that in no event shall United be required to expend more than 150% of the current amount expended by Centra (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if United is unable to maintain or obtain the insurance called for by this Section 7.10(b), United shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Centra or any Subsidiary may be required to make application and provide customary representations and warranties to United’s insurance carrier for the purpose of obtaining such insurance.

(d) Any Indemnified Party wishing to claim indemnification under Section 7.10(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify United thereof; provided that the failure so to notify shall not affect the obligations of United under Section 7.10(a) unless and to the extent that United is actually prejudiced as a result of such failure.

(e) If United or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of United shall assume the obligations set forth in this Section 7.10.

(f) The provisions of this Section 7.10, (i) shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by agreement or otherwise.

7.11 Benefit Plans.

(a) It is the intention of United that at and following the Effective Time (i) it will provide employees of Centra with employee benefit plans substantially similar in the aggregate to those provided to similarly situated employees of United, except with respect to the United Pension Plan, (ii) United shall cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the Compensation and Benefit Plans) and eligibility waiting periods under group health plans to be waived with respect to such participants and their eligible dependents, and (iii) all Centra employees will receive credit for years of service with Centra and its predecessors prior to the Effective Time for purposes of eligibility and vesting (but not for purposes of benefit accrual other than accrual for vacation or paid time off in the then current calendar year; provided, that, in accordance with United’s policies, no vacation or paid time off shall be thereafter carried over into a subsequent calendar year) under United’s benefit plans, except with respect to the United Pension Plan. All Centra employees and their eligible dependents will receive credit for co-payments, deductibles and out-of-pocket maximums satisfied by employees and dependents under the Compensation and Benefit Plans. United shall maintain Centra’s existing employee benefit plans until such time as United has provided similar plans to Centra’s employees as contemplated in the preceding sentence. Centra employees shall not be entitled to accrual of benefits or allocation of contributions under United’s benefit plans based on years of service with Centra and its predecessors prior to the Effective Date, except with respect to any vacation or paid time off accrual.

(b) United agrees that each Centra employee who is involuntarily terminated by United (other than for cause) within six months of the Effective Date, shall receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at Centra (with credit for partial years of service) with a maximum payment equal to 20 weeks of base pay.

(c) Centra shall use reasonable efforts to take such action as may be necessary to terminate its 401(k) plan, including the receipt of a favorable determination letter from the IRS relating to the termination of the 401(k) plan. In the event a favorable ruling is not issued, Centra agrees that termination of the 401(k) plan shall not occur and the 401(k) plan shall not be merged with United’s 401(k) plan.

7.12 Notification of Certain Matters. Each of Centra and United shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

7.13 Directors and Officers.

(a) United agrees to cause two individuals from Centra to be appointed as directors of United at the Effective Time. The individuals shall be chosen by Centra, subject to consent by United, which shall not be unreasonably withheld.

(b) United agrees to cause three individuals from Centra to be appointed to serve on the board of directors of United Bank at the effective time of the Bank Merger. The individuals chosen by Centra to serve as directors of United Bank shall be subject to the approval of the United Board.

7.14 Compliance with Laws. Each of Centra and its Subsidiaries shall comply in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to employees conducting such businesses.

ARTICLE VIII

Conditions to Consummation of the Merger

8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of United and Centra to consummate the Merger is subject to the fulfillment or written waiver by United and Centra prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly approved by the requisite vote of the stockholders of Centra.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements applicable either before or after the Effective Time which the United Board reasonably determines in good faith would have a Material Adverse Effect on United and its Subsidiaries taken as a whole taking into account the consummation of the Merger in making such determination.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Listing. To the extent required, the shares of United Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

8.02 Conditions to Obligation of Centra. The obligation of Centra to consummate the Merger is also subject to the fulfillment or written waiver by Centra prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of United set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 6.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Centra shall have received a certificate, dated the Effective Date, signed on behalf of United by the Chief Executive Officer and the Chief Financial Officer of United to such effect.

(b) Performance of Obligations of United. United shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Centra shall have received a certificate, dated the Effective Date, signed on behalf of United by the Chief Executive Officer and the Chief Financial Officer of United to such effect.

(c) Opinion of Centra’s Counsel. Centra shall have received an opinion of DLA Piper LLP (US), counsel to Centra, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a “reorganization” within the meaning of Section 368 of the Code and (ii) no gain or loss will be recognized by stockholders of Centra who receive shares of United Common Stock in exchange for shares of Centra Common Stock, except that gain or loss may be recognized as to cash received as Merger Consideration and cash received in lieu of fractional share interests. In rendering its opinion, DLA Piper LLP (US) may require and rely upon representations contained in letters from Centra, United, officers and employees of Centra or United, and others.

8.03 Conditions to Obligation of United. The obligation of United to consummate the Merger is also subject to the fulfillment or written waiver by United prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Centra set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 6.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and United shall have received a certificate, dated the Effective Date, signed on behalf of Centra by the Chief Executive Officer and the Chief Financial Officer of Centra to such effect.

(b) Performance of Obligations of Centra. Centra shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and United shall have received a certificate, dated the Effective Date, signed on behalf of Centra by the Chief Executive Officer and the Chief Financial Officer of Centra to such effect.

(c) Opinion of United’s Counsel. United shall have received an opinion of Bowles Rice McDavid Graff & Love LLP, special counsel to United, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger constitutes a reorganization under Section 368 of the Code. In rendering its opinion, Bowles Rice McDavid Graff & Love LLP may require and rely upon representations contained in letters from United, Centra, officers and employees of United or Centra, and others.

ARTICLE IX

Termination

9.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of United and Centra, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach. At any time prior to the Effective Time, by United or Centra (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 6.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which material breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

(c) Delay. At any time prior to the Effective Time, by United or Centra, if its Board of Directors so determines by vote of a majority of the members of such party’s entire Board of Directors, in the event that the Merger is not consummated by October 31, 2011, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 9.01(c).

(d) Failure of United Conditions. By United (provided that United is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions in Sections 8.03(a) or 8.03(b) of this Agreement have not been satisfied by Centra within five business days of satisfaction of the last condition in Section 8.01 to be satisfied (and cannot be, or have not been, cured by Centra within 30 days after the giving of written notice of such failure) and have not been waived by United.

(e) Failure of Centra Conditions. By Centra (provided that Centra is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions in Sections 8.02(a) or 8.02(b) of this Agreement have not been satisfied by United within five business days of satisfaction of the last condition in Section 8.01 to be satisfied (and cannot be, or have not been, cured by United within 30 days after the giving of written notice of such failure) and have not been waived by Centra.

(f) No Approval. By Centra or United, if its Board of Directors so determines by a vote of a majority of the members of its entire Board of Directors, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) any stockholder approval required by Section 8.01(a) herein is not obtained at the Centra Meeting.

(g) Failure to Recommend, Etc. At any time prior to the Centra Meeting, by United if the Centra Board shall have failed to make its recommendation referred to in Section 7.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of United.

(h) Superior Proposal. By Centra, if the Centra Board so determines by a vote of the majority of the members of its entire board, at any time prior to the Centra Meeting, in order to concurrently enter into an agreement with respect to an unsolicited Acquisition Proposal that was received and considered by Centra in compliance with Section 7.06 and that would, if consummated, result in a transaction that is more favorable to Centra’s stockholders from a financial point of view than the Merger (a “Superior Proposal”); provided, that (i) this Agreement may be terminated by Centra pursuant to this Section 9.01(h) only after the fifth business day following United’s receipt of written notice from Centra advising United that Centra is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, United does not make an offer to Centra that the Centra Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal and (ii) Centra pays the Fee specified in Section 9.03.

(i) Decline in United Common Stock Price. By Centra, if the Centra Board so determines by a vote of the majority of the members of the entire Centra Board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “United Ratio”) shall be less than 0.80; and

(ii) (x) the United Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.15 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If Centra elects to exercise its termination right pursuant to this Section 9.01(i), it shall give written notice to United (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, United shall have the option to increase the consideration to be received by the holders of Centra Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the United Ratio. If United so elects within such five-day period, it shall give prompt written notice to Centra of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.01(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified.)

For purposes of this Section 9.01(i), the following terms shall have the meanings indicated:

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the NASDAQ Bank Index.

“Index Price” shall mean the closing price on such date of the Index Group.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean the closing price of a share of United Common Stock on the NASDAQ (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

9.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.03, (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination, and (iii) Sections 7.03(b), 7.05(b), 9.02, 9.03, 10.05, 10.06, 10.07, 10.08, 10.09 and 10.10 shall survive any termination of this Agreement.

9.03 Fees and Expenses.

(a) In the event that, (i) this Agreement shall be terminated by Centra pursuant to Section 9.01(h), then Centra shall pay United promptly (but in no event later than two business days after the date of termination of this Agreement by Centra) a fee of $7,500,000 (the “Fee”), which amount shall be payable in immediately available funds or (ii) this Agreement is terminated by United pursuant to Section 9.01(g), and prior to that date that is 12 months after such termination, Centra or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is consummated before or after termination of this Agreement), then Centra shall pay United the Fee on the earlier of such date of execution or consummation, which amount shall be payable in immediately available funds. For the purposes of this Section, “Acquisition Agreement” shall mean any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal. For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning set forth in the definition of “Acquisition Proposal” in Section 1.01 except that the references to “24.99%” shall be deemed to be references to “51%.” In no event shall Centra be required to pay the Fee on more than one occasion.

(b) In the event that Centra shall fail to pay the Fee when due, then Centra shall pay the Fee plus the costs and expenses actually incurred by United (including, without limitation, fees and expenses of counsel) in connection with the collection of the Fee under the enforcement of this Section 9.03, together with interest on such unpaid Fee and costs and expenses, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus 2.00%.

ARTICLE X

Miscellaneous

10.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 2.02(b), 7.10, 7.11, 7.13, and this Article X and those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, all of which shall survive the Effective Time).

10.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Centra Meeting, this Agreement may not be amended if it would violate the WVBCA.

10.03 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

10.04 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

10.05 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of West Virginia applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of federal law are applicable). The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the State of West Virginia.

10.06 Expenses. Subject to the obligations of Centra set forth in Section 9.03, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing expenses shall be shared equally between Centra and United.

10.07 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Centra, to:

Centra Financial Holdings, Inc.

990 Elmer Prince Drive

Morgantown, West Virginia 26505

Attn: Douglas J. Leech

Chief Executive Officer

With a copy to:

DLA Piper LLP (US)

500 Eighth Street, N.W.

Washington, D.C. 20004

Facsimile: (202)799-5000

Attn: Frank M. Conner III, Esq.

Michael P. Reed, Esq.

Jackson Kelly PLLC

1600 Laidley Tower

P.O. Box 553

Charleston, West Virginia 25322

Facsimile: (304) 340-1080

Attn: Charles D. Dunbar, Esq.

If to United, to:

United Bankshares, Inc.

514 Market Street

Parkersburg, WV 26101

Attn: Richard M. Adams

 Chairman of the Board and Chief Executive Officer

 Steven Wilson

 Chief Financial Officer

With a copy to:

Bowles Rice McDavid Graff & Love LLP

600 Quarrier Street (25301)

P. O. Box 1386

Charleston, West Virginia 25325-1386

Facsimile: (304) 343-3058

Attn: Sandra M. Murphy, Esq.

10.08 Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Section 7.10, which shall inure to the benefit of the Persons referred to in such Sections, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.09 Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other parties, Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.10 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any other Section to which the relevance of such item is reasonably apparent.

10.11 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Disclosure Schedules, such reference shall be to a Section of, or Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated. The Disclosure Schedules as well as all other schedules and exhibits to this Agreement shall be deemed to be part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires. No provision of this Agreement shall be construed to require Centra, United or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation. The parties hereto acknowledge that each party hereto has reviewed, and has had an opportunity to have its counsel review, this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

10.12 Publicity. United and Centra each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated hereby and prior to making any filings with respect to any third party and/or any Governmental Authority with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with, or rules of, the NASDAQ or in connection with the regulatory application process, in which case the party required to make the release or announcement shall consult with the other to the extent practicable. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

[Signature page follows this page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CENTRA FINANCIAL HOLDINGS, INC.

By:	/s/ Douglas J. Leech
Douglas J. Leech
Title:	Chief Executive Officer

UNITED BANKSHARES, INC.

By:	/s/ Richard M. Adams
Richard M. Adams
Title:	Chairman of the Board and
Chief Executive Officer

Signature Page to the Agreement and Plan of Reorganization

FORM OF

SUPPLEMENT FOR MERGER SUB ACCESSION

TO MERGER AGREEMENT

This SUPPLEMENT FOR MERGER SUB ACCESSION TO MERGER AGREEMENT, dated as of the             day of             , 2010 (this “Supplement”), to the Agreement and Plan of Reorganization, dated as of             , 2010 (as may be amended from time to time in accordance with the terms thereof, the “Agreement”), by and between United Bankshares, Inc., a West Virginia corporation (“United”) and Centra Financial Holdings, Inc., a West Virginia corporation (“CFHI”).

WHEREAS, terms used but not otherwise defined herein have the meanings specified in the Agreement; and

WHEREAS, pursuant to Section 2.01 of the Agreement, United has determined to consummate the Merger in part through the merger of CFHI with and into             , a             corporation (the “Merger Sub”).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations and warranties contained in the Agreement, the parties agree as follows:

1. Agreement. Merger Sub agrees (i) to be bound by and subject to the terms of the Agreement, (ii) to become a party to the Agreement, as provided by Section 2.01 thereof, (iii) to perform all obligations and agreements set forth therein, and (iv) to adopt the Agreement with the same force and effect as if the undersigned were originally a party thereto.

2. Notice. Any notice required to be provided pursuant to Section 10.06 of the Agreement shall be given to the Merger Sub at the following address:

[Insert address and facsimile number]

IN WITNESS WHEREOF, this Supplement has been duly executed and delivered by the undersigned, duly authorized thereunto as of the date first hereinabove written.

[Insert name of Merger Sub]

By:
Name:
Title:

CENTRA FINANCIAL HOLDINGS, INC.

By:
Name:
Title:

UNITED BANKSHARES, INC.

By:
Name:	Richard M. Adams
Title:	Chairman of the Board and Chief Executive Officer

List of Disclosure Schedules

to the

Agreement and Plan of Reorganization

dated December 15, 2010

between

United Bankshares, Inc. and Centra Financial Holdings, Inc.

Centra Disclosure Schedule

Schedule 5.01(a)	Forebearances of Centra; Ordinary Course
Schedule 5.01(b)	Forebearances of Centra; Capital Stock
Schedule 5.01(c)	Forebearances of Centra; Dividends, Etc.
Schedule 5.01(d)	Forebearances of Centra; Compensation; Employment Agreements, Etc.
Schedule 5.01(e)	Forebearances of Centra; Benefit Plans
Schedule 5.01(f)	Forebearances of Centra; Dispositions
Schedule 5.01(g)	Forebearances of Centra; Acquisition
Schedule 5.01(h)	Forebearances of Centra; Capital Stock
Schedule 5.01(i)	Forebearances of Centra; Accounting Methods
Schedule 5.01(j)	Forebearances of Centra; Contracts
Schedule 5.01(k)	Forebearances of Centra; Claims
Schedule 5.01(l)	Forebearances of Centra; Adverse Actions
Schedule 5.01(m)	Forebearances of Centra; Risk Management
Schedule 5.01(n)	Forebearances of Centra; Indebtedness
Schedule 5.01(o)	Forebearances of Centra; Commitments
Schedule 6.03(a)	Organization and Standing
Schedule 6.03(b)	Capitalization
Schedule 6.03(c)	Subsidiaries
Schedule 6.03(c)(i)	Subsidiaries
Schedule 6.03(c)(ii)	Subsidiaries
Schedule 6.03(d)	Corporate Power
Schedule 6.03(e)	Corporate Authority
Schedule 6.03(f)(i)	Consents and Approvals; No Defaults
Schedule 6.03(f)(ii)	Consents and Approvals; No Defaults
Schedule 6.03(g)(i)	Financial Reports; Absence of Certain Charges or Events
Schedule 6.03(g)(ii)	Financial Reports; Absence of Certain Charges or Events
Schedule 6.03(g)(iii)	Financial Reports; Absence of Certain Charges or Events
Schedule 6.03(g)(iv)	Financial Reports; Absence of Certain Charges or Events
Schedule 6.03(g)(v)	Financial Reports; Absence of Certain Charges or Events
Schedule 6.03(g)(vi)	Financial Reports; Absence of Certain Charges or Events
Schedule 6.03(h)	Litigation
Schedule 6.03(i)(i)	Regulatory Matters
Schedule 6.03(g)(ii)	Regulatory Matters
Schedule 6.03(g)(iii)	Regulatory Matters
Schedule 6.03(j)(i)	Compliance with Laws
Schedule 6.03(j)(ii)	Compliance with Laws
Schedule 6.03(j)(iii)	Compliance with Laws
Schedule 6.03(j)(iv)	Compliance with Laws
Schedule 6.03(j)(v)	Compliance with Laws
Schedule 6.03(k)	Material Contracts; Defaults

Schedule 6.03(l)	Brokers
Schedule 6.03(m)(i)	Employee Benefit Plans
Schedule 6.03(m)(ii)	Employee Benefit Plans
Schedule 6.03(m)(iii)	Employee Benefit Plans
Schedule 6.03(m)(iv)	Employee Benefit Plans
Schedule 6.03(m)(v)	Employee Benefit Plans
Schedule 6.03(m)(vi)	Employee Benefit Plans
Schedule 6.03(m)(vii)	Employee Benefit Plans
Schedule 6.03(m)(viii)	Employee Benefit Plans
Schedule 6.03(m)(ix)	Employee Benefit Plans
Schedule 6.03(m)(x)	Employee Benefit Plans
Schedule 6.03(m)(xi)	Employee Benefit Plans
Schedule 6.03(m)(xii)	Employee Benefit Plans
Schedule 6.03(m)(xiii)	Employee Benefit Plans
Schedule 6.03(n)	Labor Matters
Schedule 6.03(o)	Takeover Laws
Schedule 6.03(p)	Environmental Matters
Schedule 6.03(q)	Tax Matters
Schedule 6.03(q)(i)	Tax Matters
Schedule 6.03(r)	Risk Management Instruments
Schedule 6.03(s)	Books and Records
Schedule 6.03(t)	Insurance

United Disclosure Schedule

Schedule 6.04(g)(i)	Financial Reports and SEC Documents
Schedule 6.04(g)(iii)	Reports
Schedule 6.04(q)	Insurance

Annex B

December 15, 2010

The Board of Directors

Centra Financial Holdings, Inc.

990 Elmer Prince Drive

Morgantown, West Virginia 26505

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Centra Financial Holdings, Inc. (“Centra”) of the Merger Consideration, as defined below, in the proposed merger (the “Merger”) of Centra with and into UBC Holding Company, Inc., a wholly-owned subsidiary of United Bankshares, Inc. (“UBSI”), pursuant to the Agreement and Plan of Reorganization, dated as of December 15, 2010 between Centra and UBSI (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of Centra common stock (“Centra Common Stock”), par value $1.00 per share, will be converted into 0.7676 shares of UBSI common stock, par value $2.50 per share, subject to adjustment as set forth in the Agreement (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., has acted as financial advisor to Centra. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Centra and UBSI, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Centra and UBSI for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this opinion it has been disclosed to Centra. We have acted exclusively for the Board of Directors of Centra in rendering this fairness opinion. Our fee is contingent upon the successful completion of the Merger.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Centra and UBSI and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual report to stockholders and Annual Report on Form 10-K for the three years ended December 31, 2009 of Centra and the Annual report to stockholders and Annual Report on Form 10-K for the three years ended December 31, 2009 of UBSI; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Centra, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of UBSI and certain other communications from Centra and UBSI to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Centra and UBSI furnished to us by Centra and UBSI for purposes of our analysis. We have also held discussions with senior management of Centra and UBSI regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Centra and UBSI with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification

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or accuracy. We have relied upon the management of Centra and UBSI as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for Centra and UBSI are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of Centra or UBSI, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement with no adjustments to the Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications of the Merger Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Centra and UBSI; (ii) the assets and liabilities of Centra and UBSI; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of Centra to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Centra.

We are not expressing any opinion about the fairness of the amount or nature of the compensation to any of the Centra or UBSI’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of Centra in connection with the transaction.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to holders of Centra Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

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